05010676

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Lenovo Group Limited

*CURRENT ADDRESS: 23rd Floor, Lincoln House
Tai Koo Place
979 ~~Queen~~ King's Road
Quarry Bay, Hong Kong

**FORMER NAME: Legend Group Limited

**NEW ADDRESS:

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

FILE NO. 82- 3950

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 8/24/05

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

PROXY FORM FOR USE BY HOLDERS OF VOTING ORDINARY SHARES AT THE ANNUAL GENERAL MEETING

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ____________ voting ordinary shares in the share capital of Lenovo Group Limited (the "Company")

HEREBY APPOINT[3] the Chairman of the Meeting or ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us at the Annual General Meeting of the Company to be held at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, August 9, 2005 at 9:30 a.m. and at any adjournment thereof and to vote for me/us and in my/our name(s) in respect of such resolutions as indicated below and, if no such indication is given, as my/our proxy thinks fit.

		FOR[4]	AGAINST[4]
1.	To receive and consider the audited accounts for the year ended March 31, 2005 together with the reports of the directors and auditors thereon.		
2.	To declare a final dividend for the issued ordinary shares for the year ended March 31, 2005.		
3.	(a) To re-elect Mr. Yuanqing Yang as director.		
	(b) To re-elect Mr. Stephen M. Ward, Jr. as director.		
	(c) To re-elect Ms. Xuezheng Ma as director.		
	(d) To re-elect Mr. Chuanzhi Liu as director.		
	(e) To re-elect Mr. Linan Zhu as director.		
	(f) To re-elect Mr. James G. Coulter as director.		
	(g) To re-elect Mr. William O. Grabe as director.		
	(h) To re-elect Mr. Weijian Shan as director.		
	(i) To re-elect Professor Chia-Wei Woo as director.		
	(j) To authorize the board of directors to fix directors' fees.		
4.	To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors to fix auditors' remuneration.		
5.	Ordinary Resolution – To grant a general mandate to the directors to allot, issue and deal with additional voting ordinary shares not exceeding 20% of the aggregate nominal amount of the issued voting ordinary share capital of the Company.		
6.	Ordinary Resolution – To grant a general mandate to the directors to repurchase voting ordinary shares not exceeding 10% of the aggregate nominal amount of the issued voting ordinary share capital of the Company.		
7.	Ordinary Resolution – To extend the general mandate to the directors to issue new voting ordinary shares of the Company by adding the number of the shares repurchased.		

Dated this ____________ day of ____________ 2005 Signature[5] ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares in the share capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Annual General Meeting or" and insert the name and address of the proxy desired in the space provided. Any shareholder may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company.
4. **Important: If you wish to vote for the resolution, tick in the appropriate box marked "FOR". If you wish to vote against the resolution, tick in the appropriate box marked "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than referred to above.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, either under seal, under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares of the Company as if he were solely entitled thereto: but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such shares of the Company will alone be entitled to vote in respect thereof.
7. To be valid, this form of proxy along with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending the meeting and voting in person at the meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.

2

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS
APPROVAL OF A DIRECTOR'S SERVICE CONTRACT
EXTENSION OF TIME FOR DESPATCH OF THE CIRCULAR

Reference is made to an announcement made by the Company dated 23 June 2005 in relation to the Continuing Connected Transactions and the Service Contract. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules and for an extension of time for publication of the shareholders' circular. It is envisaged that the shareholders' circular will be despatched on or before 31 July 2005.

EXTENSION OF TIME FOR DESPATCH OF THE CIRCULAR

Reference is made to an announcement made by the Company dated 23 June 2005 in relation to the Continuing Connected Transactions and the Service Contract (the "Announcement"). Terms used in the Announcement shall have the same meanings when used in this announcement.

Pursuant to Rule 14A.49 of the Listing Rules, the Company is required to send a circular to the Shareholders within 21 days after publication of the Announcement, that is, on or before 15 July 2005. As it has taken longer than anticipated for the Company to finalise the circular to be despatched to the Shareholders, in particular, the information on the Service Contract and the letter of advice from the independent financial adviser, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules and for an extension of time for the despatch of the circular. It is envisaged that the circular will be despatched to the Shareholders on or before 31 July 2005.

As at the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen M Ward, Jr. and Ms Ma Xuezheng, the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe, Mr Shan Weijian, Mr Justin T Chang (alternate Director to Mr James G Coulter), Mr Vince Feng (alternate Director to Mr William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr Shan Weijian); and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, 15 July 2005

"Please also refer to the published version of this announcement in The Standard"

3

(3)

Investor

Investment Service Centre

Listed Companies Information

LENOVO GROUP<00992> - Unusual price & volume movements

The Stock Exchange has received a message from Lenovo Group Limited which is reproduced as follows:-

"This statement is made at the request of the Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and trading volume of the ordinary shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save as disclosed in the announcement of the Company dated 23 June 2005 regarding continuing connected transactions and approval of a director's service contract and the circular of the Company dated 6 July 2005 regarding proposed off-market repurchase of non-voting shares, we confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Broad aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Lenovo Group Limited the Broad of directors of which individually and jointly accept responsibility for the accuracy of this statement."

As at the date hereof, the Executive Directors are Mr Yang Yuanqing, Mr Stephen M Ward, Jr. and Ms Ma Xuezheng, the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe, Mr Shan Weijian, Mr Justin T Chang (alternate Director to Mr James G Coulter), Mr Vince Feng (alternate Director to Mr William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr Shan Weijian); and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

For and on behalf of
Lenovo Group Limited

Joanna Look
Company Secretary

14 July 2005"

4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Lenovo Group Limited**, you should at once hand this circular and the accompanying proxy form to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 9:30 a.m. on Tuesday, August 9, 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 14 to 17 of this circular. Whether or not you are able to attend the Annual General Meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

Hong Kong, July 7, 2005

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors:
Mr. Yuanqing Yang
Mr. Stephen M. Ward, Jr.
Ms. Xuezheng Ma

Non-executive Directors:
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang *(Alternate director to Mr. James G. Coulter)*
Mr. Vince Feng *(Alternate director to Mr. William O. Grabe)*
Mr. Daniel A. Carroll *(Alternate director to Mr. Weijian Shan)*

Independent Non-executive Directors:
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting

Registered Office:
23rd Floor
Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

July 7, 2005

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") and the Companies Ordinance, Chapter 32 of the Laws of Hong Kong (the "**Companies Ordinance**"), listed companies incorporated in Hong Kong may in certain circumstances, if authorized by their Articles of Association, purchase their own shares.

At the annual general meeting of the Company held on July 23, 2004 general mandates were given to the directors of the Company (the "**Directors**") to exercise the powers of the Company to repurchase shares and to issue shares. Under the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the annual general meeting of the Company to be held on August 9, 2005 (the "**AGM**") to approve fresh general mandates to repurchase shares and to issue shares.

The purpose of this circular is to provide you with information regarding, *inter alia*, the proposed general mandates to repurchase shares and to issue shares and the re-election of the retiring Directors.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to give a general and unconditional mandate to the Directors to exercise the powers of the Company to repurchase issued voting ordinary shares of nominal value HK$0.025 each of the Company up to a maximum of 10 per cent of the issued voting ordinary share capital of the Company at the date of passing of the ordinary resolution (the "**Repurchase Mandate**"). Such authority may only continue in force during the period from the passing of the resolution until the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution, or revoked or varied by ordinary resolution of the shareholders in general meeting, whichever occurs first.

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in Appendix I to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the AGM, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate to issue voting ordinary shares representing up to 20 per cent of the issued voting ordinary share capital of the Company at the date of passing of the resolution (the "**Issue Mandate**"). As at July 4, 2005, being the latest practicable date prior to printing of this circular for ascertaining certain information contained in this circular (the "**Latest Practicable Date**"), the issued voting ordinary share capital of the Company comprised 8,411,602,623 voting ordinary shares of nominal value HK$0.025 each ("**Shares**"). If the ordinary resolution granting the Issue Mandate to the Directors is passed at the AGM, and assuming that no further voting ordinary shares are issued or repurchased prior to the AGM, up to 1,682,320,524 Shares, representing 20 per cent of aggregate nominal amount of the entire issued voting ordinary share capital of the Company as at the date of passing the ordinary resolution at the AGM, may be issued by the Company. The Issue Mandate may only continue in force until the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution, or revoked or varied by ordinary resolution of the shareholders in general meeting, whichever occurs first. In addition, an ordinary resolution will be proposed to authorize extension of the Issue Mandate which would increase the limit of the Issue Mandate by adding to it the number of Shares repurchased under the Repurchase Mandate.

RE-ELECTION OF DIRECTORS

Details of the Directors who are proposed to be re-elected at the AGM are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

Set out on pages 14 to 17 is a notice convening the AGM for the purposes of considering and, if thought fit, approving, *inter alia*, the Repurchase Mandate and the Issue Mandate. A form of proxy for use by holders of issued voting ordinary shares or a proxy form for use by holders of preferred shares at the AGM is enclosed, as appropriate. Whether or not you intend to be present at the AGM, you are requested to complete the relevant proxy form and deposit it at the Company's share registrar, Abacus Share Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. Completion and deposit of the relevant proxy form will not preclude you from attending and voting at the AGM if you so wish.

PROCEDURES FOR DEMANDING A POLL

Pursuant to the Articles of Association of the Company, a poll may be demanded in the following manner:

(a) by the Chairman; or

(b) by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) by any shareholder or shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(e) or as required by the applicable Listing Rules.

The Chairman intends to demand poll voting at the AGM for all the resolutions set out in the notice of AGM.

RECOMMENDATION

The Board of Directors (the "**Board**") consider that the re-election of the retiring Directors, the Repurchase Mandate and the Issue Mandate are in the best interests of the Company and its shareholders and recommend that you should vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully,
By order of the Board
Yuanqing Yang
Chairman

This appendix serves as an explanatory statement to the shareholders as required under the Listing Rules in connection with the proposed Repurchase Mandate and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

1. SHAREHOLDERS' APPROVAL

The Listing Rules provide that all proposed share repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions. The Shares proposed to be purchased by the Company must be fully paid up.

2. NUMBER OF SHARES SUBJECT TO THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued share capital of the Company comprised as follows:

(a) 8,411,602,623 Shares, representing the issued voting ordinary share capital of the Company;

(b) 811,000,513 non-voting ordinary shares of nominal value HK$0.025 each (the "**Non-voting Shares**"); and

(c) 2,730,000 Series A Cumulative Convertible Preferred Shares of nominal value HK$9.175 each.

If the ordinary resolution authorizing the Directors to repurchase its own Shares is passed at the AGM, and assuming that no further Shares are issued or repurchased prior to the AGM, up to 841,160,262 Shares, representing 10 per cent of the entire issued voting ordinary share capital of the Company as at the date of passing the resolution at the AGM, may be repurchased by the Company.

3. SOURCE OF FUNDS

Repurchases must be funded out of funds legally available for the purpose in accordance with the Articles of Association of the Company and the laws of Hong Kong. The Companies Ordinance provides that the repurchases may be made either out of distributable profits or the proceeds of a new issue of shares made for such purpose.

4. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from the shareholders to enable the Company to repurchase Shares in the market at any appropriate time. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

5. FINANCIAL EFFECT OF REPURCHASES

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing position which in the opinion of the Directors are from time to time appropriate for the Company. However, on the basis of the most recent published consolidated financial position of the Company as at March 31, 2005, there may be a material adverse impact on the working capital or gearing position of the Company if the Repurchase Mandate is exercised in full.

6. GENERAL

None of the Directors or, to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention to sell any of the Shares to the Company or its subsidiaries if the Repurchase Mandate is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

No connected person (as defined in the Listing Rules) has notified the Company that it has a present intention to sell any of the Shares to the Company, or has undertaken not to do so, if the Company is authorized to make purchases of Shares.

If, as the result of a repurchase of the Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Code on Takeovers and Mergers (the "**Takeovers Code**"). As a result, a shareholder, or a group of shareholders acting in concert, could, depending on the level of increase of shareholding interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, according to the register maintained under section 336 of the Securities and Futures Ordinance, Legend Holdings Limited (the "**Controlling Shareholder**") and its wholly-owned subsidiary, Right Lane Limited, were collectively interested in 4,178,255,971 Shares, representing approximately 44.39 per cent of the voting rights of the Company (including all voting ordinary shares and preferred shares). Based on such shareholding and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, their collective shareholding would be increased to approximately 48.74 per cent of the voting rights of the Company (including all voting ordinary shares and preferred shares). Such increase would give rise to an obligation to make a mandatory offer in accordance with rules 26 and 32 of the Takeovers Code.

In the event of an exercise of the Repurchase Mandate, public shareholding in the Company may be reduced to below 25 per cent which will be in breach of the Listing Rules. In accordance with the aforesaid undertaking and unless otherwise approved by the Stock Exchange, the Directors will refrain from exercising the power conferred by the Repurchase Mandate if it will result in a breach of the Listing Rules.

As disclosed in the announcement of the Company dated May 4, 2005, on May 1, 2005, the Company entered into a repurchase agreement with International Business Machines Corporation ("**IBM**") pursuant to which IBM agreed to sell and the Company agreed to purchase 435,717,757 Non-voting Shares off-market at a repurchase price of HK$2.725 per share. As at the date of this circular, the conditions precedent to the closing of share repurchase have not yet been satisfied.

Save as disclosed above, the Company has not repurchased any Shares during the six months prior to the Latest Practicable Date.

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the 12 months prior to the Latest Practicable Date were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2004		
July	2.200	2.000
August	2.450	2.025
September	2.825	2.325
October	2.875	2.550
November	3.175	2.525
December	2.875	2.250
2005		
January	2.350	2.000
February	2.350	2.050
March	2.725	2.175
April	2.625	2.300
May	2.650	2.325
June	2.525	2.250
July	2.300	2.275

In accordance with Article 101 of the Articles of Association of the Company, the following Directors will retire by rotation from office at the AGM and, being eligible, will offer themselves for re-election.

Mr. Yuanqing Yang, 40, is the Chairman of the Board. He is a former Chief Executive Officer of the Company and has been an executive Director since December 16, 1997. He has more than 15 years of experience in the computer industry. He graduated from the Department of Computer Science at the University of Science and Technology of China with a master's degree in 1989. Mr. Yang is also an independent non-executive director of UFIDA Software Co. Ltd. (listed on Shanghai Stock Exchange). Save as disclosed above, Mr. Yang has not held any other directorships in listed companies in the last three years and has no family relationship with any other Directors and senior management of the Company. Prior to joining the Company, he was an employee of the Controlling Shareholder's subsidiary. There is no service contract between Mr. Yang and the Company. Mr. Yang was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. In determining the remuneration for Mr. Yang, the Board will take into account the level of remuneration paid to an executive Director of comparable companies, time and responsibilities committed and assumed by Mr. Yang in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement as soon as practicable after the director's remuneration of Mr. Yang is fixed. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance (the "SFO") as at the Latest Practicable Date, Mr. Yang was interested in 10,200,000 voting ordinary shares and 11,250,000 underlying shares in respect of share options granted under the share option scheme of the Company.

Ms. Xuezheng Ma, 52, is the Chief Financial Officer and Senior Vice President of the Company. Ms. Ma has been an executive Director of the Company since May 15, 1997. She has more than 27 years of experience in financial and executive management. She graduated from Capital Normal University in 1976 with a bachelor of Arts degree. Ms. Ma is also an independent non-executive director of Standard Chartered Bank (Hong Kong) Limited (listed on the Stock Exchange) and Sohu.com Inc. (NASDAQ listed). Save as disclosed above, Ms. Ma has not held any other directorships in listed companies in the last three years and has no family relationship with any other Directors and senior management of the Company. Prior to joining the Company, she was an employee of the Controlling Shareholder's subsidiary. There is no service contract between Ms. Ma and the Company. Ms. Ma was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. In determining the remuneration for Ms. Ma, the Board will take into account the level of remuneration paid to an executive Director of comparable companies, time and responsibilities committed and assumed by Ms. Ma in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement as soon as practicable after the director's remuneration of Ms. Ma is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Ms. Ma was interested in 23,074,000 voting ordinary shares and 6,120,000 underlying shares in respect of share options granted under the share option scheme of the Company.

Mr. Chuanzhi Liu, 61, has been redesignated as a non-executive Director of the Company since April 30, 2005 when he ceased to be the chairman of the Board. Mr. Liu had been the Chairman of the Board and an executive Director of the Company since February 8, 1994 and November 8, 1993 respectively. He graduated from the Department of Radar Communications at Xian Military Communications Engineering College of China in 1966. He has more than 35 years of experience in the computer industry. Mr. Liu did not hold any other directorship with any listed companies in the last three years. He has no family relationship with any other Directors and senior management of the Company. He is a director of the Controlling Shareholder and certain of its associates (as defined in the Listing Rules). There is no service contract between Mr. Liu and the Company. Mr. Liu was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Liu will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's remuneration for Mr. Liu, the Board will take into account the level of fee and remuneration paid to a non-executive Director of comparable companies, time and responsibilities committed and assumed by Mr. Liu in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement as soon as practicable after the director's remuneration of Mr. Liu is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Liu was interested in 16,986,000 voting ordinary shares and 5,250,000 underlying shares in respect of share options granted under the share option scheme of the Company.

Professor Chia-Wei Woo, 67, has been appointed as an independent non-executive Director of the Company since August 23, 1999. Professor Woo is Senior Advisor to The Shui On Group and is also President Emeritus and University Professor Emeritus of Hong Kong University of Science and Technology. He serves on the Hong Kong Special Administrative Region's Commission on Strategic Development and Council of Advisors on Innovation and Technology and also the Chinese People's Political Consultative Conferences. In addition, he is currently an independent non-executive director of First Shanghai Investment Limited (HKEX listed), Shanghai Industrial Holdings Limited (HKEX listed), Synergis Holdings Limited (HKEX listed), Tidetime Sun (Group) Limited (HKEX listed) and IDT International Limited (HKEX listed). He was also an independent non-executive director of Codebank Limited (HKEX listed) from December 7, 2001 to May 15, 2002. Save as disclosed above, Professor Woo did not hold any directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Professor Woo and the Company. Professor Woo was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Professor Woo will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration for Professor Woo, the Board will take into account the level of remuneration paid to an independent non-executive Director of comparable companies, time and responsibilities committed and assumed by Professor Woo in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement as soon as practicable after the director's remuneration of Professor Woo is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Professor Woo was not interested in any shares of the Company within the meaning of the SFO.

In accordance with Article 92 of the Articles of Association of the Company, the following Directors (being Directors appointed by the Board since the last annual general meeting of the Company) will hold office until the 2005 AGM of the Company and, being eligible, will offer themselves for re-election.

Mr. Stephen M. Ward, Jr., 50, has been an executive Director, President and Chief Executive Officer of the Company since April 30, 2005. Prior to joining the Company, Mr. Ward spent over 26 years with IBM where he held a number of senior management positions in product development, manufacturing management, industrial sector sales, and also served as the Chief Information Officer of IBM. Most recently, he was the Senior Vice President and General Manager of IBM's Personal Systems Group responsible for IBM's Personal Computing Division, Retail Store Solutions Division and Printing Systems Division. Mr. Ward is a director of Carpenter Technology Corporation (NYSE listed), and is a prior board member of E2open, Inc.. Except as disclosed above, Mr. Ward has not been a director in any other listed companies during the last three years and he has no relationship with any other Directors, senior managers, substantial shareholders or controlling shareholders of the Company. The Company entered into a service contract with Mr. Ward on April 30, 2005 for a term of three years pursuant to which he is entitled to a base salary of US$600,000 per annum and a target annual bonus of US$1,000,000 depending on performance for that year. According to the register maintained by the Company pursuant to section 352 of the SFO as of the Latest Practicable Date, Mr. Ward held an interest in 1,000,000 voting ordinary shares of the Company.

Mr. Linan Zhu, 43, has been a non-executive Director since April 30, 2005. He has more than 18 years of management experience. He graduated with a master's degree in Electronic Engineering from Shanghai Jiao Tong University in 1987. He serves on the board of directors of the Controlling Shareholder and certain of its associates (as defined in the Listing Rules). Save as disclosed above, Mr. Zhu has not held any other directorships in listed companies in the last three years and he does not have any family relationships with any other Directors and senior management of the Company. Mr. Zhu was a Senior Vice President of the Company and did not hold any directorship in other listed public companies. There is no service contract between Mr. Zhu and the Company. Mr. Zhu was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Zhu will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration for Mr. Zhu, the Board will take into account the level of remuneration paid to a non-executive Director of comparable companies, time and responsibilities committed and assumed by Mr. Zhu in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement as soon as practicable after the director's remuneration of Mr. Zhu is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Zhu was interested in 3,720,000 voting ordinary shares of the Company.

Mr. James G. Coulter, 45, has been a non-executive Director since May 17, 2005. Mr. Coulter is a founding partner of Texas Pacific Group ("TPG"). Prior to forming the Texas

Pacific Group, Mr. Coulter was a Vice President of Keystone Inc. and a financial analyst with Lehman Brothers Kuhn Leob Inc.. Mr. Coulter serves on the boards of directors of Seagate Technology Inc. (NYSE listed) and Zhone Technologies Inc. (NASDAQ listed). Save as disclosed above, Mr. Coulter did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr. Coulter and the Company. Mr. Coulter was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Coulter will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration for Mr. Coulter, the Board will take into account the level of remuneration paid to a non-executive Director of comparable companies, time and responsibilities committed and assumed by Mr. Coulter in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement as soon as practicable after the director's remuneration of Mr. Coulter is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Coulter did not hold any interests in the shares of the Company within the meaning of Part XV of the SFO.

Mr. William O. Grabe, 67, has been a non-executive Director since May 17, 2005. Mr. Grabe is a Managing Director of General Atlantic LLC. Mr. Grabe has been with the General Atlantic Group since 1992. Prior to joining the General Atlantic Group, Mr. Grabe served as the Vice President and Corporate Officer of IBM. Mr. Grabe is also a director of Bottomline Technologies Inc. (NASDAQ listed), Digital China Holdings Limited (listed on the Stock Exchange), Patni Computer Systems Limited (listed on the Mumbai Stock Exchange), Gartner Inc. (NYSE listed) and Compuware Corporation (NASDAQ listed). Save as disclosed above and having previously served as a director of Exact Holding NV (Euronext listed) and FirePond Inc. (NASDAQ listed), Mr. Grabe did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr. Grabe and the Company. Mr. Grabe was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Grabe will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the shareholders. In determining the director's fee and remuneration of Mr. Grabe, the Board will take into account the level of remuneration paid to a non-executive director of comparable companies, and time and responsibilities committed and assumed by Mr. Grabe in attending to the affairs of the Company. The Company will make an announcement as soon as practicable after the director's remuneration of Mr. Grabe is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Grabe did not hold any interests in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Weijian Shan, 51, has been a non-executive Director since May 17, 2005. Mr. Shan is Co-Managing Partner of Newbridge Capital, and serves on the boards of directors at BOC Hong Kong (Holdings) Limited, China Unicom Limited, TCC International Holdings Limited (each of which is listed on the Stock Exchange) and Baoshan Iron & Steel Company Limited (listed on the Shanghai Stock Exchange). Mr. Shan holds a PhD degree from the University of California Berkeley. Save as disclosed above, Mr. Shan did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr. Shan and the Company. Mr. Shan was not appointed for a specific term, but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Shan will receive such director's fee and other remuneration as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the Shareholders. In determining the director's fee and remuneration for Mr. Shan, the Board will take into account the level of remuneration paid to a non-executive director of comparable companies, time and responsibilities committed and assumed by Mr. Shan in attending to the affairs of the Company and the recommendations given by the remuneration committee of the Board. The Company will make an announcement as soon as practicable after the director's remuneration of Mr. Shan is fixed. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Shan did not hold any interests in the shares of the Company within the meaning of Part XV of the SFO.

The following persons will cease to be an alternate Director if his appointor ceases to be a Director:

Mr. Justin T. Chang, 38, has been an alternate Director to Mr. James G. Coulter since May 17, 2005. Mr. Chang is a partner of TPG and co-heads the firm's investment activities in technology and related industries. Mr. Chang received his MBA from Harvard Business School and his bachelor's degree, cum laude, in Economics and Political Science from Yale University. Mr. Chang is also a director of ON Semiconductor Corporation (NASDAQ listed). Save as disclosed above, Mr. Chang did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr. Chang and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr. Chang will cease to be an alternate Director if Mr. James G. Coulter ceases for any reason to be a Director and is not entitled to receive from the Company any fee in his capacity as alternate Director. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Chang did not hold any interests in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Vince Feng, 32, has been an alternate Director to Mr. William O. Grabe since May 17, 2005. Mr. Feng is a Managing Director of General Atlantic LLC and has overall responsibility for the East Asia investment activities of General Atlantic LLC. He has been with the General Atlantic Group since 1998. Prior to that, Mr. Feng worked at Goldman Sachs (Asia) LLC. He is also a director of Data Systems Consulting Co. Limited (listed on the Taiwan Stock

Exchange). Save as disclosed above, Mr. Feng did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr. Feng and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr. Feng will cease to be an alternate Director if Mr. William O. Grabe ceases for any reason to be a Director and is not entitled to receive from the Company any fee in his capacity as alternate Director. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Feng did not hold any interests in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Daniel A. Carroll, 44, has been an alternate Director to Mr. Weijian Shan since May 26, 2005. Mr. Carroll is Co-Managing Partner of Newbridge Capital, based in San Francisco. He joined Newbridge in 1995 and has been responsible for raising and investing the firm's three investment funds and building the firm's Asia-based investment teams. Mr. Carroll runs Newbridge's investment committee and, together with Mr. Weijian Shan, oversees the firm's investment strategy and operations. Prior to 1995, Mr. Carroll spent nine years with Hambrecht & Quist Group, where he played a key role in the development of the firm's private equity investment operations in Asia. He lived in Bangkok from 1990 to 1991 and in Hong Kong from 1993 to 1995. He holds a bachelor's degree in Economics from Harvard University and an MBA from the Stanford University Graduate School of Business. Mr. Carroll is currently a director of Advanced Interconnect Technologies and Shenzhen Development Bank (Shenzhen Stock Exchange listed). Save as disclosed above, Mr. Carroll did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr. Carroll and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr. Carroll will cease to be an alternate Director if Mr. Shan ceases for any reason to be a Director and he is not entitled to receive from the Company any fee in his capacity as an alternate Director. According to the register maintained by the Company pursuant to section 352 of the SFO as at the Latest Practicable Date, Mr. Carroll did not hold any interests on the shares of the Company within the meaning of Part XV of the SFO.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Lenovo Group Limited (the "**Company**") will be held at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, August 9, 2005 at 9:30 a.m. for the following purposes:

(1) To receive and consider the audited accounts for the year ended March 31, 2005 together with the reports of the directors and auditors thereon.

(2) To declare a final dividend for the issued ordinary shares for the year ended March 31, 2005.

(3) To re-elect the retiring directors and authorize the board of directors of the Company to fix directors' fees.

(4) To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors of the Company to fix auditors' remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(5) "**THAT**:

(a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional voting ordinary shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, notes, debentures and other securities which carry rights to subscribe for or are convertible into voting ordinary shares) which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option, warrants or otherwise) by the directors of the Company pursuant to the authority in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares upon the exercise of options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares in the Company, or (iii) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"**Rights Issue**" means an offer of shares in the share capital of the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(6) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the amount of shares of the Company which the Company is authorized to repurchase pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

(7) "**THAT** conditional upon the passing of Resolutions (5) and (6) as set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with shares in the Company pursuant to Resolution (5) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the issued voting ordinary share capital of the Company repurchased by the Company pursuant to the mandate to repurchase shares of the Company as referred

to in Resolution (6) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution."

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, July 7, 2005

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be completed and lodged with the Company's share registrar, Abacus Share Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting.

3. The register of members of ordinary shares of the Company will be closed from Wednesday, August 3, 2005 to Tuesday, August 9, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Abacus Share Registrars Limited at the above address not later than 4:00 p.m. on Tuesday, August 2, 2005.

4. Where there are joint holders of any shares carrying voting rights, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. The Chairman intends to demand poll voting for all the resolutions set out in the notice of the annual general meeting.

5

(5)

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Lenovo Group Limited (the "**Company**") will be held at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, August 9, 2005 at 9:30 a.m. for the following purposes:

(1) To receive and consider the audited accounts for the year ended March 31, 2005 together with the reports of the directors and auditors thereon.

(2) To declare a final dividend for the issued ordinary shares for the year ended March 31, 2005.

(3) To re-elect the retiring directors and authorize the board of directors of the Company to fix directors' fees.

(4) To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors of the Company to fix auditors' remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(5) "**THAT**:

(a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional voting ordinary shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, notes, debentures and other securities which carry rights to subscribe for or are convertible into voting ordinary shares) which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option, warrants or otherwise) by the directors of the Company pursuant to the authority in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares upon the exercise of options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares in the Company, or (iii) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"**Rights Issue**" means an offer of shares in the share capital of the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(6) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the amount of shares of the Company which the Company is authorized to repurchase pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or xvaried by an ordinary resolution of the shareholders in general meeting of the Company."

(7) "**THAT** conditional upon the passing of Resolutions (5) and (6) as set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with shares in the Company pursuant to Resolution (5) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the issued voting ordinary share capital of the Company repurchased by the Company pursuant to the mandate to repurchase shares of the Company as referred to in Resolution (6) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate nominal amount of the issued voting ordinary share capital of the Company at the date of passing this Resolution."

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, July 7, 2005

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be completed and lodged with the Company's share registrar, Abacus Share Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting.

3. The register of members of ordinary shares of the Company will be closed from Wednesday, August 3, 2005 to Tuesday, August 9, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Abacus Share Registrars Limited at the above address not later than 4:00 p.m. on Tuesday, August 2, 2005.

4. Where there are joint holders of any shares carrying voting rights, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. The Chairman intends to demand poll voting for all the resolutions set out in the notice of the annual general meeting.

"Please also refer to the published version of this announcement in The Standard"

6

FOR INFORMATION ONLY

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

PROPOSED OFF-MARKET REPURCHASE OF NON-VOTING SHARES CONNECTED TRANSACTION

FORM OF REPURCHASE AGREEMENT

Hong Kong, July 6 2005

May 1, 2005

LENOVO GROUP LIMITED

and

INTERNATIONAL BUSINESS MACHINES CORPORATION

AGREEMENT

for the off-market purchase by Lenovo Group Limited
of its own Shares

THIS AGREEMENT is made on May 1, 2005

BETWEEN:

1. **LENOVO GROUP LIMITED**, a company organized and existing under the Laws of Hong Kong ("**Lenovo**"); and

2. **INTERNATIONAL BUSINESS MACHINES CORPORATION**, a corporation organized and existing under the Laws of the State of New York ("**IBM**")

RECITALS:

(A) The Shares of Lenovo are currently listed on the Main Board of the Stock Exchange with stock code 992.

(B) On December 7, 2004, IBM and Lenovo entered into an Asset Purchase Agreement (as amended or otherwise modified as of the date hereof, the "**APA**"), whereby IBM agreed to sell, and Lenovo agreed to purchase and assume, certain assets and liabilities relating to or arising from the Business (such term and each other capitalized term used but not defined herein having the meanings set forth in the APA).

(C) On December 7, 2004, IBM and Lenovo entered into a Company Agreement (as amended or otherwise modified as of the date hereof, the "**Company Agreement**"), during the term of which Lenovo may not take certain actions without the prior written consent of IBM or without providing IBM certain rights.

(D) On March 30, 2005, Lenovo entered into an investment agreement with certain Investors (the "**Investment Agreement**") whereby Lenovo intends to issue shares of Series A Preferred Shares and Warrants (as such terms are defined in the Investment Agreement) to such Investors.

(E) In accordance with the provisions of the Company Agreement, IBM has agreed to sell and Lenovo has agreed to purchase the Excess Shares on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1. INTERPRETATION

1.1 In this Agreement the following definitions are used:

"**APA**" has the meaning specified in Recital (B);

"**business day**" means a day (not being a Saturday) on which banks are open for general banking business in Hong Kong;

"**Company Agreement**" has the meaning specified in Recital (C);

"**Completion**" means completion of the sale and purchase of the Excess Shares in accordance with clause 5;

"**Consideration**" means the total aggregate consideration payable for the Excess Shares calculated at HK$2.725 per Excess Share;

"**EGM**" means the extraordinary general meeting of Lenovo to be held for the purposes of considering and, if thought fit, approving the repurchase of the Excess Shares in accordance with this Agreement;

"**Excess Shares**" means, in aggregate, 435,717,757 non-voting Shares to be sold by IBM to Lenovo;

"**Executive**" means the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director;

"**Independent Shareholders**" means shareholders of Lenovo who do not have any material interest in the repurchase of the Excess Shares in accordance with this Agreement, being shareholders of Lenovo other than IBM and its concert parties and disinterested shareholders eligible to vote at the EGM pursuant to the Hong Kong Codes on Takeovers and Mergers and Share Repurchases;

"**Investment Agreement**" has the meaning specified in Recital (D);

"**Investors**" means TPG IV Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Newbridge Asia Acquisition Company LLC;

"**Shares**" means fully paid issued ordinary shares in the capital of Lenovo;

"**Stock Exchange**" means The Stock Exchange of Hong Kong Limited.

2. CONDITIONS

2.1 The provisions of this Agreement, other than this clause and clauses 8 to 10, are subject to and conditional upon the following:

2.1.1 the sale and purchase of the Excess Shares from IBM to Lenovo at the Consideration having been approved by:

(a) at least three-fourths of the votes cast at the EGM on a poll by Independent Shareholders; and

(b) the Executive;

2.1.2 the Excess Shares having been issued to IBM at Initial Closing of the APA; and

2.1.3 the closing of the Investment Agreement.

2.2 Lenovo shall use its reasonable best efforts to procure that the conditions in clause 2.1 are satisfied as soon as practicable.

2.3 The conditions cannot be waived.

3. SALE AND PURCHASE

3.1 IBM shall sell or procure to be sold and Lenovo shall purchase the Excess Shares at Completion.

3.2 The Excess Shares shall be sold free from any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights of any nature whatsoever and together with all rights attaching to them at Completion.

4. CONSIDERATION

The total consideration for the sale of the Excess Shares shall be the payment at Completion to IBM of the Consideration.

5. COMPLETION

5.1 Completion shall take place at the offices of Herbert Smith in Hong Kong at 10 a.m. on the first business day following the due fulfilment of the conditions specified in clause 2.1 or at such other place or time as the parties shall agree.

5.2 At Completion:

5.2.1 IBM shall deliver or cause to be delivered to Lenovo duly executed instruments of transfer and sold notes (in the form prepared by IBM's solicitors) in respect of the Excess Shares together with definitive share certificates for them;

5.2.2 Lenovo shall pay by electronic funds transfer to IBM's bank account (of which details IBM will notify to Lenovo prior to Completion) the Consideration;

5.2.3 Lenovo shall deliver to IBM certified copies of the minutes of the board of directors of Lenovo and the minutes of the EGM duly approving by special resolution the repurchase of the Excess Shares from IBM at the Consideration.

5.3 If the conditions in clause 2.1 have not been fulfilled by midnight on October 29, 2005, IBM shall have the right, by notice in writing to Lenovo, to rescind this Agreement without any liability to Lenovo whereupon and from such date the provisions of this Agreement (other than clauses 8, 9 and 10) shall have no effect and no party shall have any liability under them (without prejudice to the rights of any of IBM in respect of antecedent breaches).

6. CANCELLATION OF EXCESS SHARES

6.1 Each Excess Share purchased by Lenovo shall be cancelled by Lenovo immediately following Completion.

7. LENOVO'S WARRANTIES

7.1 Lenovo warrants and represents to IBM that:

7.1.1 Lenovo has corporate power and authority to enter into and perform this Agreement and the provisions of this Agreement constitute valid and binding obligations on Lenovo and are enforceable against Lenovo, in accordance with its terms;

7.1.2 it has duly authorised, executed and delivered this Agreement;

7.1.3 the execution and delivery of, and the performance by Lenovo of its obligations under this Agreement will neither:

(A) result in a breach of or conflict with any provision of its memorandum or articles of association;

(B) result in a material breach of, or constitute a material default under, any instrument to which it is a party or by which it is bound; nor

(C) subject to satisfaction of the conditions in clause 2.1.1, result in a breach of any applicable laws or regulations or of any order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction.

8. MISCELLANEOUS

8.1 So far as it remains to be performed this Agreement shall continue in full force and effect notwithstanding Completion.

8.2 Each party shall at all times keep confidential and not directly or indirectly make or allow any disclosure or use to be made of any information in its possession relating to any other party or to the existence or subject matter of this Agreement, except to the extent required by law or any regulatory body, or with the consent of the relevant party (which consent shall not be unreasonably withheld). Any information, announcement or circular required to be disclosed or issued by law or any regulatory body (including the Stock Exchange and the Securities and Futures Commission) shall only be disclosed or issued after consultation with the other party and after taking into account the reasonable requirements of the other party as to the contents of such announcement or circular.

8.3 Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses. All stamp duty in respect of the Excess Shares shall be borne Lenovo.

8.4 Neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by any party (including by operation of law) without the prior written consent of the other parties thereto, and any assignment or transfer without such consent shall be null and void and of no effect. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors or assigns.

8.5 This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder, whether as third party beneficiaries or otherwise.

8.6 No amendment to this Agreement shall be effective unless it shall be in writing and signed by each party hereto, it shall specifically reference this clause 4 and it shall expressly provide that this Agreement is being amended. The parties agree that no amendment to this Agreement shall be effective unless it shall have been approved by each of the parties hereto.

8.7 No failure or delay of any party in exercising any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

8.8 The headings contained in this Agreement or in any schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any matter set forth in any provision, subprovision, section or subsection of any schedule shall, unless the context otherwise manifestly requires, be deemed set forth for all purposes of the schedules. All schedules referred to in this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any schedule but not otherwise defined therein has the meaning specified in this Agreement. When a reference is made in the Agreement to clause or sub-clause, such reference shall be to a clause, sub-clause of, this Agreement unless otherwise indicated. For all purposes under this Agreement, (a) definitions of terms herein shall apply equally to the singular and plural forms of the terms defined; and (b) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

8.9 This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which, when taken together, shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. Each party to this Agreement need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

8.10 If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision thereof. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify the Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.11 The parties have participated jointly in the negotiating and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. This Agreement is in the English language only, which shall be controlling in all respects. No translation, if any, of this Agreement into any other language shall be of any force or effect in the interpretation of this Agreement or in a determination of the intent of either party hereto.

9. NOTICES

9.1 All notices or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, seven days after mailing (four business days in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by notice given in accordance with this clause 9.1):

(i) if to IBM:

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
U.S.A.

Attention: David L. Johnson, Vice President, Corporate Development
Facsimile: +1 (914) 499-7803
and
Attention: Gregory C. Bomberger, Esq.
Facsimile: +1 (914) 499-6006

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
U.S.A.

Attention: James C. Woolery
Facsimile: +1 (212) 474-3700

(ii) if to Lenovo:

Lenovo Group Limited
23/F Lincoln House
Taikoo Place, 979 King's Road
Quarry Bay, Hong Kong

Attention: Joanna Look, Company Secretary
Telecopy No.: +852 2516 5384

10. GOVERNING LAW AND JURISDICTION

10.1 Each party to this Agreement irrevocably submits to the exclusive jurisdiction of (i) the Supreme Court of the State of New York, New York County, and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated thereby (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such courts). Each party to this Agreement further agrees that service of any process, summons, notice or document by U.S. registered mail to such person's respective address set forth in clause 9.1 of this Agreement be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each party to this Agreement irrevocably and unconditionally waives (and agrees not to plead or claim), and, to the extent applicable any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated thereby in (i) the Supreme Court of the State of New York, New York County or (ii) the United States District Court for the Southern District of New York or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10.2 This agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to agreements made and to be performed entirely within such state.

10.3 Each party to this Agreement hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with any of this Agreement. Each party to this Agreement (i) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties thereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this clause 10.3.

IN WITNESS of which the parties have executed this Agreement on the date first mentioned above.

LENOVO GROUP LIMITED

By
Name: Anders Cheung
Title: Vice President

INTERNATIONAL BUSINESS MACHINES CORPORATION

By
Name: Gregory C. Bomberger
Title: Associate General Counsel

7

(7)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

PROPOSED OFF-MARKET REPURCHASE OF NON-VOTING SHARES CONNECTED TRANSACTION

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

ROTHSCHILD

A letter from the Independent Board Committee containing its recommendations in respect of the proposed off-market repurchase of Non-voting Shares and the connected transaction to the Independent Shareholders is set out on page 29 of this circular. A letter from N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser, containing its advice to the Independent Board Committee and Independent Shareholders is set out on pages 30 to 47 of this circular.

A notice convening the Extraordinary General Meeting to be held at 9:30 a.m. on Monday, 1 August 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 134 to 136 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

Hong Kong, 6 July 2005

CONTENTS

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Announcement"	the announcement dated 4 May 2005 made by the Company, in relation to, among others, the Share Repurchase
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors of the Company
"Closing"	closing of the Share Repurchase in accordance with the terms of the Repurchase Agreement
"Company"	Lenovo Group Limited, a company incorporated on 5 October 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"Company Agreement"	the company agreement entered into between the Company and IBM on 7 December 2004 which became effective from the Initial IBM Closing, further details of which are set out in the section entitled "Company Agreement" in the "Letter from the Board" contained in this circular
"Consideration Shares"	821,234,569 Shares and 921,636,459 Non-voting Shares allotted and issued by the Company to IBM to satisfy part of the consideration for the IBM Acquisition
"Convertible Preferred Shares"	Series A cumulative convertible preferred shares of nominal value HK$9.175 each and stated value of HK$1,000 each in the share capital of the Company
"CPS Subscription"	the subscription by the Investors of the Convertible Preferred Shares and the Warrants, the principal terms of which are set out in the CPS Subscription Circular
"CPS Subscription Circular"	the circular of the Company dated 20 April 2005 containing details of the CPS Subscription, the Convertible Preferred Shares and the Warrants and the amendments to the articles of association of the Company
"CPS Subscription Closing Date"	17 May 2005, being the date on which closing of the CPS Subscription occurred
"Directors"	the directors of the Company

"Enlarged Group"	the Group following the IBM Acquisition
"Excess Shares"	435,717,757 Non-voting Shares, being part of the Consideration Shares issued to IBM
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving the Share Repurchase
"General Atlantic Group"	collectively, General Atlantic Partners (Bermuda), L.P., General Atlantic Partners 81, L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG. The general partner of General Atlantic Partners 81, L.P. is General Atlantic LLC. General Atlantic LLC is also the sole member of GAPSTAR, LLC. The general partner of General Atlantic Partners (Bermuda), L.P. is GAP (Bermuda) Limited. The directors and senior executive officers of GAP (Bermuda) Limited are Managing Directors of General Atlantic LLC. In addition, the Managing Members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. Finally, the Managing Directors of General Atlantic LLC control the voting and investment power of GAPCO GmbH & Co. KG and its general partner, GAPCO Management GmbH
"Group" or "Lenovo Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Holdings Agreement"	an agreement entered into between the Major Shareholder and IBM on 7 December 2004 whereby the Major Shareholder agrees to vote in favour of any repurchase by the Company of the Excess Shares
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong GAAP"	accounting principles that are generally accepted in Hong Kong
"IBM"	International Business Machines Corporation

"IBM Acquisition"	the Group's acquisition of IBM's global personal computer business as described in the IBM Circular
"IBM Circular"	the circular of the Company in relation to the IBM Acquisition dated 31 December 2004
"Independent Board Committee"	the independent committee of the Board consisting of Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen, formed to advise the Independent Shareholders
"Independent Shareholders"	Shareholders who do not have any material interest in the Share Repurchase, being Shareholders other than IBM, the Investors and their respective concert parties and associates
"Initial IBM Closing"	initial closing of the IBM Acquisition on 30 April 2005
"Investors"	TPG IV Acquisition Company LLC, TPG III Acquisition Company, LLC, T^3 II Acquisition Company, LLC, General Atlantic Partners (Bermuda), L.P., General Atlantic Partners 81, L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Newbridge Asia Acquisition Company LLC; and the term "Investor" shall mean any one of them
"Issue Price"	HK$2.675 per Share and per Non-voting Share, being the price at which the Consideration Shares were issued
"Latest Practicable Date"	30 June 2005, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Major Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 45.32% of all the Ordinary Shares in issue as at the Latest Practicable Date
"Newbridge Capital"	Newbridge Asia Acquisition Company LLC. The sole member of Newbridge Asia Acquisition Company LLC is Newbridge Asia III, L.P., of which the general partner is Newbridge Asia GenPar III, L.P., of which the general partner is Newbridge Asia Advisors III, Inc. Each of Tarrant Advisors, Inc. and an entity controlled by Blum Capital Partners owns 50% of Newbridge Asia Advisors III, Inc.

"Non-voting Shares"	ordinary unlisted shares of nominal value HK$0.025 each in the ordinary share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares
"Ordinary Shares"	Shares and Non-voting Shares
"Relevant Period"	the period commencing six months prior to 4 May 2005, being the date of the Announcement, up to and including the Latest Practicable Date
"Repurchase Agreement"	the agreement dated 1 May 2005 entered into between the Company and IBM in relation to the Share Repurchase, a copy of which is being sent to the Shareholders together with this circular
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, a corporation licensed by the SFC to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as defined under the SFO, and the independent financial adviser appointed to advise the Independent Board Committee and Independent Shareholders in respect of the Share Repurchase
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share Repurchase"	the purchase of 435,717,757 Non-voting Shares constituting Excess Shares, by the Company from IBM pursuant to the Repurchase Agreement
"Share Repurchase Code"	the Hong Kong Code on Share Repurchases
"Share Repurchase Price"	HK$2.725 per Excess Share
"Shareholders"	holders of Shares (excluding Non-voting Shares) and Convertible Preferred Shares
"Shares"	ordinary shares of nominal value of HK$0.025 each in the ordinary share capital of the Company which carry voting rights
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subsequent IBM Closings"	the subsequent closings of the IBM Acquisition which take place after the Initial IBM Closing contemplated under the multiple closing arrangements set out in the IBM Circular
"TPG"	collectively TPG IV Acquisition Company LLC, TPG III Acquisition Company, LLC, T^3 II Acquisition Company, LLC. The managing member of TPG IV Acquisition Company LLC is TPG Partners IV, L.P., of which the general partner is TPG GenPar IV, L.P., of which the general partner is TPG Advisors IV, Inc. The managing member of TPG III Acquisition Company, LLC is TPG Partners III, L.P., of which the general partner is TPG GenPar III, L.P., of which the general partner is TPG Advisors III, Inc. The managing member of T^3 II Acquisition Company, LLC is T^3 Partners II, L.P., of which the general partner is T^3 GenPar II, L.P., of which the general partner is T^3 Advisors II, Inc.
"US$"	United States Dollars, the lawful currency of the United States of America
"US GAAP"	accounting principles that are generally accepted in the United States of America
"Warrants"	237,417,474 unlisted warrants issued by the Company entitling the holders of the Warrants to subscribe for the same number of new Shares to be issued upon the exercise of the subscription rights attaching to the Warrants at the price of HK$2.725 per Share (subject to certain anti-dilution adjustments) at any time from the CPS Subscription Closing Date (i.e. 17 May 2005) up to the fifth anniversary thereof (both dates inclusive)
"%"	per cent.

This circular contains translation between HK$ and US$ at HK$7.80 = US$1.00. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors:
Mr Yang Yuanqing
Mr Stephen M Ward, Jr
Ms Ma Xuezheng

Non-executive Directors:
Mr Liu Chuanzhi
Mr Zhu Linan
Mr James G Coulter
Mr William O Grabe
Mr Shan Weijian

Independent Non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Alternate Directors:
Mr Justin T Chang
(alternate director to Mr James G Coulter)
Mr Vince Feng
(alternate director to Mr William O Grabe)
Mr Daniel A Carroll
(alternate director to Mr Shan Weijian)

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

6 July 2005

PROPOSED OFF-MARKET REPURCHASE OF NON-VOTING SHARES
CONNECTED TRANSACTION

To the Shareholders

Dear Sir or Madam,

INTRODUCTION

Reference is made to the Announcement of the Company dated 4 May 2005 relating to, among other things, the proposed Share Repurchase which constitutes a connected transaction.

On 1 May 2005, the Company entered into the Repurchase Agreement with IBM pursuant to which IBM agreed to sell and the Company agreed to purchase the Excess Shares, representing 435,717,757 Non-voting Shares, which were issued to IBM as partial consideration for the IBM Acquisition. The Excess Shares subject to the Repurchase Agreement are Non-voting Shares and represent approximately 4.72% of the issued ordinary share capital of the Company (including Shares and Non-voting Shares, but excluding the Convertible Preferred Shares) and approximately 53.73% of the all issued Non-voting Shares, in each case as at the Latest Practicable Date. The total cash consideration payable by the Company for the proposed repurchase of the Excess Shares is approximately US$152,221,909 (approximately HK$1,187,330,888) which is equivalent to HK$2.725 per Excess Share.

Upon the Initial IBM Closing, the Consideration Shares representing 821,234,569 Shares and 921,636,459 Non-voting Shares were issued to IBM. As disclosed in the announcement of the Company dated 17 May 2005, upon the issuance of the Convertible Preferred Shares, 110,635,946 Non-voting Shares held by IBM were converted into an equal number of Shares so that IBM's percentage holding of voting rights in the Company remained at 9.90%. Immediately following the Closing, IBM, its associates and its concert parties will be interested in 931,870,515 Shares and 375,282,756 Non-voting Shares, representing 14.88% of the total issued ordinary share capital (including Shares and Non-voting Shares, but excluding the Convertible Preferred Shares).

In accordance with Rule 2 of the Share Repurchase Code, the Share Repurchase is subject to the approval of the Executive and such approval will be conditional upon, among other things, the approval of the Share Repurchase by the Independent Shareholders by at least three-fourths of the votes cast on a poll at the EGM. The Company has applied to the Executive for its approval to the Share Repurchase as required under Rule 2 of the Share Repurchase Code and the Executive has indicated that the approval will be granted subject to compliance with the Share Repurchase Code by the parties to the Share Repurchase.

The Share Repurchase is conditional upon (i) closing of the CPS Subscription (which occurred on 17 May 2005); (ii) approval by the Executive (which the Executive has indicated will be granted); (iii) approval by at least three-fourths of the votes cast at the EGM on a poll by the Independent Shareholders; and (iv) the issuance of the Excess Shares (which occurred upon the Initial IBM Closing on 30 April 2005). The Closing is expected to take place on the first business day after the fulfilment of all the conditions of the Repurchase Agreement or any other day as may be agreed by the parties thereto (unless terminated earlier in accordance with the terms of the Repurchase Agreement). If the conditions have not been fulfilled by midnight on 29 October 2005, IBM will have the right, by notice in writing to the Company, to rescind the Repurchase Agreement without any liability to the Company.

Since the conditions precedent to the Repurchase Agreement may or may not be satisfied, the Repurchase Agreement may or may not be completed and the Share Repurchase may or may not proceed, Shareholders and other investors are advised to exercise caution in dealing in the Shares.

The Board comprises eleven Directors of whom three are executive Directors, five are non-executive Directors and three are independent non-executive Directors. Further, each of Mr Justin T Chang, Mr Vince Feng and Mr Daniel A Carroll has been appointed as alternate director to Mr James G Coulter, Mr William O Grabe and Mr Shan Weijian respectively. The three executive Directors, namely Mr Yang Yuanqing, Mr Stephen M Ward, Jr and Ms Ma

Xuezheng, are salaried employees of the Company, as such, none of them is considered to be independent for the purpose of giving any advice or recommendation on the Share Repurchase to the Independent Shareholders under the Share Repurchase Code. In addition, under the Listing Rules, the non-executive Directors, namely Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe and Mr Shan Weijian cannot be appointed as members of the Independent Board Committee in relation to the connected transaction. As a result, Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen who are independent and do not have an interest in the Share Repurchase have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the Share Repurchase. Rothschild has been appointed as the independent financial adviser to advise the Independent Shareholders and the Independent Board Committee in respect of the Share Repurchase.

IBM and its concert parties and associates will abstain from voting at the EGM. The Company and the Investors approached the Stock Exchange to determine whether or not the Investors are eligible to vote at the EGM and the Stock Exchange has determined that the Investors' interests in the Share Repurchase are not the same as those of the minority Shareholders and accordingly the Investors and their respective associates should abstain from voting in favour of the proposed resolution at the EGM.

The purpose of this circular is (i) to provide you with further information relating to the Share Repurchase; (ii) to set out the recommendation from the Independent Board Committee and the advice of Rothschild to the Independent Board Committee and the Independent Shareholders in respect of the Share Repurchase; and (iii) to give you notice of the Extraordinary General Meeting to be convened for the purpose of considering and, if thought fit, approving the Share Repurchase.

THE REPURCHASE AGREEMENT

The Repurchase Agreement was entered into on 1 May 2005 between the Company and IBM pursuant to which IBM agreed to sell and the Company agreed to purchase 435,717,757 the Excess Shares, which were issued to IBM as partial consideration for the IBM Acquisition. The Excess Shares subject to the Repurchase Agreement are Non-voting Shares and represent approximately 4.72% of the issued ordinary share capital of the Company (including Shares and Non-voting Shares, but excluding the Convertible Preferred Shares) and approximately 53.73% of all the issued Non-voting Shares, in each case as at the Latest Practicable Date.

The Excess Shares will be sold free from any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights of any nature whatsoever and together with all rights attaching to them at Closing.

The total cash consideration payable by the Company for repurchase of the Excess Shares is approximately US$152,221,909 (approximately HK$1,187,330,888), representing HK$2.725 per Excess Share.

The Closing shall take place on the first business day after the fulfilment of all the conditions of the Repurchase Agreement or any other day as may be agreed by the parties thereto (unless terminated earlier in accordance with the Repurchase Agreement). According to the present schedule, the Closing is expected to occur prior to 5 August 2005. A further announcement will be made if Closing does not take place by this date.

All costs and expenses incurred in connection with the Repurchase Agreement and the transactions contemplated therein shall be paid by the party incurring such costs and expenses, save that all stamp duty in respect of the Share Repurchase will be borne by the Company. The amount of stamp duty payable by the Company is approximately 0.2 per cent of the higher of (i) the aggregate consideration paid by the Company for the Excess Shares; and (ii) the assessed value of the Excess Shares as determined by the Stamp Office of the Hong Kong Inland Revenue Department. Based on the Share Repurchase Price of HK$2.725, being the higher of the Share Repurchase Price and the closing price of the Shares as at the Latest Practicable Date (i.e. HK$2.300), the stamp duty payable would be approximately US$304,444 (approximately HK$2.375 million).

THE PRINCIPAL TERMS OF THE NON-VOTING SHARES

Ranking

The Non-voting Shares rank *pari passu* in all respects with the Shares, except for voting rights.

Voting Rights

The Non-voting Shares do not have any voting rights at all general meetings of the Company.

Transferability

The Non-voting Shares are subject to the lock-up provisions which are summarised in the IBM Circular and upon the expiry of such lock-ups, the Non-voting Shares are transferable. Save as otherwise disclosed, there are no restrictions on the transfer of the Non-voting Shares.

Subject to the relevant lock-up restrictions, if IBM intends to transfer its Non-voting Shares other than to its affiliates, it shall be a condition for such transfer that the transferee will request the Company to convert the Non-voting Shares into Shares immediately following the transfer.

Conversion

The Non-voting Shares are convertible, by the holder thereof giving written notice to the Company, into Shares on a one for one basis, subject to any adjustments as a result of any consolidation or sub-division of the Shares. There is not a defined period during which the Non-voting Shares must be converted.

No conversion of the Non-voting Shares shall be permitted if following such conversion the holder of the Non-voting Shares would become a substantial shareholder (as defined in the Listing Rules) of the Company immediately following such conversion.

IBM may not convert any Non-voting Shares if such conversion would reduce the holdings of Shares of persons who count as members of the public for the purposes of the Listing Rules falling below 25% of the total outstanding Shares (or such other percentage as is required of the Company under the Listing Rules to maintain the minimum public float). The Company will ensure that upon the conversion of any Non-voting Shares into Shares, the minimum public float requirements under Rule 13.32 of the Listing Rules are observed.

Listing

The Non-voting Shares are not listed.

Others

With respect to any bonus, capitalisation, rights or similar issues of additional securities of the Company which all the shareholders, including holders of Shares and Non-voting Shares, are entitled to participate in or benefit from (by virtue of their being shareholders of the Company) in proportion to their shareholding, whether for any consideration or for no consideration payable by such shareholders, any additional securities to be issued to the holder of Non-voting Shares under such issues shall be Non-voting Shares.

Please also refer to the table set out on pages 17 to 18 of the CPS Subscription Circular for a comparison of the principal terms of Shares and Convertible Preferred Shares and pages 20 to 24 of the CPS Subscription Circular for the principal terms of the Warrants.

SHARE REPURCHASE PRICE

The Share Repurchase Price was determined after arm's length negotiations between the Company and IBM.

The Share Repurchase Price of HK$2.725 represents:

(i) a premium of approximately 1.87% to the Issue Price of the Excess Shares of HK$2.675;

(ii) a premium of approximately 1.87% to the closing price of the Shares of HK$2.675 as quoted on the Stock Exchange on 3 December 2004 being the last day of trading in the Shares on the Stock Exchange before release of the announcement in relation to the IBM Acquisition;

(iii) a premium of approximately 12.37% to the closing price of the Shares of HK$2.425 as quoted on the Stock Exchange on 29 April 2005, being the last day of trading in the Shares on the Stock Exchange before signing of the Repurchase Agreement and before release of the Announcement;

(iv) a premium of approximately 12.93% to the 10-day average closing price of the Shares of HK$2.413 as quoted on the Stock Exchange up to and including 29 April 2005;

(v) a premium of approximately 12.79% to the 6-month daily average closing price of the Shares of HK$2.416 as quoted on the Stock Exchange since 1 November 2004 up to and including 29 April 2005; and

(vi) a premium of approximately 18.48% to the closing price of the Shares of HK$2.300 as quoted on the Stock Exchange on 30 June 2005, being the Latest Practicable Date.

Based on the latest published audited consolidated accounts of the Company for the year ended 31 March 2004, the net book asset value of the Company was US$575.48 million (equivalent to approximately US$0.077 (HK$0.60) per Ordinary Share based on 7,475,594,108 Ordinary Shares in issue as at 31 March 2004). The Share Repurchase Price represents a premium of approximately 354.17% to the net book asset value per Ordinary Share as at 31 March 2004.

Based on the the audited announced consolidated accounts of the Company for the year ended 31 March 2005 which was published on 8 June 2005, the net book asset value of the Company was US$667.23 million (equivalent to approximately US$0.090 (HK$0.70) per Ordinary Share based on 7,474,796,108 Ordinary Shares in issue as at 31 March 2005). The Share Repurchase Price represents a premium of approximately 289.29% to the net book asset value per Ordinary Share as at 31 March 2005.

For the years ended 31 March 2003 and 2004, the audited consolidated profits of the Company before taxation and minority interests were approximately US$131.88 million (HK$1,028.65 million) (2003) and US$127.54 million (HK$994.85 million) (2004) respectively. For the same periods, the audited consolidated profits of the Company after tax and minority interests were approximately US$130.40 million (HK$1,017.15 million) (2003) and US$134.99 million (HK$1,052.89 million) (2004) respectively.

On this basis, the basic earnings per Ordinary Share for the year ended 31 March 2004 based on the number of Ordinary Shares in issue as at 31 March 2004 was approximately HK$0.1409; and the Share Repurchase Price represents a multiple of approximately 19 times such earnings per Ordinary Share.

For the year ended 31 March 2005, the audited consolidated profits of the Company before taxation and minority interests were approximately US$144.55 million (HK$1,127.51 million). For the same period, the audited consolidated profits of the Company after tax and minority interests were approximately US$143.61 million (HK$1,120.15 million). On this basis, the basic earnings per Ordinary Share for the year ended 31 March 2005 based on the number of Ordinary Shares in issue as at 31 March 2005 were approximately HK$0.1499; and the Share Repurchase Price represents a multiple of approximately 18 times such earnings per Ordinary Share.

Based on the unaudited pro forma balance sheet on the Enlarged Group prepared on the basis as if the Initial IBM Closing, Subsequent IBM Closings and the issuance of Convertible Preferred Shares and Warrants had taken place on 31 March 2005 (the full text of which, including the basis and assumptions on which such pro forma financial information was prepared, is set out in Appendix II to this circular), the net book assets value of the Company was US$1,220 million (HK$9,515 million) (equivalent to approximately US$0.13 (HK$1.03) per Ordinary Share assuming 9,217,667,136 Ordinary Shares were in issue as at 31 March 2005, based on 7,474,796,108 Ordinary Shares were in issue as at 31 March 2005 and assuming the issuance of 1,742,871,028 Consideration Shares to IBM had occurred on 31 March 2005). The Share Repurchase Price represents a premium of approximately 164.56% to such pro forma net book assets value per Ordinary Share as at 31 March 2005.

IBM ACQUISITION

On 30 April 2005, the Initial IBM Closing occurred. The consideration paid by the Company was US$1.25 billion (approximately HK$9.75 billion), subject to certain adjustments, details of which are set out on pages 17 to 18 in the IBM Circular. At the Initial IBM Closing, the Company paid cash consideration of US$650 million (approximately HK$5.07 billion) which includes the goodwill deposit paid on 8 December 2004 and interest accrued thereon and issued 821,234,569 new Shares and 921,636,459 new Non-voting Shares, in each case credited as fully paid to IBM at the Issue Price (HK$2.675 per Share and Non-voting Share).

Immediately following the Initial IBM Closing but before the issuance of the Convertible Preferred Shares, IBM held approximately 18.90% of the total enlarged issued ordinary share capital (comprising Shares and Non-voting Shares) and approximately 9.90% of the voting rights of the Company. The Stock Exchange has deemed IBM as a connected person of the Company upon the Initial IBM Closing under the Listing Rules.

As stated in the IBM Circular and the announcement of the Company dated 30 April 2005, the remaining assets of IBM's personal computer business which have not been transferred to the Company as of the Initial IBM Closing will be transferred from time to time in one or more Subsequent IBM Closings to be agreed between the Company and IBM. The Company will make a further announcement when the final Subsequent IBM Closing takes place and further announcements in respect of other Subsequent IBM Closings, if appropriate. For further information on the Initial IBM Closing, please refer to the announcement of the Company dated 30 April 2005. The Subsequent IBM Closings will involve the transfer of certain remaining assets, subsidiaries, representative offices and branches from IBM to the Company. The Company believes the financial impact of the Subsequent IBM Closings on the Group will not be significant since a majority of the personal computer business of IBM has been transferred to the Company at the Initial IBM Closing.

COMPANY AGREEMENT

On 7 December 2004, the date on which the Company and IBM agreed on the IBM Acquisition, the Company and IBM entered into the Company Agreement. Pursuant to the terms of the Company Agreement, the Company has agreed to use its reasonable best efforts to arrange for the sale of the Excess Shares, being 435,717,757 Non-voting Shares, to one or more third parties, or subject to applicable laws and regulations, repurchase the Excess Shares at a price per Excess Share not less than the higher of (i) the market price per Share prevailing at the time of the repurchase offer (i.e. HK$2.425, the closing price of the Shares on 29 April 2005 being the last trading day of the Shares on the Stock Exchange before signing of the Repurchase Agreement), and (ii) the Issue Price (i.e. HK$2.675), net of stamp duty, transaction levy and trading fees, if any. As the prescribed repurchase price is stated to be net of stamp duty, the Company could either pay the stamp duty or gross up the repurchase price to take into account of any stamp duty payable by IBM upon the Share Repurchase. The Company agreed in the Repurchase Agreement to bear the stamp duty in full. The Excess Shares were not originally designated to be Shares or Non-voting Shares (see the section below entitled "Second Amendment Agreement"). As disclosed in the Announcement, pursuant to the Repurchase Agreement the Company and IBM have agreed that the Excess Shares to be repurchased by the Company shall be 435,717,757 Non-voting Shares.

Under the Company Agreement, IBM undertakes not to, without the prior written consent of the Board, transfer any of the Excess Shares for a period of six months following the Initial IBM Closing or transfer any of the 1,307,153,271 Shares and Non-voting Shares being the remaining part of the Consideration Shares for a period of up to three years following the Initial IBM Closing, save for certain exceptions. Please refer to page 22 of the IBM Circular for further details on the lock-up provisions in respect of the Consideration Shares and the exceptions thereto. Further, the Company has agreed that until IBM has sold all of the Excess Shares, it will not issue any new shares (including securities convertible into Shares) without IBM's consent except for the purpose of repaying the bridge loan arranged by Goldman Sachs Credit Partners L.P. in connection with the IBM Acquisition.

Further details of the Company Agreement are contained in the IBM Circular.

CPS SUBSCRIPTION

On 30 March 2005 the CPS Subscription was agreed among the Company and the Investors. On 17 May 2005, the Company issued to the Investors 2,730,000 unlisted Convertible Preferred Shares and unlisted Warrants which entitled the holders thereof to subscribe for 237,417,474 Shares, for an aggregate cash consideration of US$350 million (approximately HK$2,730 million). The principal terms and conditions of the CPS Subscription are set out on pages 10 to 19 of the CPS Subscription Circular which was distributed to the shareholders of the Company on 20 April 2005. The closing of the CPS Subscription was conditional upon, amongst others, (i) IBM granting its consent to the CPS Subscription (pursuant to the Company Agreement the Company agreed that until IBM had sold its Excess Shares, it would not issue any new shares (including securities convertible into Shares) (subject to certain exceptions described above) without IBM's consent); (ii) the Initial IBM Closing taking place concurrently with, or having occurred prior to, the closing of the CPS Subscription; and (iii) the approval by at least three-fourths of the votes cast at the EGM on a poll by the independent shareholders of the Company. At the closing of the CPS Subscription on 17 May 2005, the Company received proceeds of US$350 million (approximately HK$2,730 million).

It was stated on page 6 of the IBM Circular that "assuming closing of the CPS Subscription takes place no later than the Initial IBM Closing, the Directors intend to apply the net proceeds from the issue of the Convertible Preferred Shares and the Warrants as to approximately US$150 million to satisfy part of the consideration payable to IBM for the IBM Acquisition, and as to the balance for general corporate purposes. If the Company pays US$150 million cash to IBM, it would not issue the Excess Shares to IBM that would otherwise be issuable as consideration for the IBM Acquisition. However, in the event that closing of the CPS Subscription does not occur before or concurrently with the Initial IBM Closing and depending on the financial resources then available to the Company, the Company may pay IBM cash of up to US$150 million or issue the Excess Shares to IBM as partial settlement of the consideration. Further, if the Company has issued the Excess Shares, subject to applicable laws and regulations and the Company having obtained all the relevant approvals, it would consider repurchasing the Excess Shares from IBM when the Company has sufficient financial resources and the Directors consider appropriate to do so. In that event, the Company will ensure that all applicable rules and regulations (such as chapters 10 and 14A of the Listing Rules and the Code on Share Repurchases) are complied with and all applicable consents or approvals are obtained from the relevant authorities (such as the Securities and Futures Commission)." As it happened that the closing of the CPS Subscription occurred after the Initial IBM Closing, the Excess Shares were issued to IBM and the Company decided to repurchase the Excess Shares. Accordingly, the Company intends to fund the Share Repurchase from the proceeds from the issuance of the Convertible Preferred Shares and the Warrants.

FIRST AMENDMENT AGREEMENT

At the time when the Investors agreed to subscribe for the Convertible Preferred Shares (i.e. 30 March 2005), it had been contemplated that the Initial IBM Closing and the closing of the CPS Subscription would occur simultaneously such that proceeds from the CPS Subscription would be applied to settle part of the consideration of the IBM Acquisition and no Excess Shares would have been issued by the Company. As a consequence of the restriction on the Company under the Company Agreement to issue any new shares until IBM has sold all the Excess Shares as described in the earlier section entitled "Company Agreement" in this letter from the Board, the issuance of Convertible Preferred Shares was subject to IBM's consent. To this end, the Company and IBM entered into an agreement entitled Amendment, Waiver and Agreement on 30 March 2005 (the "First Amendment Agreement") whereby IBM consented to the closing of the CPS Subscription upon the condition that if the closing of the CPS Subscription did not occur concurrently with the Initial IBM Closing, the prior approval of the Shareholders for a repurchase of the Excess Shares (if such Excess Shares were issued at Initial IBM Closing) would be required prior to the closing of the CPS Subscription.

SECOND AMENDMENT AGREEMENT

When it became evident that the Initial IBM Closing would occur before the closing of the CPS Subscription, the Company and IBM entered into the Company Agreement Amendment No. 2 on 29 April 2005 (the "Second Amendment Agreement") whereby IBM consented to the closing of the CPS Subscription without the requirement for the Shareholders to first approve the Share Repurchase (as required under the First Amendment Agreement), thereby facilitating the Company's early closing of the CPS Subscription. In consideration of IBM's consent, the Company agreed to the following: (i) to enter into the Repurchase

Agreement; (ii) to use its reasonable best efforts to procure that the sale and purchase of the Excess Shares from IBM to the Company is approved by at least three-fourths of the votes cast by the Independent Shareholders on a poll in accordance with applicable laws and regulations; (iii) to use its reasonable best efforts to do all things necessary to obtain, prior to the closing of the CPS Subscription, written confirmation from the Executive and the Stock Exchange that the Investors and the Major Shareholder are eligible to vote in favour of the resolution of the Shareholders of the Company to approve the Repurchase Agreement and the transactions contemplated thereby and to maintain such confirmation during the term of the Repurchase Agreement; and (iv) if the Company fails to complete the Repurchase Agreement during the six-month period immediately following the Initial IBM Closing (i.e. 30 April 2005), 435,717,757 Shares will be deemed, for the purposes of the Company Agreement, to be the Excess Shares in substitution for the 435,717,757 Non-voting Shares. If the Share Repurchase is not completed during the six month period following the Initial IBM Closing, IBM will be able to sell the Excess Shares without the prior consent of the Board in accordance with the terms of the Company Agreement.

The waivers and agreements set forth in the Second Amendment Agreement became effective upon the satisfaction of each of the following conditions precedent: (i) the Investors having consented to the Second Amendment Agreement and a certified true and complete copy of each of their consents being delivered to IBM; and (ii) each of the Investors having executed a voting undertaking and a certified true and complete copy of each of the executed voting undertakings which are described below being delivered to IBM.

INVESTORS' VOTING UNDERTAKINGS

Following the closing of the CPS Subscription, the Investors became the registered and/or beneficial owners of the Convertible Preferred Shares and the Warrants. The Investors entered into various investor voting undertakings with IBM on 29 April 2005 pursuant to which the Investors covenanted and agreed to vote in favour of the Repurchase Agreement at any general meeting of the Shareholders subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any regulatory authority or governmental authority.

In order to secure votes for the Share Repurchase, IBM sought these voting undertakings from the Investors. Though the Investors are not parties to the Second Amendment Agreement, the entry into the voting undertakings was a condition precedent of the Second Amendment Agreement pursuant to which IBM consented to the closing of the CPS Subscription as set out above.

The Stock Exchange has ruled that the Investors' interests in the Share Repurchase are not the same as those of the minority Shareholders and accordingly the Investors and their respective associates should abstain from voting in favour of the proposed resolution at the EGM.

MAJOR SHAREHOLDER VOTING UNDERTAKING

On 7 December 2004, the Major Shareholder and IBM entered into the Holdings Agreement whereby the Major Shareholder agreed to vote in favour of any repurchase by the Company of the Excess Shares. Further, on 30 April 2005, the Major Shareholder and IBM

entered into a voting undertaking agreement pursuant to which the Major Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirement and decisions of any applicable authority, undertaken and agreed with IBM to vote in favour of the resolution proposed at any general meeting of Shareholders to, inter alia, approve all agreements and other arrangements entered into by IBM and the Company or either of their respective subsidiaries or affiliates as of the Initial IBM Closing and to refresh the connected transaction approvals granted in respect of some or all of such transactions. The agreement includes an undertaking to vote in favour of any shareholder resolution that authorizes the Company to repurchase any of the Excess Shares. The Major Shareholder and IBM entered into the voting undertaking with the aim to facilitate and permit the Company's timely closings of the IBM Acquisition and the CPS Subscription. The Major Shareholder has confirmed that it and its associates (as defined in the Listing Rules) have no interest in the Share Repurchase which is different from other Shareholders. The SFC has confirmed that the Major Shareholder is a disinterested shareholder for the purposes of the Share Repurchase Code and accordingly the Major Shareholder may vote at the EGM. The Stock Exchange has confirmed that it has no comment on the Major Shareholder voting on the proposed resolution at the EGM.

REASONS FOR THE SHARE REPURCHASE

As the Company is restricted from issuing any new shares (including securities convertible into Shares) as described in the earlier section entitled "Company Agreement" in this letter from the Board, the issuance of the Convertible Preferred Shares was subject to the prior consent of IBM. Pursuant to the First Amendment Agreement, IBM agreed to give consent subject to the Company first obtaining Shareholders' approval for the Company to repurchase the Excess Shares. The Board considers that IBM having consented to the closing of the CPS Subscription without the need to have prior Shareholders' approval for the Share Repurchase pursuant to the Second Amendment Agreement provided the Company with certainty with respect to its fund raising activities and with respect to its working capital requirements. In addition, the Company views the investment in the Company by the Investors as being of strategic benefit to the Company from both a financial and operational perspective. Subject to having obtained the necessary approval of the Executive (which the Executive has indicated will be granted) and the approval by at least three-fourths of the votes cast at the EGM on a poll by the Independent Shareholders, the Company intends to apply the proceeds from the issue of the Convertible Preferred Shares and the Warrants (which is US$350 million (approximately HK$2,730 million)) as to approximately US$152,221,909 (approximately HK$1,187,330,890) for the repurchase of 435,717,757 Non-voting Shares allotted and issued to IBM.

The terms of the Company Agreement provide that the Company will use its reasonable best efforts to arrange for the sale of the Excess Shares, being 435,717,757 Non-voting Shares, to one or more third parties or subject to applicable laws and regulations, repurchase the Excess Shares at a price per Excess Share not less than the higher of (i) the then prevailing market price per Share, and (ii) the Issue Price (i.e. HK$2.675), net of stamp duty, transaction levy and trading fees, if any.

However, in consideration for IBM's consent to the CPS Subscription and after arm's length negotiations between the Company and IBM, the Company has unconditionally agreed to a repurchase price of the Excess Shares of HK$2.725. The Share Repurchase Price is

equivalent to the price by reference to which the Convertible Preferred Shares may be converted into Shares (the "Reference Price") and represents a premium of HK$0.05 to the Issue Price of HK$2.675 of the Excess Shares and a premium of HK$0.25 to the closing price of the Shares on 29 April 2005, being the last trading day immediately before the signing of the Repurchase Agreement.

The Company considers that the Reference Price provides a useful benchmark for determining the boundaries of the Share Repurchase Price as the Reference Price provides the reference point based on the most recent transaction in which the Company is involved with respect to its Shares and it was arrived at after arm's length negotiations with the Investors. Furthermore, the Company considers that as the Share Repurchase Price is equivalent to the Reference Price and that the agreement with IBM permits the timely closing of the CPS Subscription, the Repurchase Agreement's terms and conditions are fair and reasonable and that the Share Repurchase is in the best interests of the Company and the Shareholders as a whole.

Following the Closing, the Excess Shares will be cancelled and the total issued ordinary share capital of the Company will be reduced by the aggregate nominal value of the Excess Shares. Details of the authorised and issued ordinary share capital of the Company before and after the Closing of the Share Repurchase are set out on page 48 of Appendix I to this circular.

The Board also considers that the Repurchase Agreement reduces the dilution effect (on an earnings per share basis) resulting from the closing of the CPS Subscription and the Initial IBM Closing.

In view of the above, the Board believes that the terms of the Share Repurchase are fair and reasonable and it is in the interests of the Company and the Shareholders as a whole.

ACCOUNTING TREATMENT

In terms of accounting treatment, the Non-voting Shares are accounted for as equity of the Company. Under Hong Kong Financial Reporting Standards, the Convertible Preferred Shares are a compound financial instrument, containing both a financial liability component and an equity component. On initial recognition: (a) fair value of the financial liability component is determined using valuation technique with reference to the present value of future cash flows on redemption and cumulative preferential cash dividend payments; and (b) the residual amount, determined by deducting the fair value of the financial liability component from the carrying amount of the Convertible Preferred Shares, is regarded as the equity component. In subsequent periods, the financial liability component is measured at amortized cost using the effective interest method. Upon conversion: (i) the financial liability component is derecognised and an equity of the same amount is recognised; and (ii) the original equity component will remain as equity.

SHAREHOLDING STRUCTURE

Based on the information available to the Directors as at the Latest Practicable Date, set out below are the shareholding structures of the Company as at that date and upon Closing of the Share Repurchase.

Shareholding structure before and after the Closing of the Share Repurchase

	As at the Latest Practicable Date and before Closing of the Share Repurchase				After the Closing of the Share Repurchase (assuming no conversion of the Non-Voting Shares)				After the Closing of the Share Repurchase (assuming full conversion of the Non-Voting Shares)			
	Number and class of shares	Percentage of total issued ordinary share capital excluding Convertible Preferred Shares (approx.) *(Note 2)*	Number of shares assuming no conversion of Non-voting Shares but full conversion of Convertible Preferred Shares *(Note 1)*	Percentage of voting rights assuming no conversion of Non-voting Shares (approx.) *(Note 3)*	Number and class of shares	Percentage of total issued ordinary share capital excluding Convertible Preferred Shares (approx.) *(Note 2)*	Number of shares assuming full conversion of Convertible Preferred Shares *(Note 1)*	Percentage of voting rights (approx.) *(Note 3)*	Number of shares assuming no conversion of Convertible Preferred Shares	Percentage of total issued ordinary share capital excluding Convertible Preferred Shares (approx.) *(Note 2)*	Number of shares assuming full conversion of Convertible Preferred Shares *(Note 1)*	Percentage of voting rights (approx.) *(Note 3)*
Legend Holdings Limited	4,179,747,971 Shares	45.32%	4,179,747,971 Shares	44.40%	4,179,747,971 Shares	47.56%	4,179,747,971 Shares	44.40%	4,179,747,971 Shares	47.56%	4,179,747,971 Shares	42.70%
IBM	931,870,515 Shares and 811,000,513 Non-voting Shares	18.90%	931,870,515 Shares and 811,000,513 Non-voting Shares	9.90%	931,870,515 Shares and 375,282,756 Non-voting Shares	14.88%	931,870,515 Shares and 375,282,756 Non-voting Shares	9.90%	1,307,153,271 Shares	14.88%	1,307,153,271 Shares	13.35%
TPG	1,560,000 Convertible Preferred Shares *(Note 1)*	-	572,477,064 Shares	6.08%	1,560,000 Convertible Preferred Shares *(Note 1)*	-	572,477,064 Shares	6.08%	1,560,000 Convertible Preferred Shares *(Note 1)*	-	572,477,064 Shares	5.85%
General Atlantic Group	780,000 Convertible Preferred Shares *(Note 1)*	-	286,238,532 Shares	3.04%	780,000 Convertible Preferred Shares *(Note 1)*	-	286,238,532 Shares	3.04%	780,000 Convertible Preferred Shares *(Note 1)*	-	286,238,532 Shares	2.92%

	As at the Latest Practicable Date and before Closing of the Share Repurchase				After the Closing of the Share Repurchase (assuming no conversion of the Non-Voting Shares)				After the Closing of the Share Repurchase (assuming full conversion of the Non-Voting Shares)			
	Number and class of shares	Percentage of total issued ordinary share capital excluding Convertible Preferred Shares (approx.) *(Note 2)*	Number of shares assuming no conversion of Non-voting Shares but full conversion of Convertible Preferred Shares *(Note 1)*	Percentage of voting rights assuming no conversion of Non-voting Shares (approx.) *(Note 3)*	Number and class of shares	Percentage of total issued ordinary share capital excluding Convertible Preferred Shares (approx.) *(Note 2)*	Number of shares assuming full conversion of Convertible Preferred Shares *(Note 1)*	Percentage of voting rights (approx.) *(Note 3)*	Number of shares assuming no conversion of Convertible Preferred Shares	Percentage of total issued ordinary share capital excluding Convertible Preferred Shares (approx.) *(Note 2)*	Number of shares assuming full conversion of Convertible Preferred Shares *(Note 1)*	Percentage of voting rights (approx.) *(Note 3)*
Newbridge Capital	390,000 Convertible Preferred Shares *(Note 1)*	–	143,119,266 Shares	1.52%	390,000 Convertible Preferred Shares *(Note 1)*	–	143,119,266 Shares	1.52%	390,000 Convertible Preferred Shares *(Note 1)*	–	143,119,266 Shares	1.46%
Directors	54,980,000 Shares	0.60%	54,980,000 Shares	0.58%	54,980,000 Shares	0.63%	54,980,000 Shares	0.58%	54,980,000 Shares	0.63%	54,980,000 Shares	0.56%
Public	3,245,004,137 Shares	35.18%	3,245,004,137 Shares	34.48%	3,245,004,137 Shares	36.93%	3,245,004,137 Shares	34.48%	3,245,004,137 Shares	36.93%	3,245,004,137 Shares	33.16%
	Total issued ordinary share capital: 9,222,603,136 Total Shares: 8,411,602,623 Total Non-voting Shares: 811,000,513 Total Convertible Preferred Shares: 2,730,000	100%	Total Shares: 9,413,437,485 Total Non-voting Shares: 811,000,513	100%	Total issued ordinary share capital: 8,786,885,379 Total Shares: 8,411,602,623 Total Non-voting Shares: 375,282,756 Total Convertible Preferred Shares: 2,730,000	100%	Total Shares: 9,413,437,485 Total Non-voting Shares: 375,282,756	100%	Total Shares: 8,786,885,379 Total Convertible Preferred Shares: 2,730,000	100%	Total Shares: 9,788,720,241	100%

Notes:

1. Each Convertible Preferred Share may be voted on an "as if" converted basis. Holders of the Convertible Preferred Shares will have the right to one vote for each whole Share into which a Convertible Preferred Share is convertible at the close of business on the record day for any meeting of Shareholders at which such Convertible Preferred Shares will be voted. Each Convertible Preferred Share is convertible into a number of Shares equal to the stated value of the Convertible Preferred Shares of HK$1,000 each divided by HK$2.725, subject to certain anti-dilution adjustments.

2. Total issued ordinary share capital includes Shares and Non-voting Shares but not the Convertible Preferred Shares. The percentage of total issued ordinary share capital would not change due to conversion of the Non-voting Shares.

3. As the Convertible Preferred Shares carry voting rights on an "as if" converted basis, these percentages would not change even before the conversion of the Convertible Preferred Shares.

PERCENTAGE OF VOTING RIGHTS

As at the Latest Practicable Date and before Closing of the Share Repurchase


Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital
Directors
Public
44.40%
9.90%
6.08%
3.04%
1.52%
0.58%
34.48%
the Company

As at the Latest Practicable Date and before Closing of the Share Repurchase and assuming full exercise of Warrants


Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital
Directors
Public
43.31%
9.66%
7.34%
3.67%
1.83%
0.57%
33.62%
the Company

Note: The percentage of voting rights of each of the above shareholders in the respective charts will remain the same upon full conversion of Convertible Preferred Shares as the Convertible Preferred Shares carry voting rights on an "as if" converted basis.

Immediately upon the Share Repurchase (assuming no exercise of Warrants)


Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital
Directors
Public
44.40%
9.90%
6.08%
3.04%
1.52%
0.58%
34.48%
the Company

Immediately upon the Share Repurchase and full exercise of Warrants


Legend Holdings Limited
IBM
TPG
General Atlantic Group
Newbridge Capital
Directors
Public
43.31%
9.66%
7.34%
3.67%
1.83%
0.57%
33.62%
the Company

Note: The percentage of voting rights of each of the above shareholders in the respective charts will remain the same upon full conversion of Convertible Preferred Shares as the Convertible Preferred Shares carry voting rights on an "as if" converted basis.

PUBLIC FLOAT REQUIREMENTS

The Company intends to maintain its listing on the Stock Exchange and to continue to meet the public float requirements under Rule 8.08 of the Listing Rules.

CONNECTED TRANSACTION

Following the Initial IBM Closing, IBM is deemed to be a connected person of the Company by the Stock Exchange and consequently the Share Repurchase constitutes a connected transaction under Listing Rules and will be subject to reporting and announcement requirements under the Listing Rules and approval of the Independent Shareholders at the EGM.

The Directors consider that the Share Repurchase has been negotiated and will be conducted on an arm's length basis and on normal commercial terms between the Company and IBM.

FINANCIAL EFFECTS OF THE SHARE REPURCHASE

The following table shows the effect that the Share Repurchase may have on the net assets value per Ordinary Share, liabilities, working capital, current ratio and gearing ratio of the Company based on the unaudited pro forma consolidated balance sheet of the Enlarged Group as at 31 March 2005 extracted from Appendix II to this circular. The unaudited pro forma balance sheet is prepared in accordance with Rule 4.29 of the Listing Rules. The pro forma consolidated balance sheet of the Enlarged Group is based on the audited consolidated balance sheet of the Group as at 31 March 2005, and the audited combined statement of financial position of the personal computer division of IBM ("PCD") as at 30 June 2004 (the first column headed "PCD as at 30 June 2004 under HK GAAP after pro forma adjustments" in the unaudited pro forma financial information of the Enlarged Group in Appendix II to this Circular is extracted from the unaudited pro forma financial information of the Enlarged Group under the column headed "The Business as at 30 June 2004 under HK GAAP after pro forma adjustments" as set out on page 202 in Appendix IV to the IBM Circular, which in turn is derived from the audited combined statement of financial position of PCD as at 30 June 2004 after making certain pro forma adjustments).

The unaudited pro forma balance sheet is prepared to provide information about how the Share Repurchase might have affected the relevant financial information of the Group as at 31 March 2005. As it is for illustrative purpose only and because of its nature, it may not give a true picture of the results and financial position of the Enlarged Group for any future financial periods or date.

Financial effects of the Share Repurchase

	Before the Share Repurchase and before the issuance of unlisted Convertible Preferred Shares	Before the Share Repurchase but after the issuance of unlisted Convertible Preferred Shares	After the Share Repurchase and after the issuance of unlisted Convertible Preferred Shares
Net assets value per Ordinary Share (HK$)	1.02	1.03	0.95
Total liabilities (HK$'m)	20,629	23,252	23,252
Working capital (HK$'m) (represented by current assets minus current liabilities)	(3,712)	(1,005)	(2,192)
Current ratio (times) (represented by current assets divided by current liabilities)	0.77	0.94	0.86
Gearing ratio (%) (represented by bank loans divided by Shareholders' equity)	41.35%	40.99%	46.83%
No. of Ordinary Shares issued	9,217,667,136*	9,217,667,136*	8,781,949,379**

* The number of Ordinary Shares issued comprises (i) 7,474,796,108 Ordinary Shares in issue as at 31 March 2005; and (ii) 821,234,569 Shares and 921,636,459 Non-voting Shares allotted and issued by the Company to IBM to satisfy part of the consideration for the IBM Acquisition.

** The number of Ordinary Shares issued comprises (i) 7,474,796,108 Ordinary Shares in issue as at 31 March 2005; (ii) 821,234,569 Shares and 921,636,459 Non-voting Shares allotted and issued by the Company to IBM to satisfy part of the consideration for the IBM Acquisition; and (iii) after deducting 435,717,757 Non-voting Shares to be repurchased under the Share Repurchase.

The Share Repurchase Code also requires the Company to include in this circular information on the effect which the Share Repurchase will have on the Company's earnings per share. As PCD was part of the businesses of IBM and was not a stand-alone entity, IBM did not normally publish audited financial results of PCD. The most recent profit and loss statement in respect of PCD is in relation to the six-month period ended 30 June 2004, which was included in the IBM Circular. As the latest profit and loss statements for the Group and PCD respectively are for different periods, accordingly the Company is not able to perform pro forma profit and loss statement for the Enlarged Group for the year ended 31 March 2005. To use the profit and loss statement of PCD for any previous periods as the basis of the pro forma profit and loss statement of the Enlarged Group would be inappropriate given the length of time elapsed since the date to which such previous statements of PCD were made up.

However, the effect of the Share Repurchase on the earnings/(loss) per Ordinary Share will be primarily attributable to the reduction in the number of Ordinary Shares in issue after the Share Repurchase. The number of Ordinary Shares in issue as at (i) the Latest Practicable Date, and (ii) immediately following the Share Repurchase is and will be as follows:

Number of Ordinary Shares (including Shares and Non-voting Shares) in issue as at the Latest Practicable Date	9,222,603,136
Number of Non-voting Shares to be repurchased	435,717,757
Number of Ordinary Shares (including Shares and Non-voting Shares) in issue immediately after the Share Repurchase	8,786,885,379

Based on the number of the Non-voting Shares to be repurchased, it is expected that the earnings/(loss) per Ordinary Share would increase by approximately 4.96% as a result of the Share Repurchase, which is the percentage calculated by dividing the number of Excess Shares by the number of Shares and Non-voting Shares in issue immediately after the Share Repurchase and assuming no adjustments to the earnings/(loss) as a result of the Share Repurchase.

For the year ended 31 March 2005, the audited consolidated profits of the Company after taxation and minority interests was approximately US$143.61 million (HK$1,120.15 million).

In respect of PCD, based on the audited US combined financial statements of the personal computing division of IBM for the six months ended 30 June 2004 as extracted from Appendix I of the IBM Circular (page 109), the net loss after income taxes, minority interests and changes in accounting principle was US$139 million (approximately HK$1,084.20 million). This half year loss represents approximately 96.79% of the Company's full year audited consolidated profits after taxation and minority interests for the year ended 31 March 2005.

SOURCE OF FUNDING

The funds required for the Share Repurchase, of approximately US$152,221,909 (approximately HK$1,187,330,888), will be financed out of the net proceeds of US$347 million (approximately HK$2,707 million) from the issue of the Convertible Preferred Shares and the Warrants to the Investors. As the Initial IBM Closing occurred prior to the closing of the CPS Subscription, the Company will use a portion of the proceeds raised by the issuance of Convertible Preferred Shares and Warrants to fund the repurchase of the Excess Shares which were issued to IBM in lieu of cash consideration. The Company believes that the financing of the Share Repurchase will not have any adverse impact on the financial position of the Company as only minimal changes are expected as illustrated in the section entitled "Financial Effects of the Share Repurchase" on pages 22 to 24 of this circular. Rothschild has confirmed that the Company has financial resources sufficient to satisfy the consideration payable for the repurchase of the Excess Shares.

INFORMATION ON THE COMPANY

The principal activity of the Company is investment holding. Since the Initial IBM Closing, the principal activity of the Group is provision of desktop and notebook computers in worldwide markets. The Group also provides information technology products including mobile handsets, servers, peripherals and digital entertainment products in the PRC.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. Over the past decade, IBM has been a leader in the information technology market's shift of focus from selling hardware, software, and services, to the creation of solutions to clients' business problems. The common stock of IBM is listed on the New York, Chicago and Pacific Stock Exchanges and on other exchanges in the USA and around the world.

SHARE REPURCHASE CODE IMPLICATIONS

Pursuant to Rule 2 of the Share Repurchase Code, the Share Repurchase must be approved by the Executive. The Share Repurchase is also conditional upon the approval by at least three-fourths of the votes cast on a poll by disinterested Shareholders present in person or by proxy at the EGM. In accordance with the Share Repurchase Code, IBM, its concert parties and associates are required to abstain from voting in respect of the Share Repurchase. All disinterested Shareholders (being Shareholders who and whose concert parties and associates do not have any interest in the Share Repurchase) within the meaning of the Share Repurchase Code are eligible to vote.

The SFC has confirmed that the Major Shareholder is a disinterested shareholder in respect of the Share Repurchase and therefore is eligible to vote on the Share Repurchase resolution at the EGM.

EXTRAORDINARY GENERAL MEETING

The EGM will be convened for the purpose of considering and, if thought fit, approving a resolution for the Share Repurchase. IBM, its concert parties and associates will abstain from voting at the EGM. The Company and the Investors approached the Stock Exchange to determine whether or not the Investors are eligible to vote at the EGM and the Stock Exchange has determined that the Investors' interests in the Share Repurchase are not the same as those of the minority Shareholders and accordingly the Investors and their respective associates should abstain from voting in favour of the proposed resolution at the EGM.

As at the Latest Practicable Date, IBM held 931,870,515 Shares and 811,000,513 Non-voting Shares representing approximately 18.90% of the issued ordinary share capital (including Shares and Non-voting Shares, but excluding Convertible Preferred Shares) and approximately 9.90% of the total voting rights. IBM is deemed to be a connected person of the Company by the Stock Exchange and consequently the Share Repurchase constitutes a connected transaction under the Listing Rules and is thus subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. IBM and its respective concert parties and associates will abstain from voting at the EGM. As at the Latest Practicable Date, as far as the Company is aware, having made all reasonable enquiries:

(a) IBM controlled or was entitled to exercise control over the voting rights in respect of the Shares held by itself;

(b) (i) save for the Holdings Agreement entered into with the Major Shareholder on 7 December 2004, the Investors' Voting Undertakings entered into on 29 April 2005 as described in the section headed "Investors' Voting Undertakings" in this letter from the Board and the Major Shareholder Voting Undertaking entered into on 30 April 2005 as described in the section headed "Major Shareholder Voting Undertaking" in this letter from the Board, there were no voting trusts or other agreements or arrangements or understandings or undertakings (other than an outright sale) entered into by or binding upon IBM; and

(ii) there were no obligations or entitlements of IBM by reference to which disclosure of the shareholding of IBM is made in this circular,

whereby IBM had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to third parties, either generally or on a case-by-case basis; and

(c) there were no discrepancies between the beneficial shareholding interests of IBM in the Company as disclosed in this circular and the number of Shares in respect of which it would control or would be entitled to exercise control over the voting rights at the EGM.

As at the Latest Practicable Date, the Investors held 2,730,000 Convertible Preferred Shares, convertible into 1,001,834,862 Shares, or approximately 10.64% of the total voting rights of the Company and approximately 9.80% of the enlarged issued ordinary share capital assuming full conversion of Convertible Preferred Shares. The Stock Exchange has determined that the Investors' interests in the Share Repurchase are not the same as those of the minority Shareholders and accordingly the Investors and their respective associates should abstain from voting in favour of the proposed resolution at the EGM. As at the Latest Practicable Date, as far as the Company is aware, having made all reasonable enquiries:

(a) the Investors controlled or were entitled to exercise control over the voting rights in respect of the Convertible Preferred Shares held by them;

(b) (i) save for the Investors' Voting Undertakings with IBM entered into on 29 April 2005 as described in the section headed "Investors' Voting Undertakings" in this letter from the Board, there were no voting trusts or other agreements or arrangements or understandings or undertakings (other than an outright sale) entered into by or binding upon the Investors; and

(ii) there were no obligations or entitlements of the Investors by reference to which disclosure of the respective shareholdings of the Investors is made in this circular,

whereby any Investor had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its Convertible Preferred Shares to third parties, either generally or on a case-by-case basis; and

(c) there were no discrepancies between the beneficial shareholding interests of any of the Investors in the Company as disclosed in this circular and the number of Convertible Preferred Shares in respect of which it would control or would be entitled to exercise control over the voting rights at the EGM.

A notice convening the Extraordinary General Meeting is set out on pages 134 to 136 of this circular. The Major Shareholder has entered into voting undertaking agreements with IBM pursuant to which it has, amongst others, agreed to vote in favour of any shareholder resolution

that authorizes the Company to repurchase any of the Excess Shares. The Stock Exchange has confirmed that it has no comment on the Major Shareholder voting on the proposed resolution at the EGM.

A form of proxy for use by the Independent Shareholders at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof (as the case may be) and in such event, the relevant forms of proxy shall be deemed to be revoked.

Pursuant to Article 73 of the articles of association of the Company, a poll may be demanded by the Chairman or:

(a) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(b) by any Shareholder present in person or by proxy and representing no less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c) by any Shareholder present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(d) as required by the applicable Listing Rules.

According to Rule 14A.52 of the Listing Rules, the votes taken at the Extraordinary General Meeting to seek approval of the Share Repurchase will be taken by poll.

RECOMMENDATIONS

The Share Repurchase constitutes an off-market share repurchase under the Share Repurchase Code and a connected transaction under the Listing Rules. Pursuant to the requirements of the Share Repurchase Code and the Listing Rules, the Independent Board Committee has been formed to advise the Independent Shareholders and Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders.

The members of the Independent Board Committee were selected after due and careful consideration by the Board.

The text of a letter from the Independent Board Committee is set out on page 29 of this circular and the text of a letter from Rothschild containing its opinion and the principal factors it has taken into account in arriving at its opinion in respect of the Share Repurchase is set out on pages 30 to 47 of this circular.

GENERAL

A copy of the Repurchase Agreement is being sent to Shareholders together with this circular and will be available for inspection at the registered address of the Company during normal business hours from the date of this circular up to and including 22 July 2005.

The terms of the Share Repurchase were negotiated at arm's length between the Company and IBM. The Directors consider that the Share Repurchase is in the best interests of the Company.

Your attention is drawn to the letter from the Independent Board Committee, the letter from Rothschild, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, the financial information of the Group, the terms of the Share Repurchase as set out in this circular and other information contained in this circular before considering whether to vote for or against the resolution to be proposed at the EGM for approving the Share Repurchase as set out in the appendices to this circular, all of which are deemed to form part of this circular.

By order of the Board
Yang Yuanqing
Chairman

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

6 July 2005

To the Independent Shareholders

PROPOSED OFF-MARKET REPURCHASE OF NON-VOTING SHARES CONNECTED TRANSACTION

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you as to whether the Share Repurchase is fair and reasonable in so far as the Independent Shareholders are concerned and as to whether the Independent Shareholders should approve or disapprove the resolution on the Share Repurchase to be proposed at the EGM. Details of the Share Repurchase are set out in the letter from the Board contained in the circular to Shareholders dated 6 July 2005 (the "Circular"), of which this letter forms part. Terms defined in the Circular have the same meanings when used herein unless the context otherwise requires.

Rothschild has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Share Repurchase.

Having considered the terms of the Share Repurchase, and the advice of Rothschild in relation thereto as set out on pages 30 to 47 of the Circular, we have come to the view that the terms of the Share Repurchase are fair and reasonable and the Share Repurchase is in the interests of the Company and its Shareholders as a whole, in so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to approve the Share Repurchase to be proposed at the EGM.

Yours faithfully,
Independent Board Committee
Wong Wai Ming **Woo Chia-Wei** **Ting Lee Sen**

Set out below is the text of the letter from Rothschild to the Independent Board Committee prepared for inclusion in this circular.

ROTHSCHILD

6 July 2005

To the Independent Board Committee and the Independent Shareholders of Lenovo Group Limited

Dear Sir/Madam,

PROPOSED OFF-MARKET REPURCHASE OF NON-VOTING SHARES CONNECTED TRANSACTION

We refer to the Repurchase Agreement, details of which are contained in the circular (the "Circular") of the Company dated 6 July 2005 to the Shareholders of which this letter forms part. Rothschild has been retained as the independent financial adviser by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Share Repurchase are fair and reasonable so far as the Independent Shareholders are concerned, and whether or not the Share Repurchase is in the interests of the Company and the Shareholders as a whole.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

Upon the Initial IBM Closing, IBM has been deemed to be a connected person of the Company by the Stock Exchange. Pursuant to the Listing Rules, the Share Repurchase constitutes a connected transaction for the Company. Accordingly, the Share Repurchase is subject to, inter alia, the Independent Shareholders' approval at the EGM to be taken on a poll. IBM and its concert parties and associates will abstain from voting at the EGM. Furthermore, the Share Repurchase constitutes an off-market share repurchase, pursuant to Rule 2 of the Share Repurchase Code, the Share Repurchase is subject to the approval of the Executive. The Executive has indicated such approval will be granted subject to compliance with the Share Repurchase Code by the parties to the Share Repurchase. The Company and the Investors approached the Stock Exchange to determine whether or not the Investors are eligible to vote at the EGM. The Stock Exchange has determined that the Investors' interests in the Share Repurchase are not the same as those of the minority Shareholders and accordingly the Investors and their respective associates should abstain from voting in favor of the proposed resolution at the EGM for the approval of the Share Repurchase. The Major Shareholder has entered into voting undertakings with IBM pursuant to which it has, amongst others, agreed to vote in favour of any shareholder resolution that authorises the Company to repurchase any of

N M Rothschild & Sons (Hong Kong) Limited
16th Floor, Alexandra House
16-20 Chater Road, Central
Hong Kong SAR

Telephone: (852) 2525-5333
Fax: (852) 2868-1728
(852) 2810-6997

the Excess Shares. The SFC has confirmed that the Major Shareholder is a disinterested Shareholder for the purpose of the Share Repurchase Code and accordingly the Major Shareholder may vote at the EGM. The Stock Exchange has confirmed that it has no comment on the Major Shareholder voting on the proposed resolution at the EGM.

The Board comprises 11 Directors of whom three are executive Directors, five are non-executive Directors and three are independent non-executive Directors. Further, each of Mr Justin T Chang, Mr Vince Feng and Mr Daniel A Carroll has been appointed as alternate director to Mr James G Coulter, Mr William O Grabe and Mr Shan Weijian respectively. The three executive Directors, namely Mr Yang Yuanqing, Mr Stephen M Ward, Jr and Ms Ma Xuezheng, are salaried employees of the Company, as such, none of them is considered to be independent for the purpose of giving any advice or recommendation on the Share Repurchase to the Independent Shareholders under the Share Repurchase Code. In addition, under Rule 13.39(6)(a) of the Listing Rules, the non-executive Directors, namely Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe and Mr Shan Weijian cannot be appointed as members of the Independent Board Committee in relation to the connected transaction. As a result, Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen, who are independent and do not have an interest in the Share Repurchase, have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the Share Repurchase.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them.

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Board. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that, in order to provide a reasonable basis for our advice, we have taken reasonable steps and performed sufficient work in compliance with Rule 13.80 of the Listing Rules (including the notes thereto). We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company or the Enlarged Group.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1. Background and rationale

(a) IBM Acquisition

As disclosed in the IBM Circular dated 31 December 2004, in relation to the IBM Acquisition, the Company agreed to pay a consideration of US$1.25 billion (equivalent to approximately HK$9.75 billion), subject to certain adjustments (details of which are contained in the IBM Circular). The consideration was satisfied at the Initial IBM Closing, which took place on 30 April 2005, by a cash consideration of US$650 million (equivalent to approximately HK$5,070 million) and the allotment and issuance of 821,234,569 new Shares and 921,636,459 new Non-voting Shares as Consideration Shares, credited as fully paid by the Company to IBM at the Issue Price of HK$2.675. Of the total Consideration Shares, 435,717,757 Non-voting Shares represent the Excess Shares (further details of which are contained in the IBM Circular), accounting for approximately 53.73% of the total issued Non-voting Shares as at the Latest Practicable Date, or approximately 4.72% of the total issued ordinary share capital of the Company as at the Latest Practicable Date.

Immediately following the Initial IBM Closing on 30 April 2005, IBM holds approximately 9.90% of the Company's voting rights (comprising Shares only) and approximately 18.90% of the Company's total enlarged issued ordinary share capital (comprising Shares and Non-voting Shares).

(b) Company Agreement

On 7 December 2004, the Company and IBM also entered into the Company Agreement. Pursuant to it, the Company agreed that until IBM has sold all of the Excess Shares, the Company may not issue any new shares (including securities convertible into Shares) without IBM's consent except for the purpose of repaying the bridge loan arranged by Goldman Sachs Credit Partners L.P. in connection with the IBM Acquisition. Moreover, the Company agreed to use its reasonable best efforts to arrange for the sale of the Excess Shares to one or more third parties or, subject to applicable laws and regulations, to repurchase the Excess Shares at a price per Excess Share not less than the higher of (i) the market price per Share prevailing at the time of the repurchase offer (i.e.

HK$2.425 per Share being the closing price of the Shares as quoted on the Stock Exchange on 29 April 2005, the last day of trading in the Shares on the Stock Exchange before signing of the Repurchase Agreement), and (ii) the Issue Price of HK$2.675 per Share; net of stamp duty, transaction levy and trading fees if any.

On 30 March 2005, the Investors agreed to subscribe for the Convertible Preferred Shares (further details are set out below and in the CPS Subscription Circular), and it was intended that the Initial IBM Closing and the closing of the CPS Subscription would take place concurrently. Therefore, on the same date, the Company and IBM entered into the First Amendment Agreement whereby the Company and IBM agreed that if the closing of the CPS Subscription did not occur concurrently with the Initial IBM Closing, prior approval in relation to a repurchase of the Excess Shares shall have been obtained from the Company's Shareholders before the closing of the CPS Subscription.

Right before the Initial IBM Closing, which took place on 30 April 2005, it became clear that the Initial IBM Closing would occur before the closing of the CPS Subscription. As such, on 29 April 2005, the Company and IBM entered into the Second Amendment Agreement whereby IBM consented to the closing of the CPS Subscription and waived the requirement for obtaining prior approval from the Company's Shareholders in relation to the repurchase of the Excess Shares. In consideration, the Company agreed, among other things, to enter into the Repurchase Agreement.

(c) CPS Subscription

On 17 May 2005, the closing of the CPS Subscription occurred, whereby the Company issued to the Investors 2,730,000 unlisted Convertible Preferred Shares and unlisted Warrants to subscribe for 237,417,474 Shares for an aggregate cash consideration of US$350 million (equivalent to approximately HK$2,730 million).

The Convertible Preferred Shares bear a fixed cumulative preferential cash dividend at the rate of 4.5% per annum to be paid quarterly. Each Convertible Preferred Share is convertible, at the option of the Convertible Preferred Shareholders, into Shares at any time after the closing of the CPS Subscription, at the conversion price of HK$2.725, subject to certain anti-dilution adjustments.

Each Warrant carries the right to subscribe for one Share at the exercise price of HK$2.725, subject to certain anti-dilution adjustments.

As stated in the CPS Subscription Circular, the Directors intend to use approximately US$150 million of the net proceeds from such issue to satisfy part of the consideration payable to IBM for the IBM Acquisition. It is also stated in the CPS Subscription Circular that if the Company paid US$150 million cash to IBM, it would not issue the Excess Shares to IBM. As the Initial IBM Closing and the closing of the CPS Subscription did not take place concurrently, the Company did not pay US$150 million in cash to IBM at the Initial IBM Closing, and the Excess Shares were issued to IBM.

(d) Rationale for the Share Repurchase

As disclosed in the CPS Subscription Circular, if the Company paid US$150 million (equivalent to approximately HK$1,170 million) in cash to IBM to satisfy part of the consideration for the IBM Acquisition, it would not issue the Excess Shares as part of the Consideration Shares to IBM. At the Initial IBM Closing, the Excess Shares were issued to IBM as part of the Consideration Shares in lieu of a cash payment of US$150 million. Furthermore, as disclosed in the IBM Circular, pursuant to the original Company Agreement, the Company agreed not to issue any new shares (including securities convertible into Shares) until IBM has sold all of the Excess Shares. In this connection, the Company has agreed, pursuant to the Company Agreement which was approved by the Shareholders at the extraordinary general meeting of the Company in respect of the IBM Acquisition on 27 January 2005, to use its reasonable best efforts either to arrange for the sale of the Excess Shares to one or more third parties or, subject to applicable laws and regulations, to repurchase the Excess Shares. Based on our discussions with the management of the Company, we understand that the Company considers the Share Repurchase is a better option under the current market conditions as the Shares have been trading at below the Issue Price of the Excess Shares since completion of the IBM Acquisition, and is in the interests of the Company and the Shareholders as a whole. The Share Repurchase will remove this restriction entirely by repurchasing all of the Excess Shares issued to IBM pursuant to the IBM Acquisition and allow the Company the desired flexibility in its future strategic and equity fund-raising plans.

In addition, as noted in the "Letter from the Board" in the Circular, the Company considers the investment in the Company by the Investors to be strategically beneficial from both a financial and operational perspective. As IBM has waived the requirement to obtain the Shareholders' approval in relation to the Share Repurchase as a pre-condition to its consent to the issue of the Convertible Preferred Shares and the Warrants, we concur with the Board that the entering into of the Repurchase Agreement facilitated early closing of the CPS Subscription and provided the Company with certainty with respect to its fund raising activities and its working capital requirements. **Independent**

Shareholders should note that the closing of the CPS Subscription has occurred on 17 May 2005, regardless of whether the Share Repurchase will proceed or not. If the conditions precedent to the Repurchase Agreement cannot be fulfilled by midnight of 29 October 2005, IBM will have the right, by notice in writing to the Company, to rescind the Repurchase Agreement without any liability to the Company. In this connection, the Company may not issue any new shares (including securities convertible into Shares) without IBM's consent except for the purpose of repaying the bridge loan arranged by Goldman Sachs Credit Partners L.P. in connection with the IBM Acquisition pursuant to the Company Agreement.

As disclosed in the CPS Subscription Circular, the Company intends to apply approximately US$150 million (equivalent to approximately HK$1,170 million) of the proceeds of approximately US$350 million (equivalent to approximately HK$2,730 million) from the issue of the Convertible Preferred Shares and the Warrants to pay for the Share Repurchase. After the Share Repurchase and the cancellation of the Excess Shares, the total number of Ordinary Shares (comprising Shares and Non-voting Shares) in issue will be reduced by approximately 4.72% from 9,222,603,136 Ordinary Shares to 8,786,885,379 Ordinary Shares assuming no conversion of the Convertible Preferred Shares, or reduced by approximately 4.26% from 10,224,437,998 Ordinary Shares to 9,788,720,241 Ordinary Shares assuming full conversion of the Convertible Preferred Shares (further details are set out below). Therefore, through the Share Repurchase, the Company should be able to reduce the dilution effect (on an earnings per Ordinary Share basis and assuming no adjustments to the earnings/loss of the Company as a result of the Share Repurchase) resulting from the IBM Acquisition.

On the above basis, we are of the view that the Share Repurchase enables the Company to (i) increase flexibility in future corporate action, such as future equity fund-raising plans, as it releases the Company's restriction on the issuance of any new shares (including securities convertible into Shares) before the sale of the Excess Shares by IBM under the Company Agreement, (ii) improve funding certainty for the CPS Subscription as it removes the need for prior Shareholders' approval for the Share Repurchase, and (iii) reduce the dilution effect (on an earnings per Ordinary Share basis) resulting from the closing of the CPS Subscription and the IBM Acquisition.

2. The Share Repurchase

(a) Non-voting Shares to be acquired

The Company has agreed to purchase, and IBM has agreed to sell, subject to certain conditions, the Excess Shares, representing 435,717,757 Non-voting Shares which were issued to IBM following the Initial IBM Closing to satisfy part of the consideration for the IBM Acquisition. The Excess Shares are Non-voting Shares, accounting for approximately 53.73% of the total issued Non-voting Shares as at the Latest Practicable Date, or approximately 4.72% of the total issued ordinary share capital of the Company as at the Latest Practicable Date.

Following the Closing, the Excess Shares will be cancelled and the number of Non-voting Shares in issue will be reduced from 811,000,513 Non-voting Shares to 375,282,756 Non-voting Shares.

(b) Share Repurchase Price

The Share Repurchase Price is equal to HK$2.725, and the total consideration in cash for the Share Repurchase amounts to approximately US$152,221,909 (equivalent to approximately HK$1,187,330,888).

The Share Repurchase Price of HK$2.725 was negotiated and entered into on an arm's length basis between the Company and IBM, and represents:

(i) a premium of approximately 1.87% over the Issue Price of the Excess Shares of HK$2.675;

(ii) a premium of approximately 1.87% over the closing price of the Shares of HK$2.675 as quoted on the Stock Exchange on 3 December 2004 being the last day of trading in the Shares on the Stock Exchange before release of the announcement in relation to the IBM Acquisition;

(iii) a premium of approximately 12.37% over the closing price of the Shares of HK$2.425 as quoted on the Stock Exchange on 29 April 2005, being the last day of trading in the Shares on the Stock Exchange before signing of the Repurchase Agreement and before release of the Announcement;

(iv) a premium of approximately 12.93% over the 10-day average closing price of the Shares of HK$2.413 as quoted on the Stock Exchange up to and including 29 April 2005;

(v) a premium of approximately 12.79% over the 6-month daily average closing price of the Shares of HK$2.416 as quoted on the Stock Exchange since 1 November 2004 up to and including 29 April 2005;

(vi) a premium of approximately 18.48% over the closing price of the Shares of HK$2.300 as quoted on the Stock Exchange on 30 June 2005, being the Latest Practicable Date;

(vii) a premium of approximately 289.29% over the audited net asset value per Ordinary Share of approximately HK$0.70 as at 31 March 2005 of the Company;

(viii) a premium of approximately 164.56% over the unaudited pro forma net asset value per Ordinary Share of the Enlarged Group as at 31 March 2005 of approximately HK$1.03 assuming the Initial IBM Closing, the Subsequent IBM Closing and the issuance of the Convertible Preferred Shares and the Warrants had taken place on 31 March 2005 (details disclosed in Appendix II to the Circular); and

(ix) a price earnings multiple of approximately 18.18 times the basic earnings per Ordinary Share of the Company of approximately HK$0.1499 for the year ended 31 March 2005.

Independent Shareholders should note that the comparison of the Share Repurchase Price against the net asset value and the price earnings ratio was included as a reference only as we are of the view that the Share Repurchase Price was agreed with reference to the Issue Price of the Excess Shares having regard to the terms of the original Company Agreement after arm's length negotiation between the two parties and hence, it is more relevant to compare the Share Repurchase Price with the price performance of the Shares, the Issue Price and the conversion price of the Convertible Preferred Shares. In this connection, it should be noted that the Shares have been trading at above the net asset value per Ordinary Share for at least the past two years, and the Excess Shares were issued at a premium of approximately 282.14% over the audited net asset value per Ordinary Share of approximately HK$0.70 as at 31 March 2005 of the Company (based on the audited net asset value of the Company of approximately HK$5,204.40 million and

7,474,796,108 Ordinary Shares in issue each as at 31 March 2005) and at a price earnings multiple of approximately 17.85 times the audited basic earnings per Ordinary Share of the Company of approximately HK$0.1499 for the year ended 31 March 2005.

The Share Repurchase Price is equal to the conversion price of the Convertible Preferred Shares, and is HK$0.05 higher than, representing a slight 1.87% premium over, the Issue Price of the Excess Shares. Although the Excess Shares do not have voting rights at all general meetings of the Company whilst the Convertible Preferred Shares have voting rights at all general meetings of the Company, we consider that it is reasonable to compare the issue prices of these two different classes of shares as the Excess Shares can easily be converted into Shares on a one for one basis, subject to any adjustments as a result of any consolidation or sub-division of the Shares. Since the small premium over the Issue Price of the Excess Shares allows timely closing of the CPS Subscription and increases funding certainty in relation to the CPS Subscription and on the basis that we are of the view that the Share Repurchase enables the Company to increase flexibility in future corporate actions as it releases the Company's restriction on the issuance of any new shares (including securities convertible into Shares) before the sale of the Excess Shares by IBM under the Company Agreement, and to reduce the dilution effect (on an earnings per Ordinary Share basis) resulting from the closing of the CPS Subscription and the IBM Acquisition, we consider the Share Repurchase Price to be fair and reasonable.

(c) Financing of the Share Repurchase

Under the Repurchase Agreement, the total consideration of approximately US$152,221,909 (equivalent to approximately HK$1,187,330,888) will be satisfied by part of the net proceeds from the CPS Subscription. The financing of the Share Repurchase through the issue of the Convertible Preferred Shares and the Warrants avoids further depletion of the Company's existing cash resources and preserves cash availability and flexibility to the Company for its future operations. Based on the unaudited pro forma financial information as at 31 March 2005 of the Enlarged Group, it had a balance of cash and cash equivalents of HK$1,849 million before the issuance of the Convertible Preferred Shares and the Warrants.

(d) Conditions of the Share Repurchase

Closing of the Repurchase Agreement is conditional upon fulfilment of various conditions. These conditions include, among other things, the closing of the CPS Subscription, which took place on 17 May 2005, and the approval of the Share

Repurchase by the Executive (which the Executive has indicated will be granted) and by at least three-fourths of the votes cast at the EGM on a poll by the Independent Shareholders.

3. Financial effects of the Share Repurchase on the Company

(a) Earnings per Ordinary Share

As stated in the "Letter from the Board" in the Circular, the Company is unable to compile pro forma earnings per Ordinary Share for the Enlarged Group for the year ended 31 March 2005 because the financial information in respect of PCD is only available for the six-month period ended 30 June 2004. As such, it is not possible to analyse the pro forma financial effects of the Share Repurchase on earnings per Ordinary Share for the year ended 31 March 2005. As disclosed in the "Letter from the Board" in the Circular, the PCD recorded a net loss of approximately US$139 million (equivalent to approximately HK$1,084.20 million) for the six months ended 30 June 2004 which accounted for approximately 96.79% of the consolidated profits after taxation and minority interests of the Company of HK$1,120.15 million for the year ended 31 March 2005.

We note that the Board considers that the Repurchase Agreement reduces the dilution effect (on an earnings per Ordinary Share basis) resulting from the closing of the CPS Subscription and the Initial IBM Closing. After the Share Repurchase and the cancellation of the Excess Shares, the total number of Ordinary Shares in issue as at the Latest Practicable Date will be reduced by 435,717,757 Non-voting Shares from 9,222,603,136 Ordinary Shares to 8,786,885,379 Ordinary Shares. Therefore, by analogy, with a smaller number of Ordinary Shares in issue as the denominator in calculating the earnings per Ordinary Share, the earnings per Ordinary Share would be enhanced by approximately 4.96% assuming no adjustments to the earnings as a result of the Share Repurchase, leading to a reduction of the dilution effect resulting from the closing of the CPS Subscription and the Initial IBM Closing. We concur with this view given that it is not possible to analyse the pro forma earnings effect on an Enlarged Group basis (as discussed in the paragraph above).

(b) Net assets value ("NAV") per Ordinary Share

The table below shows, for illustrative purposes only, the pro forma financial effect of the Share Repurchase on NAV per Ordinary Share as at 31 March 2005, under the assumption that there is no conversion of the Convertible Preferred Shares.

(in HK$ million unless otherwise specified)	**Pro forma Enlarged Group after IBM Acquisition (A)** *(note 1)*	**Pro forma Enlarged Group after issuance of Convertible Preferred Shares and Warrants but before Share Repurchase (B)** *(note 1)*	**Pro forma Enlarged Group after issuance of Convertible Preferred Shares and Warrants and Share Repurchase (C)** *(note 1)*
Pro forma NAV *(note 2)*	9,431		
Pro forma NAV after issuance of the Convertible Preferred Shares *(note 2)*		9,515	
Pro forma NAV after issuance of the Convertible Preferred Shares and the Share Repurchase *(note 2)*			8,328
Pro forma NAV per Ordinary Share (HK$) *(note 2)*	1.02	1.03	0.95
Dilution:			
– Compared with before the Share Repurchase and before the issuance of the Convertible Preferred Shares (= (C)/(A)-1)			6.86%
– Compared with before the Share Repurchase but after the issuance of the Convertible Preferred Shares (= (C)/(B)-1)			7.77%

Notes:

1. Figures are based on the unaudited pro forma financial information of the Enlarged Group as disclosed in Appendix II to the Circular. The Initial IBM Closing, the Subsequent IBM Closing, the issuance of the Convertible Preferred Shares and the Warrants, and the closing of the Share Repurchase are assumed to have taken place on 31 March 2005.

2. Based on the unaudited pro forma financial information of the Enlarged Group as disclosed in Appendix II to the Circular.

As shown in the table above, the Share Repurchase would result in a dilution in the NAV per Ordinary Share by approximately 7.77% from approximately HK$1.03 per Ordinary Share before the Share Repurchase but after the issuance of the Convertible Preferred Shares and the Warrants to approximately HK$0.95 per Ordinary Share after the Share Repurchase and after the issuance of the Convertible Preferred Shares and the Warrants. The dilution effect is primarily due to the application of part of the cash proceeds from the CPS Subscription for the Share Repurchase at a premium over the underlying NAV per Ordinary Share, which results in a reduced pro forma NAV and NAV per Ordinary Share.

Independent Shareholders should note that the issue of the Convertible Preferred Shares and the Warrants resulted in a marginal enhancement in the pro forma NAV per Ordinary Share from approximately HK$1.02 per Ordinary Share to approximately HK$1.03 per Ordinary Share. This is largely due to the accounting treatment on the Convertible Preferred Shares being recognised as a compound of both a financial liability component and an equity component before they are fully converted under the Hong Kong Financial Reporting Standards (please refer to the paragraph headed "Accounting treatment" in the "Letter from the Board" in the Circular for details).

Despite the above analysis, we generally regard net asset valuation as only a secondary valuation methodology as the Company is largely valued on earnings related criteria because its business is not of capital-intensive nature and we consider the dilution effect on the NAV per Ordinary Shares to be acceptable given all the strategic considerations of the Share Repurchase.

(c) Gearing

The table below shows, for illustrative purposes only, the pro forma financial effect of the Share Repurchase as at 31 March 2005 on gearing, under the assumption that there is no conversion of the Convertible Preferred Shares.

(in HK$ million unless otherwise specified)	**Pro forma Enlarged Group after IBM Acquisition** *(note 1)*	**Pro forma Enlarged Group after issuance of Convertible Preferred Shares and Warrants but before Share Repurchase** *(note 1)*	**Pro forma Enlarged Group after issuance of Convertible Preferred Shares and Warrants and Share Repurchase** *(note 1)*
Total debt *(note 2)*	3,900	3,900	3,900
Cash and cash equivalents	1,849	4,556	3,369
Net debt/(cash) *(note 3)*	2,051	(656)	531
Shareholders' funds *(note 4)*	9,431	9,515	8,328
Gross gearing (= Total debt/Shareholders' funds)	41.35%	40.99%	46.83%
Net gearing (= Net debt/Shareholders' funds)	21.75%	(6.89%)	6.38%

Notes:

1. Figures are based on the unaudited pro forma financial information of the Enlarged Group as disclosed in Appendix II to the Circular. The Initial IBM Closing, the Subsequent IBM Closing, the issuance of the Convertible Preferred Shares and the Warrants, and the closing of the Share Repurchase are assumed to have taken place on 31 March 2005.

2. Total debt is equal to long-term bank loan based on the unaudited pro forma financial information of the Enlarged Group as disclosed in Appendix II to the Circular. As the Convertible Preferred Shares and its current portion of the long-term liability are not interest-bearing, they have not been included in the total debt calculation.

3. Net debt is calculated by deducting cash and cash equivalents from long-term bank loan.

4. Adjustments made to calculate the Shareholders' funds are the same as made to pro forma NAV as displayed in the table in section 3(b) above.

As shown in the table above, assuming no conversion of the Convertible Preferred Shares, the Share Repurchase would result in an increase in the gross gearing from approximately 40.99% before the Share Repurchase but after the issuance of the Convertible Preferred Shares and the Warrants to approximately 46.83% after the Share Repurchase and after the issuance of the Convertible Preferred Shares and the Warrants, and an increase in the net gearing from a net cash position before the Share Repurchase but after the issuance of the Convertible Preferred Shares and the Warrants to approximately 6.38% after the Share Repurchase and after the issuance of the Convertible Preferred Shares and the Warrants, respectively. The increase in both gross and net gearing is due to the fact that part of the proceeds from the CPS Subscription would be used for the Share Repurchase, thus leading to a reduction in Shareholders' funds.

We are of the view that gearing is one of a number of factors to be assessed by the Independent Shareholders in respect of the Share Repurchase. Given all the strategic considerations of the Share Repurchase, the changes in gearing as a result of the Share Repurchase are acceptable.

(d) Shareholding

Following the Closing, the Excess Shares will be cancelled, reducing the number of Non-voting Shares. The following tables set out the shareholding structure (comprising Shares and Non-voting Shares) of the Company as at the Latest Practicable Date and under scenarios assuming both no conversion and full conversion of the Convertible Preferred Shares.

Prior to the Share Repurchase and including Non-voting Shares held by IBM

	No. of Ordinary Shares assuming no conversion of Convertible Preferred Shares	% of Ordinary Shares assuming no conversion of Convertible Preferred Shares	No. of Ordinary Shares assuming full conversion of Convertible Preferred Shares	% of Ordinary Shares assuming full conversion of Convertible Preferred Shares
Legend Holdings Limited	4,179,747,971	45.32%	4,179,747,971	40.88%
IBM	1,742,871,028	18.90%	1,742,871,028	17.05%
TPG	–	–	572,477,064	5.60%
General Atlantic Group	–	–	286,238,532	2.80%
Newbridge Capital	–	–	143,119,266	1.40%
Directors	54,980,000	0.60%	54,980,000	0.54%
Public	3,245,004,137	35.18%	3,245,004,137	31.73%
Total	9,222,603,136	100.00%	10,224,437,998	100.00%

After the Share Repurchase and including Non-voting Shares held by IBM

	No. of Ordinary Shares assuming no conversion of Convertible Preferred Shares	% of Ordinary Shares assuming no conversion of Convertible Preferred Shares	No. of Ordinary Shares assuming full conversion of Convertible Preferred Shares	% of Ordinary Shares assuming full conversion of Convertible Preferred Shares
Legend Holdings Limited	4,179,747,971	47.56%	4,179,747,971	42.70%
IBM	1,307,153,271	14.88%	1,307,153,271	13.35%
TPG	–	–	572,477,064	5.85%
General Atlantic Group	–	–	286,238,532	2.92%
Newbridge Capital	–	–	143,119,266	1.46%
Directors	54,980,000	0.63%	54,980,000	0.56%
Public	3,245,004,137	36.93%	3,245,004,137	33.16%
Total	8,786,885,379	100.00%	9,788,720,241	100.00%

As shown in the above tables, as a result of the Share Repurchase, the total number of Ordinary Shares (comprising Shares and Non-voting Shares) in issue as at the Latest Practicable Date will be reduced from 9,222,603,136 Ordinary Shares to 8,786,885,379 Ordinary Shares assuming no conversion of the Convertible Preferred Shares, or reduced from 10,224,437,998 Ordinary Shares to 9,788,720,241 Ordinary Shares assuming full conversion of the Convertible Preferred Shares.

Accordingly, as a result of the Share Repurchase, the interest of the Major Shareholder in the Company's total issued ordinary share capital will increase from approximately 45.32% to approximately 47.56% assuming no conversion of the Convertible Preferred Shares, or increase from approximately 40.88% to approximately 42.70% assuming full conversion of the Convertible Preferred Shares.

As a result of the Share Repurchase, the interest of public in the Company's total issued ordinary share capital will increase from approximately 35.18% to approximately 36.93% assuming no conversion of the Convertible Preferred Shares, or increase from approximately 31.73% to approximately 33.16% assuming full conversion of the Convertible Preferred Shares. As such, the Independent Shareholders who wish to retain their shareholdings in the Company will benefit from the increase in their proportionate shareholding in the Company after the Closing.

4. Stamp duty

All costs and expenses incurred in connection with the Repurchase Agreement and the transactions contemplated therein shall be paid by the party incurring such costs and expenses, save that all stamp duty in respect of the Share Repurchase will be borne by the Company.

Under the current arrangement, the total amount of stamp duty payable by the Company is 0.2% of the higher of (a) the aggregate consideration paid by the Company for the Excess Shares; and (b) the assessed value of the Excess Shares as determined by the Stamp Office of the Hong Kong Inland Revenue Department. As such, based on the Share Repurchase Price of HK$2.725, being the higher of the Share Repurchase Price and the closing price of the Shares as at the Latest Practicable Date (i.e. HK$2.300), the stamp duty payable by the Company for the Excess Shares would be approximately US$304,444 (equivalent to approximately HK$2.375 million). Based on our discussion with the management of the Company, we understand that it was discussed and agreed at the time when the Company Agreement was entered into that the Company would bear all the stamp duty payable for the Excess Shares. Such agreement was reflected in the Company Agreement and approved by the Shareholders at the extraordinary general meeting of the Company held on 27 January 2005. As far as we are aware, there are usually two common practices in the marketplace for the settlement of the stamp duty for off-market share dealings, the stamp duty is either paid entirely by the purchaser of the shares or split as to half and half by the purchaser and the seller and the final arrangement is subject to commercial negotiations. We are of the view that the current arrangement (a) is a result of commercial negotiation between the parties concerned, (b) represents a fairly small amount of incremental cost to the Company, and (c) is in line with market practice and accordingly, we consider it to be in the interest of the Independent Shareholders on the whole in the context of the Share Repurchase and is fair and reasonable.

SUMMARY

Having considered the above principal factors and reasons, we would draw your attention to the following key factors in arriving at our conclusion:

(a) the Excess Shares were issued to IBM in lieu of a cash payment of US$150 million upon the Initial IBM Closing, and pursuant to the Company Agreement which was approved by the Shareholders at the extraordinary general meeting of the Company in respect of the IBM Acquisition, the Company agreed to use its reasonable best efforts to arrange for the sale of the Excess Shares to one or more third parties or, subject to applicable laws and regulations, to repurchase the Excess Shares after they were issued;

(b) the Share Repurchase enables the Company to (i) increase flexibility in future corporate actions, such as future equity fund-raising plans, as it releases the

Company's restriction on the issuance of any new shares (including securities convertible into Shares) before the sale of the Excess Shares by IBM under the Company Agreement, (ii) improve funding certainty for the CPS Subscription as it removes the need for prior Shareholders' approval for the Share Repurchase, and (iii) reduce the dilution effect (on an earnings per Ordinary Share basis) resulting from the closing of the CPS Subscription and the IBM Acquisition;

(c) the 435,717,757 Excess Shares to be repurchased are Non-voting Shares, representing approximately 4.72% of the issued ordinary share capital of the Company as at the Latest Practicable Date, and will be cancelled. As a result of the Share Repurchase, the interest of public in the Company's total issued ordinary share capital will increase from approximately 35.18% to approximately 36.93% assuming no conversion of the Convertible Preferred Shares, or increase from approximately 31.73% to approximately 33.16% assuming full conversion of the Convertible Preferred Shares;

(d) the Share Repurchase Price of HK$2.725 per Excess Share was negotiated on an arm's length basis. It is equal to the conversion price of the Convertible Preferred Shares, and is HK$0.05 higher than, representing a slight 1.87% premium over, the Issue Price of the Excess Shares;

(e) the total cash consideration for the Share Repurchase amounts to approximately US$152,221,909 (equivalent to approximately HK$1,187,330,888) and will be satisfied by part of the net proceeds from the issue of the Convertible Preferred Shares and the Warrants. The financing mechanism preserves cash availability and flexibility to the Company for its future operations; and

(f) as the Share Repurchase will provide the Company with a number of strategic benefits as summarised in (b) above, we believe the pro forma financial effects of the Share Repurchase should be considered in the context of the strategic considerations. More specifically, assuming no conversion of the Convertible Preferred Shares:

    (i) as at 31 March 2005, the Share Repurchase would have resulted in a dilution of approximately 7.77% to NAV per Ordinary Share;

    (ii) as at 31 March 2005, the Share Repurchase would have increased gross gearing from approximately 40.99% to approximately 46.83%, and increased net gearing to 6.38% from a net cash position,

we are of the view that the pro forma financial effects of the Share Repurchase on NAV per Ordinary Share and gearing are acceptable given the strategic considerations of the Share Repurchase.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider the terms of the Repurchase Agreement to be fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and its Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the special resolution to approve the Share Repurchase, as detailed in the notice of the Extraordinary General Meeting set out at the end of the Circular.

Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited
Kelvin Chau
Director

SHARE CAPITAL

The following tables show the authorised and issued ordinary share capital of the Company (i) as at the Latest Practicable Date and (ii) the Closing.

As at the Latest Practicable Date (which is after the Initial IBM Closing and the completion of the CPS Subscription and before Closing of the Share Repurchase)

	Number of Shares	*HK$*
Authorised:		
Ordinary Shares	20,000,000,000	500,000,000
Convertible Preferred Shares	3,000,000	27,525,000
Issued and fully paid:		
Shares	8,411,602,623	210,290,066
Non-voting Shares	811,000,513	20,275,013
Convertible Preferred Shares	2,730,000	25,047,750

Following the Closing

	Number of Shares	*HK$*
Authorised:		
Ordinary Shares	20,000,000,000	500,000,000
Convertible Preferred Shares	3,000,000	27,525,000
Issued and fully paid:		
Shares	8,411,602,623	210,290,066
Non-voting Shares	375,282,756	9,382,069
Convertible Preferred Shares	2,730,000	25,047,750

All Shares are fully paid up and holders of Shares are entitled to (i) one vote per Share; and (ii) dividends when, as and if declared by the Company.

Non-voting Shares are fully paid up and rank *pari passu* in all respects with the Shares, save that Non-voting Shares do not carry any voting rights until they are converted into Shares and are convertible into Shares on a one-for-one basis.

Convertible Preferred Shares are fully paid up and holders of the Convertible Preferred Shares are entitled to (i) rights to vote on an "as if" converted basis (see next paragraph for conversion rate); (ii) quarterly dividend at a rate of 4.5% subject to additional dividends if such dividend is not paid when due; and (iii) rank senior to the Shares in terms of dividend and upon return of capital.

On 17 May 2005, Convertible Preferred Shares were issued to the Investors and each Convertible Preferred Share is convertible into such number of Shares equal to the quotient of the stated value of each Convertible Preferred Share divided by HK$2.725, subject to certain anti-dilution adjustments[1]. Warrants were issued in conjunction with the Convertible Preferred Shares which carry the right to subscribe for the same number of new Shares at the price of HK$2.725, subject to certain anti-dilution adjustments. Further details of the Convertible Preferred Shares and the Warrants are contained in the CPS Subscription Circular.

The Company purchased its own Shares on the Stock Exchange as follows:

Month/Year	**Number of Shares repurchased**	**Highest price per share** *HK$*	**Lowest price per share** *HK$*	**Aggregate consideration paid (including expenses)** *HK$'000*
June 2004	7,500,000	2.175	2.025	16,093

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the past 12 months immediately preceding the date of this circular and there has been no re-organisation of its capital for the two years ended 31 March 2005.

The Company issued the following Ordinary Shares, Convertible Preferred Shares and Warrants:

Movement in the issued ordinary share capital since 31 March 2005, being the end of the last financial year

Month/Year	Number of Ordinary Shares issued	Number of Non-voting Shares issued/ (converted)	Number of Convertible Preferred Shares issued	Number of Warrants issued	Number of Shares and Non-voting Shares in issue	Number of Convertible Preferred Shares in issue	Number of Warrants in issue
April 2005	823,882,569	921,636,459	-	-	9,220,315,136	-	-
May 2005	112,775,946	(110,635,946)	2,730,000	237,417,474	9,222,455,136 *(Note 1)*	2,730,000	237,417,474
As at the Latest Practicable Date	148,000	-	-	-	9,222,603,136 *(Note 2)*	2,730,000	237,417,474

Note 1: 811,000,513 are Non-voting Shares and 8,411,454,623 are Shares.

Note 2: 811,000,513 are Non-voting Shares and 8,411,602,623 are Shares.

[1] *The details of these adjustments are described in Note A on page 18 of the CPS Subscription Circular.*

In addition, following closing of the CPS Subscription, IBM converted 110,635,946 Non-voting Shares into Shares.

Save as disclosed above, as at the Latest Practicable Date, the Company has not issued any other Shares, warrants securities, convertibles since 31 March 2005, being the end of the last financial year.

No dividends have been paid by the Company to IBM in respect of the Non-voting Shares proposed to be repurchased since they were issued. On 8 June 2005, the Directors recommended the payment of a final dividend of HK$0.028 per Ordinary Share to the Shareholders whose names appear on the register of members of Ordinary Shares of the Company on 9 August 2005. Such dividend is subject to Shareholders' approval at the forthcoming annual general meeting and the Company has sufficient distributable reserves to pay such dividends. The Company does not have any published dividend policy. Any future dividends will be paid out of distributable reserves of the Company.

The following is a summary of the audited financial information of the Lenovo Group for the four financial years ended 31 March 2005. The audited consolidated accounts of the Lenovo Group have been prepared in accordance with Hong Kong GAAP and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. The following text on the financial information of the Lenovo Group, except for Note (1) below, is taken from the annual reports of the Company for the years ended 31 March 2002, 2003 and 2004 respectively and the preliminary announcement of the audited accounts of the Company for the year ended 31 March 2005 dated 8 June 2005.

FOUR YEARS SUMMARY

Consolidated profit and loss accounts

	Year ended 31 March			
	2005	**2004**	**2003**	**2002**
	(audited) *(Note 1)*	**(audited)**	**(audited)**	**(audited)**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	22,554,678	23,175,944	20,233,290	20,853,254
Earnings before interest, taxation, depreciation and amortization expenses	1,173,616	1,125,129	1,174,720	1,008,938
Depreciation expenses	(184,490)	(211,161)	(160,304)	(143,048)
Amortization of intangible assets	(58,078)	(34,999)	(15,246)	–
Impairment of assets	(51,364)	–	–	–
Gains/(losses) on disposal of investments	156,958	47,558	(26,802)	164,240
Finance income	105,677	93,368	77,233	67,360
Profit from operation	1,142,319	1,019,895	1,049,601	1,097,490
Finance costs	(6,667)	(2,881)	(20)	(11,785)
	1,135,652	1,017,014	1,049,581	1,085,705
Share of (losses)/profits of jointly controlled entities	(12,327)	(39,053)	(34,756)	8,468
Share of profits/(losses) of associated companies	4,182	16,891	13,826	(12,979)
Profit before taxation	1,127,507	994,852	1,028,651	1,081,194
Taxation	(35,184)	20,150	(26,018)	(23,092)
Profit after taxation	1,192,323	1,015,002	1,002,633	1,058,102
Minority interests	27,823	37,883	14,519	(13,202)
Profit attributable to shareholders	1,120,146	1,052,885	1,017,152	1,044,900
Dividends	388,806	373,704	747,412	383,088

	Year ended 31 March			
	2005	2004	2003	2002
	(audited) *(Note 1)*	(audited)	(audited)	(audited)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interim dividend per Share (HK$)	0.024	0.020	0.018	0.015
Proposed final dividend per Share (HK$)	0.028	0.030	0.030	0.036
Special dividend per Share (HK$)	–	–	0.052	–
	0.052	0.050	0.100	0.051
Earnings per share				
– Basic (HK cents)	14.99	14.09	13.55	13.86
– Fully diluted (HK cents)	14.97	13.99	13.54	13.79

There were no extraordinary or exceptional items during the relevant financial periods.

Note:

(1) The financial positions for the financial year ended on 31 March 2005 are based on the annual results announcement of the Company dated 8 June 2005, an extract of which is set out on pages 96 to 112 of the Appendix I to this circular.

Consolidated balance sheets

	As at 31 March			
	2005	2004	2003	2002
	(audited)	(audited)	(audited)	(audited)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	2,578,112	2,242,141	1,514,546	1,337,182
Current assets	6,453,842	6,099,900	5,241,050	4,354,555
Current liabilities	(3,472,813)	(3,297,440)	(2,507,004)	(2,002,323)
Non-current liabilities	(331,134)	(526,547)	(330)	(330)
Minority interests	(23,609)	(29,330)	(59,741)	(7,050)
Net assets	5,204,398	4,488,724	4,188,521	3,682,034

AUDITED ACCOUNTS OF THE GROUP FOR THE YEAR ENDED 31 MARCH 2004 REPRODUCED FROM THE ANNUAL REPORT OF THE COMPANY FOR THE YEAR ENDED 31 MARCH 2004

Consolidated profit and loss account

For the year ended 31 March 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover	3	23,175,944	20,233,290
Earnings before interest, taxation, depreciation and amortization expenses		1,125,129	1,174,720
Depreciation expenses		(211,161)	(160,304)
Amortization of intangible assets		(34,999)	(15,246)
Gains/(losses) on disposal of investments		47,558	(26,802)
Finance income		93,368	77,233
Profit from operations	4	1,019,895	1,049,601
Finance costs	6	(2,881)	(20)
		1,017,014	1,049,581
Share of losses of jointly controlled entities		(39,053)	(34,756)
Share of profits of associated companies		16,891	13,826
Profit before taxation	5	994,852	1,028,651
Taxation	7	20,150	(26,018)
Profit after taxation		1,015,002	1,002,633
Minority interests		37,883	14,519
Profit attributable to shareholders	10	1,052,885	1,017,152
Dividends	11	373,704	747,412
Earnings per share			
– Basic	12	14.09 HK cents	13.55 HK cents
– Fully diluted	12	13.99 HK cents	13.54 HK cents

Balance sheets
As at 31 March 2004

		Group		Company	
		2004	2003	2004	2003
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets					
Intangible assets	*13*	646,986	120,621	–	–
Tangible fixed assets	*14*	987,272	845,976	32,115	41,000
Construction-in-progress	*15*	260,377	174,138	–	–
Investments in subsidiaries	*16(a)*	–	–	2,327,875	2,327,875
Investment in a jointly controlled entity	*17*	124,124	198,549	–	–
Investments in associated companies	*18*	112,682	101,613	–	–
Investment securities	*19*	75,982	73,649	–	37,890
Deferred tax assets	*20*	34,718	–	–	–
		2,242,141	1,514,546	2,359,990	2,406,765
Current assets					
Inventories	*21*	1,393,018	1,269,051	–	–
Amounts due from subsidiaries	*16(b)*	–	–	3,218,602	2,188,544
Trade receivables	*22(a)*	1,230,944	553,516	–	–
Notes receivable	*22(b)*	520,321	383,412	–	–
Deposits, prepayments and other receivables		301,513	226,748	81,548	89,737
Tax recoverable		4,033	–	–	–
Cash and cash equivalents	*23*	2,650,071	2,808,323	1,107,976	1,813,751
		6,099,900	5,241,050	4,408,126	4,092,032
Current liabilities					
Amounts due to subsidiaries	*16(b)*	–	–	115,511	87,431
Trade payables	*24(a)*	2,155,057	1,588,632	–	–
Notes payable	*24(b)*	356,531	279,381	–	–
Accruals and other payables		616,897	630,779	15,189	15,427
Amount due to a jointly controlled entity	*17*	108,471	–	–	–
Tax payable		5,031	8,212	–	–
Current portion of long term liabilities	*25*	55,453	–	–	–
		3,297,440	2,507,004	130,700	102,858
Net current assets		2,802,460	2,734,046	4,277,426	3,989,174
Total assets less current liabilities		5,044,601	4,248,592	6,637,416	6,395,939
Financed by:					
Share capital	*26*	186,890	186,934	186,890	186,934
Reserves	*28*	4,301,834	4,001,587	6,450,526	6,208,701
Shareholders' funds		4,488,724	4,188,521	6,637,416	6,395,635
Minority interests		29,330	59,741	–	–
Deferred tax liabilities	*20*	–	330	–	304
Long-term liabilities	*25*	526,547	–	–	–
		5,044,601	4,248,592	6,637,416	6,395,939

Consolidated cash flow statement
For the year ended 31 March 2004

	Note	2004 HK$'000	2003 HK$'000
Operating activities			
Net cash inflow generated from operations	33	748,993	1,150,075
Finance income		93,368	77,233
Finance costs		(2,881)	(20)
Tax paid		(21,696)	(17,410)
Net cash inflow from operating activities		817,784	1,209,878
Investing activities			
Purchase of tangible fixed assets		(96,218)	(125,708)
Sale of tangible fixed assets		8,059	29,727
Payment for construction-in-progress		(268,135)	(169,000)
Payment for patent acquired		(4,912)	(42,453)
Purchase of investment securities		(43,552)	(200,237)
Sale of investment securities		79,845	140,517
Net cash inflow in respect of acquisition of subsidiaries	36	5,449	4,847
Proceeds from partial disposal of a subsidiary		11,792	–
Payment for acquisition of business		–	(54,613)
Investment in an associated company		–	(2,670)
Investment in jointly controlled entities		–	(24,289)
Repayment of advance from an associated company		–	50,034
Proceeds from disposal of an associated company		5,660	27,286
Dividend received from associated companies		5,490	6,892
Net cash outflow from investing activities		(296,522)	(359,667)
Net cash inflow before financing		521,262	850,211
Financing activities	34		
Exercise of share options and issue of new shares		28,736	1,887
Repurchase of shares		(28,394)	(79,399)
Capital injection from minority shareholders		11,604	–
Dividends paid		(761,814)	(405,276)
Dividend paid to minority shareholders		(4,594)	–
Loan from a minority shareholder		75,000	–
Net cash outflow from financing		(679,462)	(482,788)
(Decrease)/Increase in cash and cash equivalents		(158,200)	367,423
Cash and cash equivalents at the beginning of the year		2,808,323	2,441,169
Effect of foreign exchange rate changes		(52)	(269)
Cash and cash equivalents at the end of the year		2,650,071	2,808,323

Consolidated statement of changes in equity

For the year ended 31 March 2004

	Note	**2004** *HK$'000*	**2003** *HK$'000*
Total equity at the beginning of the year		4,188,521	3,682,034
Surplus/(deficit) in fair market value of investment securities	28	20,144	(20,891)
Exchange differences arising from translation of subsidiaries, associated companies and a jointly controlled entity	28	270	156
Net gains/(losses) not recognised in the consolidated profit and loss account		20,414	(20,735)
Profit for the year		1,052,885	1,017,152
Reserves realised upon disposal of investment securities	28	(11,624)	(7,120)
Total recognised gains		1,061,675	989,297
Goodwill written off arising from disposal of subsidiaries	28	–	(22)
Exercise of share options	28	28,736	1,887
Repurchase of shares	28	(28,394)	(79,399)
Dividends paid	28	(761,814)	(405,276)
Total equity at the end of the year		4,488,724	4,188,521

Notes to the Accounts

1. BASIS OF PREPARATION

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment securities are stated at fair value.

In the current year, the Group adopted SSAP 12 "Income Taxes" issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2003.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of consolidation

(i) The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 March. Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill taken to reserve and which was not previously charged or recognized in the consolidated profit and loss account and any related accumulated exchange reserve.

(ii) All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(iii) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(iv) In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Joint ventures

(i) A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

(ii) The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

(iii) In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(c) Associated companies

(i) An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

(ii) The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

(iii) Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the assets transferred.

(v) In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(d) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(e) Tangible fixed assets

(i) Land use rights, leasehold land and buildings/improvements

Land use rights, leasehold land and buildings/improvements are stated at cost less accumulated amortization or depreciation and accumulated impairment losses.

Land use rights are amortised on a straight-line basis over the land use rights periods ranging from 20 to 50 years.

Amortization of leasehold land is calculated to write off its cost to its estimated residual value over the unexpired period of the lease or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2% to 5%.

Depreciation on buildings is calculated to write off their cost to their estimated residual value over the unexpired period of the leases or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2% to 5%.

Depreciation of leasehold improvements is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group of 5 to 10 years or unexpired periods of the leases whichever is shorter. The principal annual rate used for this purpose is 10% to 20%.

(ii) Other tangible fixed assets

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on other tangible fixed assets is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are 20% to 33%.

(iii) Impairment of tangible fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction-in-progress and tangible fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(iv) Gain or loss on disposal of tangible fixed assets

Gain or loss on disposal of a tangible fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(v) Cost of restoring and improving tangible fixed assets

Major costs incurred in restoring tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(f) Construction-in-progress

Construction-in-progress is stated at cost. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses and exchange differences on the related funds borrowed during the construction, installation and testing periods and prior to the commencement date, less any accumulated impairment losses. No depreciation is provided for on construction-in-progress. On completion, the building and plant and machinery are transferred to tangible fixed assets at cost less accumulated impairment losses.

(g) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the date of acquisition.

Goodwill on acquisition occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a maximum period of 20 years. For all other acquisitions goodwill is generally amortised over 3 to 10 years.

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the consolidated profit and loss account.

In accordance with the provisions of interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be reinstated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognised as an expense in the consolidated profit and loss account.

(ii) Patents and marketing rights

Expenditure on acquired patents and marketing rights is capitalised and amortised on a systematic basis over their useful lives, but not exceeding 20 years. Patents and marketing rights are not revalued as there is no active market for these assets.

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(h) Investment securities

Investments which are held for non-trading purpose are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Individual investments are reviewed regularly to determine whether they are impaired. When an investment is considered to be impaired, the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(i) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis, and in the case of work-in-progress and finished goods (except for trading products), cost comprises direct materials, direct labour and an attributable proportion of production overheads. For trading products, cost represents invoiced value on purchases, less purchase returns and discounts. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents mainly comprise cash on hand, deposits held at call with banks and highly liquid investment which are subject to an insignificant risk of changes in value.

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. The provision is calculated based on past history of the level of repairs and replacements.

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The effect of this change is not significant to the accounts of prior years.

(o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

(p) Revenue

Revenue from the sale of goods is recognised on the transfer of ownership, which generally coincides with the time of shipment. Revenue from provision of systems integration service is recognized when services are rendered. Revenue from provision of information technology technical service is recognized when services are rendered. Interest income is accrued on a time proportion basis on the principal amounts outstanding and at the rates applicable. Dividend income is recognised when the right to receive payment is established.

(q) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave, sick leave and maternity leave are not recognized until the time of leave.

(ii) Pension obligations

The Group's contributions to the defined contribution retirement scheme for qualified Hong Kong employees are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

In addition, the Group's contributions to a local municipal government retirement scheme in Chinese mainland are expensed as incurred while the local municipal government in Chinese mainland undertakes to assume the retirement benefit obligations of the qualified employees in Chinese mainland.

(iii) Share options

No employee benefits cost is recognized when options are granted. When the options are exercised, equity is increased by the amount of the proceeds received.

(r) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments be presented as the primary reporting format and business as the secondary reporting format.

Segment assets of geographical segments consist primarily of tangible fixed assets, construction-in-progress, inventories, trade receivables and notes receivable, and mainly exclude intangible assets, investments in jointly controlled entities, investments in associated companies, investment securities, deferred tax assets, other receivables, tax recoverable and cash and cash equivalents. Segment liabilities comprise operating liabilities and exclude tax payable and liabilities payable for acquisition of intangible assets. Capital expenditure mainly comprises additions to tangible fixed assets (Note 14) and construction-in-progress (Note 15).

In presenting information on the basis of business segments, intangible assets, tangible fixed assets and construction-in-progress are excluded from segment assets.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group is principally engaged in the provision of advanced information technology ("IT") products and services. Revenues recognized during the year are as follows:

	2004	2003
	HK$'000	*HK$'000*
Corporate IT business	11,925,240	10,803,311
Consumer IT business	7,760,668	6,822,633
Handheld device business	2,050,164	1,440,328
IT service business	547,780	183,800
Contract manufacturing business	892,092	983,218
	23,175,944	20,233,290

Primary reporting format – geographical segments

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in four major geographical regions – the People's Republic of China, including Chinese mainland and Hong Kong (the "PRC"), Asia Pacific (excluding PRC), North America and Europe. The later three regions are grouped as "others" for presentation purpose.

There are no material sales or other transactions among the geographical segments.

In presenting information on the basis of geographical segments, segment turnover and segment operating results are based on the geographical location of customers. Segment assets are based on the geographical location of the assets. The segment turnover and segment operating results, if based on geographical location of assets, are all categorised under PRC operations.

Secondary reporting format – business segments

The Group is categorised into five main business segments:

Corporate IT business
Consumer IT business
Handheld device business
IT service business
Contract manufacturing business

There are no material sales or other transactions among the business segments.

(a) **Primary reporting format – geographical segments**

	PRC 2004 *HK$'000*	Others 2004 *HK$'000*	Total 2004 *HK$'000*
Profit and loss account			
Turnover	22,878,303	297,641	23,175,944
Segment operating results	947,125	(33,157)	913,968
Gains on disposal of investments	47,558	–	47,558
Amortization of intangible assets	(34,999)	–	(34,999)
Finance income			93,368
Finance costs			(2,881)
Contribution to operating profit			1,017,014
Share of losses of jointly controlled entities	(39,053)	–	(39,053)
Share of profits of associated companies	16,891	–	16,891
Profit before taxation			994,852
Taxation			20,150
Profit after taxation			1,015,002
Minority interests			37,883
Profit attributable to shareholders			1,052,885
Balance sheet			
Segment assets	4,347,982	43,950	4,391,932
Investment in a jointly controlled entity	124,124	–	124,124
Investments in associated companies	112,682	–	112,682
Investment securities	75,982	–	75,982
Unallocated assets			3,637,321
Consolidated total assets			8,342,041
Segment liabilities	3,300,576	11,380	3,311,956
Unallocated liabilities			512,031
Consolidated total liabilities			3,823,987
Capital expenditure	364,353	–	364,353
Depreciation	209,520	1,641	211,161

	PRC 2003 HK$'000	Others 2003 HK$'000	Total 2003 HK$'000
Profit and loss account			
Turnover	19,738,075	495,215	20,233,290
Segment operating results	1,011,204	3,212	1,014,416
Losses on disposal of investments	(26,802)	–	(26,802)
Amortization of intangible assets	(15,246)	–	(15,246)
Finance income			77,233
Finance costs			(20)
Contribution to operating profit			1,049,581
Share of losses of jointly controlled entities	(34,756)	–	(34,756)
Share of profits of associated companies	13,826	–	13,826
Profit before taxation			1,028,651
Taxation			(26,018)
Profit after taxation			1,002,633
Minority interests			14,519
Profit attributable to shareholders			1,017,152
Balance sheet			
Segment assets	3,184,037	42,056	3,226,093
Investments in jointly controlled entities	198,549	–	198,549
Investments in associated companies	101,613	–	101,613
Investment securities	71,392	2,257	73,649
Unallocated assets			3,155,692
Consolidated total assets			6,755,596
Segment liabilities	2,492,220	6,572	2,498,792
Tax liabilities			8,542
Consolidated total liabilities			2,507,334
Capital expenditure	337,161	–	337,161
Depreciation	158,985	1,319	160,304

(b) Secondary reporting format – business segments

	Turnover 2004 *HK$'000*	Contribution to operating profit 2004 *HK$'000*	Consolidated total assets 2004 *HK$'000*
Corporate IT business	11,925,240	777,698	1,560,895
Consumer IT business	7,760,668	466,814	753,854
Handheld device business	2,050,164	(74,565)	431,377
IT service business	547,780	(58,009)	241,564
Contract manufacturing business	892,092	(95,208)	156,593
Amortization of goodwill	–	(25,274)	–
Gains on disposal of investments	–	47,558	–
Others	–	(22,000)	–
Investment in a jointly controlled entity	–	–	124,124
Investments in associated companies	–	–	112,682
Investment securities	–	–	75,982
Unallocated assets	–	–	4,884,970
	23,175,944	1,017,014	8,342,041

	Turnover 2003 *HK$'000*	Contribution to operating profit 2003 *HK$'000*	Consolidated total assets 2003 *HK$'000*
Corporate IT business	10,803,311	744,153	1,270,124
Consumer IT business	6,822,633	363,527	384,831
Handheld device business	1,440,328	29,017	316,471
IT service business	183,800	(61,405)	78,111
Contract manufacturing business	983,218	8,554	156,442
Amortization of goodwill	–	(7,463)	–
Losses on disposal of investments	–	(26,802)	–
Investments in jointly controlled entities	–	–	198,549
Investments in associated companies	–	–	101,613
Investment securities	–	–	73,649
Unallocated assets	–	–	4,175,806
	20,233,290	1,049,581	6,755,596

4. PROFIT FROM OPERATION

(a)

	2004 HK$'000	2003 HK$'000
Turnover	23,175,944	20,233,290
Cost of sales	(19,787,944)	(17,234,746)
Gross profit	3,388,000	2,998,544
Finance income	93,368	77,233
Gains/(losses) on disposal of investments	47,558	(26,802)
	3,528,926	3,048,975
Distribution expenses	(1,686,932)	(1,393,990)
Administrative expenses	(343,306)	(328,736)
Other operating expenses	(443,794)	(261,402)
Amortization of intangible assets	(34,999)	(15,246)
Total operating expenses *(Note (b))*	(2,509,031)	(1,999,374)
Profit from operations	1,019,895	1,049,601

(b) Analysis of total operating expenses by nature:

	2004 HK$'000	2003 HK$'000
Selling expenses	(558,124)	(379,842)
Promotional and advertising expenses	(395,905)	(425,143)
Staff costs (including directors' emoluments) *(Note 8)*	(851,476)	(688,519)
Other expenses	(668,527)	(490,624)
Amortization of intangible assets	(34,999)	(15,246)
Total operating expenses	(2,509,031)	(1,999,374)

5. PROFIT BEFORE TAXATION

	2004 HK$'000	2003 HK$'000
Profit before taxation is stated after (crediting)/charging the following:		
Auditors' remuneration	2,689	2,698
Depreciation of owned tangible fixed assets	211,161	160,304
Amortization of intangible assets	34,999	15,246
Cost of inventories sold	19,604,591	16,965,244
Rental expenses under operating leases	67,023	67,900
Research and development expenses	499,572	314,182
Loss on disposal of tangible fixed assets	2,308	3,110
Net exchange (gain)/loss	(7,379)	13,346

6. FINANCE COSTS

	2004	2003
	HK$'000	*HK$'000*
Interest payable on bank loans and overdrafts	2,365	20
Other interest	516	–
Total finance cost	2,881	20

7. TAXATION

The amount of taxation (credited)/charged to the consolidated profit and loss account represents:

	2004	2003
	HK$'000	*HK$'000*
Current taxation:		
– Taxation outside Hong Kong	14,482	23,730
– Overprovision in prior years	–	(339)
Deferred taxation relating to the origination and reversal of temporary differences	(35,048)	–
	(20,566)	23,391
Share of taxation attributable to:		
Jointly controlled entities	84	1,416
Associated companies	332	1,211
Taxation (credit)/charge	(20,150)	26,018

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	994,852	1,028,651
Calculated at a taxation rate of 17.5% (2003: 16%)	174,099	164,584
Effect of different taxation rates in other countries	(117,494)	(121,286)
Income not subject to taxation	(103,801)	(27,351)
Expenses not deductible for taxation purposes	14,240	14,762
Utilisation of previously unrecognised tax losses	–	(3,269)
Recognition of deferred taxes previously not recognised	(29,067)	–
Tax credit for capital expenditure	(1,271)	(6,526)
Overprovision in prior years	–	(339)
Net deferred tax assets not recognised	43,144	5,443
Taxation (credit)/charge	(20,150)	26,018

No provision for Hong Kong profits tax has been made in the accounts as the Company and its subsidiaries have no estimated assessable profits for the year (2003: Nil). In 2003, the Government of Hong Kong Special Administrative Region enacted a change in the profit tax rate from 16% to 17.5% for the fiscal year 2003/04.

Taxation outside Hong Kong represents tax charges on the assessable profits of subsidiaries, operating outside Hong Kong including the Chinese mainland, calculated at rates applicable in the respective jurisdictions.

Pursuant to various approval documents issued by the Chinese mainland tax authority, certain Chinese mainland subsidiaries of the Group are entitled to preferential Chinese mainland income tax treatments.

Lenovo (Beijing) Limited was entitled to preferential Chinese mainland income tax rate of 7.5% for the three years ended 31 December 2003. From 1 January 2004 onwards, it is subject to income tax rate of 10% up to 31 December 2006.

Lenovo Mobile Communication Co., Ltd., Shanghai Lenovo Electronic Co., Ltd. and Lenovo Computer System and Technology Service Co., Ltd. are exempted from Chinese mainland income tax for two years commencing 1 January 2002 and a 50% Chinese mainland tax reduction for the following three years.

Other major Chinese mainland subsidiaries of the Group in Shenzhen, Beijing and Huiyang are exempted from Chinese mainland income tax for two to three years commencing 1 January 2001 and a 50% Chinese mainland income tax reduction for the following three years.

8. STAFF COSTS

	2004 *HK$'000*	2003 *HK$'000*
Wages, salaries and bonuses	672,562	581,465
Social security costs	72,892	42,858
Pension costs *(Note (b))*	58,797	41,216
Others	125,776	89,898
	930,027	755,437

(a) Included in the above balance are staff costs of HK$851,476,000 (2003: HK$688,519,000) which are included in operating expenses (Note 4(b)).

(b) The Group contributes to respective local municipal government retirement schemes which are available to all qualified employees in Chinese mainland. Contributions to these schemes are calculated with reference to the employees' salaries, bonuses and monthly average salaries as set out by the local municipal government.

Prior to 1 December 2000, the Group provided all qualified Hong Kong employees with a defined contribution retirement scheme. Commencing 1 December 2000, the Group's Hong Kong employees are required to contribute 5% of their basic salary plus cash allowances (subject to the ceiling under the requirements set out in the Mandatory Provident Fund legislation) whereas the employer's contribution is at 7.5% and 10% respectively after completion of five and ten years of service. The Group's contributions to the scheme were reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Forfeited contributions totalling HK$812,638 (2003: HK$352,811) were utilised during the year leaving no amount available at the year end to reduce further contributions. The assets of the defined contribution scheme are held separately from those of the Group in an independently administered fund.

The retirement benefit scheme cost charged to the consolidated profit and loss account represents contributions payable by the Group to the schemes.

9. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS

(a) The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	Directors		Independent non-executive directors	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fees	–	–	540	375
Other emoluments:				
Basic salaries, allowances and benefits-in-kind	26,037	20,667	–	–
Retirement benefit costs	352	339	–	–
	26,389	21,006	540	375

Certain directors of the Company have been granted options to acquire shares of the Company.

The emoluments of the directors disclosed above do not include the benefits derived or to be derived from the options granted under the Company's share option schemes.

(b) The number of directors whose emoluments fall within the following bands is as follows:

	Directors		Independent non-executive directors	
HK$	2004	2003	2004	2003
From 0 to 1,000,000	–	–	3	3
From 2,000,001 to 2,500,000	–	1	–	–
From 2,500,001 to 3,000,000	1	–	–	–
From 4,000,001 to 4,500,000	–	1	–	–
From 4,500,001 to 5,000,000	1	–	–	–
From 5,500,001 to 6,000,000	–	1	–	–
From 6,000,001 to 6,500,000	1	–	–	–
From 8,000,001 to 8,500,000	–	1	–	–
From 12,000,001 to 12,500,000	1	–	–	–
	4	4	3	3

(c) Among the five highest paid employees, three (2003: four) are directors whose remunerations are included in the directors' emoluments above. The emoluments payable to the remaining two (2003: one) individuals during the year are as follows:

	2004	2003
	HK$'000	*HK$'000*
Basic salaries, allowances and benefits-in-kind	6,458	2,079
Retirement benefit costs	25	158
	6,483	2,237

(d) The number of employees whose emoluments fall within the following bands is as follows:

HK$	2004	2003
From 2,000,001 to 2,500,000	–	1
From 3,000,001 to 3,500,000	2	–
	2	1

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Included in the profit of HK$1,052,885,000 (2003: HK$1,017,152,000) attributable to shareholders of the Company is the profit of HK$1,001,070,000 (2003: HK$1,095,610,000), which is dealt with in the Company's own accounts.

11. DIVIDENDS

	2004 *HK$'000*	2003 *HK$'000*
Interim dividend of 2.0 HK cents per share (2003: 1.8 HK cents)	149,436	135,034
Proposed final dividend of 3.0 HK cents per share (2003: 3.0 HK cents)	224,268	224,040
Special dividend of 5.2 HK cents per share for 2003	–	388,338
	373,704	747,412

At a board meeting held on 2 June 2004, the directors recommended a final dividend of 3.0 HK cents per share. The proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 March 2005.

12. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following data:

	2004	2003
Earnings for the purposes of basic and diluted earnings per share *(HK$'000)*	1,052,885	1,017,152
Weighted average number of Shares for the purposes of basic earnings per share	7,471,766,157	7,504,340,579
Effect of potential dilutive Shares	53,541,036	9,827,387
Weighted average number of Shares for the purposes of diluted earnings per share	7,525,307,193	7,514,167,966

13. INTANGIBLE ASSETS

	Group			
	Goodwill	Patent	Marketing right	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 March 2004				
Opening net book amount	85,951	34,670	–	120,621
Additions	–	4,912	507,000	511,912
Acquisition of a subsidiary	49,452	–	–	49,452
Amortization charge	(25,274)	(9,725)	–	(34,999)
Closing net book amount	110,129	29,857	507,000	646,986
As at 31 March 2004				
Cost	142,866	47,365	507,000	697,231
Accumulated amortization	(32,737)	(17,508)	–	(50,245)
Net book amount	110,129	29,857	507,000	646,986
As at 31 March 2003				
Cost	93,414	42,453	–	135,867
Accumulated amortization	(7,463)	(7,783)	–	(15,246)
Net book amount	85,951	34,670	–	120,621

14. TANGIBLE FIXED ASSETS

	Group						
	Land use rights, leasehold land and buildings (Note (a))	Leasehold improvements	Plant and machinery	Furniture and fixtures	Office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Costs							
At 1 April 2003	469,557	138,065	90,676	17,109	474,120	24,824	1,214,351
Exchange adjustment	–	–	–	466	218	199	883
Additions	–	8,369	10,590	4,256	71,203	1,800	96,218
Acquisition of subsidiaries	–	3,513	61,990	225	18,330	330	84,388
Transfer from construction-in-progress	80,669	44,611	16,989	–	39,627	–	181,896
Disposals	–	(1,954)	(4,849)	(981)	(21,710)	(1,521)	(31,015)
At 31 March 2004	550,226	192,604	175,396	21,075	581,788	25,632	1,546,721
Accumulated depreciation							
At 1 April 2003	68,397	41,152	29,868	8,445	205,971	14,542	368,375
Exchange adjustment	–	–	–	339	152	70	561
Charge for the year	20,252	43,588	21,318	4,404	118,799	2,800	211,161
Disposals	–	(1,750)	(2,459)	(603)	(14,675)	(1,161)	(20,648)
At 31 March 2004	88,649	82,990	48,727	12,585	310,247	16,251	559,449
Net book value							
At 31 March 2004	461,577	109,614	126,669	8,490	271,541	9,381	987,272
At 31 March 2003	401,160	96,913	60,808	8,664	268,149	10,282	845,976

	Company				
	Leasehold improvements	Furniture and fixtures	Office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Costs					
At 1 April 2003	2,325	658	39,778	1,562	44,323
Additions	27	23	5,017	1,280	6,347
Disposals	–	–	(38)	–	(38)
At 31 March 2004	2,352	681	44,757	2,842	50,632
Accumulated depreciation					
At 1 April 2003	319	315	2,403	286	3,323
Charge for the year	832	150	13,837	404	15,223
Disposals	–	–	(29)	–	(29)
At 31 March 2004	1,151	465	16,211	690	18,517
Net book value					
At 31 March 2004	1,201	216	28,546	2,152	32,115
At 31 March 2003	2,006	343	37,375	1,276	41,000

(a) The net book value of land use rights, leasehold land and buildings comprises:

	Group					
	2004			2003		
	Hong Kong	Chinese mainland	Total	Hong Kong	Chinese mainland	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Medium leases (less than 50 years but not less than 10 years)	–	461,577	461,577	–	401,160	401,160

15. CONSTRUCTION-IN-PROGRESS

Construction-in-progress comprises:

	Group					
	Buildings under development		Others		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At the beginning of the year	130,107	24,453	44,031	19,413	174,138	43,866
Additions	180,611	123,226	87,524	45,774	268,135	169,000
Transfer to tangible fixed assets	(109,720)	(17,572)	(72,176)	(21,156)	(181,896)	(38,728)
At the end of the year	200,998	130,107	59,379	44,031	260,377	174,138

No interest expenses were capitalised in construction-in-progress at the balance sheet date.

16. SUBSIDIARIES

(a) Investments in subsidiaries

	Company 2004	Company 2003
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,327,875	2,327,875

The following includes the principal subsidiaries of the Company which were directly and indirectly held by the Company and, in the opinion of the directors, significant to the results of the year or form a substantial portion of the net assets of the Group. The directors consider that giving details of other subsidiaries would result in particulars of excessive length.

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective percentage holding 2004	Effective percentage holding 2003	Principal activities
Held directly:					
Lenovo (Beijing) Limited*	Chinese mainland	HK$78,000,000	100%	100%	Manufacturing and distribution of IT products and provision of IT services
Lenovo (Shanghai) Co., Ltd.*	Chinese mainland	HK$10,000,000	100%	100%	Distribution of IT products and provision of IT services
Held indirectly:					
Beijing Lenovo Software Limited*	Chinese mainland	HK$5,000,000	100%	100%	Provision of IT services and distribution of IT products
Han Consulting (China) Limited*	Chinese mainland	US$6,000,000	51%	51%	Provision of IT services and distribution of IT products
Huiyang Lenovo Industry Property Limited*	Chinese mainland	US$2,045,500	100%	100%	Property holding and property management
Lenovo AI Computer Technology Co., Ltd.*	Chinese mainland	RMB10,000,000	70%	70%	Provision of IT services
Lenovo (Chengdu) Limited*	Chinese mainland	RMB12,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo Chinaweal System & Service Co., Ltd.*	Chinese mainland	US$6,024,000	95.1%	95.1%	Provision of IT services and distribution of IT products

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective percentage holding 2004	2003	Principal activities
Lenovo Computer Limited	Hong Kong	HK$2	100%	100%	Procurement agent and distribution of IT products
Lenovo Computer System and Technology Service Co., Ltd.*	Chinese mainland	RMB50,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo (Huiyang) Electronic Industrial Co., Ltd.*	Chinese mainland	HK$16,000,000	100%	100%	Manufacturing of IT products
Lenovo Industrial Development Co., (Daya Bay) Ltd.*	Chinese mainland	US$10,000,000	100%	100%	Property holding and property management
Lenovo Mobile Communication Co., Ltd.*	Chinese mainland	RMB187,500,000	80.8%	80.8%	Manufacturing and distribution of mobile handsets
Lenovo Networks (Shenzhen) Limited*	Chinese mainland	HK$20,000,000	80%	–	Provision of IT services
Lenovo (Shenyang) Limited*	Chinese mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo (Shenzhen) Electronic Co., Ltd.*	Chinese mainland	RMB10,000,000	100%	100%	Distribution of IT products
Lenovo (Wuhan) Limited*	Chinese mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
Lenovo (Xian) Limited*	Chinese mainland	RMB10,000,000	100%	100%	Provision of IT services and distribution of IT products
Shanghai Lenovo Electronic Co., Ltd.*	Chinese mainland	RMB20,000,000	100%	100%	Manufacturing of IT products
QDI Europe B.V.	The Netherlands	EUR18,151	50%	100%	Distribution of IT products
QDI Technology (HK) Limited	Hong Kong	HK$2	50%	–	Procurement agent and distribution of IT products
QDI Technology (Huizhou) Limited*	Chinese mainland	HK$50,000,000	50%	50%	Manufacturing of IT products
QDI Technology (Shenzhen) Limited*	Chinese mainland	HK$8,300,000	50%	–	Distribution of IT products

Company name	Place of incorporation/ establishment	Issued and fully paid up capital	Effective percentage holding 2004	2003	Principal activities
Quantum Designs (H.K.) Limited	Hong Kong	HK$2 ordinary and HK$1,000,000 non-voting deferred	100%	100%	Procurement agent and distribution of IT products
Sunny Information Technology Service (Beijing) Co., Ltd.*	Chinese mainland	RMB20,000,000	100%	100%	Provision of repair services for computer hardware and software systems

Notes:

(i) All of the above subsidiaries operate principally in their respective places of incorporation or establishment.

(ii) All the Chinese mainland subsidiaries are limited liability companies. They have adopted 31 December as their financial year end date for statutory reporting purposes. For preparation of the consolidated accounts, accounts of these subsidiaries for the 12 months ended 31 March 2003 and 2004 have been used.

(iii) The company whose English name with a "*" is a direct transliteration of its Chinese registered name.

(b) Amounts due from/(to) subsidiaries

The amounts are interest-free, unsecured and have no fixed terms of repayment.

17. INVESTMENT IN A JOINTLY CONTROLLED ENTITY

	Group 2004 *HK$'000*	2003 *HK$'000*
Share of net assets	124,124	198,549
Amount due to a jointly controlled entity (Note)	(108,471)	–
	15,653	198,549

Note: The amount due to a jointly controlled entity is interest-free, unsecured and have no fixed terms of repayment.

The details of the jointly controlled entity at 31 March 2004 are as follows:

Company name	Place of incorporation/ establishment	Interest held indirectly 2004	2003	Principal activity
Leby Technology Company Limited	British Virgin Islands	50%	50%	Dormant

18. INVESTMENTS IN ASSOCIATED COMPANIES

	Group 2004 HK$'000	Group 2003 HK$'000
Share of net assets	110,882	99,813
Unsecured loan repayable on demand *(Note)*	1,800	1,800
	112,682	101,613

Note: The loan to an associated company is interest-free.

The following is a list of the principal associated companies at 31 March 2004:

Company name	Place of incorporation/ establishment	Interest held indirectly 2004	Interest held indirectly 2003	Principal activities
Beijing CA – Legend Software Co., Ltd.*	Chinese mainland	20%	20%	Software development
Legend Kingsoft Holdings Limited	British Virgin Islands	30%	30%	Distribution and development of software
Techwise Circuits Company Limited	Hong Kong	30.5%	30.5%	Manufacturing and distribution of printed circuit boards

Notes:

(i) The associated companies operate principally in their respective places of incorporation or establishment, except for Legend Kingsoft Holdings Limited which operates principally in the PRC.

(ii) The company whose English name with a "*" is a direct transliteration of its Chinese registered name.

19. INVESTMENT SECURITIES

	Group 2004 HK$'000	Group 2003 HK$'000	Company 2004 HK$'000	Company 2003 HK$'000
Equity securities, at fair value				
Listed in Hong Kong	12,239	52,172	–	37,890
Listed outside Hong Kong	48,716	2,257	–	–
	60,955	54,429	–	37,890
Unlisted	15,027	19,220	–	–
	75,982	73,649	–	37,890

20. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the rates applicable in the respective jurisdictions.

The movement on the deferred assets/(liabilities) account is as follows:

	Group 2004	Group 2003
	HK$'000	*HK$'000*
At the beginning of the year	(330)	(330)
Deferred taxation credited to consolidated profit and loss account *(Note 7)*	35,048	–
At the end of the year	34,718	(330)

Deferred income tax assets are recognised for tax losses carry forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$140,356,107 (2003: HK$5,229,967) to carry forward against future taxable income. These tax losses will expire up to fiscal year 2008/09.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax assets

	Provisions		Tax depreciation allowance		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At the beginning of the year	–	–	–	–	–	–
Credited to consolidated profit and loss account	34,171	–	547	–	34,718	–
At the end of the year	34,171	–	547	–	34,718	–

Deferred tax liabilities

	Tax depreciation allowance		Total	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At the beginning of the year	330	330	330	330
Credited to consolidated profit and loss account	(330)	–	(330)	–
At the end of the year	–	330	–	330

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2004 *HK$'000*	2003 *HK$'000*
Deferred tax assets	34,718	–
Deferred tax liabilities	–	(330)
	34,718	(330)

21. INVENTORIES

	Group 2004 *HK$'000*	 2003 *HK$'000*
Raw materials	896,177	873,090
Work-in-progress	13,369	26,975
Finished goods	483,472	368,986
	1,393,018	1,269,051

At 31 March 2004, the carrying amount of inventories that are carried at net realisable value amounted to HK$136,066,000 (2003: HK$79,785,000).

22. ACCOUNTS RECEIVABLE

(a) Trade receivables

At 31 March 2004, the ageing analysis of the trade receivables was as follows:

	Group 2004 *HK$'000*	 2003 *HK$'000*
0-30 days	944,212	490,851
31-60 days	84,481	27,213
61-90 days	20,862	10,680
Over 90 days	181,389	24,772
	1,230,944	553,516

Customers for trading business are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

(b) Notes receivable are bills of exchange mainly with maturity dates of within six months.

23. CASH AND CASH EQUIVALENTS – GROUP

Included in the cash and cash equivalents of the Group are Renminbi cash and cash equivalents in the Chinese mainland of approximately HK$1,335,636,000 (2003: HK$802,124,000).

24. ACCOUNTS PAYABLE

(a) Trade payables

At 31 March 2004, the ageing analysis of the trade payables was as follows:

	Group 2004	Group 2003
	HK$'000	*HK$'000*
0-30 days	1,791,869	1,339,852
31-60 days	210,993	149,535
61-90 days	27,554	20,870
Over 90 days	124,641	78,375
	2,155,057	1,588,632

(b) Notes payable are mainly repayable within three months.

25. LONG-TERM LIABILITIES

	Group 2004	Group 2003
	HK$'000	*HK$'000*
Loan from a minority shareholder of a subsidiary *(Note (a))*	75,000	–
Amount payable for marketing right *(Note (b))*	507,000	–
Current portion payable within one year	(55,453)	–
	451,547	–
	526,547	–

Notes:

(a) The loan from a minority shareholder of a subsidiary is unsecured and not repayable within next 12 months. Included in the balance is an amount of HK$52,879,000 which is bearing interest at the rate of LIBOR + 1.5% per annum. The remaining balance of HK$22,121,000 is interest free.

(b) On 5 February 2004, the Group has entered into an agreement with the International Olympic Committee and the United States Olympic Committee regarding participation in The Olympic Partner Programme. Pursuant to which, the Group will pay a total amount of US$65,000,000 (equivalent to approximately HK$507,000,000) in cash and value in kind to obtain marketing rights which include the use of Olympic intellectual property rights and exclusive worldwide marketing opportunities in its products, technology and service categories from 1 January 2005 to 31 December 2008. The amount is payable in installments up to 10 November 2008.

26. SHARE CAPITAL

	2004 Number of Shares	2004 HK$'000	2003 Number of Shares	2003 HK$'000
Authorized:				
At the beginning and the end of the year	20,000,000,000	500,000	20,000,000,000	500,000
Issued and fully paid:				
At the beginning of the year	7,477,364,108	186,934	7,508,038,108	187,701
Exercise of share options *(Note 27)*	10,580,000	265	656,000	16
Repurchase of Shares *(Note)*	(12,350,000)	(309)	(31,330,000)	(783)
At the end of the year	7,475,594,108	186,890	7,477,364,108	186,934

Note: During the year, the Company repurchased 12,350,000 Shares of HK$0.025 each on the Stock Exchange of Hong Kong at an aggregate consideration of HK$28,394,000.

27. SHARE OPTIONS

Under the Company's employee share option scheme adopted on 18 January 1994 ("Old Option Scheme"), the Company granted options to employees (including directors) of the Company or its subsidiaries to subscribe for Shares in the Company, subject to a maximum of 10% of the issued share capital of the Company from time to time. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option Shares is the higher of the nominal value of the Shares and an amount which is 80% of the average of the closing prices of the Shares on the five trading days immediately preceding the date on which the offer is made. The Old Option Scheme was terminated on 26 April 2002. Despite the fact that no further options may be granted thereunder, all other provisions of the Old Option Scheme will remain in force to govern the exercise of all the options previously granted.

On 25 March 2002, an ordinary resolution approving the adoption of a new share option scheme ("New Option Scheme") was passed by shareholders at an extraordinary general meeting of the Company.

Under the New Option Scheme, the Company may grant options to qualified participants as defined in the Directors' Report to subscribe for Shares in the Company, subject to a maximum of 10% of the issued share capital of the Company as at the date of adoption of the New Option Scheme. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option Shares is the highest of the closing price of the Shares on the date of grant; the average of the closing prices of the Shares for the five trading days immediately preceding the date of grant; and the nominal value of the Shares.

	2004 Number of Shares	2003 Number of Shares
At the beginning of the year	345,142,000	292,992,000
Granted during the year *(Note (a))*	136,572,000	52,806,000
Exercised during the year *(Note (b))*	(10,580,000)	(656,000)
Lapsed during the year *(Note (c))*	(1,656,000)	–
At the end of the year *(Note (d))*	469,478,000	345,142,000

(a) Share options granted during the year:

Exercise period	Exercise price *HK$*	2004 *Number of Shares*	2003 *Number of Shares*
New Option Scheme			
10.10.2002 to 09.10.2012	2.435	–	52,806,000
26.04.2003 to 25.04.2013	2.245	136,572,000	–
		136,572,000	52,806,000

(b) Details of share options exercised during the year are as follows:

(i) **Year 2004**

Exercise date	Exercise price *HK$*	Market value per share at exercise date *HK$*	Number of Shares	Proceeds received *HK$*
28.08.2003	2.876	3.08	20,000	57,520
10.09.2003 to 24.09.2003	2.876	3.15-3.43	1,676,000	4,820,176
02.10.2003 to 21.10.2003	2.876	3.05-3.80	342,000	983,592
03.11.2003 to 25.11.2003	2.876	3.13-3.18	520,000	1,495,520
01.12.2003 to 25.12.2003	2.876	3.15-3.40	2,666,000	7,667,416
02.01.2004 to 16.01.2004	2.876	3.40-3.70	1,640,000	4,716,640
19.02.2004 to 21.02.2004	2.876	3.35-3.43	66,000	189,816
23.07.2003 to 31.07.2003	2.245	2.88-3.05	46,000	103,270
11.08.2003 to 18.08.2003	2.245	3.00-3.23	46,000	103,270
23.09.2003	2.245	3.23	66,000	148,170
17.10.2003	2.245	3.45	110,000	246,950
08.12.2003 to 17.12.2003	2.245	3.18-3.40	122,000	273,890
08.01.2004	2.245	3.63	6,000	13,470
01.03.2004 to 09.03.2004	2.245	3.20-3.28	34,000	76,330
17.06.2003 to 25.06.2003	2.435	2.60-2.86	16,000	38,960
08.07.2003 to 31.07.2003	2.435	2.88-3.05	122,000	297,070
06.08.2003 to 23.08.2003	2.435	2.88-3.03	68,000	165,580
10.09.2003 to 24.09.2003	2.435	3.14-3.43	588,000	1,431,780
02.10.2003 to 24.10.2003	2.435	3.05-3.73	664,000	1,616,840
03.11.2003 to 24.11.2003	2.435	3.10-3.75	282,000	686,670
01.12.2003 to 26.12.2003	2.435	3.18-3.40	348,000	847,380
02.01.2004 to 15.01.2004	2.435	3.48-3.70	384,000	935,040
02.02.2004 to 24.02.2004	2.435	3.25-3.75	698,000	1,699,630
01.03.2004 to 09.03.2004	2.435	3.20-3.30	50,000	121,750
			10,580,000	28,736,730

(ii) **Year 2003**

Exercise date	**Exercise price** *HK$*	**Market value per share at exercise date** *HK$*	**Number of Shares**	**Proceeds received** *HK$*
02.04.2002	2.876	3.33	88,000	253,088
08.05.2002	2.876	3.35	270,000	776,520
10.06.2002	2.876	3.20	298,000	857,048
			656,000	1,886,656

(c) Details of share options lapsed during the year were as follows:

Exercise period	**Exercise price** *HK$*	**2004** *Number of Shares*	**2003** *Number of Shares*
New Option Scheme			
10.10.2002 to 09.10.2012	2.435	1,656,000	–

(d) Details of share options at the balance sheet date were as follows:

Exercise period	**Exercise price** *HK$*	**2004** *Number of Shares*	**2003** *Number of Shares*
Old Option Scheme			
28.01.2000 to 27.01.2010	4.038	7,712,000	7,712,000
15.01.2001 to 14.01.2011	4.312	127,162,000	127,162,000
16.04.2001 to 15.04.2011	4.072	35,550,000	35,550,000
29.08.2001 to 28.08.2011	2.904	832,000	832,000
31.08.2001 to 30.08.2011	2.876	114,150,000	121,080,000
		285,406,000	292,336,000
New Option Scheme			
10.10.2002 to 09.10.2012	2.435	47,930,000	52,806,000
26.04.2003 to 25.04.2013	2.245	136,142,000	–
		184,072,000	52,806,000

28. SHARE CAPITAL AND RESERVES

	Group							
	Share capital HK$'000	Share premium HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	–	–	–	–	20,144	–	–	20,144
Exchange differences	–	–	–	270	–	–	–	270
Reserves realized upon disposal of investment securities	–	–	–	–	(11,624)	–	–	(11,624)
Profit for the year	–	–	–	–	–	–	1,052,885	1,052,885
Exercise of share options	265	28,471	–	–	–	–	–	28,736
Repurchase of Shares	(309)	–	–	–	–	309	(28,394)	(28,394)
Dividends paid	–	–	–	–	–	–	(761,814)	(761,814)
As at 31 March 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Representing:								
2004 final dividend proposed							224,268	
Others							(714,334)	
Accumulated losses as at 31 March 2004							(490,066)	
Company and subsidiaries	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(549,378)	4,429,412
Jointly controlled entities	–	–	–	–	–	–	7,236	7,236
Associated companies	–	–	–	–	–	–	52,076	52,076
As at 31 March 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724

	Group							
	Share capital HK$'000	Share premium HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 April 2002	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
Deficit in fair market value of investment securities	–	–	–	–	(20,891)	–	–	(20,891)
Exchange differences	–	–	–	156	–	–	–	156
Reserves realized upon disposal of investment securities	–	–	–	–	(7,120)	–	–	(7,120)
Goodwill written off arising from disposal of subsidiaries	–	–	(22)	–	–	–	–	(22)
Profit for the year	–	–	–	–	–	–	1,017,152	1,017,152
Exercise of share options	16	1,871	–	–	–	–	–	1,887
Repurchase of Shares	(783)	–	–	–	–	783	(79,399)	(79,399)
Dividends paid	–	–	–	–	–	–	(405,276)	(405,276)
As at 31 March 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Representing:								
2003 final dividend proposed							224,040	
2003 special dividend proposed							388,337	
Others							(1,365,120)	
Accumulated losses as at 31 March 2003							(752,743)	
Company and subsidiaries	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(719,921)	4,221,343
Jointly controlled entities	–	–	–	–	–	–	(27,704)	(27,704)
Associated companies	–	–	–	–	–	–	(5,118)	(5,118)
As at 31 March 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521

	Company					
	Share capital	Share premium	Investment revaluation reserve	Share redemption reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 1 April 2003	186,934	4,734,055	(2,183)	2,589	1,474,240	6,395,635
Reserves realised upon disposal of investment securities	–	–	2,183	–	–	2,183
Profit for the year	–	–	–	–	1,001,070	1,001,070
Exercise of share options	265	28,471	–	–	–	28,736
Repurchase of Shares	(309)	–	–	309	(28,394)	(28,394)
Dividends paid	–	–	–	–	(761,814)	(761,814)
As at 31 March 2004	186,890	4,762,526	–	2,898	1,685,102	6,637,416
Representing:						
2004 final dividend proposed					224,268	
Others					1,460,834	
Retained earnings as at 31 March 2004					1,685,102	
As at 1 April 2002	187,701	4,732,184	–	1,806	863,305	5,784,996
Deficit in fair market value of investment securities	–	–	(2,183)	–	–	(2,183)
Profit for the year	–	–	–	–	1,095,610	1,095,610
Exercise of share options	16	1,871	–	–	–	1,887
Repurchase of Shares	(783)	–	–	783	(79,399)	(79,399)
Dividends paid	–	–	–	–	(405,276)	(405,276)
As at 31 March 2003	186,934	4,734,055	(2,183)	2,589	1,474,240	6,395,635
Representing:						
2003 final dividend proposed					224,040	
2003 special dividend proposed					388,337	
Others					861,863	
Retained earnings as at 31 March 2003					1,474,240	

29. RELATED PARTY TRANSACTIONS

Saved as disclosed elsewhere[2] in this set of accounts, the Group had the following material related party transactions in the normal course of business during the year:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Beijing Legend FM Science and Technology Company Limited (a subsidiary of the ultimate holding company):		
Account access fees	–	43,879
Digital China and its subsidiaries (associated companies of the ultimate holding company):		
Rental and management fee	740	2,163
Purchase of goods	27,992	5,414
Sales of goods	–	1,132
Leby Technology Company Limited (a jointly controlled entity):		
Purchase of computers products	178,907	134,262
Manufacturing fee	–	58,284
Sale of computer products	5,149	31,094
Lenovo (Beijing) Technology Co., Ltd. (a former jointly controlled entity):		
Technical consultancy fees	–	2,260
QDI Technology (Huizhou) Limited (a subsidiary of a former jointly controlled entity):		
Rental and management fee	3,126	8,239
Ramaxel Technology Limited (a holding company of a minority shareholder of a subsidiary):		
Purchase of goods	180,541	–
Sale of goods	215,333	–
Right Lane Limited (a substantial shareholder):		
Rental and management fee	960	960
Shenzhen Legend Science Park Company Limited (a subsidiary of the ultimate holding company):		
Rental expenses	10,373	14,822
Shenzhen Zhiqin International Freight Forwarding Co., Ltd. (an associated company of the ultimate holding company):		
Logistic services fee	1,064	–
Techwise Circuits Company Limited and its subsidiaries (associated companies):		
Purchase of goods	34,800	51,232
Rental and management fee	10,836	21,903
Xiamen Overseas Chinese Electronics Co., Ltd. (a minority shareholder of a subsidiary):		
Rental expenses	1,144	1,144
Purchase of goods	701	32,368

The directors are of the opinion that the above transactions were conducted on normal commercial terms in the ordinary course of business.

[2] *Related party transactions for the financial years ended 31 March 2003 and 2004 are also disclosed in the Directors' Report for the year ended 31 March 2004, an extract of which is set out at pages 91 to 95 of this circular.*

30. BANKING FACILITIES

At 31 March 2004, total banking facilities granted to the Group amounted to approximately HK$3,783,000,000 which were secured by one or more of the following:

(a) Cross guarantees provided by certain subsidiaries; and

(b) Guarantees provided by the Company.

At 31 March 2004, the amount of facilities utilised by the Group amounted to approximately HK$1,139,000,000 (2003: HK$460,000,000).

31. COMMITMENTS

(a) Capital commitments

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Contracted but not provided for property, plant and equipment	58,911	120,156

(b) Commitments under operating leases

At 31 March 2004, the Group had future aggregate minimum lease payments in respect of land and buildings under non-cancellable operating leases as follows:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Not later than one year	36,377	58,255
Later than one year but not later than five years	75,262	78,281
Later than five years	43,146	52,058
	154,785	188,594

(c) Other commitments

(i) On 17 December 2002, two subsidiaries of the Company, China Weal Technology Holding Limited ("CWT") and the shareholders of CWT entered into an agreement in which the Company's subsidiaries have committed to acquire certain business and assets from CWT and its subsidiaries (the "CWT Group"). The business and assets acquired were injected into a newly incorporated Chinese mainland subsidiary of the Company.

Pursuant to the agreement, the Group is required to pay an initial consideration of approximately HK$61,000,000 and an additional consideration which is dependent on, among other things, proper completion of certain recognisation procedures, and the operating results of the above-mentioned new subsidiary of the Company up to 31 March 2008. The maximum amount of additional consideration, if required, of approximately HK$156,000,000 will be settled in phases before 31 October 2008.

(ii) As at 31 March 2004, the Group had outstanding foreign currency forward contracts and options amounted to approximately HK$468,000,000 (2003: HK$46,000,000).

32. CONTINGENT LIABILITIES

(a) The Company has executed guarantees with respect to banking facilities made available to its subsidiaries. As at 31 March 2004, such facilities granted and utilised amounted to approximately HK$2,381,000,000 and HK$552,000,000 respectively (2003: HK$2,620,000,000 and HK$460,000,000).

(b) The Company has issued letters of guarantee to the suppliers and vendors of its subsidiaries. As at 31 March 2004, the guarantee granted and utilised amounted to approximately HK$1,031,160,000 and HK$626,000,000 respectively (2003: HK$941,460,000 and HK$570,000,000).

33. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATIONS

	2004 *HK$'000*	2003 *HK$'000*
Profit before taxation	994,852	1,028,651
Share of profits of associated companies	(16,891)	(13,826)
Share of losses of jointly controlled entities	39,053	34,756
Finance income	(93,368)	(77,233)
Finance costs	2,881	20
Depreciation of tangible fixed assets	211,161	160,304
Amortization of intangible assets	34,999	15,246
Loss on disposal of tangible fixed assets	2,308	3,110
(Gains)/losses on disposal of investments	(47,558)	26,802
Operating profit before working capital changes	1,127,437	1,177,830
Increase in inventories	(117,942)	(411,997)
Decrease in amounts due from jointly controlled entities	–	194,132
Increase in trade receivables, notes receivable, deposits, prepayments and other receivables	(858,109)	(287,263)
Increase in trade payables, notes payable, accruals and other payables	597,607	477,373
Net cash inflow from operations	748,993	1,150,075

34. ANALYSIS OF CHANGES IN FINANCING

	2004			2003		
	Share capital (including premium) *HK$'000*	Minority interests *HK$'000*	Loan from a minority shareholder of a subsidiary *HK$'000*	Share capital (including premium) *HK$'000*	Minority interests *HK$'000*	Loan from a minority shareholder of a subsidiary *HK$'000*
Balance at the beginning of the year	4,920,989	59,741	–	4,919,885	7,050	–
Minority interests' share of losses	–	(37,883)	–	–	(14,519)	–
Increase in loan from a minority shareholder	–	–	75,000	–	–	–
Acquisition of subsidiaries	–	462	–	–	67,210	–
Issue of new Shares	28,736	11,604	–	1,887	–	–
Consideration for the repurchase of Shares	(28,394)	–	–	(79,399)	–	–
Repurchase of Shares	28,085	–	–	78,616	–	–
Dividend paid to minority shareholders	–	(4,594)	–	–	–	–
Balance at the end of the year	4,949,416	29,330	75,000	4,920,989	59,741	–

35. ACQUISITION OF SUBSIDIARIES

	2004	2003
	HK$'000	*HK$'000*
Net assets acquired:		
Tangible fixed assets	84,388	27,027
Inventories	6,025	1,535
Investments	–	3,649
Accounts and notes receivable	29,476	7,788
Deposits, prepayments and other receivables	1,517	25,730
Cash and cash equivalents	56,749	204,788
Accounts payable	(12,202)	(789)
Accruals and other payables	(19,884)	(20,538)
Minority interest	(462)	(67,210)
	145,607	181,980
Goodwill arising from acquisition	49,452	38,801
	195,059	220,781
Satisfied by:		
Cash and cash equivalents	51,300	199,941
Amount payable to a jointly controlled entity	108,471	20,840
Investment in a jointly controlled entity	35,288	–
	195,059	220,781

36. ANALYSIS OF THE NET INFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE ACQUISITION OF SUBSIDIARIES

	2004	2003
	HK$'000	*HK$'000*
Cash consideration	(51,300)	(199,941)
Cash and cash equivalents acquired	56,749	204,788
Net inflow of cash and cash equivalents in respect of acquisition of subsidiaries	5,449	4,847

37. ULTIMATE HOLDING COMPANY

The directors regard Legend Holdings Limited, a company established in the Chinese mainland, as being the ultimate holding company.

38. APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 2 June 2004.

EXTRACT OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31 MARCH 2004 REPRODUCED FROM THE ANNUAL REPORT OF THE COMPANY FOR THE YEAR ENDED 31 MARCH 2004

Further to Note 29 of the audited financial information of the Lenovo Group for the year ended 31 March 2004, this text is extracted from the Directors' Report set out on pages 43 to 45 in the annual report of the Company for the year ended 31 March 2004.

For the year ended 31 March 2004, the following transactions constitute connected transactions of the Company and require disclosure in the annual report pursuant to Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the "Listing Rules") in force prior to 31 March 2004.

1. Pursuant to a tenancy agreement dated 16 January 2002, a subsidiary of the Company has leased from Shenzhen Legend Science Park Company Limited, a subsidiary of the Company's controlling shareholder, certain office premises and car parking spaces situated at Legend Research and Development Building, Hi-Tech Industrial Park, Shenzhen, China. The tenancy is for a term of 46 months expiring on 15 November 2005. The rental was determined based on confirmation of an independent firm of professional property valuers of their assessment of its market rental when the tenancy agreement was entered into. For the year ended 31 March 2004, such rental expenses amounted to HK$10,373,000.

2. Subsequent to the spin off of Digital China Holdings Limited ("DCHL") and its subsidiaries (collectively, "DCHL Group") from the Group for separate listing in June 2001, DCHL became an associate of the Company's controlling shareholder. DCHL is deemed as a connected person in relation to the Company for the purpose of the Listing Rules.

    (a) Pursuant to a tenancy agreement dated 27 March 2000 between a subsidiary of the Company and a subsidiary of DCHL, the Group has sub-leased to DCHL Group certain office space situated at Lian Xiang Building, Southeastern Corner of 1 Tai Yi Road, Belin District, Xian, China. The tenancy is for a term of 5 years commencing from 1 October 1999. The rental was agreed upon based on the market value for premises of similar type as certified by an independent firm of professional property valuers when the tenancy agreement was entered into. For the year ended 31 March 2004, such rental fee amounted to HK$740,000.

    (b) The Group purchased information technology products from DCHL Group. For the year ended 31 March 2004, such purchases amounted to HK$27,992,000.

    (c) The Group sold Legend/lenovo brand computers and related products to DCHL Group on an irregular basis. For the year ended 31 March 2004, no such sales were made.

The transactions stated in paragraphs 2(b) and 2(c) above have been granted a waiver from the Stock Exchange of Hong Kong and reviewed by independent non-executive directors of the Company who have confirmed that these transactions (where appropriate) were:

(i) conducted in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(iii) entered into in accordance with the terms of the agreements governing such transactions or on terms no less favourable than terms available to or from independent third parties;

(iv) in respect of transaction stated in paragraph 2(b) above, not excessive of the higher of 1% of the audited consolidated turnover of the Group or HK$46.3 million, in the financial year; and

(v) in respect of transaction stated in paragraph 2(c) above, not excessive of the higher of 1% of the audited consolidated turnover of the Group or HK$14.2 million, in the financial year.

The Company has received from the auditors a letter stating that the connected transactions stated in paragraph 2(b) above:

(i) have been approved by the board of directors of the Company;

(ii) were conducted in accordance with the pricing policy of the Company;

(iii) were entered into in accordance with the terms of relevant agreements or on terms no less favourable than terms available to or from independent third parties; and

(iv) have not exceeded the cap.

The Company has entered into master agreements with DCHL to govern such continuing connected transactions for a term of three years ending on 31 March 2007. Details have been disclosed in the announcement of the Company dated 2 June 2004.

3. Subsequent to the setting up of Lenovo Mobile Communication Co. Ltd. (formerly Legend Mobile Communication Co. Ltd., the "JV"), a joint venture company between a wholly-owned subsidiary of the Company and Xiamen Overseas Chinese Electronic Co., Ltd. ("Xoceco"), Xoceco being a substantial shareholder of the JV became a connected person in relation to the Company for the purpose of the Listing Rules.

   (a) Pursuant to a tenancy agreement dated 19 June 2002 between the JV and Xoceco, the JV has leased from Xoceco certain factory and office space situated at Xiamen Overseas Chinese Electronics Science Park, Huoju High Technology Development Zone, Xiamen, China for the period of 5 years expiring on 5 April 2007. The rental was determined with reference to the prevailing market rents when the tenancy agreement was entered into. For the year ended 31 March 2004, such rental expenses amounted to HK$1,144,000.

   (b) The JV made purchases from Xoceco and/or its associates such as raw materials, semi-finished products, moulds and module for production and business operations of mobile handsets. For the year ended 31 March 2004, such purchases amounted to HK$701,000.

   The transactions stated in paragraph 3(b) above have been granted a waiver from the Stock Exchange of Hong Kong and reviewed by independent non-executive directors of the Company who have confirmed that these transactions were:

   (i) entered into in the ordinary and usual course of the Group's business;

   (ii) conducted either on normal commercial terms or on terms no less favourable than terms available to or from independent third parties;

   (iii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

   (iv) not excessive of RMB38 million.

4. Pursuant to a Services Agreement dated 27 October 2003 between Lenovo (Beijing) Limited (formerly, Legend (Beijing) Limited), a subsidiary of the Company, and Shenzhen Zhiqin International Freight Forwarding Co., Ltd, an associate of the Company's controlling shareholder, Shenzhen Zhiqin International Freight Forwarding Co., Ltd together with its group companies would provide logistics services to the Group for a term of two years commencing from 27 October 2003. For the year ended 31 March 2004, such service charges amounted to HK$1,064,000.

   These transactions have been granted a waiver from the Stock Exchange of Hong Kong and reviewed by independent non-executive directors of the Company who have confirmed that these transactions were:

   (i) in the financial year, not excessive of the higher of HK$10 million or 3% of the consolidated net tangible assets of the Company;

(ii) entered into in the ordinary and usual course of the Group's business;

(iii) conducted either on normal commercial terms or on terms no less favourable than terms available to or from independent third parties or on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) entered into in accordance with the terms of the relevant agreements.

The Company has received from the auditors a letter stating that the above connected transactions:

(i) have been approved by the board of directors of the Company;

(ii) were entered into in the ordinary and usual course of the Group's business;

(iii) were conducted on normal commercial terms or on terms no less favourable than terms available to or from independent third parties or on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) have not exceeded the cap.

5. Subsequent to the disposal of 50% equity interest in QDI Holdings Limited to Swift Glory Limited pursuant to a sale and purchase agreement dated 1 November 2003, QDI Holdings Limited became a 50%-owned subsidiary of the Company. As a result, the following transactions entered into by the Group after completion of the disposal would be regarded as connected transactions:

(a) purchase of information technology products from Ramaxel Technology Limited ("Type 1 Purchase Arrangement"), which amounted to HK$180,541,000;

(b) sale of information technology products to Ramaxel Technology Limited ("Type 1 Sales Arrangement"), which amounted to HK$215,333,000;

(c) purchase of information technology products from QDI Holdings Limited and its subsidiaries ("Type 2 Purchase Arrangement"), which amounted to HK$72,164,000; and

(d) sale of information technology products to QDI Holdings Limited and its subsidiaries ("Type 2 Sales Arrangement"), which amounted to HK$29,587,000.

These transactions have been granted a waiver from the Stock Exchange of Hong Kong and reviewed by independent non-executive directors of the Company who have confirmed that these transactions were:

(i) entered into in the ordinary and usual course of the Group's business;

(ii) conducted either on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(iii) entered into in accordance with the terms of the relevant agreements or on terms no less favourable than terms available to or from independent third parties;

(iv) in respect of the Type 1 Purchase Arrangement, not excessive of the cap amount of 5% of the audited consolidated turnover of the Group or HK$1,300 million in the financial year, whichever is higher;

(v) in respect of the Type 1 Sales Arrangement, not excessive of the cap amount of 5% of the audited consolidated turnover of the Group or HK$1,300 million in the financial year, whichever is higher;

(vi) in respect of the Type 2 Purchase Arrangement, not excessive of the cap amount of 4% of the audited consolidated turnover of the Group or HK$860 million in the financial year, whichever is higher; and

(vii) in respect of the Type 2 Sales Arrangement, not excessive of the cap amount of 1.5% of the audited consolidated turnover of the Group or HK$260 million in the financial year, whichever is higher.

6. On 18 May 2004, Lenovo Pioneer Limited, an indirect wholly-owned subsidiary of the Company, entered into a conditional master agreement with Peak Champion Investment Limited, a direct wholly-owned subsidiary of the substantial shareholder of the Company, pursuant to which, among other things, Peak Champion Investment Limited has agreed to acquire, directly or indirectly, 25% of the entire interest in Lenovo Networks (Shenzhen) Limited from Lenovo Pioneer Limited at a cash consideration of RMB17,550,000. As at the date of this report, the conditions precedent to completion of the master agreement have not been satisfied.

Related party transactions for the year are also set out in Note 29 to the accounts.

The following is an extract of the 2004/05 annual results announcement of the Company dated 8 June 2005.

AUDITED CONSOLIDATED RESULTS

The board of directors (the "Directors") of Lenovo Group Limited (the "Company") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2005, together with comparative figures for last year, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	**2005** *HK$'000*	**2004** *HK$'000*
Turnover	2	22,554,678	23,175,944
Earnings before interest, taxation, depreciation and amortization expenses		1,173,616	1,125,129
Depreciation expenses		(184,490)	(211,161)
Amortization of intangible assets		(58,078)	(34,999)
Impairment of assets		(51,364)	–
Gains on disposal of investments		156,958	47,558
Finance income		105,677	93,368
Profit from operations	3	1,142,319	1,019,895
Finance costs		(6,667)	(2,881)
		1,135,652	1,017,014
Share of losses of jointly controlled entities		(12,327)	(39,053)
Share of profits of associated companies		4,182	16,891
Profit before taxation		1,127,507	994,852
Taxation	4	(35,184)	20,150
Profit after taxation		1,092,323	1,015,002
Minority interests		27,823	37,883
Profit attributable to shareholders		1,120,146	1,052,885
Dividends	5	388,806	373,628
Earnings per share			
– Basic	6	14.99 HK cents	14.09 HK cents
– Fully diluted	6	14.97 HK cents	13.99 HK cents

CONSOLIDATED BALANCE SHEET

	Note	As at 31 March 2005 HK$'000	As at 31 March 2004 HK$'000
Non-current assets			
Intangible assets		513,078	646,986
Tangible fixed assets		878,144	987,272
Construction-in-progress		257,159	260,377
Investments in jointly controlled entities		191,523	124,124
Investments in associated companies		52,067	112,682
Investment securities		62,970	75,982
Deferred tax assets		53,498	34,718
Other non-current assets		569,673	–
		2,578,112	2,242,141
Current assets			
Inventories		878,900	1,393,018
Trade receivables	7	851,337	1,230,944
Notes receivable		1,137,174	520,321
Deposits, prepayments and other receivables		567,046	301,513
Tax recoverable		–	4,033
Cash and cash equivalents		3,019,385	2,650,071
		6,453,842	6,099,900
Current liabilities			
Trade payables	7	2,276,070	2,155,057
Notes payable		195,032	356,531
Accruals and other payables		716,906	616,897
Amounts due to jointly controlled entities		108,446	108,471
Tax payable		493	5,031
Current portion of long term liabilities		175,866	55,453
		3,472,813	3,297,440
Net current assets		2,981,029	2,802,460
Total assets less current liabilities		5,559,141	5,044,601
Financed by:			
Share capital		186,870	186,890
Reserves		5,017,528	4,301,834
Shareholders' funds		5,204,398	4,488,724
Minority interests		23,609	29,330
Long-term liabilities		331,134	526,547
		5,559,141	5,044,601

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2005	2004
	HK$'000	*HK$'000*
Net cash inflow from operating activities	1,259,545	817,784
Net cash outflow from investing activities	(485,782)	(296,522)
Net cash outflow from financing activities	(404,430)	(679,462)
Increase/(decrease) in cash and cash equivalents	369,333	(158,200)
Effect of foreign exchange rate changes	(19)	(52)
Cash and cash equivalents at the beginning of the period	2,650,071	2,808,323
Cash and cash equivalents at the end of the period	3,019,385	2,650,071

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'000	Share premium HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	(Accumulated losses)/ retained earnings HK$'000	Total HK$'000
Balance as at 1 April 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Losses in fair market value of investment securities	–	–	–	–	(4,247)	–	–	(4,247)
Exchange differences	–	–	–	(111)	–	–	–	(111)
Net gains and losses not recognized in the consolidated profit and loss account	–	–	–	(111)	(4,247)	–	–	(4,358)
Profit for the year	–	–	–	–	–	–	1,120,146	1,120,146
Reserves written off on disposal of subsidiaries	–	–	–	(2,377)	–	–	–	(2,377)
Reserves realized on disposal of investment securities	–	–	–	–	(12,908)	–	–	(12,908)
Impairment of investments	–	–	–	–	19,601	–	–	19,601
Exercise of share options	168	15,065	–	–	–	–	–	15,233
Repurchase of Shares	(188)	(16,093)	–	–	–	188	–	(16,093)
Dividends paid	–	–	–	–	–	–	(403,570)	(403,570)
As at 31 March 2005	186,870	4,761,498	27,871	2,093	(3,530)	3,086	226,510	5,204,398

	Share capital HK$'000	Share premium HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
Balance as at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	–	–	–	–	20,144	–	–	20,144
Exchange differences	–	–	–	270	–	–	–	270
Net gains and losses not recognized in the consolidated profit and loss account	–	–	–	270	20,144	–	–	20,414
Profit for the year	–	–	–	–	–	–	1,052,885	1,052,885
Reserves realized on disposal of investment securities	–	–	–	–	(11,624)	–	–	(11,624)
Exercise of share options	265	28,471	–	–	–	–	–	28,736
Repurchase of Shares	(309)	–	–	–	–	309	(28,394)	(28,394)
Dividends paid	–	–	–	–	–	–	(761,814)	(761,814)
As at 31 March 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724

NOTES TO THE ACCOUNTS

1. Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that investment securities are stated at fair value.

2. Turnover, revenue and segment information

(a) *Primary reporting format – business segments*

(i) For the year ended 31 March 2005:

	Corporate IT business *HK$'000*	Consumer IT business *HK$'000*	Handheld device business *HK$'000*	Other business *HK$'000*	Total *HK$'000*
Profit and loss account					
Turnover	12,225,923	7,768,024	2,202,929	357,802	22,554,678
Segment operating results	658,034	463,459	(54,462)	(87,378)	979,653
Amortization of goodwill and marketing right					(48,605)
Impairment of assets					(51,364)
Gains on disposal of investments					156,958
Finance income					105,677
Finance costs					(6,667)
Contribution to operating profit					1,135,652
Share of losses of jointly controlled entities					(12,327)
Share of profits of associated companies					4,182
Profit before taxation					1,127,507
Taxation					(35,184)
Profit after taxation					1,092,323
Minority interest					27,823
Profit attributable to shareholders					1,120,146

(ii) For the year ended 31 March 2004:

	Corporate IT business HK$'000	Consumer IT business HK$'000	Handheld device business HK$'000	Other business HK$'000	Total HK$'000
Profit and loss account					
Turnover	11,925,240	7,760,668	2,050,164	1,439,872	23,175,944
Segment operating results	724,886	432,225	(76,910)	(153,958)	926,243
Amortization of goodwill					(25,274)
Gains on disposal of investments					47,558
Others					(22,000)
Finance income					93,368
Finance costs					(2,881)
Contribution to operating profit					1,017,014
Share of losses of jointly controlled entities					(39,053)
Share of profits of associated companies					16,891
Profit before taxation					994,852
Taxation					20,150
Profit after taxation					1,015,002
Minority interest					37,883
Profit attributable to shareholders					1,052,885

(b) Secondary reporting format – geographical segments

As over 90% of the Group's business operations are located in the People's Republic of China, no geographical segment analysis is presented.

3. Profit from operations

		2005	2004
		HK$'000	*HK$'000*
(a)	Turnover	22,554,678	23,175,944
	Cost of sales	(19,227,770)	(19,787,944)
	Gross profit	3,326,908	3,388,000
	Finance income	105,677	93,368
	Gains on disposal of investments	156,958	47,558
	Impairment of assets	(51,364)	–
	Distribution expenses	(1,614,398)	(1,686,932)
	Administrative expenses	(354,188)	(343,306)
	Other operating expenses	(369,196)	(443,794)
	Amortization of intangible assets	(58,078)	(34,999)
	Total operating expenses *(See (b))*	(2,395,860)	(2,509,031)
	Profit from operations	1,142,319	1,019,895
(b)	Analysis of total operating expenses by nature:		
	Selling expenses	(573,017)	(558,124)
	Promotional and advertising expenses	(354,540)	(395,905)
	Staff costs	(875,433)	(851,476)
	Other expenses	(534,792)	(668,527)
	Amortization of intangible assets	(58,078)	(34,999)
	Total operating expenses	(2,395,860)	(2,509,031)

4. Taxation

The amount of taxation charged/(credited) to the consolidated profit and loss amount represents:

	2005	2004
	HK$'000	*HK$'000*
Current taxation outside Hong Kong	53,183	14,482
Deferred taxation	(18,780)	(35,048)
	34,403	(20,566)
Share of taxation attributable to:		
Jointly controlled entities	190	84
Associated companies	591	332
Taxation charged/(credited)	35,184	(20,150)

5. Dividends

	2005 *HK$'000*	2004 *HK$'000*
Interim dividend of 2.4 HK cents per ordinary share (2003/04: 2.0 HK cents)	179,378	149,436
Proposed final dividend of 2.8 HK cents per ordinary share (Final dividend paid, 2003/04: 3.0 HK cents)	209,428	224,192
	388,806	373,628

At a board meeting held on 8 June 2005, the Directors recommended a final dividend of 2.8 HK cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 31 March 2006.

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2005	2004
Earnings for the purpose of basic and diluted earnings per share *(HK$'000)*	1,120,146	1,052,885
Weighted average number of Shares for the purpose of basic earnings per share	7,475,070,185	7,471,766,157
Effect of potential dilutive Shares	9,417,271	53,541,036
Weighted average number of Shares for the purpose of diluted earnings per share	7,484,487,456	7,525,307,193

7. Ageing

Ageing analysis of the trade receivables at 31 March 2005 was as follows:

	2005 *HK$'000*	2004 *HK$'000*
0 – 30 days	588,389	944,212
31 – 60 days	56,966	84,481
61 – 90 days	40,702	20,862
Over 90 days	165,280	181,389
	851,337	1,230,944

Customers for trading business are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

Ageing analysis of the trade payables at 31 March 2005 was as follows:

	2005	2004
	HK$'000	*HK$'000*
0 – 30 days	1,954,188	1,791,869
31 – 60 days	149,691	210,993
61 – 90 days	59,383	27,554
Over 90 days	112,808	124,641
	2,276,070	2,155,057

8. Condensed balance sheet of the Company

	As at 31 March 2005	As at 31 March 2004
	HK$'000	*HK$'000*
Tangible fixed assets	25,130	32,115
Investments	2,332,288	2,327,875
Other non-current assets	565,340	–
Current assets	4,387,158	4,408,126
Current liabilities	279,137	130,700
Net current assets	4,108,021	4,277,426
Total assets less current liabilities	7,030,779	6,637,416
Share capital	186,870	186,890
Retained earnings	2,082,203	1,685,102
Reserves	4,761,706	4,765,424
	7,030,779	6,637,416

BUSINESS REVIEW

The 2004/05 fiscal year was a remarkable one for the Group. Through implementing strategic initiatives set in the beginning of the year, the Group successfully strengthened its leadership position in the China PC market. The Group was also able to pre-empt irrational competitive pricing tactics of second-tier domestic PC vendors and intensified competition from foreign brands. However, as a result of its divestiture of non-core business and the expansion into emerging segment in township market, the Group's consolidated turnover for the 2004/05 fiscal year recorded a slight decrease of 2.7% while its PC shipment grew in line with the market average. The Group maintained its overall gross margin at approximately 14.75% and achieved a 6.4% increase in net profit on lower operating expenses.

Implementation of Strategic Initiatives

The rapid growth and structural changes in the Chinese economy, along with the proliferation of foreign competitors and increasing strength of domestic private enterprises, has led to changes in customer demands and the competitive landscape in China's PC market. To address these changes, Lenovo implemented strategic initiatives at the beginning of the last fiscal year.

- **Business Focus** – Since the beginning of the fiscal year, Lenovo set its priorities to ensure that resources and efforts were more effectively allocated to the core PC and related products business and strengthened the competitiveness of its mobile handset business. This has increased the Group's overall competitiveness and drastically improved its operations during the review period while building a strong foundation for its efforts to globalize the PC business.

- **Customer-oriented Sales Model** – The Group's efforts to build a customer-oriented sales model and organizational structure also met with success during the past year. The Group was able to better meet customer needs and improve the control of its customer information through building a network comprising 110 sales zones spanning 18 regions in China and a direct-to-customer model to serve large customer accounts. Sales to these types of customers increased steadily, accounting for approximately 7.1% of core business turnover.

- **Improved Efficiency** – The Group has also embarked on a series of projects to improve operational efficiencies. During the review period, these efforts helped streamline and reduce the Group's cash cycle to 5.1 days.

Performance of Business Segments

During the 2004/05 fiscal year, the Group's overall business achieved a steady growth rate, due to the successful implementation of its strategic initiatives and favorable macroeconomic conditions in China. Moreover, the government's macroeconomic control measures to cool the economy did not impact the growth of China's PC market which achieved a 19% year-on-year increase in unit shipment during the year ended March 2005.

Corporate IT Business

- Continued IT investments from the government and education sectors and the rapid growth of small- and medium-sized enterprises (SMEs) drove the growth of China's corporate PC market. At the same time, the notebook computer market enjoyed significant growth due to increasing demand for mobile computing.

- As a result of redesigning the Lenovo sales model and introducing tailor-made innovative products, the Group's commercial desktop market share increased over the review period.

- The Group streamlined its notebook product line, reflecting the growing importance of notebook computers in the China PC market. The Group's three distinctive notebook series – Soleil, Tianyi and Xuri – set trends in the market with innovative features. The Group's outstanding R&D and marketing capabilities have strengthened its leadership position in China's notebook computer market.

Consumer IT Business

- The consumer desktop market in China enjoyed better growth in the past year, bolstered by vendors' efforts to penetrate township markets, and the rising demand for large-screen LCD monitors, resulting from declining prices and fashionable designs.

- With a good understanding of customer needs in township markets, Lenovo captured its growth potential by launching Yuanmeng, a desktop computer series emphasizing performance at affordable prices.

- The Group introduced new computer models targeting other segments. For the high-end consumer market, the Group introduced the Tianjiao broadband collaborating desktops, which allows for better utilization of broadband technology such as videophone modules.

Handheld Device Business

- During the year, the mobile handset market in China maintained a steady unit shipment growth of about 16%. The Group's ongoing persistence in developing proprietary products has placed it among the few domestic vendors that enjoyed market share gain during the year.

- During the year under review, the Group began to reap the benefits of its efforts over the past two years of building its sales channels and enhancing its R&D capabilities. Lenovo's mobile handset unit shipment jumped 63% year-over-year, ranking as one of the top five domestic brand names in China in 2004. The Group also saw its gross profit margin for the handset device business rise to 23.8%, leveraging its enhanced product development capability.

FINANCIAL REVIEW

Results highlights

Comparing with the last year's results, the Group's turnover slightly decreased by 2.7% to HK$22,555 million in the 2004/05 fiscal year. However, EBITDA increased by 4.3% to HK$1,174 million. Profit attributable to shareholders for the year increased by 6.4% to HK$1,120 million. The basic earnings per share and fully diluted earnings per share were 14.99 HK cents and 14.97 HK cents representing increases of 6.4% and 7.0% respectively.

Segment results

Total turnover of corporate IT business grew by 2.5% to HK$12,226 million and segment operating profit decreased by 9.2% to HK$658 million. The turnover of consumer IT business kept in line with last year and reached HK$7,768 million, while the segment operating profit was HK$463 million. Turnover of handheld device business increased by 7.5% to HK$2,203 million for the year while the loss of the business was HK$54 million. During the year, turnover of other business (IT service and contract manufacturing business) dropped by 75.2% to HK$358 million and loss of HK$87 million for the year was recorded.

Gains on disposal of investments

The Group recorded net gains of HK$157 million on disposal of investments during the year ended 31 March 2005. The gains were mainly from the disposal of subsidiaries and associated companies in relation to IT services business and printed circuit board business.

Amortization of marketing right

Marketing right for the Olympic partner program is amortized on a straight-line basis from 1 January 2005 to 31 December 2008. During the year ended 31 March 2005, amortization of HK$32 million was charged to the consolidated profit and loss account.

Impairment of assets

During the year, impairment losses of HK$20 million and HK$31 million for investment securities and goodwill arising from business combination were charged to the consolidated profit and loss account respectively.

Capital expenditure

The Group incurred capital expenditures of HK$177 million for the year ended 31 March 2005, mainly for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

Liquidity and financial resources

As at 31 March 2005, total assets of the Group amounted to HK$9,032 million which were financed by shareholders' fund of HK$5,204 million, minority interests of HK$24 million, long-term and current liabilities of HK$3,804 million. The current ratio of the Group was 1.9.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operation activities. As at 31 March 2005, cash and cash equivalents of the Group totaled at HK$3,019 million. The balance consisted of about 0.8% in Hong Kong dollars, 42.0% in US dollars and 57.2% in Renminbi.

Although the Group has consistently been in a very liquid position, credit facilities have nevertheless been put in place for contingency purposes. As at 31 March 2005, the Group's total available credit facilities amounted to HK$3,275 million, of which HK$1,473 million was in trade line, HK$740 million in short term and revolving money market facilities and HK$1,062 million in foreign exchange contract. As at 31 March 2005, the facility drawn down was HK$342 million and HK$94 million for the foreign currency options was utilized.

There was no outstanding bank loan as at 31 March 2005.

There were no assets held under finance lease during the year and as at the year end.

The Group consistently adopted a hedging policy for business transactions to minimize the risk of fluctuations from exchange rates on daily operations. As at 31 March 2005, the Group had outstanding foreign currency options amounting to HK$94 million.

Contingent liabilities

The Group has no material contingent liabilities as at 31 March 2005.

Employees

As at 31 March 2005, the Group had a total of 9,682 employees, 9,625 of whom were employed in Chinese mainland and 57 in Hong Kong and overseas.

The Group implements remuneration policy, bonus and share options schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

FUTURE PROSPECTS

As the Group became more focused on the PC business, management saw a clear opportunity for Lenovo to accelerate its growth and improve its competitive position by expanding into the global market. Globalization of operations will allow Lenovo to drive costs down and maximize efficiencies. The Group will also maximize the benefits of its innovative technologies which help differentiate its products from competitors, and enhance its premium brand status.

Acquisition of IBM's Personal Computing Division

In May 2005, Lenovo completed its acquisition of IBM's PC business. The Group paid US$1.25 billion to acquire IBM's desktop and notebook computer businesses, as well as its PC-related R&D centers, manufacturing plants, global marketing networks and service centers.

As part of the transaction, Lenovo and IBM entered a broad-based, strategic alliance in which IBM became the preferred services and customer financing provider to Lenovo. Lenovo would be the preferred supplier of PCs to IBM, enabling IBM to offer a full range of personal computing solutions to its enterprise and small and medium business clients.

In association with the acquisition, Lenovo received a US$350 million strategic investment in May 2005 by three of the world's leading private equity firms: Texas Pacific Group, General Atlantic LLC and Newbridge Capital LLC. Lenovo issued unlisted Series A cumulative convertible preferred shares and unlisted warrants to the strategic investors. This investment represented a strong vote of confidence in Lenovo's future.

Personal Computer Business

In 2005 and 2006, demand for notebook computers as well as strength in emerging PC markets is expected to drive growth in the worldwide PC market. Increased adoption in emerging markets for both desktops and notebook computers will present significant growth opportunities as will the trend toward increased notebook adoption in more developed PC markets. These trends, supported by replacement cycles for older systems, are expected to drive worldwide PC growth through the next five years.

In the PC business, the new Lenovo is well situated in terms of product lines and geographic presence to take advantage of the growth opportunities presented in both emerging markets as well as by the ongoing shift in demand to notebook computers.

Globally, the Group's ThinkPad line of notebook computers provides a strong offering to meet the growing demand for mobile computing. In China, Lenovo's notebook offerings also include the Soleil, Tianyi and Xuri. Together, the company has a powerful product line for consumers as well as enterprises, with a range of price points and features.

Lenovo's family of desktops – led by brands such as the Tianjiao, Fengxing, Kaitian, Yangtian – provides a strong competitive base in China and potentially globally, especially when combined with the ThinkCentre line of desktops.

Lenovo has strong products and favorable geographic positioning. Lenovo's business model that addresses the future of the PC business: a company that best balances leading-edge technology and efficiency, offering PC users innovative products and a choice in how they purchase computers.

In addition to being well-positioned to take advantage of key market trends and to sell through multiple worldwide channels, Lenovo will continue to successfully integrate the IBM Personal Computing Division, in order to gain the benefits of near-term cost-savings as well as lay the foundation for the longer-term synergies.

Mobile Handset Business

The mobile handset market in China is expected to continue its steady growth in 2005 and 2006. Lenovo anticipates that competition will remain intense due to the large number of domestic and international brands in the market.

Lenovo believes the way to compete and further advance its position in the China mobile handset market is to focus on improving the value chain as well as to respond promptly to market needs. In the coming year, the Group will enhance its capability to develop and introduce proprietary products emphasizing faster time-to-market and closer ties with suppliers. Lenovo will also further develop its chain-store distribution channel and implement aggressive marketing strategies.

PROPOSED DIVIDEND

The Directors recommended the payment of a final dividend of 2.8 HK cents per ordinary share (2003/04: 3.0 HK cents). Subject to shareholders' approval at the forthcoming annual general meeting, the final dividend will be payable on Tuesday, 16 August 2005 to the shareholders whose names appear on the Register of Members of ordinary shares of the Company on Tuesday, 9 August 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of Ordinary shares will be closed from Wednesday, 3 August 2005 to Tuesday, 9 August 2005, both dates inclusive, during which period, no transfer of Shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar not later than 4:00 p.m. on Tuesday, 2 August 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company purchased 7,500,000 Ordinary Shares of HK$0.025 each in the capital of the Company at prices ranging from HK$2.025 to HK$2.175 per share through The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Such purchases involved a total cash outlay of approximately HK$16 million and were for the purpose of enhancing returns on equity.

Month/Year	Number of Shares repurchased	Highest price per share *(HK$)*	Lowest price per share *(HK$)*	Aggregate consideration paid (including expenses) *(HK$'000)*
June 2004	7,500,000	2.175	2.025	16,093

The repurchased Shares were cancelled and accordingly, the issued share capital was reduced by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has been established since 1999 with responsibility of assisting the Board in providing an independent review of the accounts and internal control system. It acts in accordance with its Term of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The current Committee members are Mr Wai Ming Wong (Chairman), Professor Chia-Wei Woo, Mr Lee Sen Ting and Mr Weijian Shan. The majority of the Committee members are independent non-executive directors.

During the 2004/05 fiscal year, the Audit Committee met four times a year and met regularly with the management, the external auditors and the internal audit personnel to review accounting principles and practices adopted by the Group, and to discuss internal control and financial reporting matters including the quarterly, interim and this annual results before recommending them to the Board for approval.

CODE OF BEST PRACTICE

Apart from the fact that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange in force prior to 1 January 2005 throughout the year.

(A) UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE ENLARGED GROUP

Set out below is an illustrative and unaudited pro forma consolidated balance sheet of the Enlarged Group as at 31 March 2005 which has been prepared for the purpose of illustration as if the following had taken place on 31 March 2005:

- Initial IBM Closing and Subsequent IBM Closings described in the IBM Circular;
- issuance of Convertible Preferred Shares and Warrants described in the CPS Subscription Circular; and
- Closing pursuant to the Repurchase Agreement.

The unaudited pro forma consolidated balance sheet is based on the audited consolidated balance sheet of the Group as at 31 March 2005, and the audited combined statement of financial position of the personal computing division of IBM ("PCD") as at 30 June 2004 as extracted from Appendix I to the IBM Circular, after making pro forma adjustments that are necessary (the first column headed "PCD as at 30 June 2004 under HK GAAP after pro forma adjustments" in the unaudited pro forma financial information of the Enlarged Group in Appendix II to this Circular is extracted from the unaudited pro forma financial information of the Enlarged Group under the column headed "The Business as at 30 June 2004 under HK GAAP after pro forma adjustments" as set out on page 202 in Appendix IV to the IBM Circular, which in turn is derived from the audited combined statement of financial position of PCD as at 30 June 2004 after making pro forma adjustments that are necessary).

PCD is a division of IBM rather than a stand-alone entity. The audited combined statement of financial position of PCD is derived from the accounting records of IBM using the historical bases of assets and liabilities of PCD and the preparation of which is a separate exercise and for special purposes. In preparation of this unaudited pro forma consolidated balance sheet of the Enlarged Group, the Directors have made adjustments to the consolidated balance sheet of the Group as at 31 March 2005 on the basis of the audited combined financial statements of PCD for the six months ended 30 June 2004, which are the most recently published financial information of PCD. The Directors have considered seasonal factors affecting PCD's business and observed that there were no significant seasonal variations or obvious seasonal trend during the period between 30 June 2004 and 31 March 2005. Accordingly, the Directors considered that seasonal variations would not make the financial position of PCD at 30 June 2004 significantly different at 31 March 2005.

The unaudited pro forma consolidated balance sheet of the Enlarged Group has been prepared to provide the unaudited pro forma financial information on the Enlarged Group as a result of the Initial IBM Closing, Subsequent IBM Closings, issuance of Convertible Preferred Shares and Warrants and the Share Repurchase. To illustrate the effect of the Share Repurchase, it is necessary to take into account also the Initial IBM Closing, Subsequent IBM Closings and the issue of the Convertible Preferred Shares and Warrants because the Excess Shares being repurchased were issued at Initial IBM Closing as part of the consideration for the IBM Acquisition; and the Share Repurchase will be financed by the proceeds from the issue of the Convertible Preferred Shares and the Warrants. As the unaudited pro forma consolidated balance sheet of the Enlarged Group has been prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Group as at 31 March 2005 and at any future date.

	PCD as at 30 June 2004 under HK GAAP after pro forma adjustments HK$'m (Note 1)	Lenovo Group as at 31 March 2005 (based on the audited balance sheet of the Group as at 31 March 2005) HK$'m	Pro forma consolidation adjustments HK$'m (Note 2)	Note	Pro forma Enlarged Group HK$'m	Issuance of Convertible Preferred Shares and Warrants HK$'m (Note 4)	Pro forma Enlarged Group after issuance of Convertible Preferred Shares and Warrants but before Share Repurchase HK$'m	Share Repurchase HK$'m (Note 5)	Pro forma Enlarged Group after issuance of Convertible Preferred Shares and Warrants and Share Repurchase HK$'m
Non-current assets									
Intangible assets	–	513	14,413	3(c)	14,926	–	14,926	–	14,926
Tangible fixed assets	523	878	195	3(d)	1,596	–	1,596	–	1,596
Construction-in-progress	–	257	–		257	–	257	–	257
Investment in a jointly controlled entity	–	192	–		192	–	192	–	192
Investments in associated companies	–	52	–		52	–	52	–	52
Investment securities	–	63	–		63	–	63	–	63
Deferred tax assets	–	54	–		54	–	54	–	54
Other non-current assets	–	570	–		570	–	570	–	570
	523	2,579	14,608		17,710	–	17,710	–	17,710
Current assets									
Inventories	2,082	879	–		2,961	–	2,961	–	2,961
Trade receivables	3,994	851	–		4,845	–	4,845	–	4,845
Notes receivable	–	1,137	–		1,137	–	1,137	–	1,137
Deposits, prepayments and other receivables	991	567	–		1,558	–	1,558	–	1,558
Cash and cash equivalents	–	3,019	(1,170)	3(f)	1,849	2,707	4,556	(1,187)	3,369
	7,067	6,453	(1,170)		12,350	2,707	15,057	(1,187)	13,870
Current liabilities									
Amount due to a jointly controlled entity	–	108	–		108	–	108	–	108
Trade payables	10,834	2,276	–		13,110	–	13,110	–	13,110
Notes payable	–	195	–		195	–	195	–	195
Accruals and other payables	1,755	717	–		2,472	–	2,472	–	2,472
Tax payable	–	1	–		1	–	1	–	1
Current portion of other long-term liabilities	–	176	–		176	–	176	–	176
	12,589	3,473	–		16,062	–	16,062	–	16,062
Net current assets/(liabilities)	(5,522)	2,980	(1,170)		(3,712)	2,707	(1,005)	(1,187)	(2,192)
Total assets less current liabilities	(4,999)	5,559	13,438		13,998	2,707	16,705	(1,187)	15,518
Non-current liabilities									
Long-term bank loan	–	–	3,900	3(e)	3,900	–	3,900	–	3,900
Other long-term liabilities	312	331	–		643	2,623	3,266	–	3,266
Minority interests	–	24	–		24	–	24	–	24
Net assets/(liabilities)	(5,311)	5,204	9,538		9,431	84	9,515	(1,187)	8,328
Financed by/(represented by)									
Share capital	–	187	44	3(a)	231	–	231	(11)	220
Reserves	–	5,017	4,183	3(a)	9,200	84	9,284	(1,176)	8,108
IBM's net investment	(5,288)	–	5,288	3(b)	–	–	–	–	–
Accumulated other comprehensive loss	(23)	–	23	3(b)	–	–	–	–	–
	(5,311)	5,204	9,538		9,431	84	9,515	(1,187)	8,328

Notes to unaudited pro forma consolidated balance sheet:

1. The balances are extracted from the unaudited pro forma financial information of the Enlarged Group under the column headed "The Business as at 30 June 2004 under HK GAAP after pro forma adjustments" as set out on page 202 in Appendix IV to the IBM Circular.

2. Under Hong Kong GAAP, the Group will apply the purchase method to account for the acquisition of PCD pursuant to the terms of the IBM Acquisition in the consolidated accounts of the Enlarged Group. In applying the purchase method, the identifiable assets and liabilities of PCD will be recorded on the balance sheet of the Enlarged Group at their fair values at the date of Initial IBM Closing and Subsequent IBM Closings (as the case may be), and IBM's interests in PCD upon the Initial IBM Closing and Subsequent IBM Closings (as the case may be) will be eliminated as the pre-acquisition reserves of the Enlarged Group. Any goodwill or negative goodwill arising on the acquisition will be determined as the excess or deficit of the purchase consideration deemed to be incurred by the Group over the Group's interests in the net fair value of the identifiable assets and liabilities of PCD at the date of the Initial IBM Closing and Subsequent IBM Closings (as the case may be).

   For the purpose of preparing the unaudited pro forma consolidated balance sheet of the Enlarged Group, the net fair value of the identifiable assets and liabilities of PCD as at 30 June 2004 and the fair value of the Consideration Shares based on the closing market price of the Company's Shares as at 29 April 2005, the last trading date before the Initial IBM Closing, are applied in the calculation of the estimated goodwill arising from the acquisition. Since the fair values of the assets and liabilities of PCD at the date of the Initial IBM Closing or the Subsequent IBM Closings (as the case may be) may be substantially different from their fair values used in the preparation of the unaudited pro forma consolidated balance sheet presented above, the actual goodwill arising from the acquisition of PCD may be different from the estimated goodwill shown in this unaudited pro forma consolidated balance sheet.

3. The pro forma consolidation adjustments reflect the following:

   (a) issuance of the Consideration Shares, valued at HK$4,227 million on 29 April 2005, by the Company as part of the acquisition consideration;

   (b) the elimination of IBM's interests in PCD as at the date of acquisition on consolidation;

   (c) recognition of goodwill arising from the acquisition of PCD based on the net fair value of the identifiable assets and liabilities of PCD as at 30 June 2004 determined according to the method described in note 2 above;

   (d) fair value adjustments on plant and equipment of PCD of HK$195 million as at 30 June 2004 determined according to the method described in note 2 above;

   (e) a term loan of US$500 million (or HK$3,900 million) raised for financing the acquisition consideration; and

   (f) payment of cash and cash equivalents on hand of the Group of HK$1,170 million as part of the acquisition consideration.

4. The pro forma adjustment relates to the issuance of 2,730,000 unlisted Convertible Preferred Shares and 237,417,474 unlisted Warrants for the net proceeds of US$347 million (approximately HK$2,707 million).

5. The pro forma adjustment relates to the repurchase of 435,717,757 Non-voting Shares, which are issued to IBM to satisfy part of the acquisition consideration, at HK$2.725 per share for a total consideration of HK$1,187 million pursuant to the Repurchase Agreement.

6. The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not adopted these new HKFRSs in the financial statements for the year ended 31 March 2005 or for the unaudited pro forma consolidated balance sheet of the Enlarged Group as at 31 March 2005. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on the unaudited pro forma consolidated balance sheet of the Enlarged Group.

(B) UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED NET ASSETS OF THE ENLARGED GROUP BEFORE AND AFTER THE ISSUANCE OF UNLISTED CONVERTIBLE PREFERRED SHARES AND WARRANTS AND THE SHARE REPURCHASE

Set out below is an illustrative and unaudited pro forma statement of consolidated net assets of the Enlarged Group before and after the issuance of unlisted Convertible Preferred Shares and Warrants and the Share Repurchase, based on the unaudited pro forma consolidated balance sheet of the Enlarged Group as at 31 March 2005 as set out in Section (A) headed "Unaudited Pro Forma Consolidated Balance Sheet of the Enlarged Group" of this Appendix:

	Before the issuance of unlisted Convertible Preferred Shares and Warrants and before the Share Repurchase *(Note 1)* *HK$'m*	**After the issuance of unlisted Convertible Preferred Shares and Warrants but before the Share Repurchase** *(Note 1)* *HK$'m*	**After the issuance of unlisted Convertible Preferred Shares and Warrants and after the Share Repurchase** *(Note 2)* *HK$'m*
Unaudited pro forma consolidated net assets of the Enlarged Group	9,431	9,515	8,328
Unaudited pro forma consolidated net assets of the Enlarged Group attributable to each Ordinary Share of the Company	HK$1.02	HK$1.03	HK$0.95

Notes to the unaudited pro forma statement of consolidated net assets of the Enlarged Group before and after the issuance of unlisted Convertible Preferred Shares and Warrants and the Share Repurchase:

1. The unaudited pro forma consolidated net assets of the Enlarged Group attributable to each Ordinary Share of the Company is calculated on the assumption that 9,217,667,136 Ordinary Shares were in issue comprising (i) 7,474,796,108 Ordinary Shares in issue as at 31 March 2005; and (ii) 821,234,569 Shares and 921,636,459 Non-voting Shares allotted and issued by the Company to IBM to satisfy part of the consideration for the IBM Acquisition.

2. The unaudited pro forma consolidated net assets of the Enlarged Group attributable to each Ordinary Share of the Company is calculated on the assumption that 8,781,949,379 Ordinary Shares were in issue comprising (i) 7,474,796,108 Ordinary Shares in issue as at 31 March 2005; (ii) 821,234,569 Shares and 921,636,459 Non-voting Shares allotted and issued by the Company to IBM to satisfy part of the consideration for the IBM Acquisition; and (iii) after deducting 435,717,757 Non-voting Shares to be repurchased under the Share Repurchase.

(C) REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of a report received from the Company's auditors, PricewaterhouseCoopers Hong Kong, Certified Public Accountants, for inclusion in this circular. As there is no specific guidance on the reporting on pro forma financial information under the Auditing Guidelines issued by the Hong Kong Institute of Certified Public Accountants, this report is prepared with reference to the Statements of Investment Circular Reporting Standards and Bullerin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central
Hong Kong

6 July 2005

The Directors
Lenovo Group Limited

Dear Sirs,

We report on the unaudited pro forma financial information ("Pro Forma Financial Information") which comprise unaudited pro forma consolidated balance sheet and unaudited pro forma statement of consolidated net assets of Lenovo Group Limited ("the Company") and its subsidiaries (collectively "the Group") and the personal computing division of International Business Machines Corporation ("IBM") ("PCD") (hereinafter referred to as the "Enlarged Group") set out on pages 113 to 117 under the heading of "Unaudited pro forma financial information of the Enlarged Group" in Appendix II of the Company's circular dated 6 July 2005 in connection with the proposed off-market repurchase of non-voting shares ("Share Repurchase") and connected transaction of the Company. The unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the proposed Share Repurchase might have affected the relevant financial information of the Group as at 31 March 2005.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited Pro Forma Financial Information with the directors of the Company.

Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such assurance on the unaudited Pro Forma Financial Information.

The unaudited Pro Forma Financial Information has been prepared on the bases set out on pages 113 to 117 for illustrative purposes only and, because of its nature, it may not be indicative of the financial position of the Enlarged Group at any future date.

Opinion

In our opinion:

(a) the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules and the Share Repurchase Code for the purpose of providing information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

MARKET PRICES

The table below shows the closing price of the Shares on the Stock Exchange on (i) the end of each of the six calendar months immediately preceding the date of the Announcement; (ii) 29 April 2005, being the last day of trading in Shares on the Stock Exchange before release of the Announcement; and (iii) the Latest Practicable Date:

Date	**Closing price per Share** *HK$*
30 November 2004	2.700
31 December 2004	2.325
31 January 2005	2.100
28 February 2005	2.225
31 March 2005	2.650
29 April 2005, also being the last day of trading in Shares on the Stock Exchange before release of the Announcement	2.425
Latest Practicable Date	2.300

The highest and lowest closing prices per Share recorded on the Stock Exchange during the Relevant Period were HK$3.125 and HK$2.025 on 15 November 2004 and 21 January 2005 respectively.

The Non-voting Shares are not listed, and there is therefore no closing price in respect thereof. The Non-voting Shares rank *pari passu* in all respects with the Shares, and are also convertible into Shares on a one-for-one basis. The closing prices of the Shares on the Stock Exchange set out above serve as an appropriate reference to the market price of the Non-voting Shares.

DISCLOSURE OF INTERESTS

Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules were as follows:

(a) Interests in the Ordinary Shares and underlying Shares of the Company

			Capacity and number of Shares/underlying Shares held				
Name of Director	Long/Short position	Interests in Shares/ underlying Shares	Personal interests	Family interests	Trust	Aggregate interests	% of the total issued Ordinary Shares as at the Latest Practicable Date
Mr Yang Yuanqing	Long position	Shares	10,200,000	–	–	10,200,000	0.11
	Long position	Share options	11,250,000	–	–	11,250,000	
						21,450,000	
Mr Stephen M Ward, Jr	Long position	Shares	1,000,000	–	–	1,000,000	0.01
Ms Ma Xuezheng	Long position	Shares	15,834,000	–	7,240,000	23,074,000	0.25
	Long position	Share options	6,120,000	–		6,120,000	
						29,194,000	
Mr Liu Chuanzhi	Long position	Shares	16,010,000	976,000	–	16,986,000	0.18
	Long position	Share options	5,250,000	–	–	5,250,000	
						22,236,000	
Mr Zhu Linan	Long position	Shares	3,720,000	–	–	3,720,000	0.04

Note: The above-mentioned share options are options granted by the Company pursuant to its share option schemes.

(b) Details of the share options granted to Directors which remained outstanding as at the Latest Practicable Date were as follows:

Directors	Grant date	Exercise price per Share *HK$*	Number of Shares issuable under share options as at the Latest Practicable Date	Option exercise period
Mr Yang Yuanqing	16 April 2001	4.072	6,000,000	16 April 2001 to 15 April 2011
	31 August 2001	2.876	2,250,000	31 August 2001 to 30 August 2011
	26 April 2003	2.245	3,000,000	26 April 2003 to 25 April 2013
Ms Ma Xuezheng	16 April 2001	4.072	2,920,000	16 April 2001 to 15 April 2011
	31 August 2001	2.876	1,600,000	31 August 2001 to 30 August 2011
	26 April 2003	2.245	1,600,000	26 April 2003 to 25 April 2013
Mr Liu Chuanzhi	31 August 2001	2.876	2,250,000	31 August 2001 to 30 August 2011
	26 April 2003	2.245	3,000,000	26 April 2003 to 25 April 2013

Note: The above-mentioned share options are options granted by the Company pursuant to its share option schemes.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company or their respective concert parties or their associates had any interests or short positions in the Ordinary Shares, underlying Shares, Convertible Preferred Shares, debentures, convertible securities, warrants, options and derivatives in respect of the Ordinary Shares of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules.

Substantial Shareholders

As at the Latest Practicable Date, the following persons (not being a Director or chief executive of the Company) had an interest or short position in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO or were directly or indirectly interested in 10% or more of the nominal value of the issued ordinary share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

(a) Interests in the Ordinary Shares and underlying Shares of the Company

As at the Latest Practicable Date and post closing of the CPS Subscription

(i) Ordinary Shares

Name	Nature of interest in long position	Capacity and number of Ordinary Shares/underlying Shares held			% of the total issued Ordinary Shares as at the Latest Practicable Date
		Beneficial owner	Corporate interests	Aggregate long/short position	
Legend Holdings Limited *(Note 1)*	Shares	2,710,436,724	1,469,311,247 *(Note 2)*	4,179,747,971	45.32
Employees' Shareholding Society of Legend Holdings Limited *(Note 3)*	Shares	–	4,179,747,971	4,179,747,971	45.32
International Business Machines Corporation *(Note 4)*	Shares and Non-voting Shares	1,742,871,028	–	1,742,871,028	18.90
TPG Advisors IV, Inc	underlying Shares	–	439,217,834	439,217,834	4.76
TPG GenPar IV, L.P.	underlying Shares	–	439,217,834	439,217,834	4.76
TPG Partners IV, L.P.	underlying Shares	–	439,217,834	439,217,834	4.76
TPG IV Acquisition Company LLC *(Note 5)*	underlying Shares	439,217,834	–	439,217,834	4.76
Mr. David Bonderman *(Note 6)*	underlying Shares	–	885,180,238	885,180,238	9.60

(ii) Convertible Preferred Shares

Name	Nature of interest in long position	Capacity and number of Convertible Preferred Shares held: Beneficial owner	Corporate interests	Aggregate long/short position	% of the total Convertible Preferred Shares as at the Latest Practicable Date
GAP (Bermuda) Ltd	Convertible Preferred Shares	–	655,114	655,114	23.99
General Atlantic Partners (Bermuda), L.P. *(Note 7)*	Convertible Preferred Shares	655,114	–	655,114	23.99
GAP Coinvestments III, LLC	Convertible Preferred Shares	42,566	–	42,566	1.56
GAP Coinvestments IV, LLC	Convertible Preferred Shares	11,100	–	11,100	0.41
General Atlantic LLC	Convertible Preferred Shares	–	70,001	70,001	2.56
GAPSTAR, LLC *(Note 8)*	Convertible Preferred Shares	9,750	–	9,750	0.36
General Atlantic Partners 81, L.P. *(Note 9)*	Convertible Preferred Shares	60,251	–	60,251	2.21
GAPCO Management GmBH	Convertible Preferred Shares	–	1,219	1,219	0.04
GAPCO GmBH & Co. KG *(Note 10)*	Convertible Preferred Shares	1,219	–	1,219	0.04
Tarrant Advisors, Inc.	Convertible Preferred Shares	–	390,000	390,000	14.29
Newbridge Asia Advisors III, Inc.	Convertible Preferred Shares	–	390,000	390,000	14.29
Newbridge Asia GenPar III, L.P.	Convertible Preferred Shares	–	390,000	390,000	14.29

Name	Nature of interest in long position	Capacity and number of Convertible Preferred Shares held: Beneficial owner	Corporate interests	Aggregate long/short position	% of the total Convertible Preferred Shares as at the Latest Practicable Date
Newbridge Asia III, L.P.	Convertible Preferred Shares	–	390,000	390,000	14.29
Newbridge Asia Acquisition Company LLC *(Note 11)*	Convertible Preferred Shares	390,000	–	390,000	14.29
TPG Advisors III, Inc	Convertible Preferred Shares	–	312,000	312,000	11.43
TPG GenPar III, L.P.	Convertible Preferred Shares	–	312,000	312,000	11.43
TPG Partners III, L.P.	Convertible Preferred Shares	–	312,000	312,000	11.43
TPG III Acquisition Company, LLC *(Note 12)*	Convertible Preferred Shares	312,000	–	312,000	11.43
T^3 Advisors II, Inc.	Convertible Preferred Shares	–	280,429	280,429	10.27
T^3 GenPar II, L.P.	Convertible Preferred Shares	–	280,429	280,429	10.27
T^3 Partners II, L.P.	Convertible Preferred Shares	–	280,429	280,429	10.27
T^3 II Acquisition Company, LLC *(Note 13)*	Convertible Preferred Shares	280,429	–	280,429	10.27
TPG Advisors IV, Inc.	Convertible Preferred Shares	–	967,571	967,571	35.44
TPG GenPar IV, L.P.	Convertible Preferred Shares	–	967,571	967,571	35.44
TPG Partners IV, L.P.	Convertible Preferred Shares	–	967,571	967,571	35.44

Name	Nature of interest in long position	Capacity and number of Convertible Preferred Shares held: Beneficial owner	Corporate interests	Aggregate long/short position	% of the total Convertible Preferred Shares as at the Latest Practicable Date
TPG IV Acquisition Company LLC	Convertible Preferred Shares	967,571	–	967,571	35.44
Mr David Bonderman *(Note 6)*	Convertible Preferred Shares	–	1,950,000	1,950,000	71.43

Notes:

1. The English company name "Legend Holdings Limited" is a direct transliteration of its Chinese company name.

2. The Shares were beneficially held by Right Lane Limited, a direct wholly-owned subsidiary of Legend Holdings Limited.

3. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited. Therefore, it is taken to be interested, or has short positions, in any Shares in which they are interested or have short positions.

4. As at the Latest Practicable Date, IBM had an interest in an aggregate of 1,742,871,028 Shares and Non-voting Shares, comprising 931,870,515 Shares and 811,000,513 Non-voting Shares. IBM was issued 821,234,569 Shares and 921,636,459 Non-voting Shares on 30 April 2005. On 1 May 2005, IBM entered into the Repurchase Agreement with the Company for the sale of 435,717,757 Non-voting Shares. On 17 May 2005, IBM converted 110,635,946 Non-voting Shares into an equal number of Shares. Save as disclosed above, IBM has not dealt in any Shares since 30 April 2005.

5. TPG IV Acquisition Company LLC is indirectly wholly owned by TPG Advisors IV, Inc.

6. Mr David Bonderman had an interest in underlying Shares by virtue of his shareholding in TPG Advisors IV, Inc., TPG Advisers III, Inc. T^3 Advisors II, Inc. and Tarrant Advisors, Inc. (Tarrant Advisers, Inc. owns 50% of the Shares of Newbridge Asia Advisors III, Inc.).

7. GAP (Bermuda) Ltd is the general partner of General Atlantic Partners (Bermuda), L.P..

8. GAPSTAR, LLC is directly wholly owned by General Atlantic LLC.

9. General Atlantic Partners 81, L.P. is directly wholly owned by General Atlantic LLC.

10. GAPCO GmBH & Co. KG is directly wholly owned by GAPCO Management GmBH.

11. Newbridge Asia Acquisition Company LLC is indirectly wholly owned by Newbridge Asia Advisors III, Inc.

12. TPG III Acquisition Company, LLC is indirectly wholly owned by TPG Advisors III, Inc.

13. T^3 II Acquisition Company, LLC is indirectly wholly owned by T^3 Advisors II, Inc.

(b) Interests in shares of subsidiaries of the Company

Name of subsidiary	Name of substantial shareholder	Percentage of holding
Shenzhen Legend Computer Co., Ltd.	Legend Holdings Limited	20%
	Shenzhen Science and Industry Park Corporation	10%
Legend Creat Holdings Limited	Nanchang Creat Group Co., Ltd.	45%
Lenovo Mobile Communication Co., Ltd.	Xiamen Overseas Chinese Electronic Co., Ltd.	19.2%
Lenovo AI Computer Technology Co., Ltd.	A.I. Software Co., Ltd.	30%

Save as disclosed above, there is no person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 10% or more of the nominal value of the issued ordinary share capital carrying rights to vote in all circumstances at general meeting of any member of the Group or any options in respect of such capital.

INDEBTEDNESS

As at the close of business on 29 April 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the Group had outstanding borrowings in the amount of approximately HK$4,998 million comprising secured short term bank loan of approximately HK$780 million, 5-year term loan of approximately HK$3,900 million and utilised secured banking facilities in the form of bank's letters of credit and letters of guarantee of approximately HK$318 million.

Save as referred to above and apart from intra-group liabilities, the Group did not have, as at the close of business on 29 April 2005, any outstanding bank overdrafts, loans or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities.

MATERIAL CHANGES

The Directors confirmed that there has been no material change in the financial, trading position or prospects of the Company for the period from 31 March 2004 to 31 March 2005 inclusively.

Since 31 March 2005, the following events, which the Directors consider may result in or have a material effect to the financial, trading position or prospects of the Company, have occurred:

(a) Acquisition of the personal computer business of IBM

At Initial IBM Closing on 30 April 2005, the Company acquired the personal computing business of IBM and paid IBM cash consideration of US$650 million (equivalent to approximately HK$5.07 billion). The Company also allotted and issued to IBM 821,234,569 Shares and 921,636,459 Non-voting Shares credited as fully paid up at an issue price of HK$2.675 per share. Immediately following the Initial IBM Closing, IBM held approximately 18.90% of the total issued ordinary share capital of the Company (including voting Shares and Non-voting Shares) and approximately 9.90% of the total voting rights of the Company. The personal computing business would be consolidated in the financial accounts of the Company from Initial IBM Closing. As the IBM Acquisition has only been recently completed, the financial and trading impact on the Company cannot be reasonably ascertained.

(b) Raising of term loan

In connection with the IBM Acquisition, the Company secured a loan facility on 26 April 2005 with certain banks for a term loan of US$500 million (equivalent to approximately HK$3,900 million) partly for the settlement of the cash consideration at the Initial IBM Closing.

The term loan is guaranteed unconditionally jointly and severally by the Company and certain subsidiaries of the Group, bearing interest at the London Interbank Offered Rate plus 0.825% per annum and repayable by instalments in five years.

(c) Issue of the Convertible Preferred Shares and Warrants

Pursuant to the terms of the CPS Subscription which are described in the CPS Subscription Circular, upon the satisfaction of certain conditions and the resolutions passed at the extraordinary general meeting of the Company held on 13 May 2005, the Company issued 2,730,000 Convertible Preferred Shares at an issue price of HK$1,000 ("Stated Value") per Share, together with Warrants to subscribe for an aggregate of 237,417,474 Shares at an initial exercise price of HK$2.725 per Share (subject to certain anti-dilution adjustments), for an aggregate cash consideration of US$350 million (equivalent to approximately HK$2,730 million) on 17 May 2005.

The Convertible Preferred Shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5% per annum on the Stated Value of each Convertible Preferred Share. The Company may defer the payment of cash dividends if it is unable to make such payments by law or under the Company's bank credit facility in effect on the date on which the Convertible Preferred Shares were first issued. If at any time the Company has deferred payment of a dividend, it shall be prohibited from paying cash dividends on its junior securities, including the Ordinary Shares, until all such deferred dividends shall have been paid in full. If the Company fails to pay cash dividends when accumulated or deemed to accumulate, the convertible preferred shareholders will have the right to receive additional interest at the rate of 4.5% per annum on the amount of such cash dividend payment that was not paid when accumulated or deemed to accumulate. No additional Convertible Preferred Shares will be issued in respect of unpaid dividends.

Each Convertible Preferred Share is convertible, at the option of its holder at any time, into a number of Shares equal to the Stated Value divided by HK$2.725, subject to certain anti-dilution adjustments. Shares that are to be issued upon conversion of the Convertible Preferred Shares will rank *pari passu* in all respects with the Shares in issue on the conversion date except that they will not be entitled to any rights or entitlement to dividends or distributions the record date for which precedes the conversion date.

Each Warrant carries the right to subscribe for one Share at the initial exercise price of HK$2.725, subject to certain anti-dilution adjustments, at any time during the five years from 17 May 2005.

The Directors confirmed that there has been no material change in the financial, trading position or prospects of the Company since 31 March 2005 up to the Latest Practicable Date other than those changes arising from the events described above including the impact arising from combining the personal computing business of IBM into the Group.

INTEREST IN CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESS

(a) As at the Latest Practicable Date, none of the Directors or their associates had any direct or indirect interest in any assets which have been, since 31 March 2004 (being the date to which the latest published audited consolidated financial statements of the Group were made up), acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b) As at the Latest Practicable Date, none of the Directors or their associates was materially interested in any contract or arrangement entered into by any member of the Group and subsisting at the date of this circular which was significant in relation to the business of the Group.

(c) As at the Latest Practicable Date, none of the Directors or their associates has interests in a business, apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with the business of the Group.

DEALINGS

Save as disclosed below, during the Relevant Period, none of the Directors had any dealings in any Ordinary Shares, Convertible Preferred Shares, convertible securities, warrants, options and derivatives in respect of such Shares (the "relevant securities"). As at the Latest Practicable Date, there are no dealings in the relevant securities by any persons acting in concert with the Directors during the Relevant Period.

On 20 June 2005, Mr Stephen M Ward, Jr acquired 1,000,000 Shares and the details of the acquisitions are set out below:

Transaction date	No. of Shares acquired	Price per Share
20 June 2005	700,000	US$0.30 (approximately HK$2.34)
20 June 2005	300,000	US$0.31 (approximately HK$2.42)

Save as disclosed in the paragraph headed "Disclosure of Interests" of this Appendix, none of IBM and any person acting in concert with IBM has dealt in the relevant securities during the Relevant Period.

DIRECTORS' SERVICE CONTRACTS

As disclosed in the announcement of the Company dated 23 June 2005, on 30 April 2005, Mr Stephen M Ward, Jr ("Mr Ward"), an Executive Director, the President and Chief Executive Officer of the Company entered into a service contract with the Company for a term of three years pursuant to which upon termination of the service contract by the Company without cause or by Mr Ward for good reasons, Mr Ward may be entitled to compensation and other payments equivalent to more than one year of his emoluments depending on, among other things, his length of service. Under the service contract, Mr Ward is entitled to an annual base salary of US$600,000 (approximately HK$4,680,000) and an annual target bonus of US$1,000,000 (approximately HK$7,800,000) provided that the performance targets set for the relevant financial year are met. Further, the service contract contains a restrictive covenant which generally restricts Mr Ward from engaging in the business of the development, manufacture or sale of general purpose personal computers in the territories where the Group engages in such business as at the date of termination of the service contract following termination of the service contract for a period of up to 18 months. Mr Ward's service contract requires approval of the independent Shareholders at a general meeting of the Company pursuant to Rule 13.68 of the Listing Rules.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or proposed Directors had any existing or proposed service agreement with any member of the Group which will not expire or is not determinable within one year without payment of compensation (other than statutory compensation).

EXPERTS

The following are the qualifications of the experts who have given opinions or advice, which are contained or referred to in this circular:

Name	Qualification	Date of opinion	Nature of opinion or advice
N M Rothschild & Sons (Hong Kong) Limited	Licenced by the Securities and Futures Commission to conduct type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) regulated activities as defined under the Securities and Futures Ordinance	6 July 2005	Letter of advice to the Independent Board Committee and the Independent Shareholders
PricewaterhouseCoopers, Hong Kong	Certified Public Accountants	6 July 2005	Report on the unaudited pro forma financial information of the Enlarged Group

Each of the above experts have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their opinion or advice above-mentioned and reference to their names, in the form and context in which they appear.

None of the above experts have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

None of the above experts have any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 March 2004, being the date up to which the latest published audited consolidated financial statements of the Group were made up.

LITIGATION

There is no litigation or claim of material importance pending or threatened against the Company, or any of its subsidiaries or the business conducted by the Group.

MISCELLANEOUS

(a) The registered office of the Company is at 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(b) The secretary of the Company is Ms Look Pui Fan who is an associate of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(c) The qualified accountant of the Company is Mr Wong Wai Kwong who is a fellow member of The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants.

(d) The share registrar of the Company is Abacus Share Registrars Limited, situated at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) This circular has been prepared in both English and Chinese. In the case of any discrepancies, the English text shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company from the date of this circular up to and including 22 July 2005:

(a) the memorandum and articles of association of the Company;

(b) the Repurchase Agreement;

(c) the letter from the Independent Board Committee, the text of which is set out on page 29 of this circular;

(d) the letter from Rothschild, the text of which is set out on pages 30 to 47 of this circular;

(e) the written consents referred to in the sub-section headed "Experts" in this Appendix;

(f) the Company Agreement, First Amendment Agreement and Second Amendment Agreement;

(g) the Investors' Voting Undertakings;

(h) the Major Shareholder Voting Undertaking;

(i) the Holdings Agreement;

(j) the IBM Circular;

(k) the CPS Subscription Circular;

(l) the annual reports of the Company for the years ended 31 March 2003 and 31 March 2004;

(m) the unaudited pro forma financial information of the Enlarged Group and the report of PricewaterhouseCoopers thereon as set out in Appendix II to this circular;

(n) the preliminary announcement of audited accounts of the Company for the year ended 31 March 2005 announced on 8 June 2005; and

(o) the service contract entered into between Mr Stephen M Ward, Jr and the Company referred to in the sub-section headed "Directors' Service Contracts" in this Appendix.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "Company") will be held at 9:30 a.m. on Monday, 1 August 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing with or without modification the following resolution:

SPECIAL RESOLUTION

"**THAT** the share repurchase agreement dated 1 May 2005 entered into between the Company and International Business Machines Corporation ("**IBM**") (a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) (the "**Repurchase Agreement**") pursuant to which IBM agreed to sell and the Company agreed to purchase the Excess Shares, representing 435,717,757 Non-voting Shares of HK$0.025 each in the share capital of the Company at the total purchase price of approximately US$152,221,909 (approximately HK$1,187,330,888) which is equivalent to HK$2.725 per Non-voting Share and the transactions contemplated under the Repurchase Agreement ("**Share Repurchase**") be and are hereby approved, confirmed and ratified and any director of the Company ("**Director**") be and is hereby authorized to take such action, to do such things and execute such further documents or deeds as the Director may, in his opinion, deem necessary or desirable for the purpose of implementing or giving effect to any of the matters relating to, or incidental to, the Repurchase Agreement or the Share Repurchase.

For the purposes of this resolution:

"Excess Shares"	means 435,717,757 Non-voting Shares, issued to IBM to satisfy part of the consideration for the IBM Acquisition
"IBM Acquisition"	means the Company's acquisition of IBM's global desktop computer and notebook computer business
"Non-voting Shares"	means unlisted ordinary shares of par value HK$0.025 each in the share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares

"Shares" means ordinary shares of nominal value of HK$0.025 each in the share capital of the Company which carry voting rights"

By order of the Board
Lenovo Group Limited
Yang Yuanqing
Chairman

Hong Kong, 6 July 2005

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Executive Directors:
Mr Yang Yuanqing
Mr Stephen M Ward, Jr
Ms Ma Xuezheng

Non-executive Directors:
Mr Liu Chuanzhi
Mr Zhu Linan
Mr James G Coulter
Mr William O Grabe
Mr Shan Weijian

Independent Non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Alternate Directors:
Mr Justin T Chang *(alternate director to Mr James G Coulter)*
Mr Vince Feng *(alternate director to Mr William O Grabe)*
Mr Daniel A Carroll *(alternate director to Mr Shan Weijian)*

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders of any share of the Company carrying voting rights, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice (including the Special Resolution) is for reference only. In case of any discrepancies, the English version shall prevail.

6. The vote to be taken in the Extraordinary General Meeting will be taken by way of poll.

8

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS
APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

The Directors announce that on 27 April 2005, IIPC and Blue Express entered into the China Services Agreement and on 12 May 2005, the Company and IBM entered into the Reverse Transition Services Agreement. Pursuant to the China Services Agreement, Blue Express will provide maintenance and warranty services to IIPC in the PRC on Lenovo Liability Machines sold after the Effective Date. Pursuant to the Reverse Transition Services Agreement, the Group will provide IBM and its affiliates with the Reverse Transition Services with effect from the Effective Date.

Reference is made to the announcements made by the Company dated 8 December 2004 and 30 April 2005 in relation to the very substantial acquisition by the Group of the global desktop computer and notebook computer business of IBM and the Initial Closing, respectively. IBM is now deemed a connected person of the Company by the Stock Exchange and IIPC is a subsidiary of the Company. As IBM has a shareholding interest of 51% in Blue Express, Blue Express is an associate of IBM and hence a connected person of the Company.

Pursuant to Rules 14A.25 to 14A.27 of the Listing Rules, the Company considers that the continuing connected transactions contemplated under the China Services Agreement and the Reverse Transition Services Agreement should be aggregated with the continuing connected transactions as set out in the Company's circular dated 31 December 2004 and approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 27 January 2005. Accordingly, such continuing connected transactions will be subject to the reporting, announcement and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

On 30 April 2005, the Company entered into the Service Contract with Mr Stephen M Ward, Jr, an executive Director, Chief Executive Officer and President of the Company. The Service Contract will require the approval of the Shareholders at a general meeting (at which Mr Ward and his associates shall not vote on the matter) pursuant to Rule 13.68 of the Listing Rules.

An Independent Board Committee comprising all the independent non-executive directors of the Company has been formed to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Shareholders in respect of the Service Contract. N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions.

A circular containing, among other things, a notice convening the EGM, further details of the Continuing Connected Transactions and the Service Contract, a letter from the Independent Board Committee and a letter from the independent financial adviser will be despatched to the Shareholders as soon as practicable.

BACKGROUND

Reference is made to the announcement made by the Company dated 8 December 2004 in relation to the very substantial acquisition by the Group of the global desktop computer and notebook computer business of IBM. Reference is also made to the announcement made by the Company dated 30 April 2005 in relation to the Initial Closing.

IBM is now deemed a connected person of the Company by the Stock Exchange and IIPC is a wholly-owned subsidiary of the Company. As IBM has a shareholding interest of 51% in Blue Express, Blue Express is an associate of IBM and hence a connected person of the Company. The remaining 49% interest in Blue Express is held by an independent third party not connected with any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates as defined under the Listing Rules. IBM has confirmed that save for its 51% interest in Blue Express, it is not connected with the independent third party.

CONTINUING CONNECTED TRANSACTIONS

On 27 April 2005, IIPC and Blue Express entered into the China Services Agreement and on 12 May 2005, the Company and IBM entered into the Reverse Transition Services Agreement. Pursuant to an assignment agreement between the Company and Lenovo (Singapore) Pte. Ltd. dated 30 April 2005, the Company has assigned its rights and obligations under the Reverse Transition Services Agreement to Lenovo (Singapore) Pte. Ltd., a wholly-owned subsidiary of the Company.

Pursuant to Rules 14A.25 to 14A.27 of the Listing Rules, the Company considers that the Continuing Connected Transactions should be aggregated with the continuing connected transactions as set out in the Company's circular dated 31 December 2004 and approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 27 January 2005. Accordingly, the Continuing Connected Transactions will be subject to the reporting, announcement and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules. The Company will comply with the continuing obligations under Rules 14A.36 to 14A.40 of the Listing Rules in respect of the Continuing Connected Transactions. In the event that any of the annual caps under the China Services Agreement or the Reverse Transition Services Agreement are exceeded or either agreement is renewed or materially varied, the Company will re-comply with the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules.

China Services Agreement

Date

27 April 2005

Parties

International Information Products (Shenzhen) Co., Ltd. ("**IIPC**") and Changchun Blue Express Computer Engineering Technology Co., Ltd. ("**Blue Express**")

Maintenance and Warranty Services

Blue Express will provide maintenance and warranty services to IIPC in the PRC on the Lenovo Liability Machines. The Lenovo Liability Machines are IBM logoed, other logoed and non-logoed Products (although it is currently contemplated that this will mainly be IBM-logoed Products) which will be sold after the Effective Date, that is, the date which is the later of the Initial Closing Date and the date on which all of the Stock Exchange's regulatory requirements have been complied with and/or Independent Shareholders' approval of the China Services Agreement has been obtained. In practice, the Effective Date will be the date on which the Independent Shareholders' approval has been obtained.

Consideration

The China Services Agreement comprises different types of warranty services and a rate has been fixed in respect of each type of warranty service. The service fees payable will be the product of (i) the rate in respect of a particular type of service; and (ii) the actual number of Lenovo Liability Machines receiving that particular type of service in a particular year. The service fees charged by Blue Express are no less favourable to the Group than the terms offered by Blue Express to its independent customers in the PRC. It is not possible to compare the charges of Blue Express against charges of independent service providers as the Company is not aware of another service provider which provides the same geographical coverage in the PRC and which has the technical expertise to provide maintenance and warranty services specifically for Lenovo Liability Machines.

The service fees have been agreed upon between IIPC and Blue Express as a result of arm's length negotiations.

Term

The China Services Agreement shall become effective on the Effective Date. The term of this agreement is five years from the Effective Date and, subject to compliance with the relevant Listing Rules, will extend for a term of one or more additional periods of one year each unless either party gives written notice of termination at least six months prior to the then-scheduled expiration of the term. The Company will ensure compliance with the applicable Listing Rules before the term of the China Services Agreement is extended after the initial five-year term.

The first annual review will be conducted jointly by IIPC and Blue Express in August 2006. If the parties cannot agree on the scope of work, service level commitment and service fees by the end of September 2006, IIPC shall have the right, at its sole discretion, to terminate this agreement within 15 days after such date by serving six months' written notice on Blue Express (in practice, this date could not be later than 15 October 2006). Nevertheless, if IIPC does not exercise its right to terminate this agreement, Blue Express shall be obliged to continue to provide the services upon the same terms and conditions until the later of termination or expiration of this agreement.

In addition, the China Services Agreement may be terminated prior to its scheduled expiration if: (i) the parties so agree in writing; (ii) the non-defaulting party gives notice to the defaulting party if the latter fails to rectify a material breach; (iii) either party ceases business or suspends operations for a period exceeding 12 months; or (iv) either party is subject to insolvency proceedings.

The 5-year term of the China Services Agreement will enable IIPC to bargain for better rates and better service levels and more importantly, to ensure continuity and consistency of warranty services for the customers. An agreement with a longer term will also give Blue Express the incentive to continuously invest in and improve its service capability. Furthermore, as some of the Lenovo Liability Machines (which will be sold for a period of 18 months after Initial Closing) will have a warranty period of 3 years, a term of 5 years is desirable in order to cover the entire warranty period of such machines.

Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser will explain why a term of 5 years is required and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the Independent Board Committee and the Independent Shareholders which will form part of the circular to be despatched to the Shareholders as soon as practicable.

Annual Caps

The Company expects that the aggregate amount of fees payable by IIPC to Blue Express under the China Services Agreement for each of the six financial years ending on 31 March 2011 will be as follows:

Annual Cap for the year ending	*US$*	*HK$*
31 March 2006	8,800,000	68,640,000
31 March 2007	22,000,000	171,600,000
31 March 2008	13,600,000	106,080,000
31 March 2009	9,300,000	72,540,000
31 March 2010	1,600,000	12,480,000
31 March 2011	340,000	2,652,000

The annual caps have been calculated by reference to: (i) the estimated sales of the Lenovo Liability Machines; (ii) the estimated failure rate of the Lenovo Liability Machines based on the historical failure rate in 2004; and (iii) the service fees charged by Blue Express for providing similar services to IIPC in the second to fourth quarters of 2004. As the service fees paid by IIPC in the years 2002, 2003 and the first quarter of 2004 were fixed (based on a certain percentage of the revenue of IIPC regardless of the number of machines which required the warranty services), it is not meaningful to compare the historical fees for the years 2002 and 2003 and the first quarter of 2004 against the annual caps under the China Services Agreement. The historical fees for the period from 1 April 2004 to 31 March 2005 were approximately US$6,410,000 (approximately HK$49,998,000) (the basis of charge is similar to that under the China Services Agreement).

The Lenovo Liability Machines are IBM logoed, other logoed and non-logoed Products (although it is currently contemplated that this will mainly be IBM-logoed Products) which will be sold by the Group after the Effective Date.

As it is envisaged that there will be growth in the sales of the machines in the first 18 months after Initial Closing and certain services not previously provided by Blue Express will now be provided under the China Services Agreement, the annual cap for the year ending 31 March 2006 is more than the aggregate historical fees for the period from 1 April 2004 to 31 March 2005. As it is less likely that the Lenovo Liability Machines will require servicing in the first year of the warranty period and the accumulated sales in the second year after the Effective Date will be higher than that in the first year given the passage of time, there is an increase in the annual cap for the year ending 31 March 2007 from that in the year ending 31 March 2006. As the Company will only have the right to use the IBM trademark and logo (solely and not jointly with any other trademark or logo) for a period of 18 months after Initial Closing and some of the Lenovo Liability Machines have a warranty period of one year (although some have a period of three years), it is expected that demand for servicing will be highest in the first and second year of the term of the China Services Agreement.

Reverse Transition Services Agreement

Date

12 May 2005

Parties

The Company and IBM

The Reverse Transition Services Agreement was first entered into on 30 April 2005 and subsequently amended on 2 May and 12 May 2005. Pursuant to an assignment agreement between the Company and Lenovo (Singapore) Pte. Ltd. dated 30 April 2005, the Company has assigned its rights and obligations under the Reverse Transition Services Agreement to Lenovo (Singapore) Pte. Ltd.

The Reverse Transition Services were not contemplated at the time of the Transition Services Agreement. The Company and IBM commenced discussions on the Reverse Transition Services after the despatch of the circular dated 31 December 2004. Furthermore, the Company and IBM needed time to discuss in detail the terms and conditions of the Reverse Transition Services Agreement. Whilst the Reverse Transition Services Agreement forms part of the transitional agreements which have to be put into place in relation to the very substantial acquisition, it is not a condition precedent to Initial Closing and hence will be approved separately in the EGM.

The Group will provide IBM and its affiliates with the Reverse Transition Services which will include:

After sales services

(a) *Warranty services and support transition services* – management of day-to-day activities for customer satisfaction issues relating to parts required for service on a global level; operate and manage e-support content and websites including all technical content, site maintenance, problem management and overall design; management of delivery to authorised business partner and provision of technical support (initial term covering the period from the Effective Date until 30 April 2009 and IBM has the right to extend the term for one additional year to 30 April 2010);

(b) *Legacy products services* – provision of service relating to product safety and compliance with relevant regulations (from the Effective Date to 30 April 2010);

Procurement

(c) *Procurement and Lenovo ISC Engineering services* – provision of ongoing procurement and manufacturing functions in relation to certain computer hardware (from the Effective Date to 30 April 2006);

Programming

(d) *Lenovo ISC Engineering services* – provision of programming support to IBM in relation to certain Intel based server (from the Effective Date to 30 April 2006);

Sales

(e) *Japan Lenovo DAC support services* – provision of x-Series brand program clean up and support and support/response for DAC Activator related data requests in Japan (with effect from the Effective Date to 31 December 2005);

Marketing

(f) *Marketing database content management services* – provision of service to maintain databases covering day to day issues, administration duties, new requirements and testing of new template release with marketing guidelines from IBM in relation to x-Series and relevant marketing materials (from the Effective Date to 31 December 2005); and

Sharing of GMV client data

(g) *Sharing of GMV client data between IBM and Lenovo* – provision of client information data which utilise data from outside consultants (from the Effective Date to 30 April 2008).

Consideration

The Reverse Transition Services (save for the Japan Lenovo DAC support services) will be provided by the Group to IBM and its affiliates on a cost basis. The proportion which the cost of the warranty services and support transition services will bear to the total cost will be equivalent to the proportion which the number of IBM liability machines will bear to the total number of machines requiring such services in a particular year. The costs of the Japan Lenovo DAC support services and sharing the GMV client data will be fixed (based on arm's length negotiations). The cost of the other services will be based on the cost of the estimated manpower to perform the services. All of the above service fees have been agreed upon as a result of arm's length negotiations.

As the Reverse Transition Services form part of the transitional arrangements which have been put into place between the Company and IBM in relation to the acquisition by the Group of the global desktop computer and notebook computer business of IBM, such services are unique in the context of the acquisition and accordingly, there are no market comparables against which the service fees may be compared.

Term

The provision of the Reverse Transition Services will become effective on the Effective Date and range in duration from 7 months to 5 years (please see above for the term of each Reverse Transition Service). The Reverse Transition Services Agreement will terminate upon the earlier to occur of: (i) the last date indicated for the termination of a Reverse Transition Service in the Reverse TSA Service Description Attachments; (ii) the date on which all of the Reverse Transition Services have been terminated. IBM may cancel any Reverse Transition Service or reduce the amount of any separately priced portion of a Reverse Transition Service at any time upon 60 days' prior written notice.

The Reverse Transition Services set out under paragraphs (a) and (b) above have to be for a term of approximately 5 years (as the case may be) as this coincides with the normal product life cycle of the machines sold by IBM prior to Initial Closing. Further reasons as to why the term of these Reverse Transition Services is longer than the term of the services provided under the Transition Services Agreement will be included in the circular to be despatched to the Shareholders as soon as practicable.

Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser will explain why a term of approximately 5 years is required and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the Independent Board Committee and the Independent Shareholders which will form part of the circular to be despatched to the Shareholders as soon as practicable.

Annual Caps

The Company expects that the aggregate amount of fees payable to the Group under the Reverse Transition Services Agreement for each of the six financial years ending on 31 March 2011 will be as follows:

Annual Cap for the year ending	*US$*	*HK$*
31 March 2006	45,400,000	354,120,000
31 March 2007	29,800,000	232,440,000
31 March 2008	7,600,000	59,280,000
31 March 2009	2,900,000	22,620,000
31 March 2010	1,700,000	13,260,000
31 March 2011	120,000	936,000

The annual caps have been determined by reference to the actual cost and the estimated number of machines requiring a particular reverse transition service in a particular year. As the number of machines sold by IBM prior to Initial Closing which are in use will decrease over time, it is expected that the demand for the Reverse Transition Services will decrease over time. Accordingly, the annual caps decrease by each financial year.

REASONS FOR, AND BENEFITS OF, THE CONTINUING CONNECTED TRANSACTIONS

China Services Agreement

Blue Express is widely regarded as one of the leading providers of after-sales services in the PRC and it is one of the few service providers which have extensive country wide coverage which is required by the Company's top enterprise customers and end users. Prior to the Effective Date, Blue Express had been providing maintenance and warranty services to IIPC's customers since 1996 and the employees of Blue Express are familiar with both the specifications of the IBM products and customers. It would be in the interests of the Company to maintain a close relationship with Blue Express after Initial Closing to help ensure a smooth transition and to minimise customer attrition as the Company will be able to continue to provide the quality warranty services to which IBM's customers are accustomed. A strategic partnership with Blue Express will also provide the Company with a competitive advantage in establishing and maintaining the premium image of the Company's product offerings in the PRC and to increase its credibility with enterprise customers.

Furthermore, under the China Services Agreement, Blue Express will provide IIPC with improved service levels at lower service fees as compared to what Blue Express had been offering to IBM prior to the Effective Date, the Directors believe that the new services thereunder provide good value for money from the Company's perspective.

Reverse Transition Services Agreement

The Reverse Transition Services form part of the transitional arrangements which have been put into place in relation to the acquisition by the Group of the global desktop computer and notebook computer business of IBM. The terms of the Reverse Transition Services Agreement have been negotiated on an arm's length basis and in the same spirit as the Transition Services Agreement between the Company and IBM dated 7 December 2004.

Upon the Initial Closing, certain employees of the personal computing division of IBM were transferred to the Company. Under the Reverse Transition Services Agreement, the Company will be able to leverage on such employees' expertise in order to ensure a smooth transition and to minimise customer attrition as customers will continue to be served by essentially the same dedicated team. From a practical perspective, to the customers, there is no difference between a IBM-logoed machine sold prior to Initial Closing and one that is sold thereafter, thus, from the Company's perspective, it is important that the IBM liability machines are serviced by the same team providing the same service standards in order to ensure the confidence of customers in machines with the IBM logo.

Furthermore, this arrangement will allow the Company to better utilise its resources acquired from IBM as well as having IBM share part of the cost (in proportion to the services performed under this agreement) for maintaining the relevant departments and personnel for which the Company would otherwise be solely liable. It is expected that the time that they will be required to spend in performing the Reverse Transition Services will only constitute a small portion of the Company's time cost and resources as a whole.

The Directors (including the independent non-executive directors) are of the view that so far as the Independent Shareholders are concerned, the China Services Agreement and the Reverse Transition Services Agreement and their respective terms (including the basis of the allocation of cost under the Reverse Transition Services Agreement) have been negotiated on an arm's length basis, are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. Since the Initial Closing, the principal activity of the Group is the provision of desktop and notebook computers in worldwide markets. The Group also provides information technology products including mobile handsets, servers, peripherals and digital entertainment products in the PRC.

IIPC mainly provides supply chain management, research support, sales support, technical support, procurement and logistics services. It is also a key production and distribution centre of notebooks as well as a key export and production base of desktop computers of the Group.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. Over the past decade, IBM has been a leader in the information technology market's shift of focus from selling hardware, software, and services, to the creation of solutions to clients' business problems. The common stock of IBM is listed on the New York, Chicago and Pacific stock exchanges and on other exchanges in the USA and around the world.

Blue Express was founded in January 1996 to handle primarily the after-sales services for IBM's personal computers in the PRC. As Blue Express expanded its geographical coverage in the PRC over the last few years, it has now extended its business scope to include the provision of after-sales services for IBM's low-end servers and the undertaking of out-tasking services for companies that wish to outsource their personal computer technical support function. Blue Express has 170 service centres covering over 2,000 cities and towns in the PRC.

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

On 30 April 2005, the Company entered into the Service Contract with Mr Stephen M Ward, Jr, an executive Director, the Chief Executive Officer and President of the Company. The Service Contract will require the approval of the Shareholders at a general meeting (at which Mr Ward and his associates shall not vote on the matter) pursuant to Rule 13.68 of the Listing Rules. Reference is made to the Company's announcement dated 30 April 2005 regarding his appointment.

Term and termination

The Service Contract is for a term of three years and may be terminated by either party serving 30 days' written notice on the other (save for termination by the Company for Cause, termination by Mr Ward for Good Reason or Mr Ward's death or disability).

Base salary and bonus

Mr Ward's annual base salary is US$600,000 (approximately HK$4,680,000) and his annual target bonus is US$1,000,000 (approximately HK$7,800,000), the latter is only payable if the performance targets for the relevant financial year have been met. Further details of the components of such performance targets will be included in the circular to be despatched to the Shareholders as soon as practicable. If such performance targets have been exceeded, subject to (among other things) the recommendation of the remuneration committee (comprising a majority of independent non-executive directors of the Company at the relevant time) and the approval of the board of directors of the Company, Mr Ward shall be entitled to an increased bonus, in the Company's discretion, of up to US$3,000,000 (approximately HK$23,400,000) for the relevant financial year.

Restrictive covenant

Pursuant to the Service Contract, Mr Ward is bound by a restrictive covenant which provides that for 18 months (if the Service Contract is terminated by the Company for Cause or by Mr Ward without Good Reason) or for 12 months (if the Service Contract is terminated by the Company without Cause or by Mr Ward with Good Reason), Mr Ward shall not, among other things and subject to certain exceptions, directly or indirectly engage in any business primarily engaged in the development or manufacture or sale of general purpose personal computers anywhere that the Group engages in such business as at the date of termination of the Service Contract.

Termination compensation

Certain provisions of the Service Contract provide that upon termination of the Service Contract, Mr Ward may be entitled to compensation and other payments (primarily consisting of one year's base salary and target bonus, continued health and welfare coverage for one year, accelerated vesting of equity-based incentives and payment of cash based long-term incentives) equivalent to more than one year's emoluments depending on a number of factors including his length of service, the performance of the Company, the amount of his unvested equity awards and the amount of his annual bonus (the "**Relevant Provisions**"). The basis of calculating the compensation and other payments payable to Mr Ward upon termination of the Service Contract depends largely on the circumstances surrounding the termination – whether the Service Contract has been terminated by the Company with or without Cause or by Mr Ward with or without Good Reason. Further details of the bases of calculation will be included in the circular to be despatched to the Shareholders as soon as practicable. The compensation and other payments payable to Mr Ward upon termination of the Service Contract will be calculated in accordance with the Relevant Provisions, to this extent, the amount will be set according to objective criteria. However, certain components of the compensation package (mainly the increased bonus) will be subject to the recommendation of the remuneration committee and approval of the board of directors of the Company.

There will not be a cap on the compensation and other payments payable to Mr Ward upon termination of the Service Contract. Compensation will not be payable by Mr Ward if he terminates the Service Contract during its term.

Further details of the Service Contract will be contained in the circular to be despatched to the Shareholders as soon as practicable.

Approval at the EGM

Accordingly, the Service Contract including the Relevant Provisions will require approval of the Shareholders at a general meeting of the Company (at which Mr Ward and his associates shall not vote on the matter) pursuant to Rule 13.68 of the Listing Rules. According to the register maintained by the Company pursuant to Part XV of the Securities and Futures Ordinance, as at the date of this announcement, Mr Ward holds 1,000,000 Shares and none of his associates holds any Shares. In the event that the Service Contract is not approved by the Shareholders, the Relevant Provisions shall forthwith become null and void and any payments which may be made to Mr Ward upon termination of the Service Contract will not exceed one year's emoluments but the remaining provisions of the Service Contract (including the provisions which will entitle Mr. Ward to receive compensation not exceeding one year's emoluments upon termination thereof) shall remain in effect. Further details of the components of his one year's emoluments will be included in the circular.

The Independent Board Committee will advise the independent Shareholders as to whether the terms of the Service Contract (including the mechanism to ensure compliance with Rule 13.68 of the Listing Rules whereby Mr. Ward will receive compensation not exceeding one year's emoluments in the event that the Service Contract and the Relevant Provisions are not approved by the independent Shareholders) are fair and reasonable and whether it is in the interests of the Company and the Shareholders as a whole and advise the independent Shareholders on how to vote.

GENERAL

IBM is deemed a connected person of the Company by the Stock Exchange and IIPC is a subsidiary of the Company. As IBM has a shareholding interest of 51% in Blue Express, Blue Express is an associate of IBM and hence a connected person of the Company. Accordingly, the transactions contemplated under the China Services Agreement and the Reverse Transition Services Agreement will constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. Such transactions will be subject to the reporting, announcement and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

IBM and its associates shall abstain from voting on resolutions in connection with the Continuing Connected Transactions at the EGM. The Directors are of the view that the Major Shareholder does not have any interest in the Continuing Connected Transactions which is different from the interest of the other Shareholders (excluding IBM and its associates).

On 30 April 2005, the Major Shareholder and IBM entered into a voting undertaking agreement pursuant to which the Major Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any applicable authority, undertaken and agreed with IBM to vote (or procure to be voted) at any general meeting of the Shareholders (or any adjournment thereof) in favour of resolutions in respect of: (i) the Initial Closing Continuing Connected Transactions; and (ii) "refresh", pursuant to Rule 14A.36 of the Listing Rules, the connected transaction approvals granted in respect of some or all of the Initial Closing Continuing Connected Transactions.

Mr Ward and IBM have reached an understanding that IBM will vote in favour of the resolution to approve the Service Contract at the EGM. IBM will approach the Stock Exchange to determine whether it may vote on the resolution to approve the Service Contract at the EGM.

Pursuant to an undertaking dated 30 April 2005, the Major Shareholder has, subject to the Listing Rules, undertaken to vote in favour of the resolution approving the terms of the Service Contract at a general meeting of the Company. This voting undertaking has been entered into with a view to securing Mr. Ward's services to the Company which the Major Shareholder considers to be invaluable to the Company. The Major Shareholder's interest in the Service Contract is no different from that of any other Shareholder. The Major Shareholder has confirmed that it does not have any connection with Mr. Ward and his associates other than the voting undertaking above.

The Company and the Major Shareholder will approach the Stock Exchange to determine whether the Major Shareholder may vote on the resolutions to be proposed at the EGM.

An Independent Board Committee comprising the independent non-executive directors of the Company has been formed to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the independent Shareholders in respect of the Service Contract. N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions.

Votes taken at the EGM to seek approval of the Continuing Connected Transactions (together with the annual caps thereunder) and the Service Contract will be taken by poll.

A circular containing, among other things, a notice convening the EGM, further details of the Continuing Connected Transactions and the Service Contract, a letter from the Independent Board Committee and a letter from the independent financial adviser will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"associate"	has the meaning set out in the Listing Rules
"Blue Express"	Changchun Blue Express Computer Engineering Technology Co., Ltd. which is held as to 51% by IBM as at the date of this announcement
"Cause"	means, broadly speaking: (i) conviction of or committing a felony or any misdemeanour involving moral turpitude; (ii) gross negligence or gross misconduct resulting in material and demonstrable harm to the Company; (iii) embezzlement or other material acts of dishonesty; or (iv) a material breach of any provision of the Service Contract by Mr Ward
"China Services Agreement"	the services agreement entered into by IIPC and Blue Express on 27 April 2005, details of which are set out in the section headed "China Services Agreement" in this announcement
"Company"	Lenovo Group Limited, a company incorporated on 5 October 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Continuing Connected Transactions"	the transactions contemplated under the China Services Agreement and the Reverse Transition Services Agreement
"controlling shareholder"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Effective Date"	the later of (i) the Initial Closing Date; and (ii) the date on which all Stock Exchange's regulatory requirements have been complied with and/or Independent Shareholders' approval of the Continuing Connected Transactions has been obtained

"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving, among other things, the Continuing Connected Transactions and the Service Contract
"Good Reason"	means, broadly speaking: (i) material reduction in Mr Ward's annual base salary, target annual bonus and other benefits; (ii) relocation of his principal place of employment; (iii) failure by the Company to pay compensation and other benefits to him; (iv) failure to elect or re-elect him to the positions of Chief Executive Officer, President and Director or removal from such positions; (v) material diminution in his duties and responsibilities; or (vi) a material breach of any provision of the Service Contract by the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"IIPC"	International Information Products (Shenzhen) Co., Ltd., a wholly-owned subsidiary of the Company following the Initial Closing
"Independent Board Committee"	the independent board committee comprising the independent non-executive directors of the Company for the purpose of advising the Independent Shareholders in connection with the Continuing Connected Transactions
"Independent Shareholders"	Shareholders other than IBM and its associates
"Initial Closing"	initial closing of the very substantial acquisition by the Group of the global desktop computer and notebook computer business of IBM
"Initial Closing Continuing Connected Transactions"	all agreements and other arrangements entered into by IBM and the Company or either of their respective subsidiaries or affiliates as of the Initial Closing
"Initial Closing Date"	the date on which Initial Closing took place,being 30 April 2005 (Eastern Daylight Time)
"Lenovo Liability Machines"	IBM logoed, other logoed and non-logoed Products sold by the Group after the Effective Date
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

"Major Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 49% of all of the Shares as at the date of this announcement
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Products"	desktop personal computers and ThinkPad laptop personal computers and peripherals
"Reverse Transition Services Agreement"	the reverse transition services agreement entered into by the Company and IBM on 30 April 2005 as amended by an amendment agreement dated 2 May 2005 and a second amendment agreement dated 12 May 2005, details of which are set out in the section entitled the "Reverse Transition Services Agreement" in this announcement
"Reverse Transition Services"	collectively, the reverse transition services set forth in or contemplated by the Reverse TSA Service Description Attachments
"Reverse TSA Service Description Attachments"	attachments to the Reverse Transition Services Agreement
"Service Contract"	the service contract dated 30 April 2005 between the Company and Mr Stephen M Ward, Jr, an executive Director, Chief Executive Officer and President of the Company
"Shareholders"	holders of the Shares
"Shares"	ordinary shares of par value HK$0.025 each in the share capital of the Company
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning set out in the Listing Rules
"Transition Services Agreement"	the transition services agreement entered into between the Company and IBM on 7 December 2004
"US$"	United States Dollar, the lawful currency of USA
"USA"	the United States of America

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

As of the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen M Ward, Jr and Ms Ma Xuezheng, the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe, Mr Shan Weijian, Mr Justin T Chang (alternate Director to Mr James G Coulter), Mr Vince Feng (alternate Director to Mr William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr Shan Weijian); and the Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei, and Mr Ting Lee Sen.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, 23 June 2005

"Please also refer to the published version of this announcement in The Standard"

9

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

2004/05 ANNUAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

- Turnover achieved HK$22,555 million
- EBITDA reached HK$1,174 million
- Profit attributable to shareholders attained HK$1,120 million
- Basic earnings per share was 14.99 HK cents. Fully diluted earnings per share was 14.97 HK cents
- Proposed final dividend is 2.8 HK cents per ordinary share

AUDITED CONSOLIDATED RESULTS

The board of directors (the "Directors") of Lenovo Group Limited (the "Company") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2005, together with comparative figures for last year, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	**2005** *HK$'000*	2004 *HK$'000*
Turnover	*2*	**22,554,678**	23,175,944
Earnings before interest, taxation, depreciation and amortization expenses		**1,173,616**	1,125,129
Depreciation expenses		**(184,490)**	(211,161)
Amortization of intangible assets		**(58,078)**	(34,999)
Impairment of assets		**(51,364)**	–
Gains on disposal of investments		**156,958**	47,558
Finance income		**105,677**	93,368
Profit from operations	*3*	**1,142,319**	1,019,895
Finance costs		**(6,667)**	(2,881)
		1,135,652	1,017,014
Share of losses of jointly controlled entities		**(12,327)**	(39,053)
Share of profits of associated companies		**4,182**	16,891
Profit before taxation		**1,127,507**	994,852
Taxation	*4*	**(35,184)**	20,150
Profit after taxation		**1,092,323**	1,015,002
Minority interests		**27,823**	37,883
Profit attributable to shareholders		**1,120,146**	1,052,885
Dividends	*5*	**388,806**	373,628
Earnings per share			
– Basic	*6*	**14.99 HK cents**	14.09 HK cents
– Fully diluted	*6*	**14.97 HK cents**	13.99 HK cents

CONSOLIDATED BALANCE SHEET

	Note	As at March 31, 2005 HK$'000	As at March 31, 2004 HK$'000
Non-current assets			
Intangible assets		**513,078**	646,986
Tangible fixed assets		**878,144**	987,272
Construction-in-progress		**257,159**	260,377
Investments in jointly controlled entities		**191,523**	124,124
Investments in associated companies		**52,067**	112,682
Investment securities		**62,970**	75,982
Deferred tax assets		**53,498**	34,718
Other non-current assets		**569,673**	–
		2,578,112	2,242,141
Current assets			
Inventories		**878,900**	1,393,018
Trade receivables	7	**851,337**	1,230,944
Notes receivable		**1,137,174**	520,321
Deposits, prepayments and other receivables		**567,046**	301,513
Tax recoverable		**–**	4,033
Cash and cash equivalents		**3,019,385**	2,650,071
		6,453,842	6,099,900
Current liabilities			
Trade payables	7	**2,276,070**	2,155,057
Notes payable		**195,032**	356,531
Accruals and other payables		**716,906**	616,897
Amounts due to jointly controlled entities		**108,446**	108,471
Tax payable		**493**	5,031
Current portion of long term liabilities		**175,866**	55,453
		3,472,813	3,297,440
Net current assets		**2,981,029**	2,802,460
Total assets less current liabilities		**5,559,141**	5,044,601
Financed by:			
Share capital		**186,870**	186,890
Reserves		**5,017,528**	4,301,834
Shareholders' funds		**5,204,398**	4,488,724
Minority interests		**23,609**	29,330
Long-term liabilities		**331,134**	526,547
		5,559,141	5,044,601

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2005 *HK$'000*	2004 *HK$'000*
Net cash inflow from operating activities	**1,259,545**	817,784
Net cash outflow from investing activities	**(485,782)**	(296,522)
Net cash outflow from financing activities	**(404,430)**	(679,462)
Increase/(decrease) in cash and cash equivalents	**369,333**	(158,200)
Effect of foreign exchange rate changes	**(19)**	(52)
Cash and cash equivalents at the beginning of the period	**2,650,071**	2,808,323
Cash and cash equivalents at the end of the period	**3,019,385**	2,650,071

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital *HK$'000*	**Share premium** *HK$'000*	**Surplus arising on consolidation** *HK$'000*	**Exchange reserve** *HK$'000*	**Investment revaluation reserve** *HK$'000*	**Share redemption reserve** *HK$'000*	**(Accumulated losses)/ retained earnings** *HK$'000*	**Total** *HK$'000*
Balance as at April 1, 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Losses in fair market value of investment securities	-	-	-	-	(4,247)	-	-	(4,247)
Exchange differences	-	-	-	(111)	-	-	-	(111)
Net gains and losses not recognized in the consolidated profit and loss account	-	-	-	(111)	(4,247)	-	-	(4,358)
Profit for the year	-	-	-	-	-	-	1,120,146	1,120,146
Reserves written off on disposal of subsidiaries	-	-	-	(2,377)	-	-	-	(2,377)
Reserves realized on disposal of investment securities	-	-	-	-	(12,908)	-	-	(12,908)
Impairment of investments	-	-	-	-	19,601	-	-	19,601
Exercise of share options	168	15,065	-	-	-	-	-	15,233
Repurchase of shares	(188)	(16,093)	-	-	-	188	-	(16,093)
Dividends paid	-	-	-	-	-	-	(403,570)	(403,570)
As at March 31, 2005	186,870	4,761,498	27,871	2,093	(3,530)	3,086	226,510	5,204,398

	Share capital HK$'000	Share premium HK$'000	Surplus arising on consolidation HK$'000	Exchange reserve HK$'000	Investment revaluation reserve HK$'000	Share redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
Balance as at April 1, 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	-	-	-	-	20,144	-	-	20,144
Exchange differences	-	-	-	270	-	-	-	270
Net gains and losses not recognized in the consolidated profit and loss account	-	-	-	270	20,144	-	-	20,414
Profit for the year	-	-	-	-	-	-	1,052,885	1,052,885
Reserves realized on disposal of investment securities	-	-	-	-	(11,624)	-	-	(11,624)
Exercise of share options	265	28,471	-	-	-	-	-	28,736
Repurchase of shares	(309)	-	-	-	-	309	(28,394)	(28,394)
Dividends paid	-	-	-	-	-	-	(761,814)	(761,814)
As at March 31, 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724

NOTES TO THE ACCOUNTS

1. Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that investment securities are stated at fair value.

2. Turnover, revenue and segment information

(a) Primary reporting format – business segments

(i) For the year ended March 31, 2005:

	Corporate IT business ***HK$'000***	**Consumer IT business** ***HK$'000***	**Handheld device business** ***HK$'000***	**Other business** ***HK$'000***	**Total** ***HK$'000***
Profit and loss account					
Turnover	**12,225,923**	**7,768,024**	**2,202,929**	**357,802**	**22,554,678**
Segment operating results	**658,034**	**463,459**	**(54,462)**	**(87,378)**	**979,653**
Amortization of goodwill and marketing right					**(48,605)**
Impairment of assets					**(51,364)**
Gains on disposal of investments					**156,958**
Finance income					**105,677**
Finance costs					**(6,667)**
Contribution to operating profit					**1,135,652**
Share of losses of jointly controlled entities					**(12,327)**
Share of profits of associated companies					**4,182**
Profit before taxation					**1,127,507**
Taxation					**(35,184)**
Profit after taxation					**1,092,323**
Minority interest					**27,823**
Profit attributable to shareholders					**1,120,146**

(ii) For the year ended March 31, 2004:

	Corporate IT business HK$'000	Consumer IT business HK$'000	Handheld device business HK$'000	Other business HK$'000	Total HK$'000
Profit and loss account					
Turnover	11,925,240	7,760,668	2,050,164	1,439,872	23,175,944
Segment operating results	724,886	432,225	(76,910)	(153,958)	926,243
Amortization of goodwill					(25,274)
Gains on disposal of investments					47,558
Others					(22,000)
Finance income					93,368
Finance costs					(2,881)
Contribution to operating profit					1,017,014
Share of losses of jointly controlled entities					(39,053)
Share of profits of associated companies					16,891
Profit before taxation					994,852
Taxation					20,150
Profit after taxation					1,015,002
Minority interest					37,883
Profit attributable to shareholders					1,052,885

(b) Secondary reporting format – geographical segments

As over 90% of the Group's business operations are located in the People's Republic of China, no geographical segment analysis is presented.

3. Profit from operations

		2005 *HK$'000*	2004 *HK$'000*
(a)	Turnover	**22,554,678**	23,175,944
	Cost of sales	**(19,227,770)**	(19,787,944)
	Gross profit	**3,326,908**	3,388,000
	Finance income	**105,677**	93,368
	Gains on disposal of investments	**156,958**	47,558
	Impairment of assets	**(51,364)**	–
	Distribution expenses	**(1,614,398)**	(1,686,932)
	Administrative expenses	**(354,188)**	(343,306)
	Other operating expenses	**(369,196)**	(443,794)
	Amortization of intangible assets	**(58,078)**	(34,999)
	Total operating expenses *(See (b))*	**(2,395,860)**	(2,509,031)
	Profit from operations	**1,142,319**	1,019,895
(b)	Analysis of total operating expenses by nature:		
	Selling expenses	**(573,017)**	(558,124)
	Promotional and advertising expenses	**(354,540)**	(395,905)
	Staff costs	**(875,433)**	(851,476)
	Other expenses	**(534,792)**	(668,527)
	Amortization of intangible assets	**(58,078)**	(34,999)
	Total operating expenses	**(2,395,860)**	(2,509,031)

4. Taxation

The amount of taxation charged/(credited) to the consolidated profit and loss amount represents:

	2005 *HK$'000*	2004 *HK$'000*
Current taxation outside Hong Kong	**53,183**	14,482
Deferred taxation	**(18,780)**	(35,048)
	34,403	(20,566)
Share of taxation attributable to:		
Jointly controlled entities	**190**	84
Associated companies	**591**	332
Taxation charged/(credited)	**35,184**	(20,150)

5. Dividends

	2005 *HK$'000*	2004 *HK$'000*
Interim dividend of 2.4 HK cents per ordinary share (2003/04: 2.0 HK cents)	**179,378**	149,436
Proposed final dividend of 2.8 HK cents per ordinary share (Final dividend paid, 2003/04: 3.0 HK cents)	**209,428**	224,192
	388,806	373,628

At a board meeting held on June 8, 2005, the Directors recommended a final dividend of 2.8 HK cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended March 31, 2006.

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2005	2004
Earnings for the purpose of basic and diluted earnings per share *(HK$'000)*	**1,120,146**	1,052,885
Weighted average number of shares for the purpose of basic earnings per share	**7,475,070,185**	7,471,766,157
Effect of potential dilutive shares	**9,417,271**	53,541,036
Weighted average number of shares for the purpose of diluted earnings per share	**7,484,487,456**	7,525,307,193

7. Ageing

Ageing analysis of the trade receivables at March 31, 2005 was as follows:

	2005 *HK$'000*	2004 *HK$'000*
0 – 30 days	**588,389**	944,212
31 – 60 days	**56,966**	84,481
61 – 90 days	**40,702**	20,862
Over 90 days	**165,280**	181,389
	851,337	1,230,944

Customers for trading business are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

Ageing analysis of the trade payables at March 31, 2005 was as follows:

	2005 *HK$'000*	2004 *HK$'000*
0 – 30 days	**1,954,188**	1,791,869
31 – 60 days	**149,691**	210,993
61 – 90 days	**59,383**	27,554
Over 90 days	**112,808**	124,641
	2,276,070	2,155,057

8. Condensed balance sheet of the Company

	As at March 31, 2005 *HK$'000*	As at March 31, 2004 *HK$'000*
Tangible fixed assets	**25,130**	32,115
Investments	**2,332,288**	2,327,875
Other non-current assets	**565,340**	–
Current assets	**4,387,158**	4,408,126
Current liabilities	**279,137**	130,700
Net current assets	**4,108,021**	4,277,426
Total assets less current liabilities	**7,030,779**	6,637,416
Share capital	**186,870**	186,890
Retained earnings	**2,082,203**	1,685,102
Reserves	**4,761,706**	4,765,424
	7,030,779	6,637,416

BUSINESS REVIEW

The 2004/05 fiscal year was a remarkable one for the Group. Through implementing strategic initiatives set in the beginning of the year, the Group successfully strengthened its leadership position in the China PC market. The Group was also able to pre-empt irrational competitive pricing tactics of second-tier domestic PC vendors and intensified competition from foreign brands. However, as a result of its divestiture of non-core business and the expansion into emerging segment in township market, the Group's consolidated turnover for the 2004/05 fiscal year recorded a slight decrease of 2.7% while its PC shipment grew in line with the market average. The Group maintained its overall gross margin at approximately 14.75% and achieved a 6.4% increase in net profit on lower operating expenses.

Implementation of Strategic Initiatives

The rapid growth and structural changes in the Chinese economy, along with the proliferation of foreign competitors and increasing strength of domestic private enterprises, has led to changes in customer demands and the competitive landscape in China's PC market. To address these changes, Lenovo implemented strategic initiatives at the beginning of the last fiscal year.

- **Business Focus** – Since the beginning of the fiscal year, Lenovo set its priorities to ensure that resources and efforts were more effectively allocated to the core PC and related products business and strengthened the competitiveness of its mobile handset business. This has increased the Group's overall competitiveness and drastically improved its operations during the review period while building a strong foundation for its efforts to globalize the PC business.

- **Customer-oriented Sales Model** – The Group's efforts to build a customer-oriented sales model and organizational structure also met with success during the past year. The Group was able to better meet customer needs and improve the control of its customer information through building a network comprising 110 sales zones spanning 18 regions in China and a direct-to-customer model to serve large customer accounts. Sales to these types of customers increased steadily, accounting for approximately 7.1% of core business turnover.

- **Improved Efficiency** – The Group has also embarked on a series of projects to improve operational efficiencies. During the review period, these efforts helped streamline and reduce the Group's cash cycle to 5.1 days.

Performance of Business Segments

During the 2004/05 fiscal year, the Group's overall business achieved a steady growth rate, due to the successful implementation of its strategic initiatives and favorable macroeconomic conditions in China. Moreover, the government's macroeconomic control measures to cool the economy did not impact the growth of China's PC market which achieved a 19% year-on-year increase in unit shipment during the year ended March 2005.

Corporate IT Business

- Continued IT investments from the government and education sectors and the rapid growth of small-and medium-sized enterprises (SMEs) drove the growth of China's corporate PC market. At the same time, the notebook computer market enjoyed significant growth due to increasing demand for mobile computing.

- As a result of redesigning the Lenovo sales model and introducing tailor-made innovative products, the Group's commercial desktop market share increased over the review period.

- The Group streamlined its notebook product line, reflecting the growing importance of notebook computers in the China PC market. The Group's three distinctive notebook series – Soleil, Tianyi and Xuri – set trends in the market with innovative features. The Group's outstanding R&D and marketing capabilities have strengthened its leadership position in China's notebook computer market.

Consumer IT Business

- The consumer desktop market in China enjoyed better growth in the past year, bolstered by vendors' efforts to penetrate township markets, and the rising demand for large-screen LCD monitors, resulting from declining prices and fashionable designs.

- With a good understanding of customer needs in township markets, Lenovo captured its growth potential by launching Yuanmeng, a desktop computer series emphasizing performance at affordable prices.

- The Group introduced new computer models targeting other segments. For the high-end consumer market, the Group introduced the Tianjiao broadband collaborating desktops, which allows for better utilization of broadband technology such as videophone modules.

Handheld Device Business

- During the year, the mobile handset market in China maintained a steady unit shipment growth of about 16%. The Group's ongoing persistence in developing proprietary products has placed it among the few domestic vendors that enjoyed market share gain during the year.

- During the year under review, the Group began to reap the benefits of its efforts over the past two years of building its sales channels and enhancing its R&D capabilities. Lenovo's mobile handset unit shipment jumped 63% year-over-year, ranking as one of the top five domestic brand names in China in 2004. The Group also saw its gross profit margin for the handset device business rise to 23.8%, leveraging its enhanced product development capability.

FINANCIAL REVIEW

Results Highlights

Comparing with the last year's results, the Group's turnover slightly decreased by 2.7% to HK$22,555 million in the 2004/05 fiscal year. However, EBITDA increased by 4.3% to HK$1,174 million. Profit attributable to shareholders for the year increased by 6.4% to HK$1,120 million. The basic earnings per share and fully diluted earnings per share were 14.99 HK cents and 14.97 HK cents representing increases of 6.4% and 7.0% respectively.

Segment results

Total turnover of corporate IT business grew by 2.5% to HK$12,226 million and segment operating profit decreased by 9.2% to HK$658 million. The turnover of consumer IT business kept in line with last year and reached HK$7,768 million, while the segment operating profit was HK$463 million. Turnover of handheld device business increased by 7.5% to HK$2,203 million for the year while the loss of the business was HK$54 million. During the year, turnover of other business (IT service and contract manufacturing business) dropped by 75.2% to HK$358 million and loss of HK$87 million for the year was recorded.

Gains on disposal of investments

The Group recorded net gains of HK$157 million on disposal of investments during the year ended March 31, 2005. The gains were mainly from the disposal of subsidiaries and associated companies in relation to IT services business and printed circuit board business.

Amortization of marketing right

Marketing right for the Olympic partner program is amortized on a straight-line basis from January 1, 2005 to December 31, 2008. During the year ended March 31, 2005, amortization of HK$32 million was charged to the consolidated profit and loss account.

Impairment of assets

During the year, impairment losses of HK$20 million and HK$31 million for investment securities and goodwill arising from business combination were charged to the consolidated profit and loss account respectively.

Capital expenditure

The Group incurred capital expenditures of HK$177 million for the year ended March 31, 2005, mainly for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

Liquidity and financial resources

As at March 31, 2005, total assets of the Group amounted to HK$9,032 million which were financed by shareholders' fund of HK$5,204 million, minority interests of HK$24 million, long-term and current liabilities of HK$3,804 million. The current ratio of the Group was 1.9.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operation activities. As at March 31, 2005, cash and cash equivalents of the Group totaled at HK$3,019 million. The balance consisted of about 0.8% in Hong Kong dollars, 42.0% in US dollars and 57.2% in Renminbi.

Although the Group has consistently been in a very liquid position, credit facilities have nevertheless been put in place for contingency purposes. As at March 31, 2005, the Group's total available credit facilities amounted to HK$3,275 million, of which HK$1,473 million was in trade line, HK$740 million in short term and revolving money market facilities and HK$1,062 million in foreign exchange contract. As at March 31, 2005, the facility drawn down was HK$342 million and HK$94 million for the foreign currency options was utilized.

There was no outstanding bank loan as at March 31, 2005.

There were no assets held under finance lease during the year and as at the year end.

The Group consistently adopted a hedging policy for business transactions to minimize the risk of fluctuations from exchange rates on daily operations. As at March 31, 2005, the Group had outstanding foreign currency options amounting to HK$94 million.

Contingent liabilities

The Group has no material contingent liabilities as at March 31, 2005.

Employees

As at March 31, 2005, the Group had a total of 9,682 employees, 9,625 of whom were employed in Chinese mainland and 57 in Hong Kong and overseas.

The Group implements remuneration policy, bonus and share options schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

FUTURE PROSPECTS

As the Group became more focused on the PC business, management saw a clear opportunity for Lenovo to accelerate its growth and improve its competitive position by expanding into the global market. Globalization of operations will allow Lenovo to drive costs down and maximize efficiencies. The Group will also maximize the benefits of its innovative technologies which help differentiate its products from competitors, and enhance its premium brand status.

Acquisition of IBM's Personal Computing Division

In May 2005, Lenovo completed its acquisition of IBM's PC business. The Group paid US$1.25 billion to acquire IBM's desktop and notebook computer businesses, as well as its PC-related R&D centers, manufacturing plants, global marketing networks and service centers.

As part of the transaction, Lenovo and IBM entered a broad-based, strategic alliance in which IBM became the preferred services and customer financing provider to Lenovo. Lenovo would be the preferred supplier of PCs to IBM, enabling IBM to offer a full range of personal computing solutions to its enterprise and small and medium business clients.

In association with the acquisition, Lenovo received a US$350 million strategic investment in May 2005 by three of the world's leading private equity firms: Texas Pacific Group, General Atlantic LLC and Newbridge Capital LLC. Lenovo issued unlisted Series A cumulative convertible preferred shares and unlisted warrants to the strategic investors. This investment represented a strong vote of confidence in Lenovo's future.

Personal Computer Business

In 2005 and 2006, demand for notebook computers as well as strength in emerging PC markets is expected to drive growth in the worldwide PC market. Increased adoption in emerging markets for both desktops and notebook computers will present significant growth opportunities as will the trend toward increased notebook adoption in more developed PC markets. These trends, supported by replacement cycles for older systems, are expected to drive worldwide PC growth through the next five years.

In the PC business, the new Lenovo is well situated in terms of product lines and geographic presence to take advantage of the growth opportunities presented in both emerging markets as well as by the ongoing shift in demand to notebook computers.

Globally, the Group's ThinkPad line of notebook computers provides a strong offering to meet the growing demand for mobile computing. In China, Lenovo's notebook offerings also include the Soleil, Tianyi and Xuri. Together, the company has a powerful product line for consumers as well as enterprises, with a range of price points and features.

Lenovo's family of desktops – led by brands such as the Tianjiao, Fengxing, Kaitian, Yangtian – provides a strong competitive base in China and potentially globally, especially when combined with the ThinkCentre line of desktops.

Lenovo has strong products and favorable geographic positioning. Lenovo's business model that addresses the future of the PC business: a company that best balances leading-edge technology and efficiency, offering PC users innovative products and a choice in how they purchase computers.

In addition to being well-positioned to take advantage of key market trends and to sell through multiple worldwide channels, Lenovo will continue to successfully integrate the IBM Personal Computing Division, in order to gain the benefits of near-term cost-savings as well as lay the foundation for the longer-term synergies.

Mobile Handset Business

The mobile handset market in China is expected to continue its steady growth in 2005 and 2006. Lenovo anticipates that competition will remain intense due to the large number of domestic and international brands in the market.

Lenovo believes the way to compete and further advance its position in the China mobile handset market is to focus on improving the value chain as well as to respond promptly to market needs. In the coming year, the Group will enhance its capability to develop and introduce proprietary products emphasizing faster time-to-market and closer ties with suppliers. Lenovo will also further develop its chain-store distribution channel and implement aggressive marketing strategies.

PROPOSED DIVIDEND

The Directors recommended the payment of a final dividend of 2.8 HK cents per ordinary share (2003/04: 3.0 HK cents). Subject to shareholders' approval at the forthcoming annual general meeting, the final dividend will be payable on Tuesday, August 16, 2005 to the shareholders whose names appear on the Register of Members of ordinary shares of the Company on Tuesday, August 9, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of ordinary shares will be closed from Wednesday, August 3, 2005 to Tuesday, August 9, 2005, both dates inclusive, during which period, no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar not later than 4:00 p.m. on Tuesday, August 2, 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company purchased 7,500,000 ordinary shares of HK$0.025 each in the capital of the Company at prices ranging from HK$2.025 to HK$2.175 per share through The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Such purchases involved a total cash outlay of approximately HK$16 million and were for the purpose of enhancing returns on equity.

Month/Year	Number of shares repurchased	Highest price per share *(HK$)*	Lowest price per share *(HK$)*	Aggregate consideration paid (including expenses) *(HK$'000)*
June 2004	7,500,000	2.175	2.025	16,093

The repurchased shares were cancelled and accordingly, the issued share capital was reduced by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has been established since 1999 with responsibility of assisting the Board in providing an independent review of the accounts and internal control system. It acts in accordance with its Term of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The current Committee members are Mr Wai Ming Wong (Chairman), Professor Chia-Wei Woo, Mr Lee Sen Ting and Mr Weijian Shan. The majority of the Committee members are independent non-executive directors.

During the 2004/05 fiscal year, the Audit Committee met four times a year and met regularly with the management, the external auditors and the internal audit personnel to review accounting principles and practices adopted by the Group, discuss internal control and financial reporting matters including the quarterly, interim and this annual results before recommending them to the Board for approval.

CODE OF BEST PRACTICE

Apart from the fact that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange in force prior to January 1, 2005 throughout the year.

PUBLICATION OF RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed result announcement of the Company will be submitted to the Stock Exchange for publication on the website in due course.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, June 8, 2005

As at the date of this announcement, the Executive Directors are Mr Yuanqing Yang, Mr Stephen M Ward, Jr and Ms Xuezheng Ma; the Non-executive Directors are Mr Chuanzhi Liu, Mr Linan Zhu, Mr James G Coulter, Mr William O Grabe, Mr Weijian Shan, Mr Justin T Chang (Alternate Director to Mr James G Coulter), Mr Vince Feng (Alternate Director to Mr William O Grabe) and Mr Daniel A Carroll (Alternate Director to Mr Weijian Shan); and Independent Non-executive Directors are Mr Wai Ming Wong, Professor Chia-Wei Woo and Mr Lee Sen Ting.

Website: www.lenovo.com

"Please also refer to the published version of this announcement in the South China Morning Post"

10

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Listed Companies Information

LENOVO GROUP<00992> - Results Announcement

Lenovo Group Limited announced on 08/06/2005:
(stock code: 00992)
Year end date: 31/03/2005
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/04/2004 to 31/03/2005 ('000)	(Audited) Last Corresponding Period from 01/04/2003 to 31/03/2004 ('000)
Turnover	:	22,554,678	23,175,944
Profit/(Loss) from Operations	:	1,142,319	1,019,895
Finance cost	:	(6,667)	(2,881)
Share of Profit/(Loss) of Associates	:	4,182	16,891
Share of Profit/(Loss) of Jointly Controlled Entities	:	(12,327)	(39,053)
Profit/(Loss) after Tax & MI	:	1,120,146	1,052,885
% Change over Last Period	:	+6.39 %	
EPS/(LPS)-Basic (in dollars)	:	0.1499	0.1409
-Diluted (in dollars)	:	0.1497	0.1399
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	1,120,146	1,052,885
Final Dividend per Share	:	2.8 Cents	3.0 Cents
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	03/08/2005	to 09/08/2005 bdi.
Payable Date	:	16/08/2005	
B/C Dates for Annual General Meeting	:	03/08/2005	to 09/08/2005 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants

("HKICPA"). They have been prepared under the historical cost convention except that investment securities are stated at fair value.

2. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2005 (audited)	2004 (audited)
Earnings for the purpose of basic and diluted earnings per share (HK$'000)	1,120,146	1,052,885
Weighted average number of shares for the purpose of basic earnings per share	7,475,070,185	7,471,766,157
Effect of potential dilutive shares	9,417,271	53,541,036
Weighted average number of shares for the purpose of diluted earnings per share	7,484,487,456	7,525,307,193

3. Turnover, revenue and segment information

3.1 Primary reporting format - business segments

(i) For the year ended March 31, 2005:

	Corporate IT business (audited) HK$'000	Consumer IT business (audited) HK$'000	Handheld device business (audited) HK$'000	Other business (audited) HK$'000	Total (audited) HK$'000
Profit and loss account					
Turnover	12,225,923	7,768,024	2,202,929	357,802	22,554,678
Segment operating results	658,034	463,459	(54,462)	(87,378)	979,653
Amortization of goodwill and marketing right					(48,605)
Impairment of assets					(51,364)
Gains on disposal of investments					156,958
Finance income					105,677
Finance costs					(6,667)
Contribution to operating profit					1,135,652
Share of losses of jointly controlled entities					(12,327)
Share of profits of associated companies					4,182
Profit before taxation					1,127,507
Taxation					(35,184)

Profit after taxation	1,092,323
Minority interests	27,823
Profit attributable to shareholders	1,120,146

(ii) For the year ended March 31, 2004

Corporate IT business (audited) HK$'000	Consumer IT business (audited) HK$'000	Handheld device business (audited) HK$'000	Other business (audited) HK$'000	Total (audited) HK$'000
Profit and loss account				
Turnover				
11,925,240	7,760,668	2,050,164	1,439,872	23,175,944
Segment operating results				
724,886	432,225	(76,910)	(153,958)	926,243

Amortization of goodwill	(25,274)
Gains on disposal of investments	47,558
Others	(22,000)
Finance income	93,368
Finance costs	(2,881)
Contribution to operating profit	1,017,014
Share of losses of jointly controlled entities	(39,053)
Share of profits of associated companies	16,891
Profit before taxation	994,852
Taxation	20,150
Profit after taxation	1,015,002
Minority interests	37,883
Profit attributable to shareholders	1,052,885

3.2 Secondary reporting format - geographical segments

As over 90% of the Group's business operations are located in the People's Republic of China, no geographical segment analysis is presented.

11

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公司註冊處
Companies Registry

公司購買本身股份申報表
Return by a Company Purchasing its Own Shares

(公司條例第 49G(1)條)
(Companies Ordinance s. 49G(1))

表格 Form **SC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

2 公司根據《公司條例》第 49B 條購買的股份
Shares Purchased by the Company under section 49B of the Companies Ordinance

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share†	股份交付公司的日期 Date on which the Shares were Delivered to the Company (日 DD / 月 MM / 年 YYYY)	就每股所支付的最高價格 Maximum Price Paid for Each Share† (註 Note 5)	就每股所支付的最低價格 Minimum Price Paid for Each Share† (註 Note 5)
Ordinary	435,717,757	HK$0.025	2 August 2005	HK$2.725	HK$2.725

†請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 5) **3 公司就上述股份所支付的總款額**
The Aggregate Amount Paid by the Company for the above Shares

貨幣單位 Currency	款額 Amount
HK$	1,187,330,887.82

簽署 Signed :

姓名 Name : LOOK Pui Fan

董事 Director／秘書 Secretary *

日期 Date : 2 August 2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 25900228　傳真 Fax: 25165384

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED 04-08-2005
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
26	07	2005

至 To

日 DD	月 MM	年 YYYY
02	08	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	190,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	17,577,280.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	244,921,534.37

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

16/08/2005 11:48:06
Submission No.: 232011116/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$17,578.00

Receipt No.	Method	Amount(HKD)
322320014875	Chq	$17,578.00
Total Paid		$17,578.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	5,032,000	0.025	2.245	—	2.22	11,171,040
Ordinary	592,000	0.025	2.435	—	2.41	1,426,720
Ordinary	1,976,000	0.025	2.545	—	2.52	4,979,520

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 111 King's Road, Taikoo Shing, Hong Kong	Ordinary	7,600,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	7,600,000

簽署 Signed : [signature]

姓名 Name : Look Pui Fan pp

~~董事 Director~~／秘書 Secretary *

日期 Date : 12 Aug 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公司註冊處
Companies Registry

股份分配申報表
Return of Allotments
(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	19	07	2005
至 To	N/A		

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	10,550.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	944,060.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	255,624,478.37

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

27/07/2005 11:55:17
Submission No.: 230014712
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$945.00

Paid By Receipt No.	Method	Amount(HKD)
302300019839	Chq	$945.00

Total Paid $945.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	384,000	0.025	2.245	—	2.22	852,480
Ordinary	38,000	0.025	2.435	—	2.41	91,580

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 111 King's Road, Taikoo Shing, Hong Kong	Ordinary	422,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	422,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 22 July 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	12	07	2005
至 To	N/A		

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	44,400.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	255,613,928.37

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

20/07/2005 11:40:46
Submission No.: 22101393
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$45.00

Paid By

Receipt No.	Method	Amount(HKD)
2122100117054	Cash	$45.00

Total Paid $45.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	20,000	0.025	2.245	---	2.22	44,400

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 **Company Number**

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	20,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	20,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 18 July 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	05	07	2005
至 To	N/A		

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	600.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	53,280.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	255,613,428.37

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

15/07/2005 10:53:34
Submission No.: 228012045
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$54.00

Paid By Receipt No.	Method	Amount(HKD)
282280015084	Chq	$54.00

Total Paid $54.00

表格 Form **SC1**

公司編號 **Company Number**

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	24,000	0.025	2.245	---	2.22	53,280

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	24,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	24,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 11 July 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

COPY

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	21	06	2005
至 To	N/A		

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	650.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	57,720.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	255,612,828.37

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

08/07/2005 12:45:09
Submission No.: 230012935
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$58.00

Paid By Receipt No.	Method	Amount(HKD)
302300017372	Chq	$58.00
Total Paid		$58.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	26,000	0.025	2.245	—	2.22	57,720

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	26,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	26,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 4 July 2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	07	06	2005
至 To	N/A		

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	3,050.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	270,840.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	255,612,178.37

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請

Your Receipt
Companies Registry
H.K.

27/06/2005 11:25:44
Submission No.: 227009032
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$271.00

Paid By

Receipt No.	Method	Amount(HKD)
272270012567	Chq	$271.00

Total Paid $271.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	122,000	0.025	2.245	—	2.22	270,840

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	122,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	122,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 20 June 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
24	05	2005	31	05	2005
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	11,400.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,013,460.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	255,609,128.37

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

0/06/2005 15:47:18
ubmission No.: 228008974
R NO.: 0450816
h. Form.: SC1

evenue Code Amount(HKD)

8 $1,014.00

aid By
eceipt No. Method Amount(HKD)

8228001119 Chq $1,014.00

otal Paid $1,014.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	450,000	0.025	2.245	—	2.22	999,000
Ordinary	6,000	0.025	2.435	—	2.41	14,460

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	456,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	456,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 6 June 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

CR
公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	10	05	2005
至 To	17	05	2005

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	42,100.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	3,858,200.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	230,549,978.40

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

18/05/2005 16:02:06
Submission No.: 235006609
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$3,859.00

Paid By

Receipt No.	Method	Amount(HKD)
352350008232	Chq	$3,859.00

Total Paid $3,859.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,062,000	0.025	2.245	---	2.22	2,357,640
Ordinary	608,000	0.025	2.435	---	2.41	1,465,280
Ordinary	14,000	0.025	2.545	---	2.52	35,280

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 111 King's Road, Taikoo Shing, Hong Kong	Ordinary	1,546,000
Dong Chun	Flat F, 3/F, Block T37, Maple Mansion, 18 Taikoo Wan Road, Hong Kong	Ordinary	138,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	1,684,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 17 May 2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	12	04	2005
至 To	26	04	2005

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	66,200.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	6,079,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	186,936,102.71
	-

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816　傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請勿

Your Receipt
Companies Registry
H.K.

/04/2005 11:06:51
bmission No.: 225004471
NO.: 0450816
. Form.: SC1
venue Code　Amount(HKD)
$6,079.00
d By
ipt No.　Method　Amount(HKD)
5000566　Chq　$6,079.00
l Paid　$6,079.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,908,000	0.025	2.245	---	2.22	4,235,760
Ordinary	196,000	0.025	2.435	---	2.41	472,360
Ordinary	544,000	0.025	2.545	---	2.52	1,370,880

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 111 King's Road, Taikoo Shing, Hong Kong	Ordinary	2,648,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	2,648,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 26 April 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
15	03	2005	22	03	2005
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	14,100.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,252,080.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	186,869,902.71

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

30/03/2005 16:21:42
Submission No.: 222003644
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$1,253.00

Paid By Receipt No.	Method	Amount(HKD)
22222000004869	Chq	$1,253.00

Total Paid $1,253.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	564,000	0.025	2.245	—	2.22	1,252,080

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 111 King's Road, Taikoo Shing, Hong Kong	Ordinary	564,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	564,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 23 March 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
14	12	2004

至 To

日 DD	月 MM	年 YYYY
4	1	2005

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	4,200.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	374,100.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	186,855,802.71

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4896 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

07/01/2005	CC600885
CR No. :	-450816-
Sh. Form :	SC1
08	$375.00
TOTAL(CHQ)	$375.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	162,000	0.025	2.245	---	2.22	359,640
Ordinary	6,000	0.025	2.435	---	2.41	14,460

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
XIANG Ling	No. 1 #1208 Sun Garden, Haidian District, Beijing, China.	Ordinary	18,000
Tian Feng	Wanliu Guangda Garden, 5 Building 1938#, Haidian District, Beijing, China.	Ordinary	16,000
YANG Jian Zu	Lenovo Research & Development Building, HI-Tech Industrial Park, Shennan Road, Shenzhen, China.	Ordinary	42,000
DU Liangchen	No.6 Chuang Ye Road, Haidian District, Beijing, China.	Ordinary	4,000
ZENG Xiaoli	No.6 Chuang Ye Road, Haidian District, Beijing, China.	Ordinary	8,000
FENG Qingyang	No. 301, 4, 27/F, Wan Quan Xin Xin Garden, No. 35 Ba Gou Cun Nan Road, Haidian, Beijing, China.	Ordinary	80,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	168,000

簽署 Signed :

姓名 Name : Look Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 6 January 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Company No. 450816

THE COMPANIES ORDINANCE
(Chapter 32)

SPECIAL RESOLUTION

OF

LENOVO GROUP LIMITED
聯 想 集 團 有 限 公 司
(the "**Company**")

Passed on the 1st day of August 2005

The following resolution was duly passed as a special resolution at an extraordinary general meeting of the Company held on the abovementioned date:

SHARE REPURCHASE

"**THAT** the share repurchase agreement dated 1 May 2005 entered into between the Company and International Business Machines Corporation ("**IBM**") (a copy of which was produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) (the "**Repurchase Agreement**") pursuant to which IBM agreed to sell and the Company agreed to purchase the Excess Shares, representing 435,717,757 Non-voting Shares of HK$0.025 each in the share capital of the Company at the total purchase price of approximately US$152,221,909 (approximately HK$1,187,330,888) which is equivalent to HK$2.725 per Non-voting Share and the transactions contemplated under the Repurchase Agreement ("**Share Repurchase**") be and are hereby approved, confirmed and ratified and any director of the Company ("**Director**") be and is hereby authorized to take such action, to do such things and execute such further documents or deeds as the Director may, in his opinion, deem necessary or desirable for the purpose of implementing or giving effect to any of the matters relating to, or incidental to, the Repurchase Agreement or the Share Repurchase."

Ma Xuezheng
Chairman of the Meeting

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

ROTHSCHILD

A letter from the Board is set out on pages 5 to 24 of this circular. A letter from the Independent Board Committee is set out on page 25 of this circular.

A letter from N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 27 to 41 of this circular.

A notice convening the Extraordinary General Meeting to be held at 10:00 a.m., on Tuesday, 9 August 2005 (or immediately after the conclusion or adjournment of the annual general meeting of the Company convened for the same date and place at 9:30 a.m.) at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 54 to 56 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

23 July 2005

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors of the Company
"Blue Express"	Changchun Blue Express Computer Engineering Technology Co., Ltd. which is held as to 51% by IBM as at the Latest Practicable Date
"China Services Agreement"	the services agreement entered into by IIPC and Blue Express on 27 April 2005, as amended by an amendment agreement dated 22 July 2005, details of which are set out in the section headed "China Services Agreement" in this circular
"Company"	Lenovo Group Limited, a company incorporated on 5 October 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Continuing Connected Transactions"	the transactions contemplated under the China Services Agreement and the Reverse Transition Services Agreement
"controlling shareholder"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Effective Date"	the later of (i) the Initial Closing Date; and (ii) the date on which all Stock Exchange's regulatory requirements have been complied with and/or Independent Shareholders' approval of the Continuing Connected Transactions has been obtained

DEFINITIONS

"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving the Continuing Connected Transactions and the Service Contract
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"IBM Circular"	the circular of the Company in relation to the very substantial acquisition by the Group of the global desktop computer and notebook computer business of IBM dated 31 December 2004
"IBM Liability Machines"	IBM logoed, other logoed and non-logoed Products sold by IBM prior to the Effective Date
"IIPC"	International Information Products (Shenzhen) Co., Ltd., a wholly-owned subsidiary of the Company following Initial Closing
"Independent Board Committee"	the independent board committee comprising the independent non-executive directors of the Company for the purpose of advising the Independent Shareholders in connection with the Continuing Connected Transactions and the Shareholders (other than Mr Ward and his associates) in connection with the Service Contract
"Independent Shareholders"	shareholders other than IBM and its associates
"Initial Closing"	closing of the very substantial acquisition by the Group of the global desktop computer and notebook computer business of IBM
"Initial Closing Date"	the date on which Initial Closing took place, being 30 April 2005 (Eastern Daylight Time)
"Latest Practicable Date"	20 July 2005, being the latest practicable date for ascertaining certain information contained in this circular

DEFINITIONS

"Lenovo Liability Machines"	IBM logoed, other logoed and non-logoed Products sold by the Group after the Effective Date
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Major Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 45.2% of all of the Shares as at the Latest Practicable Date
"PRC"	the People's Republic of China (for the purposes of this circular, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Products"	desktop personal computers and ThinkPad laptop personal computers and peripherals
"Reverse Transition Services"	collectively, the reverse transition services set forth in or contemplated by the Reverse TSA Service Description Attachments
"Reverse Transition Services Agreement"	the reverse transition services agreement entered into by the Company and IBM on 30 April 2005 as amended by an amendment agreement dated 2 May 2005, a second amendment agreement dated 12 May 2005 and a third amendment agreement dated 22 July 2005, details of which are set out in the section entitled the "Reverse Transition Services Agreement" in this circular
"Reverse TSA Service Description Attachments"	attachments to the Reverse Transition Services Agreement which document the Reverse Transition Services
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, a corporation licensed by the Securities and Futures Commission to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as defined under the SFO, and the independent financial adviser appointed by the Board to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions

DEFINITIONS

"Service Contract"	the service contract dated 30 April 2005 between the Company and Mr Stephen M Ward, Jr, an executive Director, President and Chief Executive Officer of the Company
"SFO"	the Securities and Futures Ordinance, Cap. 571 of the Laws of Hong Kong
"Shareholders"	holders of the Shares
"Shares"	ordinary shares of par value HK$0.025 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning set out in the Listing Rules
"US$"	United States Dollar, the lawful currency of USA
"USA"	the United States of America

This circular contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors:
Mr Yang Yuanqing
Mr Stephen M Ward, Jr
Ms Ma Xuezheng

Registered office:
23rd Floor, Lincoln House
Taikoo Place, 979 King's Road
Quarry Bay
Hong Kong

Non-executive Directors:
Mr Liu Chuanzhi
Mr Zhu Linan
Mr James G Coulter
Mr William O Grabe
Mr Shan Weijian
Mr Justin T Chang *(alternative Director to James G Coulter)*
Mr Vince Feng *(alternate Director to Mr William O Grabe)*
Mr Daniel A Carroll *(alternate Director to Mr Shan Weijian)*

Independent non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

23 July 2005

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

INTRODUCTION

Reference is made to the announcement made by the Company dated 8 December 2004 in relation to the very substantial acquisition by the Group of the global desktop computer and notebook computer business of IBM, the announcement made by the Company dated 30 April 2005 in relation to the Initial Closing and the announcement made by the Company dated 23 June 2005 in relation to the Continuing Connected Transactions and the Service Contract.

IBM is now deemed a connected person of the Company by the Stock Exchange and IIPC is a wholly-owned subsidiary of the Company. As IBM has a shareholding interest of 51% in Blue Express, Blue Express is an associate of IBM and hence a connected person of the Company. The remaining 49% interest in Blue Express is held by a third party independent of and not connected with the Company or any of its connected persons. IBM has confirmed that save for its 51% interest in Blue Express, it is not connected with the independent third party.

Pursuant to Rules 14A.25 to 14A.27 of the Listing Rules, the Company considers that the Continuing Connected Transactions should be aggregated with the continuing connected transactions as set out in the Company's circular dated 31 December 2004 and approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 27 January 2005. Accordingly, the Continuing Connected Transactions will be subject to the reporting, announcement and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules. The Company will comply with the continuing obligations under Rules 14A.36 to 14A.40 of the Listing Rules in respect of the Continuing Connected Transactions. In the event that any of the annual caps under the China Services Agreement or the Reverse Transition Services Agreement are exceeded or either agreement is renewed or materially varied, the Company will re-comply with the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules.

On 30 April 2005, the Company entered into the Service Contract with Mr Stephen M Ward, Jr, an executive Director, President and Chief Executive Officer of the Company. The Service Contract will require the approval of the Shareholders at a general meeting (at which Mr Ward and his associates shall not vote on the matter) pursuant to Rule 13.68 of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Shareholders (other than Mr Ward and his associates) in respect of the Service Contract.

Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions.

The purposes of this circular are (i) to provide the shareholders with information regarding the Continuing Connected Transactions and the Service Contract; (ii) to set out the letter of advice from Rothschild in respect of the Continuing Connected Transactions; (iii) to set out the recommendation of the Independent Board Committee in respect of the Continuing Connected Transactions and the Service Contract; and (iv) to give notice of the EGM to consider and, if thought fit, to approve the Continuing Connected Transactions and the Service Contract.

CONTINUING CONNECTED TRANSACTIONS

China Services Agreement

Date

27 April 2005, as amended by an amendment agreement dated 22 July 2005

Parties

International Information Products (Shenzhen) Co., Ltd. ("**IIPC**") and Changchun Blue Express Computer Engineering Technology Co., Ltd. ("**Blue Express**")

At the time of the IBM Circular, it was not contemplated that IBM would provide maintenance and warranty services in the PRC after Initial Closing. Subsequent to the extraordinary general meeting of the Company held on 27 January 2005, IBM restructured its Chinese Business Unit (as defined in the IBM Circular that is, IIPC). During that process, the Company considered that it would be more commercially viable to put in place a long-term agreement with Blue Express pursuant to which Blue Express would continue to provide maintenance and warranty services to IIPC in the PRC, instead of having a short-term transitional agreement, in order to ensure a smooth transition and to minimise customer attrition.

Accordingly, on 19 April 2005, IIPC and Blue Express entered into an extension agreement to extend the term of the original service agreement between IIPC and Blue Express (which would otherwise have expired on 30 April 2005) to 11 June 2005 pursuant to which Blue Express would continue to provide maintenance and warranty services to IIPC. On 10 June 2005, a second extension agreement was entered into which further extended the term of the agreement to 10 August 2005.

The Company considers that the warranty services provided by Blue Express to IIPC in the PRC were distinct from the services contemplated at the time of the IBM Circular as the latter relates primarily to areas outside the PRC. It was agreed at that time that a separate arrangement would be made in respect of warranty services in the PRC. As each of the percentage ratios undertaken pursuant to the two extension agreements is on an annual basis less than 0.1%, such transactions will fall under Rule 14A.33 of the Listing Rules. The value for transactions undertaken pursuant to the two extension agreements in the months of May and June 2005 is approximately US$60,000 (approximately HK$468,000).

Maintenance and Warranty Services

Blue Express will provide maintenance and warranty services to IIPC in the PRC on the Lenovo Liability Machines. The Lenovo Liability Machines are IBM logoed, other logoed and non-logoed Products (although it is currently contemplated that this will mainly be IBM-logoed Products) which will be sold by the Group after the Effective Date, that is, the date which is

the later of the Initial Closing Date and the date on which all of the Stock Exchange's regulatory requirements have been complied with and/or Independent Shareholders' approval of the China Services Agreement has been obtained. In practice, the Effective Date will be the date on which the Independent Shareholders' approval has been obtained.

During the term of the China Services Agreement, the Company will have sufficient time to develop in-house capabilities or other plans to replace the services provided by Blue Express by the end of such period. Furthermore, during the term of the China Services Agreement and for so long as Blue Express is the service provider to IIPC in the PRC, Blue Express shall use commercially reasonable efforts (determined in good faith by Blue Express) to provide suggestions and recommendations to IIPC or the Company in the design and development of its maintenance and warranty services (other than base warranty services) in the PRC.

Consideration

The China Services Agreement comprises different types of warranty services and a rate has been fixed in respect of each type of warranty service. The service fees payable will be the product of (i) the rate in respect of a particular type of service; and (ii) the actual number of Lenovo Liability Machines receiving that particular type of service in a particular year. The service fees charged by Blue Express are no less favourable to the Group than the terms offered by Blue Express to its independent customers in the PRC. It is not possible to compare the charges of Blue Express against charges of independent service providers as the Company is not aware of another service provider which provides the same geographical coverage in the PRC and which has the technical expertise to provide maintenance and warranty services specifically for Lenovo Liability Machines.

The service fees have been agreed upon between IIPC and Blue Express as a result of arm's length negotiations.

Term

The China Services Agreement shall become effective on the Effective Date. The term of this agreement is five years from the Effective Date and, subject to compliance with the relevant Listing Rules then prevailing, will extend for a term of one or more additional periods of one year each unless either party gives written notice of termination at least six months prior to the then-scheduled expiration of the term. The Company will ensure compliance with the applicable Listing Rules then prevailing before the term of the China Services Agreement is extended after the initial five-year term. If the independent shareholders do not at that time vote in favour of extending the term of the China Services Agreement at the end of the initial 5-year term, the China Services Agreement will terminate at the end of the initial 5-year term.

The first annual review will be conducted jointly by IIPC and Blue Express in August 2006. Pursuant to Rule 14A.36(2) of the Listing Rules, the Company shall re-comply with Rules 14A.35(3) and (4) of the Listing Rules if there is a material change to the terms of the agreement. If the parties cannot agree on the scope of work, service level commitment (turn

around time) and service fees by the end of September 2006, IIPC shall have the right, at its sole discretion, to terminate this agreement within 15 days after such date by serving six months' written notice on Blue Express (in practice, this date could not be later than 15 October 2006). Nevertheless, if IIPC does not exercise its right to terminate this agreement, Blue Express shall be obliged to continue to provide the services upon the same terms and conditions until the later of termination or expiration of this agreement.

In addition, the China Services Agreement may be terminated prior to its scheduled expiration if: (i) the parties so agree in writing; (ii) the non-defaulting party gives notice to the defaulting party if the latter fails to rectify a material breach; (iii) either party ceases business or suspends operations for a period exceeding 12 months; or (iv) either party is subject to insolvency proceedings.

The 5-year term of the China Services Agreement will enable IIPC to bargain for better rates and better service levels and more importantly, to ensure continuity and consistency of warranty services for the customers. An agreement with a longer term will also give Blue Express the incentive to continuously invest in and improve its service capability. Furthermore, as some of the Lenovo Liability Machines (which will be sold for a period of 18 months after Initial Closing) will have a warranty period of 3 years, a term of 5 years is desirable in order to cover the entire warranty period of such machines.

Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser will explain why a term of 5 years is required and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the Independent Board Committee and the Independent Shareholders. The Directors are of the view that a term of 5 years is required and that, in view of IBM's leading market position, it is not unreasonable for the terms and conditions of agreements which IBM (and its subsidiaries) have entered into to be considered as the industry norm. Accordingly, it is normal business practice for contracts of this type of be of such duration.

Annual Caps

The Company expects that the aggregate amount of fees payable by IIPC to Blue Express under the China Services Agreement for each of the three financial years ending on 31 March 2008 will be as follows:

Annual Cap for the year ending	*US$*	*HK$*
31 March 2006	8,800,000	68,640,000
31 March 2007	22,000,000	171,600,000
31 March 2008	13,600,000	106,080,000

The annual caps have been calculated by reference to: (i) the estimated sales of the Lenovo Liability Machines; (ii) the estimated failure rate of the Lenovo Liability Machines based on the historical failure rate in 2004; and (iii) the service fees charged by Blue Express

for providing similar services to IIPC in the second to fourth quarters of 2004. As the service fees paid by IIPC in the years 2002, 2003 and the first quarter of 2004 were fixed (based on a certain percentage of the revenue of IIPC regardless of the number of machines which required the warranty services), it is not meaningful to compare the historical fees for the years 2002 and 2003 and the first quarter of 2004 against the annual caps under the China Services Agreement. Prior to 1 April 2004, the fees payable by IIPC to Blue Express were fixed as both IIPC and Blue Express were subsidiaries of IBM and their accounts were consolidated with IBM's group accounts. Since 1 April 2004, the fees payable under the China Services Agreement have been re-negotiated. The historical fees for the period from 1 April 2004 to 31 March 2005 were approximately US$6,410,000 (approximately HK$49,998,000) (the basis of charge is similar to that under the China Services Agreement).

The Lenovo Liability Machines are IBM logoed, other logoed and non-logoed Products (although it is currently contemplated that this will mainly be IBM-logoed Products) which will be sold by the Group after the Effective Date. As it is envisaged that there will be growth in the sales of the machines in the first 18 months after Initial Closing and certain services not previously provided by Blue Express will now be provided under the China Services Agreement, including post-warranty and warranty upgrade services, the annual cap for the year ending 31 March 2006 is more than the aggregate historical fees for the period from 1 April 2004 to 31 March 2005. As it is less likely that the Lenovo Liability Machines will require servicing in the first year of the warranty period and the accumulated sales in the second year after the Effective Date will be higher than that in the first year given the passage of time, there is an increase in the annual cap for the year ending 31 March 2007 from that in the year ending 31 March 2006.

As the Company will only have the right to use the IBM trademark and logo (solely and not jointly with any other trademark or logo) for a period of 18 months after Initial Closing and some of the Lenovo Liability Machines have a warranty period of one year (although some have a period of three years), it is expected that demand for servicing will be highest in the first and second year of the term of the China Services Agreement.

Prior to 31 March 2008, the Company shall propose annual caps for each of the three financial years ending 31 March 2011 and shall comply with the Listing Rules (including reporting, announcement and independent shareholders' approval requirements, to the extent applicable) then prevailing.

Reverse Transition Services Agreement

Date

30 April 2005

Parties

The Company and IBM

The Reverse Transition Services Agreement was first entered into on 30 April 2005 and subsequently amended on 2 May 2005, 12 May 2005 and 22 July 2005. Pursuant to an

assignment agreement between the Company and Lenovo (Singapore) Pte. Ltd. dated 30 April 2005, the Company has assigned its rights and obligations under the Reverse Transition Services Agreement to Lenovo (Singapore) Pte. Ltd.

The Reverse Transition Services were not contemplated at the time of the IBM Circular. The Company and IBM commenced discussions on the Reverse Transition Services after the despatch of the circular dated 31 December 2004. Furthermore, the Company and IBM needed time to discuss in detail the terms and conditions of the Reverse Transition Services Agreement. Whilst the Reverse Transition Services Agreement forms part of the transitional agreements which have to be put into place in relation to the very substantial acquisition, it is not a condition precedent to Initial Closing and hence will be approved separately in the EGM.

The Group will provide IBM and its affiliates with the Reverse Transition Services (documented in the Reverse TSA Service Description Attachments) which will include:

After sales services

(a) *Warranty services and support transition services* – management of day-to-day activities for customer satisfaction issues – for example, ensuring the availability of spare parts on a global level; designing and maintaining websites (to provide customers with service information in respect of the IBM Liability Machines); managing business partners to ensure that services are properly delivered to customers of the IBM Liability Machines; providing global support if certain technical problems cannot be resolved at a local level (initial term covering the period from the Effective Date until 30 April 2009 and IBM has the right to extend the term for one additional year to 30 April 2010);

(b) *Legacy products services* – provision of services relating to product safety and compliance with relevant regulations – for example, providing information on product safety issues to IBM; ensuring product safety of the IBM Liability Machines; devising product recall plans if necessary (from the Effective Date to 30 April 2010);

((a) and (b) relate to services provided to IBM's authorised business partners in respect of the IBM Liability Machines.)

Procurement

(c) *Procurement and Lenovo ISC Engineering services* – provision of ongoing procurement and manufacturing functions to IBM for parts such as keyboard, mouse, hard disc, floppy disc and optical devices in relation to the x-series system (such parts may be used with the Products as well) (from the Effective Date to 30 April 2006);

Programming

(d) *Lenovo ISC Engineering services* – provision of programming support to IBM in relation to the x-series system, for example, code upgrades and provision of training if the codes are changed (from the Effective Date to 30 April 2006);

Sales

(e) *Japan Lenovo Direct Alliance Corporation ("DAC") support services* – provision of support services in relation to the x-series system (with effect from the Effective Date to 31 December 2005);

Marketing

(f) *Marketing database content management services* – maintenance of databases (covering day to day issues, administration duties, new requirements and testing of new template release with marketing guidelines from IBM) in relation to the x-series system and relevant marketing materials (from the Effective Date to 31 December 2005); and

Sharing of Global Market View ("GMV") client data

(g) *Sharing of GMV client data between IBM and Lenovo* – provision of client information data which utilises data from outside consultants (from the Effective Date to 30 April 2008).

((c) to (g) relate to services provided by the Company to IBM.)

Consideration

The Reverse Transition Services (save for the Japan Lenovo DAC support services and the sharing of GMV client data between IBM and the Company) will be provided by the Group to IBM and its affiliates on a cost basis.

The proportion which the cost of the warranty services and support transition services will bear to the total cost will be equivalent to the proportion which the number of IBM Liability Machines will bear to the total number of machines (that is, the IBM Liability Machines and the Lenovo Liability Machines) requiring such services in a particular year.

The costs of the Japan Lenovo DAC support services and sharing the GMV client data will be fixed. The Japan Lenovo DAC support services are services provided to IBM by an independent third party in connection with IBM's x-series system pursuant to an agreement between IBM and DAC dated 28 March 2005 which will terminate on 31 December 2005. Under this agreement, other support services (which will be required by the Group after Initial Closing) unconnected with the x-series system are also provided to IBM. Upon Initial Closing, this agreement was assigned to the Company but IBM has agreed to reimburse US$200,000 (representing the fees apportioned to services in connection with the x-series system based on estimated usage in terms of estimated sales of the x-series system) to the Company for services in connection with its x-series system which the Company has not acquired. The aggregate fees payable to the independent third party had been determined prior to the acquisition of IBM's personal computer business by the Group between IBM and the independent third party and the fees apportioned to services in connection with the x-series system had been determined by IBM in accordance with the estimated usage in terms of estimated sales of the x-series system by the x-series system prior to December 2004.

The cost of sharing the report on the information technology market is based on the estimated fees payable to a third party for analysing the raw data purchased by the Company regarding the personal computer industry. IBM will be directly responsible for the entire fee payable to the third party for analysing the data. The report (which will be used by both IBM and the Company) will be released to IBM by the Company but for the avoidance of doubt, the raw data purchased by the Company will not be released to IBM.

The cost of the other services will be based on the cost of the estimated manpower (inclusive of related overhead costs) required to perform the services.

All of the above service fees have been agreed upon as a result of arm's length negotiations.

As the Reverse Transition Services form part of the transitional arrangements which have been put into place between the Company and IBM in relation to the acquisition by the Group of the global desktop computer and notebook computer business of IBM, such services are unique in the context of the acquisition and accordingly, there are no market comparables against which the service fees may be compared.

Term

The provision of the Reverse Transition Services will become effective on the Effective Date and range in duration from approximately 7 months to 5 years (please see above for the term of each Reverse Transition Service). The Reverse Transition Services Agreement will terminate upon the earliest to occur of: (i) the last date indicated for the termination of a Reverse Transition Service in the Reverse TSA Service Description Attachments (that is, 30 April 2010 assuming IBM has not requested for an extension – any such extension will be subject to compliance with the applicable Listing Rules then prevailing); (ii) the date on which all of the Reverse Transition Services have been terminated by IBM upon giving the Company at least 60 days' prior written notice. IBM may cancel any Reverse Transition Service or reduce the amount of any separately priced portion of a Reverse Transition Service at any time upon 60 days' prior written notice; and (iii) the date on which the Reverse Transition Services have been terminated by a non-defaulting party for a material breach by the defaulting party.

It is noted that the term of these Reverse Transition Services under the Reverse Transition Services Agreement is longer than the term of the transition services (ranging from 12 to 36 months following Initial Closing) to be provided by IBM to the Company as described in the IBM Circular. The Company believes that the Reverse Transition Services and such transition services are independent of each other. The transition services relate mainly to the provision of support services by IBM to the Company in respect of desktop and ThinkPad laptop computers and peripherals which have been acquired by the Group. The transition services to be provided by IBM to the Company after Initial Closing as described in the IBM Circular are required to enable the acquisition to complete as expediently as possible which the Company believes is in the best interests of the Company and the Shareholders as a whole. It is contemplated that the transition services will only be required by the Company for a shorter

transitional period after Initial Closing during which time the Company will build up its own capability to perform such services in order to control cost and to establish the Company's own branding. The Reverse Transition Services Agreement, on the other hand, relates mainly to the provision of support services by the Company to IBM in respect of IBM Liability Machines and the x-series system as some support functions of the same were shared with the personal computing business prior to Initial Closing. The Reverse Transition Services set out under paragraphs (a) and (b) have to be for a term of approximately 5 years as this coincides with the normal product life cycle of the IBM Liability Machines. As the ex-employees of IBM's personal computing business were transferred to the Company upon Initial Closing, IBM no longer has the resources to perform the support services on the IBM Liability Machines. A term long enough to see through the normal product life cycle of the IBM Liability Machines is necessary to ensure a smooth transition which is important to the Company from a branding perspective.

In the Company's view, although the transition services to be provided by IBM to the Company after Initial Closing and the reverse transition services to be provided by the Company to IBM with effect from the Effective Date could be regarded as part and parcel of the same transaction, the rationale for each of them is very different (the former being forward-looking whilst the latter is more of a historical remnant).

Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser will explain why a term of approximately 5 years is required in respect of the services described in paragraphs (a) and (b) above and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the Independent Board Committee and the Independent Shareholders. The Directors are of the view that a term of approximately 5 years is required in respect of the services described in paragraphs (a) and (b) above and that, in view of IBM's leading market position, it is not unreasonable for the terms and conditions of agreements which IBM has entered into to be considered as the industry norm. Accordingly, it is normal business practice for contracts of this type to be of such duration.

Annual Caps

The Company expects that the aggregate amount of fees payable to the Group under the Reverse Transition Services Agreement for each of three financial years ending on 31 March 2008 will be as follows:

Annual Cap for the year ending	*US$*	*HK$*
31 March 2006	45,400,000	354,120,000
31 March 2007	29,800,000	232,440,000
31 March 2008	7,600,000	59,280,000

The annual caps have been determined by reference to the actual cost and the estimated number of machines requiring a particular reverse transition service in a particular year. As the number of machines sold by IBM prior to Initial Closing which are in use will decrease over time, it is expected that the demand for the Reverse Transition Services will decrease over time. Accordingly, the annual caps decrease by each financial year.

Prior to 31 March 2008, the Company shall propose annual caps for each of the three financial years ending 31 March 2011 and shall comply with the Listing Rules (including reporting, announcement and independent shareholders' approval requirements, to the extent applicable) then prevailing.

REASONS FOR, AND BENEFITS OF, THE CONTINUING CONNECTED TRANSACTIONS

China Services Agreement

Blue Express is widely regarded as one of the leading providers of after-sales services in the PRC and it is one of the few service providers which have extensive country wide coverage which is required by the Company's top enterprise customers and end users. Prior to the Effective Date, Blue Express had been providing maintenance and warranty services to IIPC's customers since 1996 and the employees of Blue Express are familiar with both the specifications of the IBM products and customers. It would be in the interests of the Company to maintain a close relationship with Blue Express after Initial Closing to help ensure a smooth transition and to minimise customer attrition as the Company will be able to continue to provide the quality warranty services to which IBM's customers are accustomed. A strategic partnership with Blue Express will also provide the Company with a competitive advantage in establishing and maintaining the premium image of the Company's product offerings in the PRC and to increase its credibility with enterprise customers.

Furthermore, under the China Services Agreement, Blue Express will provide IIPC with improved service levels (for example, next day on-site visit for most of the machines in major cities and ThinkPad two-hour express service in a number of cities) at lower service fees as compared to what Blue Express had been offering to IBM prior to the Effective Date. The Directors believe that the new services thereunder provide good value for money from the Company's perspective.

Reverse Transition Services Agreement

The Reverse Transition Services form part of the transitional arrangements which have been put into place in relation to the acquisition by the Group of the global desktop computer and notebook computer business of IBM. The terms of the Reverse Transition Services Agreement have been negotiated on an arm's length basis and in the same spirit as the transition services to be provided by IBM to the Company after Initial Closing as described in the IBM Circular.

Upon the Initial Closing, certain employees of the personal computing division of IBM were transferred to the Company. Under the Reverse Transition Services Agreement, the Company will be able to leverage on such employees' expertise in order to ensure a smooth transition and to minimise customer attrition as customers will continue to be served by essentially the same dedicated team. From a practical perspective, to the customers, there is no difference between a IBM-logoed machine sold prior to Initial Closing and one that is sold

thereafter, thus, from the Company's perspective, it is important that the IBM Liability Machines are serviced by the same team providing the same service standards in order to ensure the confidence of customers in machines with the IBM logo.

Furthermore, this arrangement will allow the Company to better utilise its resources acquired from IBM as well as having IBM share part of the cost (in proportion to the services performed under this agreement) for maintaining the relevant departments and personnel for which the Company would otherwise be solely liable. It is expected that the time that they will be required to spend in performing the Reverse Transition Services will only constitute a small portion of the Company's time cost and resources as a whole and accordingly, will not affect the time and resources which the Group will devote to its business going forward. Furthermore, in the Company's view, the maintenance of the IBM Liability Machines does on one level form part of the Group's business going forward as it is important to maintain the confidence of customers in machines with the IBM logo.

The Directors (including the independent non-executive directors) are of the view that so far as the Independent Shareholders are concerned, the China Services Agreement and the Reverse Transition Services Agreement and their respective terms (including the basis of the allocation of cost under the Reverse Transition Services Agreement) have been negotiated on an arm's length basis, are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. Since the Initial Closing, the principal activity of the Group is the provision of desktop and notebook computers in worldwide markets. The Group also provides information technology products including mobile handsets, servers, peripherals and digital entertainment products in the PRC.

IIPC mainly provides supply chain management, research support, sales support, technical support, procurement and logistics services. It is also a key production and distribution centre of notebooks as well as a key export and production base of desktop computers of the Group.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. Over the past decade, IBM has been a leader in the information technology market's shift of focus from selling hardware, software, and services, to the creation of solutions to clients' business problems. The common stock of IBM is listed on the New York, Chicago and Pacific stock exchanges and on other exchanges in the USA and around the world.

Blue Express was founded in January 1996 to handle primarily the after-sales services for IBM's personal computers in the PRC. As Blue Express expanded its geographical coverage in the PRC over the last few years, it has now extended its business scope to include the provision

of after-sales services for IBM's low-end servers and the undertaking of out-tasking services for companies that wish to outsource their personal computer technical support function. Blue Express has 170 service centres covering over 2,000 cities and towns in the PRC.

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

On 30 April 2005, the Company entered into the Service Contract with Mr Stephen M Ward, Jr, an executive Director, the President and Chief Executive Officer of the Company. The Service Contract will require the approval of the Shareholders at a general meeting (at which Mr Ward and his associates shall not vote on the matter) pursuant to Rule 13.68 of the Listing Rules. Reference is made to the Company's announcement dated 30 April 2005 regarding his appointment and biography.

For the purposes of this section headed "Approval of a Director's Service Contract", "**Cause**" means, broadly speaking: (i) conviction of or committing a felony or any misdemeanour involving moral turpitude; (ii) gross negligence or gross misconduct resulting in material and demonstrable harm to the Company; (iii) embezzlement or other material acts of dishonesty; or (iv) a material breach of any provision of the Service Contract by Mr Ward; and "**Good Reason**" means, broadly speaking: (i) material reduction in Mr Ward's annual base salary, target annual bonus and other benefits; (ii) relocation of his principal place of employment; (iii) failure by the Company to pay compensation and other benefits to him; (iv) failure to elect or re-elect him to the positions of President, Chief Executive Officer and Director or removal from such positions; (v) material diminution in his duties and responsibilities; or (vi) a material breach of any provision of the Service Contract by the Company.

Term and termination

The Service Contract is for a term of three years and may be terminated by either party serving 30 days' written notice on the other (save for termination by the Company for Cause, termination by Mr Ward for Good Reason or Mr Ward's death or disability).

Base salary, bonus and other emoluments

Mr Ward's annual base salary is US$600,000 (approximately HK$4,680,000) and his annual target bonus is US$1,000,000 (approximately HK$7,800,000), the latter is only payable if the performance targets (such performance targets to be set by the Board as soon as practicable after the end of each financial year for the next financial year) for the relevant financial year have been met. In setting the performance targets indicators such as revenue, market share, profitability, cost savings, cash flow, customer satisfaction, returns to shareholders and achievement of strategic milestones would be taken into account.

If such performance targets have been exceeded, subject to (among other things) the recommendation of the remuneration committee (comprising a majority of independent non-executive directors of the Company at the relevant time) and the approval of the Board (at

which board meeting Mr Ward shall abstain from voting), Mr Ward shall be entitled to an increased bonus, in the Company's discretion, of up to US$3,000,000 (approximately HK$23,400,000) for the relevant financial year (inclusive of the annual target bonus of US$1,000,000). At present, there is no formula for the calculation of the increased bonus, this will be subject to the discretion of the Board taking into account the recommendation of the remuneration committee).

Mr Ward's base salary will be paid to him monthly in arrears and his annual bonus will be paid to him at the end of each financial year.

Pursuant to the Service Contract, within 12 months of the date of the Service Contract, the Company will grant to Mr Ward a one-off long-term equity and cash incentive award with a value of not less than approximately US$4,850,000 (approximately HK$37,830,000).

For each 12-month period beginning on the Effective Date, long-term equity and cash incentive awards with an annualised aggregate compensation value (based on market value of equity on the date of award) of not less than US$3,000,000 (approximately HK$23,400,000) will be given to Mr Ward, subject to the terms of such equity plans as may be established by the Company from time to time. Such long-term equity and cash incentive awards need not be granted every year but the annualised value of such awards should be no less than US$3,000,000 (approximately HK$23,400,000) a year. In other words, if an award the value of which is US$6,000,000 (approximately HK$46,800,000) is granted to Mr Ward in the first year, no further awards need to be granted to him in the second year. The equity-based incentives may be in the form of stock options, stock appreciation rights and other equity-based compensation or cash-based compensation which will be generally consistent with market practices.

In addition, he will be entitled to disability insurance, life insurance, a term life insurance policy, business expense reimbursement, retiree medical coverage, normal retirement benefits and supplemental retirement benefit (subject to rules which may be adopted by the Company from time to time).

Restrictive covenant

Pursuant to the Service Contract, Mr Ward is bound by a restrictive covenant which provides that for 18 months (if the Service Contract is terminated by the Company for Cause or by Mr Ward without Good Reason) or for 12 months (if the Service Contract is terminated by the Company without Cause or by Mr Ward with Good Reason), Mr Ward shall not, among other things and subject to certain exceptions, directly or indirectly engage in any business primarily engaged in the development or manufacture or sale of general purpose personal computers anywhere that the Group engages in such business as at the date of termination of the Service Contract. The exceptions to the restrictive covenant are: (i) Mr Ward may own an equity interest of up to 3% in a competing business; (ii) he may continue to hold a directorship in a company (other than a member of the Group) which he holds on the date of termination; (iii) he may serve as a director of a company which is not a competing business; and (iv) he may provide services to a subsidiary of a company engaged in a competing business provided that such subsidiary is not itself engaged in a competing business.

Termination compensation

Certain provisions of the Service Contract provide that upon termination of the Service Contract, Mr Ward may be entitled to compensation and other payments (primarily consisting of one year's base salary and annual bonus, continued health and welfare coverage for one year, accelerated vesting of equity-based incentives and payment of cash-based long-term incentives) equivalent to more than one year's emoluments depending on a number of factors including his length of service, the performance of the Company, the amount of his unvested equity awards and the amount of his annual bonus (which could be up to his increased bonus) (the "**Relevant Provisions**").

The basis of calculating the compensation and other payments payable to Mr Ward upon termination of the Service Contract depends largely on the circumstances surrounding the termination – whether the Service Contract has been terminated by the Company with or without Cause or by Mr Ward with or without Good Reason.

If the Service Contract is terminated for any reason, Mr Ward will be entitled to: (i) his pro-rated base salary from the beginning of the relevant financial year up to the date of termination; (ii) amounts earned up to the date of termination or due which remain unpaid (for example, any long-term cash-based long-term incentive awards and any unreimbursed business expenses); (iii) retirement and retiree medical benefits (as prescribed in the plan rules to be adopted by the Company); and (iv) any accrued or applicable benefits under any benefit plans which may be established by the Company from time to time.

However, if the Service Contract is terminated by the Company without Cause or by Mr Ward for Good Reason, in addition to the payments above, he will be entitled to: (i) one year's base salary; (ii) target annual bonus for the year in which his termination occurs (that is, no less than US$1,000,000) regardless of whether the performance targets have been met; (iii) pro-rated annual target bonus for the year of such termination (calculated based on the actual number of days elapsed from the beginning of the relevant financial year through to the date of termination and a 365-day year); (iv) disability insurance for one year after such termination (or an amount which will enable Mr Ward to purchase equivalent insurance coverage); (v) all unvested equity awards (whether settled in cash or equity) will become fully vested on the date of termination and, to the extent applicable, all vested stock appreciation rights will remain exercisable in accordance with the terms of the award, but for no less than 90 days following such termination; and (vi) cash payment equivalent to the actual value of all vested and unvested cash-based long-term incentive awards. Such payments may exceed his one year's emoluments under the Service Contract.

The compensation and other payments payable to Mr Ward upon termination of the Service Contract will be calculated in accordance with the Relevant Provisions, to this extent, the amount will be set according to objective criteria. However, certain components of the compensation package (mainly the increased bonus) will be subject to the recommendation of the remuneration committee and approval of the board of directors of the Company at the end of each financial year.

There will not be a cap on the compensation and other payments payable to Mr Ward upon termination of the Service Contract. Compensation will not be payable by Mr Ward if he terminates the Service Contract during its term.

Approval at the EGM

Accordingly, the Service Contract including the Relevant Provisions will require approval of the Shareholders at a general meeting of the Company (at which Mr Ward and his associates shall not vote on the matter) pursuant to Rule 13.68 of the Listing Rules. According to the register maintained by the Company pursuant to Part XV of the Securities and Futures Ordinance and having made all reasonable enquiries, as at the Latest Practicable Date, Mr Ward holds 1,000,000 Shares and none of his associates holds any Shares.

In the event that the Service Contract is not approved by the Shareholders, the Relevant Provisions shall forthwith become null and void and any payments which may be made to Mr Ward upon termination of the Service Contract will not exceed one year's emoluments (that is, his base salary, annual target bonus, his increased bonus (subject to the Company's discretion and inclusive of the annual target bonus), long-term equity and cash-based incentives of no less than US$3,000,000 a year). Nevertheless, the remaining provisions of the Service Contract (including the provisions which will entitle Mr Ward to receive compensation not exceeding one year's emoluments upon termination thereof) shall remain in effect.

The Independent Board Committee will advise the independent Shareholders as to whether the terms of the Service Contract (including the provision therein providing that the Relevant Provisions shall become null and void and any payments to Mr Ward will not exceed one year's emoluments) are fair and reasonable and whether it is in the interests of the Company and the Shareholders as a whole and advise the independent Shareholders on how to vote.

GENERAL

IBM is deemed a connected person of the Company by the Stock Exchange and IIPC is a subsidiary of the Company. As IBM has a shareholding interest of 51% in Blue Express, Blue Express is an associate of IBM and hence a connected person of the Company. Accordingly, the transactions contemplated under the China Services Agreement and the Reverse Transition Services Agreement will constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. Such transactions will be subject to the reporting, announcement and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

IBM and its associates shall abstain from voting on resolutions in connection with the Continuing Connected Transactions at the EGM. The Directors are of the view that the Major Shareholder and its associates do not have any interest in the Continuing Connected Transactions which is different from the interest of the other Shareholders (excluding IBM and its associates).

On 30 April 2005, the Major Shareholder and IBM entered into a voting undertaking agreement pursuant to which the Major Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any applicable authority, undertaken and agreed with IBM to vote (or procure to be voted) at any general meeting of the Shareholders (or any adjournment thereof) in favour of resolutions in respect of, inter alia, the Continuing Connected Transactions.

Mr Ward and IBM have reached an understanding that IBM will vote in favour of the resolution to approve the Service Contract at the EGM. The Stock Exchange has confirmed that IBM is eligible to vote on the Service Contract at the EGM.

Mr Ward was the senior vice president and general manager of IBM's Personal Systems Group responsible for IBM's Personal Computing Division, Retail Store Solutions Division and Printing Systems Division. Upon Initial Closing, Mr Ward resigned from his employment with IBM and was appointed as an executive Director, President and Chief Executive Officer of the Company. Following termination of his employment with IBM, IBM remains liable to pay certain employment compensation and benefits to Mr Ward which will not be affected by the outcome of the vote on the resolution regarding the Service Contract at the EGM. IBM is obliged to make these payments irrespective of whether or not the Service Contract is approved by the independent Shareholders. IBM is not a party to the Service Contract and the terms of the Service Contract do not confer on IBM any benefit which is not available to the Independent Shareholders.

Save for IBM's liability to pay certain employment compensation and benefits to Mr Ward as mentioned above and Mr Ward and his associates' beneficial shareholding interest of less than 0.005% in IBM, there is no relationship or allegiance between Mr Ward and IBM.

Pursuant to an undertaking dated 30 April 2005, the Major Shareholder has, subject to the Listing Rules, undertaken to Mr Ward vote in favour of the resolution approving the terms of the Service Contract at a general meeting of the Company. This voting undertaking has been entered into with a view to securing Mr Ward's services to the Company which the Major Shareholder considers to be invaluable to the Company. The Major Shareholder and its associates' interest in the Service Contract is no different from that of any other Shareholder. The Major Shareholder and its associates have confirmed that they do not have any connection with Mr Ward and his associates other than the voting undertaking above.

The Stock Exchange has confirmed that the Major Shareholder is eligible to vote on the Continuing Connected Transactions and the Service Contract at the EGM.

As at the Latest Practicable Date, IBM held 931,870,515 Shares and 811,000,513 Non-voting Shares representing approximately 18.90% of the issued ordinary share capital (including Shares and Non-voting Shares but excluding Convertible Preferred Shares) and approximately 9.90% of the total voting rights. IBM and its associates shall abstain from voting at the EGM on the resolutions in relation to the Continuing Connected Transactions. As at the Latest Practicable Date, as far as the Company is aware, having made all reasonable enquiries:

(a) IBM controlled or was entitled to exercise control over the voting rights in respect of its Shares;

(b) (i) save for the voting agreement with the Major Shareholder dated 7 December 2004, the voting undertakings with TPG IV Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Newbridge Asia Acquisition Company LLC ("**Investors**") dated 29 April 2005, the voting undertaking agreement with the Major Shareholder dated 30 April 2005 and the voting understanding with Mr Ward in respect of the Service Contract as described in this letter from the Board, there were no voting trust or other agreement or arrangement or understanding (other than an outright sale) entered into by or binding upon IBM; and

(ii) save as provided for under the voting undertaking described in (b)(i) above, there were no obligations on or entitlements of IBM as at the Latest Practicable Date,

whereby IBM had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its Shares to third parties, either generally or on a case-by-case basis; and

(c) there were no discrepancies between the beneficial shareholding interest of IBM in the Company as disclosed in this circular and the number of Shares in respect of which it will control or will be entitled to exercise control over the voting right at the EGM.

For the purposes of the paragraph above, "**Non-voting Shares**" means ordinary unlisted shares of nominal value HK$0.025 each in the ordinary share capital of the Company, which carry the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares; and "**Convertible Preferred Shares**" means Series A cumulative convertible preferred shares of nominal value HK$9.175 each and stated value of HK$1,000 each in the share capital of the Company.

As at the Latest Practicable Date, Mr Ward held 1,000,000 Shares in the Company. Mr Ward and his associates shall abstain from voting at the EGM on the resolution in relation to the Service Contract. As at the Latest Practicable Date, as far as the Company is aware, having made all reasonable enquiries:

(a) Mr Ward controlled or was entitled to exercise control over the voting rights in respect of his Shares;

(b) (i) save for the voting undertaking with the Major Shareholder dated 30 April 2005 and the understanding with IBM in respect of the Service Contract, there were no voting trust or other agreement or arrangement or understanding (other than an outright sale) entered into by or binding upon him; and

(ii) save as provided for under the voting arrangements described in (b)(i) above, there were no obligations on or entitlements of Mr Ward as at the Latest Practicable Date,

whereby Mr Ward had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of his Shares to third parties, either generally or on a case-by-case basis; and

(c) there were no discrepancies between the beneficial shareholding interests of Mr Ward in the Company as disclosed in this circular and the number of Shares in respect of which he will control or will be entitled to exercise control over the voting rights at the EGM.

THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee comprising the independent non-executive Directors of the Company has been formed to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the independent shareholders in respect of the Service Contract.

Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions.

EXTRAORDINARY GENERAL MEETING

A notice convening an EGM is set out on pages 54 to 56 of this circular. The EGM is being convened for the purpose of considering and, if thought fit, passing ordinary resolutions to approve the Continuing Connected Transactions and the Service Contract.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

POLL PROCEDURE

Votes taken at the EGM to seek approval of the Continuing Connected Transactions (together with the annual caps thereunder) and the Service Contract will be taken by poll.

Pursuant to Article 73 of the Articles of Association, a poll may be demanded by the Chairman or:

(a) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(b) by any Shareholder present in person or by proxy and representing no less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c) by any Shareholder present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(d) as required by the applicable Listing Rules.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on page 25 of this circular, and the letter from Rothschild set out on pages 27 to 41 of this circular. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the ordinary resolutions approving the Continuing Connected Transactions and the Service Contract.

By order of the Board
Yang Yuanqing
Chairman

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

To the Independent Shareholders

CONTINUING CONNECTED TRANSACTIONS APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

Dear Sir or Madam,

We refer to the circular of the Company dated 23 July 2005 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalised terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to advise you as to whether, in our opinion, the terms of the China Services Agreement and the Reverse Transition Services Agreement (and the annual caps thereunder) and the terms of the Service Contract are fair and reasonable and in the interests of the Company and the shareholders as a whole.

Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions. Your attention is drawn to the letter of advice from Rothschild as set out on pages 27 to 41 of the Circular.

Having taken into account the advice of Rothschild, we consider that the terms of the China Services Agreement and the Reverse Transition Services Agreement (and the annual caps thereunder for each of the three years ending 31 March 2008) are fair and reasonable and in the interests of the Company and the shareholders as a whole.

Having taken into account the advice of Towers Perrin, an international human resources consultancy firm, we consider that the terms of the Service Contract (including the provision therein providing that the Relevant Provisions shall become null and void and any payments to Mr Ward will not exceed one year's emoluments) are fair and reasonable and in the interests of the Company and the shareholders as a whole. We have taken into account the factors considered by Towers Perrin, for example, the terms of the Service Contract would be market competitive with respect to practices of companies similar to the Company including companies in the personal computer-related industry and those with similar size and geographic operations; the terms would be consistent with those provided to other comparable Chief Executive Officers participating in the US labour market; the terms are at least equal to the emoluments which Mr Ward would have otherwise been eligible to receive from IBM; the terms would fairly and appropriately reflect Mr Ward's experience in the personal computer-related industry, his track record and his experience with recently acquired international

operations of the Company and would support the Company's objective with respect to promoting its long term performance by providing a significant portion of reward in the form of variable and at risk compensation.

We therefore recommend the Independent Shareholders to vote in favour of the resolutions in relation to the Continuing Connected Transactions and the independent shareholders to vote in favour of the resolution in relation to the Service Contract.

Yours faithfully,
Independent Board Committee
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Set out below is the text of a letter from Rothschild to the Independent Board Committee and the Independent Shareholders in connection with the Continuing Connected Transactions prepared for inclusion in this circular.

ROTHSCHILD

23 July 2005

To the Independent Board Committee and
the Independent Shareholders of Lenovo Group Limited

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the continuing connected transactions between the Company and IBM, and between IIPC and Blue Express (together as the "Continuing Connected Transactions"), details of which are contained in the circular issued by the Company dated 23 July 2005 (the "Circular") of which this letter forms a part. Rothschild has been retained as the independent financial adviser by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Continuing Connected Transactions are on normal commercial terms, fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole, and to explain why a longer period for the China Services Agreement, the warranty services and transition support services and the legacy products services under the Reverse Transition Services Agreement is required and to confirm whether it is normal business practice for contracts of these types to be of such duration.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

On 27 April 2005, IIPC and Blue Express entered into the China Services Agreement which was subsequently amended on 22 July 2005 and on 30 April 2005, the Company and IBM entered into the Reverse Transition Services Agreement which was subsequently amended on 2 May 2005, 12 May 2005 and 22 July 2005. Following the Initial Closing on 30 April 2005, IBM has been deemed a connected person of the Company by the Stock Exchange and IIPC has become a wholly-owned subsidiary of the Company. As IBM has a shareholding interest of 51% in Blue Express, Blue Express is an associate of IBM and hence, a connected person of the Company. Pursuant to Rules 14A.25 to 14A.27 of the Listing Rules, the Company considers that the Continuing Connected Transactions should be aggregated with the continuing connected transactions as set out in the IBM Circular and approved by the independent shareholders at the extraordinary general meeting of the Company held on 27 January 2005. Accordingly, the transactions contemplated under the China Services Agreement

N M Rothschild & Sons (Hong Kong) Limited
16th Floor, Alexandra House
16-20 Chater Road, Central
Hong Kong SAR

Telephone: (852) 2525-5333
Fax: (852) 2868-1728
(852) 2810-6997

and the Reverse Transition Services Agreement will constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. Such transactions will be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them.

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Board. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in the Circular misleading. We consider that, in order to provide a reasonable basis for our advice, we have taken reasonable steps and performed sufficient work in compliance with Rule 13.80 of the Listing Rules (including the notes thereto). We have not, however, conducted any independent in-depth investigation into the business and affairs of the Group or its respective subsidiaries or associated companies.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1. Rationale for the Continuing Connected Transactions

On 7 December 2004, the Company announced its acquisition of IBM's global desktop computer and notebook computer business (the "IBM Acquisition"). In order to facilitate the smooth transition of the IBM Acquisition and to ensure the respective customers of both the Company and IBM continue to enjoy the same quality services which they are accustomed to whilst at the same time allow the other party to build up its own capabilities, if applicable, which will require time and resources, both parties believe it is essential and have agreed, as an interim measure, to provide certain ancillary services to each other. The IBM Acquisition

together with certain of the ancillary services (including the transition services to be provided to the Company by IBM after the Initial Closing as described in the IBM Circular) that are subject to independent shareholders' approval were approved at the extraordinary general meeting of the Company held on 27 January 2005. The Initial Closing took place on 30 April 2005. Please refer to the IBM Circular for further details about the IBM Acquisition and the ancillary services.

As noted in the "Letter from the Board" in the Circular, Blue Express had been providing maintenance and warranty services to IIPC's customers since 1996 and the employees of Blue Express are familiar with both the specifications of the IBM products and customers. Furthermore, based on our discussion with the management of the Company, the Company is not aware of another service provider in the PRC that has the same geographical coverage and the technical expertise to provide maintenance and warranty services specifically for the Lenovo Liability Machines. As such, in order to ensure a smooth transition and to minimise customer attrition, we concur with the Directors that it would be in the interest of the Company to maintain a continuous relationship with Blue Express after the Initial Closing by entering into the China Services Agreement with Blue Express. A strategic partnership with Blue Express should also provide the Company with a competitive advantage in establishing and maintaining the premium image of the Company's product offerings in the PRC and to increase its credibility with enterprise customers.

We note that the Reverse Transition Services Agreement forms part of the transitional arrangements which have been put into place in relation to the IBM Acquisition and it is in similar spirit to the transition services to be provided to the Company by IBM after the Initial Closing as described in the IBM Circular and approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 27 January 2005. As noted in the "Letter from the Board" in the Circular, the Reverse Transition Services were not contemplated at the time of the IBM Circular. The Company and IBM commenced discussions on the Reverse Transition Services after the despatch of the IBM Circular. Furthermore, the Company and IBM needed time to discuss in details the terms and conditions of the Reverse Transition Services Agreement. From a practical perspective, to the customers, there is no difference between a IBM-logoed machine sold prior to the Initial Closing and one that is sold thereafter, thus, from the Company's perspective, it is important for the IBM Liability Machines to continue to be serviced by the same team in order to ensure the confidence of customers in the machines with the IBM logo. On this basis, we concur with the Directors that the Reverse Transition Services are supporting functions essential to the operations of the Company after the Initial Closing to ensure a smooth transition and to minimise customer attrition as customers will continue to be served by essentially the same dedicated team.

2. China Services Agreement

Pursuant to the China Services Agreement, Blue Express will provide maintenance and warranty services in the PRC on the Lenovo Liability Machines (comprising the IBM-logoed, other-logoed and non-logoed Products) sold after the Effective Date. These Lenovo Liability Machines will be sold by IIPC after the Effective Date for its own account and will contribute to the sales of the Group. We understand from the Company that the services contemplated under the China Services Agreement do not apply to the Lenovo-logoed machines.

During the term of the China Services Agreement, the Company will have sufficient time to develop in-house capabilities or other plans to replace the services provided by Blue Express at the end of such period. Furthermore, for the term of the China Services Agreement and for so long as Blue Express is the service provider in the PRC, Blue Express shall use commercially reasonable efforts (determined in good faith by Blue Express) to provide suggestions and recommendations to IIPC or Lenovo to assist IIPC or Lenovo in its design and development of its maintenance and warranty service (other than base warranty service) offerings for the PRC market.

(i) Consideration

The China Services Agreement comprises different types of warranty services and a rate has been fixed in respect of each type of warranty service after arm's length negotiation between IIPC and Blue Express. The service fees payable by IIPC under the China Services Agreement will be the product of (a) the rate in respect of a particular type of service (including base warranty services and post-warranty and warranty upgrade services) and (b) the actual number of the Lenovo Liability Machines receiving that particular type of service in a particular year. We note that Blue Express has other independent customers in the PRC and the service fees charged by Blue Express will be no less favourable to the Group than the terms offered by Blue Express to its independent customers in the PRC.

The Company advised that it is not possible to compare the charges of Blue Express against charges of independent service providers in the PRC as the Company is not aware of another service provider which provides the same geographical coverage in the PRC and which has the technical expertise to provide maintenance and warranty services specifically for the Lenovo Liability Machines. Hence, in assessing the service fees, we have reviewed the rates with those charged to the Company by IBM in other Asia Pacific countries, including Australia, Hong Kong, India, Japan, Singapore and Taiwan for the transition services to be provided to the Company by IBM after the Initial Closing as

described in the IBM Circular and approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 27 January 2005 whereby the Company has engaged IBM as its preferred service provider to perform similar services under the China Services Agreement to the Company's products outside the PRC. As noted in the "Letter from the Board" in the IBM Circular, "The service fees for the first year will be the "best" fee, by each geographical location, that IBM offers for substantially similar services in the same geographical location (including products and delivery terms) in respect of any service provider customer contracts, in each geographical location, that are the top three closest in volume". Although the service level offered by IBM in other Asia Pacific countries are not entirely the same as the services provided by Blue Express in the PRC, nevertheless, given the substantially similar nature of the services and the lack of another service provider which can provide the same geographical coverage in the PRC and which has the technical expertise to provide maintenance and warranty services specifically for the Lenovo Liability Machines, we believe our review are comparable in the circumstance. We note from our review the rates offered to IIPC by Blue Express to be amongst the lowest when compared with the rates offered to the Company by IBM in other Asia Pacific countries.

Historically, the service fees paid by IIPC in the years 2002, 2003 and the first quarter of 2004 were fixed based on a certain percentage of the revenue of IIPC regardless of the number of machines which required the warranty services. As such, it is not meaningful to make comparison with the historical service fees for the years 2002, 2003 and the first quarter of 2004. Since 1 April 2004, the service fees were re-negotiated and the basis of charge is similar to that under the China Services Agreement. The historical service fees for the period from 1 April 2004 to 31 March 2005 were approximately US$6,410,000 (approximately HK$49,998,000), representing approximately 0.26% of the cost of sales of the Company of approximately HK$19.2 billion for the financial year ended 31 March 2005.

(ii) Term

The term of the China Services Agreement is five years from the Effective Date and subject to the compliance with the relevant Listing Rules, will automatically extend for one or more additional periods of one year each unless either party gives written notice of termination at least six months prior to the then-scheduled expiration of the term. The first annual review will be conducted jointly by IIPC and Blue Express in August 2006.

We understand that the Lenovo Liability Machines will be sold for a period of 18 months after the Initial Closing and these machines will have a warranty of up to three years. As it is normal market practice that the basic warranty services period for new personal computers of equivalent quality to that of the Lenovo Liability Machines sold is of a period of up to three years and taking into account that the Company is allowed to continue to sell the Lenovo Liability Machines under the IBM logo during the 18 months after the Initial Closing, we consider that the term of the China Services Agreement of five years to be fair and reasonable as this will provide certainty and continuity of services for the customers for the entire warranty period. Furthermore, as discussed above, the Company is not aware of another service provider in the PRC that has the same geographical coverage and the technical expertise to provide maintenance and warranty services specifically for the Lenovo Liability Machines, it would be difficult to find a quality service provider to assume Blue Express' role in providing those services bearing in mind of the declining number of Lenovo Liability Machines still remaining in the market place at that time. According to figures published by the International Data Corporation, IBM was the third largest personal computer provider in the world in term of total number of personal computers sold in the first quarter of 2005. In view of IBM's leading market position, the terms and conditions of various service contracts under which IBM (and its subsidiaries) entered into could be viewed as the industry norm. The five-year term of the China Services Agreement will also enable IIPC to bargain for better rates and service levels and give Blue Express the incentive to continuously invest in and improve its service capability which, in turn, is in the interest of the customers of the Company. We also note that the IBM Acquisition together with certain transition services with a term of five years were approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 27 January 2005. In view of the above, we consider the proposed duration of five years under the China Services Agreement to be fair and reasonable, and it is required and a normal business practice for contracts of this type to be of such duration on the basis that (a) the Lenovo Liability Machines will be sold for 18 months after the Initial Closing and these machines will have a warranty period of up to three years; and (b) it is in the Company's interest to ensure certainty and continuity of services for the customers of the Lenovo Liability Machines for the entire warranty period.

(iii) Annual cap

The annual cap for service fees payable by IIPC to Blue Express under the China Services Agreement for the three financial years ending 31 March 2008 will not exceed:

(a) US$8,800,000 (approximately HK$68,640,000) for the financial year ending 31 March 2006, representing approximately 0.36% of the cost of sales of the Company of approximately HK$19.2 billion for the financial year ended 31 March 2005;

(b) US$22,000,000 (approximately HK$171,600,000) for the financial year ending 31 March 2007, representing approximately 0.89% of the cost of sales of the Company of approximately HK$19.2 billion for the financial year ended 31 March 2005;

(c) US$13,600,000 (approximately HK$106,080,000) for the financial year ending 31 March 2008, representing approximately 0.55% of the cost of sales of the Company of approximately HK$19.2 billion for the financial year ended 31 March 2005.

The annual cap for service fees payable by IIPC to Blue Express for the remaining term after the financial year ending 31 March 2008 under the China Services Agreement will be considered at a later stage and in compliance with the relevant Listing Rules.

We have discussed with the management of the Company the basis upon which the above annual caps have been determined and noted that such caps were calculated by reference to:

(a) the estimated sales of the Lenovo Liability Machines during the 18-month period after the Initial Closing. Such sales estimates have taken into account the anticipated increase in the volume resulting from the increase in business activities. Taking into consideration the Company's extensive distribution network in the PRC, the sales of the Lenovo Liability Machines are expected to increase and we consider that the estimation is reasonable;

(b) the estimated failure rate of the Lenovo Liability Machines based on the historical failure rate in 2004. We have reviewed the historical failure rate of the relevant machines provided by the Company in relation to the percentage of products which required warranty service during their respective warranty period and consider the estimation to be in line; and

(c) the service fees charged by Blue Express for providing similar services to IIPC in the second to fourth quarters of 2004. In comparison, we note that the China Services Agreement offers IIPC with improved terms as compared to those offered by Blue Express to IIPC in 2004. As discussed above, we have also compared the rates with those charged to the Company by IBM in other Asia Pacific countries for the provision of similar services under the China Services Agreement to the Company after the Initial Closing and considered that rates offered to IIPC by Blue Express to be amongst the lowest when compared with the rates offered by IBM in other Asia Pacific countries in the circumstance.

The annual cap will be at its highest during the financial year ending 31 March 2007 as the Directors expect that the total number of outstanding Lenovo Liability Machines subject to warranty services remaining in the market place to be highest. The number of Lenovo Liability Machines subject to warranty services will start to decline when the Company stops selling the Lenovo Liability Machines 18 months after the date of the Initial Closing and the warranty period for those machines with 3-year warranty begin to expire three years after the date of the Initial Closing.

On the basis that (a) the China Services Agreement is essential to ensure a smooth transition and to minimise customer attrition as a result of the IBM Acquisition, (b) it is normal market practice that the basic warranty service period for new personal computers of equivalent quality to that of the Lenovo Liability Machines sold to be of a period of up to three years and taking into account that the Company is allowed to continue to sell the Lenovo Liability Machines during the 18 months after the Initial Closing resulting in a term of five years, and (c) the basis used to determine the proposed annual cap are reasonable, we consider the terms of the China Services Agreement (including the proposed annual caps for the three financial years ending 31 March 2008) to be fair and reasonable, and it is required and a normal business practice for contracts of this type to be of such duration given that it is to ensure certainty and continuity of services for the customers of the Lenovo Liability Machines for the entire warranty period.

3. Reverse Transition Services Agreement

Pursuant to the Reverse Transition Services Agreement, the Company (which rights and obligations have been assigned to Lenovo (Singapore) Pte. Ltd pursuant to an assignment agreement dated 30 April 2005) shall provide, or shall cause the third parties designated by it to provide the Reverse Transaction Services to IBM on a global basis. The Reverse Transition Services Agreement relates mainly to the provision of support services by the Company to IBM in respect of the IBM Liability Machines and which have not been acquired by the Group. The Reverse Transition Services can be broadly classified into six categories (please refer to the "Letter from the Board" in the Circular for further details) and can be regarded as a reciprocal arrangement to the transition services to be provided to the Company by IBM after the Initial Closing as described in the IBM Circular and approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 27 January 2005 whereby IBM will provide certain supporting services to the Company to ensure minimum disruption to both the Company and IBM after the Initial Closing.

As the ex-employees of IBM's personal computer division, including those in relation to the provision of Reverse Transition Services, have been transferred to the Company upon the Initial Closing, IBM no longer has the necessary resources to perform the support services on IBM Liability Machines. By providing these services to IBM, the Company will be able to better utilise its resources as well as having IBM sharing part of the cost (in proportion to the services performed under the Reverse Transition Services Agreement as further discussed below) for maintaining the relevant departments and personnel which the Company is solely liable for. The Reverse Transition Services are unique to IBM and the Company will not be able to find another customer who will require those services.

(i) Consideration

The Reverse Transition Services (save for the Japan Lenovo Direct Alliance Corporation ("DAC") support services and sharing of Global Market View ("GMV") client data between IBM and Lenovo) will be provided by the Group to IBM and its affiliate on a cost basis.

The proportion which the cost of the warranty services and support transition services will bear to the total cost will be equivalent to the proportion which the number of the IBM Liability Machines will bear to the total number of machines requiring such services in a particular year. In respect of the other Reverse Transition Services, the consideration will be calculated based on the estimated manpower cost (inclusive of related overhead costs) required to perform the services.

As the Reverse Transition Services form part of the transitional arrangements which have been put into place between the Company and IBM in relation to the IBM Acquisition, such services are unique in the context of the IBM Acquisition, there are no market comparables against which the service fees may be compared. On this basis, we are of the view that it is reasonable to determine the fees on a cost basis as these services are to be provided for the transitional period to ensure minimum disruption to both the Company and IBM after the Initial Closing and having IBM sharing part of the cost for maintaining the relevant departments and personnel which the Company is solely liable for.

In respect of the Japan Lenovo DAC support services, IBM will pay a fixed fee to the Company for services provided to IBM by a third party in connection with IBM's x-series system pursuant to an agreement which will terminate on 31 December 2005. Pursuant to this agreement, other support services not in connection with the x-series system are also provided to IBM. After the Initial Closing, this agreement has been assumed by the Company but IBM has agreed to reimburse US$200,000 (representing the fees apportioned to services in connection with the x-series system) to the Company for services in connection with its x-series which the Company did not acquire. We understand the overall fees were determined prior to the IBM Acquisition between IBM and the independent third parties and the fees apportioned to services in connection with the x-series system were determined by IBM in accordance with the estimated usage in term of estimated sales of the x-series system as a percentage of the total estimated sales of x-series and personal computers. We note that there is no breakdown provided in the agreement as to the amount attributable to the x-series. We have reviewed and considered the historical data provided by the Company in relation to the sales of the x-series system as a percentage of the total sales of x-series and personal computers and consider that such estimations have been reasonably made. On the basis that the Company is merely an intermediary and such fee will be paid by IBM to the Company as reimbursement to the Company from IBM for service provided by a third party with no additional cost incurred by the Company and in this connection, we consider the arrangement to be fair and reasonable.

The cost of sharing the report on analysis of the information technology market ("Sharing of GMV client data between IBM and Lenovo") is based on the estimated fee payable to a third party for analysing the raw data regarding personal computer industry purchased by the Company. IBM will be responsible for the entire fee payable to the third party for analysing the data and in return, the Company will release the report to IBM but not the raw data purchased by the Company. The report will provide IBM with information regarding the latest trend in the personal computers industry. As the entire fee

under the Sharing of GMV client data between IBM and Lenovo is borne by IBM, we consider the arrangement to be fair and reasonable and in the interest of the Company and its Shareholders.

The annual fees payable under the Reverse Transition Services Agreement will be reduced significantly after the second year when most of the services will be expired pursuant to its terms. As the Reverse Transition Services form part of the transitional arrangements which have been put in place in relation to the IBM Acquisition, we concur with the Directors that such services are unique in the context of the IBM Acquisition. As such, we have not been able to compare the services fees against market comparables. In the absence of market comparables, we consider the use of a cost basis to be fair and reasonable on the basis that the provision of the Reverse Transition Services (other than the Japan Lenovo DAC support services) form part of the transitional arrangement in relation to the IBM Acquisition. In respect of the Japan Lenovo DAC support services, as the fixed fee was determined prior to the IBM Acquisition and the Company is merely an intermediary, we consider the basis to be fair and reasonable since such fee is a form of reimbursement to the Company from IBM for service provided by a third party.

(ii) Term

The Reverse Transition Services Agreement will become effective on the Effective Date and continue for periods ranging from five months to five years. The tenor of each of the services to the Reverse Transition Services is set out below:

		Term (beginning from the Effective Date)
(a)	Warranty services and support transition services	To 30 April 2009 *(Note)*
(b)	Legacy products services	To 30 April 2010
(c)	Procurement and Lenovo ISC Engineering services	To 30 April 2006
(d)	Lenovo ISC Engineering services	To 30 April 2006
(e)	Japan Lenovo DAC support services	To 31 December 2005
(f)	Marketing database content management services	To 31 December 2005
(g)	Sharing of GMV client data between IBM and Lenovo	To 30 April 2008

Note: IBM has the right to extend the term for one additional year to 30 April 2010.

The Reverse Transition Services Agreement will terminate upon the earlier to occur of: (a) the last date indicated for the termination of a Reverse Transition Service in the Reverse TSA Service Description Attachments; and (b) the date on which all of the Reverse Transition Services have been terminated. In addition, IBM may cancel any of the Reverse Transition Service or reduce the amount of any separately priced portion of a Reverse Transition Service at any time upon 60 days' prior written notice.

Of the Reverse Transition Services, the warranty services and support transition services and the legacy products services (together referred to as the "After Sales Services") have a term of more than three years. The After Sales Services only cover the IBM Liability Machines sold prior to the Initial Closing. As informed by the Company, the normal useful life of a computer is around three to five years, which we note corresponds with the general accounting depreciation policy for computers. As such, the proposed term for the After Sales Services should be able to cover the useful life of the last IBM Liability Machine sold immediately before the Initial Closing in order to ensure minimum disruption to both the Company and IBM after the Initial Closing. Furthermore, it is normal market practice for the warranty services and support transition services and the legacy products services to be provided by the same service provider throughout the useful life of a computer as it would be difficult for IBM to find a replacement service provider with similar ranking to assume the Group's obligation under the After Sales Services pursuant to the Reverse Transition Services Agreement for the remaining period if the After Sales Services have a term of only three years considering the time remaining and in view of the declining number of IBM Liability Machines in the market. According to figures published by the International Data Corporation, IBM is the third largest personal computer provider in the world in term of total number of personal computers sold in the first quarter of 2005. In view of IBM's leading market position, the terms and conditions of various service contracts under which IBM entered into could be viewed as the industry norm. The existing owners of IBM Liability Machines are also the likely potential customers of the Company when they need to upgrade or replace their existing IBM Liability Machines and hence it is in the best interest of the Company that these customers continue to enjoy the same quality supporting service without any interruption.

On the basis that:

(a) the normal useful life of a computer is around three to five years;

(b) it is important to ensure minimum disruption to both the Company and IBM after the Initial Closing;

(c) the normal market practice for the warranty services and support transition services and the legacy products services to be provided by the same service provider throughout the useful life of a computer; and

(d) the existing owners of IBM Liability Machines are also the likely potential customers of the Company when they need to upgrade or replace their existing IBM Liability Machines and hence it is in the best interest of the Company that these customers continue to enjoy the same quality supporting service without any interruption,

we consider the proposed duration for the After Sales Services to be fair and reasonable, and it is required and a normal business practice for contracts of these types to be of such duration given that the normal useful life of a computer is around three to five years and it is in the best interest of the Company that these customers continue to enjoy the same quality supporting service without any interruption.

(iii) Annual cap

The annual cap for service fees payable by IBM to the Group under the Reverse Transition Services Agreement for the three financial years ending 31 March 2008 will not exceed:

(a) US$45,400,000 (approximately HK$354,120,000)) for the financial year ending 31 March 2006, representing approximately 1.84% of the cost of sales of the Company of approximately HK$19.2 billion for the financial year ended 31 March 2005;

(b) US$29,800,000 (approximately HK$232,440,000) for the financial year ending 31 March 2007, representing approximately 1.21% of the cost of sales of the Company of approximately HK$19.2 billion for the financial year ended 31 March 2005;

(c) US$7,600,000 (approximately HK$59,280,000) for the financial year ending 31 March 2008, representing approximately 0.31% of the cost of sales of the Company of approximately HK$19.2 billion for the financial year ended 31 March 2005;

The annual cap for service fees payable by IBM to the Group for the remaining term after the financial year ending 31 March 2008 under the Reverse Transition Services Agreement will be considered at a later stage and in compliance with the relevant Listing Rules.

We have discussed with the management of the Company the basis upon the above annual caps have been determined and noted that such caps were calculated by reference to:

(a) the actual cost of providing the services in a particular year; and

(b) the estimated number of IBM Liability Machines requiring a particular Reverse Transition Service in a given year.

Based on our review of the information provided by the Company, we note that the bulk of the proposed annual caps for the two financial years ending 31 March 2007 and all of the proposed annual caps for the remaining periods represent fees payable for the After Sales Services. The proposed annual caps are significantly higher for the two financial years ending 31 March 2007 as the number of IBM Liability Machines that will remain in use are at its highest during such periods. As the number of IBM Liability Machines in use will decrease over time, the proposed annual cap decrease by each financial year.

We have reviewed and considered the historical data provided by the Company in relation to the number of IBM Liability Machines requiring a particular Reverse Transition Service and consider that such estimations have been reasonably made. The proposed annual caps have been determined by reference to the estimated cost multiplied by the estimated number of IBM Liability Machines requiring the particular service apart from the "Japan Lenovo DAC support services" and "Sharing of GMV client data between IBM and Lenovo" which have fixed fees.

On the basis that (a) the Reverse Transition Agreement forms part of the transitional arrangements which have been put into place in relation to the IBM Acquisition and it is in the same spirit as the transition services to be provided to the Company by IBM after the Initial Closing as described in the IBM Circular and approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 27 January 2005, (b) the normal useful life of a computer is around three to five years, (c) the existing owners of IBM Liability Machines are the likely potential customers of the Company when they need to upgrade or replace their existing IBM Liability Machines and should not be prejudiced as a result of the IBM Acquisition and it is essential that they continue to enjoy the same quality supporting services, (d) it is normal market practice for the warranty services and support transition services and the legacy products services to be provided by the same service provider throughout the usual life of a computer, and (e) the basis used to determined the cap are reasonable, we consider the terms of the Reverse Transition Agreement (including the proposed annual caps for the three financial years ending 31 March 2008) to be fair and reasonable, and

it is required and a normal business practice for contracts of this type to be of such duration given that it is to ensure certainty and continuity of services for the customers of the IBM Liability Machines for the entire warranty period.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider the terms of the Continuing Connected Transactions (including the proposed annual caps for the three financial years ending 31 March 2008) to be on normal commercial terms, fair and reasonable and in the interest of the Company and the Independent Shareholders taken as a whole. Accordingly, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Continuing Connected Transactions, as detailed in the notice of EGM set out at the end of the Circular.

Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited
Kelvin Chau
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of providing information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules were as follows:

Interests in the Shares and underlying Shares of the Company

Name of Director	Long/Short position	Interests in Shares/ underlying Shares	Capacity and number of Shares/underlying Shares held			
			Personal interests	Family interests	Trust	Aggregate interests
Mr Yang Yuanqing	Long Position	Shares	10,200,000	–	–	10,200,000
	Long Position	Share options	11,250,000	–	–	11,250,000
						21,450,000
Mr Stephen M Ward, Jr	Long Position	Shares	1,000,000	–	–	1,000,000
Ms Ma Xuezheng	Long Position	Shares	15,834,000	–	7,240,000	23,074,000
	Long Position	Share options	6,120,000	–	–	6,120,000
						29,194,000
Mr Liu Chuanzhi	Long Position	Shares	16,010,000	976,000	–	16,986,000
	Long Position	Share options	5,250,000	–	–	5,250,000
						22,236,000
Mr Zhu Linan	Long Position	Shares	3,720,000	–	–	3,720,000

Note: The above-mentioned share options are options granted by the Company pursuant to its share option schemes.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company or their respective concert parties or their associates had any interests or short positions in Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules.

Substantial Shareholders

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest or short position in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO or were directly or indirectly interested in 10% or more of the nominal value of the issued ordinary share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

(i) *Interests in the Shares and underlying Shares of the Company*

As at the Latest Practicable Date

(A) Shares

		Capacity and number of Shares/underlying Shares held		
Name	**Nature of interest in long position**	**Beneficial owner**	**Corporate interests**	**Aggregate interests**
Legend Holdings Limited *(note 1)*	Shares	2,700,976,724	1,469,311,247 *(note 2)*	4,170,287,971
Employees' Shareholding Society of Legend Holdings Limited *(note 3)*	Shares	–	4,170,287,971	4,170,287,971
International Business Machines Corporation *(note 4)*	Shares and Non-voting Shares	1,742,871,028	–	1,742,871,028
TPG Advisors IV, Inc	underlying Shares	–	439,217,834	439,217,834
TPG GenPar IV, L.P.	underlying Shares	–	439,217,834	439,217,834
TPG Partners IV, L.P.	underlying Shares	–	439,217,834	439,217,834
TPG IV Acquisition Company LLC *(note 5)*	underlying Shares	439,217,834	–	439,217,834
Mr David Bonderman *(note 6)*	underlying Shares	–	885,180,238	885,180,238

(B) Convertible Preferred Shares

Name	Nature of interest in long position	Capacity and number of Convertible Preferred Shares held Beneficial owner	Corporate interests	Aggregate interests
GAP (Bermuda) Limited	Convertible Preferred Shares	–	655,114	655,114
General Atlantic Partners (Bermuda), L.P. *(note 7)*	Convertible Preferred Shares	655,114	–	655.114
GAP Coinvestments III, LLC	Convertible Preferred Shares	42,566	–	42,566
GAP Coinvestments IV, LLC	Convertible Preferred Shares	11,100	–	11,100
General Atlantic LLC	Convertible Preferred Shares	–	70,001	70,001
GapStar, LLC *(note 8)*	Convertible Preferred Shares	9,750	–	9,750
General Atlantic Partners 81, L.P. *(note 9)*	Convertible Preferred Shares	60,251	–	60,251
GAPCO Management GmbH	Convertible Preferred Shares	–	1,219	1,219
GAPCO GmbH & Co. KG *(note 10)*	Convertible Preferred Shares	1,219	–	1,219
Tarrant Advisors, Inc.	Convertible Preferred Shares	–	390,000	390,000
Newbridge Asia Advisors III, Inc.	Convertible Preferred Shares	–	390,000	390,000
Newbridge Asia GenPar III, L.P.	Convertible Preferred Shares	–	390,000	390,000

Name	Nature of interest in long position	Capacity and number of Convertible Preferred Shares held		
		Beneficial owner	Corporate interests	Aggregate interests
Newbridge Asia III, L.P.	Convertible Preferred Shares	–	390,000	390,000
Newbridge Asia Acquisition Company LLC *(note 11)*	Convertible Preferred Shares	390,000	–	390,000
TPG Advisors III, Inc	Convertible Preferred Shares	–	312,000	312,000
TPG GenPar III, L.P.	Convertible Preferred Shares	–	312,000	312,000
TPG Partners III, L.P.	Convertible Preferred Shares	–	312,000	312,000
TPG III Acquisition Company, LLC *(note 12)*	Convertible Preferred Shares	312,000	–	312,000
T^3 Advisors II, Inc.	Convertible Preferred Shares	–	280,429	280,429
T^3 GenPar II, L.P.	Convertible Preferred Shares	–	280,429	280,429
T^3 Partners II, L.P.	Convertible Preferred Shares	–	280,429	280,429
T^3 II Acquisition Company, LLC *(note 13)*	Convertible Preferred Shares	280,429	–	280,429
TPG Advisors IV, Inc.	Convertible Preferred Shares	–	967,571	967,571
TPG GenPar IV, L.P.	Convertible Preferred Shares	–	967,571	967,571

		Capacity and number of Convertible Preferred Shares held		
Name	Nature of interest in long position	Beneficial owner	Corporate interests	Aggregate interests
TPG Partners IV, L.P.	Convertible Preferred Shares	–	967,571	967,571
TPG IV Acquisition Company LLC	Convertible Preferred Shares	967,571	–	967,571
Mr David Bonderman *(note 6)*	Convertible Preferred Shares	–	1,950,000	1,950,000

Notes:

1. The English company name "Legend Holdings Limited" is a direct transliteration of its Chinese company name.

2. The Shares were beneficially held by Right Lane Limited, a direct wholly-owned subsidiary of Legend Holdings Limited.

3. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited. Therefore, it is taken to be interested, or has short positions, in any Shares in which they are interested or have short positions.

4. As at the Latest Practicable Date, IBM had an interest in an aggregate of 1,742,871,028 Shares and Non-voting Shares, comprising 931,870,515 Shares and 811,000,513 Non-voting Shares. IBM was issued 821,234,569 Shares and 921,636,459 Non-voting Shares on 30 April 2005. On 1 May 2005, IBM entered into the Repurchase Agreement with the Company for the sale of 435,717,757 Non-voting Shares. On 17 May 2005, IBM converted 110,635,946 Non-voting Shares into an equal number of Shares. Save as disclosed above, IBM has not dealt in any Shares since 30 April 2005.

5. TPG IV Acquisition Company LLC is indirectly wholly owned by TPG Advisors IV, Inc.

6. Mr David Bonderman had an interest in underlying Shares by virtue of his shareholding in TPG Advisors IV, Inc., TPG Advisers III, Inc. T^3 Advisors II, Inc. and Tarrant Advisors, Inc. (Tarrant Advisers, Inc. owns 50% of the Shares of Newbridge Asia Advisors III, Inc.).

7. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P.

8. GapStar, LLC is directly wholly owned by General Atlantic LLC.

9. General Atlantic LLC is the general partner of General Atlantic Partners 81, L.P.

10. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG.

11. Newbridge Asia Acquisition Company LLC is indirectly wholly owned by Newbridge Asia Advisors III, Inc.

12. TPG III Acquisition Company, LLC is indirectly wholly owned by TPG Advisors III, Inc.

13. T^3 II Acquisition Company, LLC is indirectly wholly owned by T^3 Advisors II, Inc.

(ii) Interest in shares of subsidiaries of the Company

Name of subsidiary	Name of substantial shareholder	Percentage of holding
Shenzhen Legend Computer Co., Ltd.	Legend Holdings Limited	20%
	Shenzhen Science and Industry Park Corporation	10%
Legend Creat Holdings Limited	Nanchang Creat Group Co., Ltd.	45%
Lenovo Mobile Communication Co., Ltd.	Xiamen Overseas Chinese Electronic Co., Ltd.	19.2%
Lenovo AI Computer Technology Co., Ltd.	A.I. Software Co., Ltd.	30%

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 10% or more of the nominal value of the issued ordinary share capital carrying rights to vote in all circumstances at general meeting of any member of the Group or any options in respect of such capital.

MATERIAL CHANGES

Capitalised terms used in this section shall have the same meanings as those used in the announcements made by the Company dated 30 April 2005 and 30 March 2005, respectively.

Since 31 March 2005, the following events, which the Directors consider may result in or have a material effect to the financial, trading position or prospects of the Company, have occurred:

(a) Acquisition of the personal computer business of IBM

At Initial Closing on 30 April 2005, the Company acquired the personal computing business of IBM and paid IBM cash consideration of US$650 million (equivalent to approximately HK$5.07 billion). The Company also allotted and issued to IBM 821,234,569 Shares and 921,636,459 Non-voting Shares credited as fully paid up at an issue price of HK$2.675 per share. Immediately following the Initial Closing, IBM held approximately 18.9% of the total issued ordinary share capital of the Company (including

Shares and Non-voting Shares) and approximately 9.9% of the total voting rights of the Company. The personal computing business would be consolidated in the financial accounts of the Company from Initial Closing. As the IBM Acquisition has only been recently completed the financial and trading impact on the Company cannot be reasonably ascertained.

(b) Raising of term loan

In connection with the IBM Acquisition, the Company entered into a facility agreement on 26 April 2005 with certain banks to arrange a term loan of US$500 million (equivalent to approximately HK$3,900 million) partly for settlement of cash consideration at the Initial Closing of the IBM Acquisition.

The term loan is guaranteed unconditionally jointly and severally by the Company and certain subsidiaries of the Group, bearing interest at the London Interbank Offered Rate plus 0.825% per annum and repayable by instalments in five years.

(c) Issue of the Convertible Preferred Shares and Warrants

Pursuant to the terms of the CPS Subscription which are described in the CPS Subscription Circular, upon the satisfaction of certain conditions and the resolutions passed at the extraordinary general meeting of the Company held on 13 May 2005, the Company issued 2,730,000 Convertible Preferred Shares at an issue price of HK$1,000 ("Stated Value") per share, together with Warrants to subscribe for an aggregate of 237,417,474 Shares at an initial exercise price of HK$2.725 per Share (subject to certain anti-dilution adjustments), for an aggregate cash consideration of US$350 million (equivalent to approximately HK$2,730 million) on 17 May 2005.

The Convertible Preferred Shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5% per annum on the Stated Value of each Convertible Preferred Share. The Company may defer the payment of cash dividends if it is unable to make such payments by law or under the Company's bank credit facility in effect on the date on which the Convertible Preferred Shares were first issued. If at any time the Company has deferred payment of a dividend, it shall be prohibited from paying cash dividends on its junior securities, including the Ordinary Shares, until all such deferred dividends shall have been paid in full. If the Company fails to pay cash dividends when accumulated or deemed to accumulate, the convertible preferred shareholders will have the right to receive additional interest at the rate of 4.5% per annum on the amount of such cash dividend payment that was not paid when accumulated or deemed to accumulate. No additional Convertible Preferred Shares will be issued in respect of unpaid dividends.

Each Convertible Preferred Share is convertible, at the option of its holder at any time, into a number of Shares equal to the Stated Value divided by HK$2.725, subject to certain anti-dilution adjustments. Shares that are to be issued upon conversion of the

Convertible Preferred Shares will rank pari passu in all respects with the Shares in issue on the conversion date except that they will not be entitled to any rights or entitlement to dividends or distributions before the record date for which precedes the conversion date.

Each Warrant carries the right to subscribe for one Share at the initial exercise price of HK$2.725, subject to certain anti-dilution adjustments, at any time during the five years from 17 May 2005.

The Directors confirmed that there has been no material change in the financial, trading position or prospects of the Company since 31 March 2005 up to the Latest Practicable Date other than those changes arising from the events described above including the impact arising from combining the personal computing business of IBM into the Group.

INTEREST IN CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESS

(a) As at the Latest Practicable Date, none of the Directors or their associates had any direct or indirect interest in any assets which have been, since 31 March 2005 (being the date to which the latest published audited consolidated financial statements of the Group were made up), acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b) As at the Latest Practicable Date, none of the Directors or their associates was materially interested in any contract or arrangement entered into by any member of the Group and subsisting at the date of this circular which was significant in relation to the business of the Group.

(c) As at the Latest Practicable Date, none of the Directors or their associates has interests in a business, apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with the business of the Group.

DIRECTORS' SERVICE CONTRACTS

Mr Stephen M Ward, Jr, an Executive Director, the President and Chief Executive Officer of the Company entered into a service contract with the Company for a term of three years on 30 April 2005. Upon termination of the Service Contract, Mr Ward may be entitled to compensation and other payments equivalent to more than one year's emoluments depending on, among other things, his length of service, the performance of the Company, the amount of his unvested equity awards and the amount of his annual bonus. The Service Contract will require approval of the Shareholders at a general meeting of the Company (at which Mr Ward and his associates shall abstain from voting) pursuant to Rule 13.68 of the Listing Rules.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or proposed Directors had any existing or proposed service agreement with any member of the Group which will not expire or is not determinable within one year without payment of compensation (other than statutory compensation).

EXPERTS

The following is the qualification of the expert who has given opinions or advice, which is contained or referred to in this circular:

Name	Qualification	Date of opinion	Nature of opinion or advice
N M Rothschild & Sons (Hong Kong) Limited	licenced by the Securities and Futures Commission to conduct type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) regulated activities as defined under the SFO	23 July 2005	Letter of advice to the Independent Board Committee and the Independent Shareholders
Towers Perrin	an international human resources consultancy firm	17 July 2005	Advice to the Independent Board Committee

Rothschild has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter of advice and references to its name, in the form and context in which they appear.

Towers Perrin has given and has not withdrawn its written consent to the references to its name in the letter from the Independent Board Committee.

Each of Rothschild and Towers Perrin has no shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Neither Rothschild nor Towers Perrin has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 March 2005, being the date up to which the latest published audited consolidated financial statements of the Group were made up.

MISCELLANEOUS

(a) The registered office of the Company is at 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(b) The secretary of the Company is Ms Look Pui Fan who is an associate of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(c) The qualified accountant of the Company is Mr Wong Wai Kwong who is a fellow member of The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants.

(d) The share registrar of the Company is Abacus Share Registrars Limited, situated at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) This circular has been prepared in both English and Chinese. In the case of any discrepancies, the English text shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company from the date of this circular up to and including 9 August 2005:

(a) the China Services Agreement entered into between IIPC and Blue Express on 27 April 2005 as amended by an amendment agreement dated 22 July 2005 together with the extension agreement between IIPC and Blue Express dated 19 April 2005 and the second extension agreement between IIPC and Blue Express dated 10 June 2005;

(b) the Reverse Transition Services Agreement entered into between the Company and IBM on 30 April 2005 and subsequently amended on 2 May 2005, 12 May 2005 and 22 July 2005;

(c) the Service Contract entered into between Mr Ward and the Company on 30 April 2005;

(d) the agreement between IBM and Direct Alliance Corporation dated 28 March 2005;

(e) letter from the Independent Board Committee as set out on pages 25 to 26 of this circular;

(f) letter from Rothschild as set out on pages 27 to 41 of this circular;

(g) letter of consent from Rothschild dated 23 July 2005;

(h) letter of consent from Towers Perrin dated 22 July 2005;

(i) voting undertaking agreement entered into between the Major Shareholder and IBM on 30 April 2005;

(j) voting undertaking agreement given by the Major Shareholder to Mr Ward on 30 April 2005;

(k) voting understanding between IBM and Mr Ward on 29 April 2005;

(l) voting agreement between IBM and the Major Shareholder dated 7 December 2004; and

(m) voting undertakings between IBM and the Investors dated 29 April 2005.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "**Company**") will be held at 10:00 a.m. on Tuesday, 9 August 2005 (or immediately after the conclusion or adjournment of the annual general meeting of the Company convened for the same date and place at 9:30 a.m.) at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purposes of considering and, if thought fit, passing with or without modification the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

(1) "**THAT**:

(a) the China Services Agreement dated 27 April 2005 entered into between International Information Products (Shenzhen) Co., Ltd ("**IIPC**") and Changchun Blue Express Computer Engineering Technology Co., Ltd. ("**Blue Express**"), pursuant to which Blue Express will provide maintenance and warranty services to IIPC (a copy of which is tabled at the meeting and marked "A" and initialed by the chairman of the meeting for identification purposes) and the proposed annual caps thereunder for each of the three years ending 31 March 2008, be and is hereby approved, ratified and confirmed;

(b) any one Director, or any two Directors if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/ them to be incidental to, ancillary to or in connection with the matters contemplated in the China Services Agreement."

(2) "**THAT**:

(a) the Reverse Transition Services Agreement dated 12 May 2005 entered into between the Company and International Business Machines Corporation ("**IBM**"), pursuant to which the Company and its subsidiaries will provide IBM and its affiliates with the Reverse Transition Services (as defined therein) (a copy of which is tabled at the meeting and marked "B" and initialed by the chairman of the meeting for identification purposes) and the proposed annual caps thereunder for each of the three years ending 31 March 2008, be and is hereby approved, ratified and confirmed;

(b) any one Director, or any two Directors if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Reverse Transition Services Agreement."

(3) "**THAT**:

(a) the Service Contract dated 30 April 2005 entered into between the Company and Mr Stephen M Ward. Jr, an executive Director, President and Chief Executive Officer of the Company (a copy of which is tabled at the meeting and marked "C" and initialed by the chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any two Directors if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By Order of the Board of
Lenovo Group Limited
Yang Yuanqing
Chairman

Hong Kong, 23 July 2005

Registered office:
23rd Floor, Lincoln House
Taikoo Place, 979 King's Road
Quarry Bay
Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

Executive Directors:
Mr Yang Yuanqing
Mr Stephen M Ward, Jr
Ms Ma Xuezheng

Non-executive Directors:
Mr Liu Chuanzhi
Mr Zhu Linan
Mr James G Coulter
Mr William O Grabe
Mr Shan Weijian
Mr Justin T Chang *(alternative Director to James G Coulter)*
Mr Vince Feng *(alternative Director to Mr William O Grabe)*
Mr Daniel A Carroll *(alternative Director to Mr Shan Weijian)*

Independent Non-executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the Extraordinary General Meeting will be taken by way of poll.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

PROXY FORM FOR USE BY HOLDERS OF VOTING ORDINARY SHARES AT THE EXTRAORDINARY GENERAL MEETING

I/We[1] ____

of ____

being the registered holder(s) of[2] ____________________ voting ordinary shares in the share capital of Lenovo Group Limited (the "Company") HEREBY APPOINT[3] the Chairman of the Extraordinary General Meeting or ____

of ____

as my/our proxy to attend and vote for me/us at the Extraordinary General Meeting of the Company to be held at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 9 August 2005 at 10:00 a.m. (or immediately after the conclusion or adjournment of the annual general meeting of the Company convened for the same date and place at 9:30 a.m.) and at any adjournment thereof and to vote for me/us and in my/our name(s) in respect of such resolution as indicated below and, if no such indication is given, as my/our proxy thinks fit.

	Ordinary Resolutions	FOR[4]	AGAINST[4]
(1)	Ordinary Resolution No. 1		
(2)	Ordinary Resolution No. 2		
(3)	Ordinary Resolution No. 3		

Dated this ____________ day of ____________ 2005 Signature[5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all such shares in the share capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words "the Chairman of the Extraordinary General Meeting or" and insert the name and address of the proxy desired in the space provided. Any shareholder may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company.
4. **Important: If you wish to vote for the resolution, tick in the appropriate box marked "FOR". If you wish to vote against the resolution, tick in the appropriate box marked "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than referred to above.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, either under seal, under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares of the Company as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such shares of the Company will alone be entitled to vote in respect thereof.
7. To be valid, this form of proxy along with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending the meeting and voting in person at the meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.
9. The vote to be taken in the Extraordinary General Meeting will be taken by way of poll.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

PROXY FORM FOR USE BY HOLDERS OF SERIES A CUMULATIVE PREFERRED SHARES AT THE EXTRAORDINARY GENERAL MEETING

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________ Series A Cumulative Preferred Shares in the share capital of Lenovo Group Limited (the "Company") HEREBY APPOINT[3] the Chairman of the Extraordinary General Meeting or ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us at the Extraordinary General Meeting of the Company to be held at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 9 August 2005 at 10:00 a.m. (or immediately after the conclusion or adjournment of the annual general meeting of the Company convened for the same date and place at 9:30 a.m.) and at any adjournment thereof and to vote for me/us and in my/our name(s) in respect of such resolution as indicated below and, if no such indication is given, as my/our proxy thinks fit.

	Ordinary Resolutions	FOR[4]	AGAINST[4]
(1)	Ordinary Resolution No. 1		
(2)	Ordinary Resolution No. 2		
(3)	Ordinary Resolution No. 3		

Dated this ____________ day of ____________ 2005 Signature[5] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all such shares in the share capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words "the Chairman of the Extraordinary General Meeting or" and insert the name and address of the proxy desired in the space provided. Any shareholder may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company.
4. **Important: If you wish to vote for the resolution, tick in the appropriate box marked "FOR". If you wish to vote against the resolution, tick in the appropriate box marked "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than referred to above.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, either under seal, under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares of the Company as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such shares of the Company will alone be entitled to vote in respect thereof.
7. To be valid, this form of proxy along with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending the meeting and voting in person at the meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.
9. The vote to be taken in the Extraordinary General Meeting will be taken by way of poll.

Registration No. 450816

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION
OF
LENOVO GROUP LIMITED
聯想集團有限公司

Passed on the 13th day of May, 2005

At an Extraordinary General Meeting of the Shareholders of the Company duly convened and held at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 13 May 2005 at 9:30 a.m., the following special resolution was duly passed:

SPECIAL RESOLUTION

(5) "**THAT** the Articles of Association of the Company be and are hereby amended by inserting the following immediately after the existing Article 178 as new Article A:

Series A Cumulative Convertible Preferred Shares

A.

(1) Rank

(a) With respect to dividend rights, the Series A Preferred Shares shall rank (i) junior to each other class or series of equity securities which by its terms ranks senior to the Series A Preferred Shares as to payment of dividends, (ii) on a parity with each other class or series of equity securities which by its terms ranks on a parity with the Series A Preferred Shares as to payment of dividends, and (iii) prior to the Company's ordinary shares (including the Ordinary Shares and the Company's non-voting ordinary shares, nominal value HK$0.025 per share (the "**Non-Voting Shares**")), and, except as specified above, all other classes and series of equity securities of the Company issued after the date of the original issuance of Series A Preferred Shares by the Company. With respect to dividends, all equity securities of the Company to which the Series A Preferred Shares rank senior, including the Ordinary Shares and the Non-Voting Shares, are collectively referred to herein as the "**Junior Dividend Securities**"; all equity securities of the Company with which the Series A Preferred Shares rank on a parity are collectively referred to herein as the "**Parity Dividend Securities**"; and all equity securities of the Company to which the Series A

Preferred Shares rank junior are collectively referred to herein as the "**Senior Dividend Securities**".

(b) With respect to rights upon the distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "**Liquidation**"), the Series A Preferred Shares shall rank (i) junior to each other class or series of equity securities which by its terms ranks senior to the Series A Preferred Shares as to distribution of assets upon a Liquidation, (ii) on a parity with each other class or series of equity securities which by its terms ranks on a parity with the Series A Preferred Shares as to distribution of assets upon a Liquidation, and (iii) prior to the Company's ordinary shares (including the Ordinary Shares and the Non-Voting Shares) and, except as specified above, all other classes and series of equity securities of the Company issued after the date of the original issuance of Series A Preferred Shares by the Company. With respect to the distribution of assets upon a Liquidation, whether voluntary or involuntary, all equity securities of the Company to which the Series A Preferred Shares rank senior, including the Ordinary Shares and the Non-Voting Shares, are collectively referred to herein as "**Junior Liquidation Securities**"; all equity securities of the Company to which the Series A Preferred Shares rank on parity, are collectively referred to herein as "**Parity Liquidation Securities**"; and all equity securities of the Company to which the Series A Preferred Shares rank junior are collectively referred to herein as "**Senior Liquidation Securities**".

(c) The Series A Preferred Shares shall be subject to the creation of Junior Dividend Securities and Junior Liquidation Securities (collectively, "**Junior Securities**"). No Parity Dividend Securities or Parity Liquidation Securities (collectively, "**Parity Securities**"), or Senior Dividend Securities or Senior Liquidation Securities (collectively, "**Senior Securities**") shall exist and be outstanding while any Series A Preferred Shares shall be issued and outstanding be created except in accordance with the terms hereof, including, without limitation, Article A(12)(a)(i) hereof.

(2) <u>Dividends</u>

(a) Series A Preferred Shares shall accumulate dividends at a rate of 4.5% per annum of the Stated Value. Dividends shall begin to accumulate on the Series A Preferred Shares from the Issue Date and shall be deemed to accumulate from day to day whether or not there shall be funds of the Company legally available for the payment of such dividends and whether or not such dividends are declared. Dividends shall accumulate on the basis of a 360-day year consisting of twelve 30-day months (four 90-day quarters), and any dividend payable on the Series A Preferred Shares for any partial dividend period shall be computed based upon the actual number of days elapsed in the period for which it is payable.

(b) Payment of dividends shall be made in cash, in four equal quarterly instalments (except that in the case of a partial dividend period, the instalment shall be calculated in accordance with the last sentence of Article A(2)(a)) on the last day of March, June, September and December of each year after the Issue Date, or if any such date is not a Business Day, the Business Day next preceding such day (each such date, regardless of whether any dividends have been paid or declared and set aside for payment on such date, a "**Dividend Payment Date**"), to the Holders as of the fifteenth day prior to the relevant Dividend Payment Date.

Dividends shall be paid only when, as and if declared by the Board of Directors out of funds at the time legally available for the payment of dividends provided that at the time of each such payment, no default or event of default exists or would result from such payment under the terms of the agreements governing indebtedness of the Company entered into in connection with the Company's acquisition of the personal computer business of International Business Machines Corporation and outstanding on the date hereof. Accumulated dividends (including dividends accumulated on any Arrearage) not paid in cash on a Dividend Payment Date pursuant to the preceding sentence shall constitute an Arrearage from and after such Dividend Payment Date.

(c) Dividends on the Series A Preferred Shares shall be cumulative, and from and after (i) any Dividend Payment Date on which any dividend, including any Arrearage, that has accumulated or been deemed to have accumulated through such date (including on any Arrearage) has not been paid in full, (ii) any payment date set for a redemption pursuant to Article A(4) or Article A(5) on which any Redemption Price is not paid in full or (iii) any payment date set for a redemption pursuant to Article A(6) on which any COC Redemption Price is not paid in full, additional dividends shall accumulate in respect of the amount of such unpaid dividends, unpaid Redemption Price or unpaid COC Redemption Price, as the case may be (the "**Arrearage**"), at the rate of 4.5% per annum (or such lesser rate as may be the maximum rate that is then permitted by applicable law). Such additional dividends in respect of any Arrearage shall be deemed to accumulate from day to day whether or not there shall be funds of the Company legally available for the payment of such dividends and whether or not such dividends are declared until the Arrearage is paid, shall be calculated as of such successive Dividend Payment Date and shall constitute an additional Arrearage from and after any Dividend Payment Date to the extent not paid on such Dividend Payment Date. References in any Article herein to "dividends" that have accumulated or that have been deemed to have accumulated with respect to the Series A Preferred Shares shall include the amount, if any, of any Arrearage together with any dividends accumulated or deemed to have accumulated on any Arrearage pursuant to this Article A(2)(c). Additional dividends in respect of any Arrearage may be declared and paid at any time, in whole or in part, without reference to any regular Dividend Payment Date, to the Holders on such special record date as may be fixed by the Board of Directors (which special record date shall be no less than 5 days prior to the corresponding payment date). All dividends, including dividends accumulated or deemed to have accumulated in respect of any Arrearage shall be paid in cash subject to the proviso in the penultimate sentence of Article A(2)(b).

(d) All dividends paid on the Series A Preferred Shares shall be allocated pro rata on a share-by-share basis among all such Series A Preferred Shares then in issue. Dividends that are declared and paid in an amount less than the full amount of dividends, including any Arrearage, accumulated or deemed to have accumulated on the Series A Preferred Shares (and on any Arrearage) shall be applied first to the earliest dividend which has not theretofore been paid. All cash payments of dividends on the Series A Preferred Shares shall be made in such currency of Hong Kong as at the time of payment is legal tender for payment of public and private debts.

(3) Liquidation Preference

(a) In the event of a Liquidation, before any payment shall be made or any assets distributed to the holders of any Junior Liquidation Securities, the Holders of Series A Preferred Shares then in issue shall be entitled to receive out of the assets of the Company an amount per share equal to the sum of (i) the unpaid dividends and Arrearages, if any, accumulated or deemed to have accumulated thereon (including on any Arrearage) to the date of final distribution to such Holders, whether or not such dividends are or have been declared or earned, and (ii) the Stated Value thereof, and no more. After any such payment in full, the holders of Series A Preferred Shares shall not, as such, be entitled to any further participation in any distribution of assets of the Company. All the assets of the Company available for distribution to shareholders after payment of the liquidation preferences of any Senior Liquidation Securities shall be distributed ratably (in proportion to the full distributable amounts to which holders of Series A Preferred Shares and Parity Liquidation Securities, if any, are respectively entitled upon such Liquidation) among the holders of the Series A Preferred Shares then in issue and Parity Liquidation Securities, if any, when such assets are not sufficient to pay in full the aggregate amounts payable thereon.

(b) Neither a consolidation, amalgamation, or merger of the Company with or into any other Person or Persons, nor a sale, conveyance, lease, exchange or transfer of all or a substantial part of the Company's assets for cash, securities or other property to a Person or Persons shall be deemed to be a Liquidation for purposes of this Article A(3), but the Holders shall nevertheless be entitled from and after any such consolidation, amalgamation, merger or sale, conveyance, lease, exchange or transfer of all or a substantial part of the Company's assets to the rights provided by this Article A(3) following any such transaction (and such rights shall be in addition to the rights provided by Article A(6)).

(4) Redemption at the Option of the Company

(a) At any time or from time to time, on and after the seventh anniversary of the Issue Date, the Company shall have the right (subject to the legal availability of funds therefor), at its option and election at any time, or from time to time, to redeem all or part (in minimum increments of 1,000 shares) the issued and outstanding Series A Preferred Shares in accordance with the provisions of this Article A(4). The redemption price for such Series A Preferred Shares shall be paid in cash out of funds legally available therefor and shall be in an amount per share equal to the sum of (i) the unpaid dividends and Arrearages, if any, accumulated or deemed to have accumulated thereon (including on any Arrearage) to the date of actual payment of the Redemption Price, whether or not such dividends are or have been declared, and (ii) the Stated Value (such sum being referred to as the "**Redemption Price**"). In case of any redemption under this Article A(4) of less than all of the Series A Preferred Shares, the shares to be redeemed shall be redeemed on a pro rata basis among all Holders.

(b) Written notice of the redemption of the issued and outstanding Series A Preferred Shares pursuant to this Article A(4) (the "**Redemption Notice**") shall be sent to all Holders to be redeemed by first class mail, postage prepaid, at each such Holder's address as it appears on the register of members of the Company, not more than 60 nor fewer than 30 days prior to the date fixed for redemption

pursuant to this Article A(4) (the "**Redemption Date**"); *provided, however,* that any failure to give such Redemption Notice or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any Series A Preferred Shares, except as to any Holder to whom the Company has failed to give such Redemption Notice or except as to any Holder to whom such Redemption Notice was defective. In order to facilitate the redemption of Series A Preferred Shares pursuant to this Article A(4), the Board of Directors may fix a record date for the determination of the Holders whose Series A Preferred Shares will be redeemed, which record date shall not be more than five Business Days prior to the date such Redemption Notice is mailed. In addition to any information required by law, such Redemption Notice shall state: (i) the Redemption Date; (ii) the record date, if any; (iii) the Redemption Price; (iv) the number of Series A Preferred Shares to be redeemed and, if fewer than all Series A Preferred Shares held by such Holder are to be redeemed, the number of such Holder's Series A Preferred Shares to be redeemed; (v) the place or places where certificates for such Series A Preferred Shares are to be surrendered for payment of the Redemption Price; (vi) that payment of the Redemption Price of Series A Preferred Shares will be made only upon surrender of the certificates representing such shares as specified in such Redemption Notice; and (vii) that, unless the Company defaults in paying the Redemption Price of the Series A Preferred Shares called for redemption, dividends on such Series A Preferred Shares shall cease to accumulate on and after the Redemption Date. Upon the mailing of any such Redemption Notice, the Company shall become obligated to redeem at the time of redemption specified therein Series A Preferred Shares called for redemption. Notwithstanding any other provision of this Article A(4), each Holder of a Series A Preferred Share shall have the right to convert such Series A Preferred Share into Ordinary Shares pursuant to Article A(8) at any time prior to the Redemption Date.

(c) The Company shall, no later than 11:00 a.m., Hong Kong time, on any Redemption Date pursuant to this Article A(4), deposit with its share registrar or other redemption agent having a capital and surplus of at least US$250,000,000, as a trust fund for the benefit of the Holders of the Series A Preferred Shares to be redeemed, cash that is sufficient in amount to redeem the Series A Preferred Shares to be redeemed in accordance with the notice required by Article A4(b) (other than those theretofore surrendered for conversion into Ordinary Shares), with irrevocable instructions and authority to such share registrar or other redemption agent to pay to the respective Holders of such shares, as evidenced by a list of such Holders certified by an officer of the Company, the aggregate Redemption Price for the shares to be redeemed upon surrender of their respective share certificates. Any such deposit of funds shall be irrevocable, except that (i) if any Series A Preferred Shares called for redemption are converted pursuant Article A(8), any funds deposited with such share registrar or other redemption agent shall be paid to the Company upon its request, and (ii) any balance of monies so deposited by the Company and unclaimed by the Holders of the Series A Preferred Shares entitled thereto at the expiration of 12 months from the applicable Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the Company. After any such repayment, such transfer or redemption agent shall be relieved of all responsibility to the Holders entitled to the funds so repaid, and such Holders shall look only to the Company for payment without interest or other earnings as general creditors of the Company.

(d) If (i) a Redemption Notice has been mailed in accordance with Article A(4)(b) above and (ii) on or before the applicable Redemption Date, all funds necessary for such redemption have been deposited as provided in Article A(4)(c), then, from and after such Redemption Date, dividends on the Series A Preferred Shares so called for redemption shall cease to accumulate, and said shares shall no longer be deemed to be in issue and shall not have the status of Series A Preferred Shares, whether or not certificates representing such Series A Preferred Shares have been delivered to the share registrar of the Company, and all rights of the Holders thereof as Holders (except the right to receive from the Company the Redemption Price for each of such Holder's Series A Preferred Shares) shall cease. Upon surrender, in accordance with the relevant Redemption Notice, of the certificates for any shares so redeemed, such shares shall be redeemed by the Company at the Redemption Price and thereafter cancelled in accordance with the Companies Ordinance. Notwithstanding the foregoing provisions of this Article A(4)(d), if the Company shall default in the payment of the Redemption Price in respect of any Series A Preferred Share on the applicable Redemption Date, dividends on such share shall continue to accumulate, and the Holder of such share shall continue to have all rights as a Holder of such Series A Preferred Share unless and until such share is redeemed and such price is paid in accordance with the terms hereof.

(5) Redemption at the Option of the Holder

(a) At any time or from time to time, on and after the seventh anniversary of the Issue Date, any Holder, in accordance with the procedures set forth in this Article A(5), may require the Company to redeem all or any part of such Holder's Series A Preferred Shares at a price per share equal to the Redemption Price.

(b) In the event a Holder shall elect to require the Company to redeem all or any portion of such Holder's Series A Preferred Shares (in minimum increments of 1,000 shares) pursuant to this Article A(5), such Holder shall deliver a written notice (a "**Holder Notice**") to the Company so stating, it being understood that such Holder shall have the right to deliver a Holder Notice prior to the seventh anniversary of the Issue Date; *provided* that the Holder Optional Redemption Date shall be after the seventh anniversary of the Issue Date. The Holder Notice (and each Subsequent Notice, as defined below) shall include: (i) the certificate number and number of Series A Preferred Shares to be redeemed and (ii) the account or accounts (together with wire payment instructions) into which the Redemption Price is to be paid. On or prior to the 10th day after receipt of any Holder Notice, the Company shall send a notice of redemption pursuant to this Article A(5) (a "**Notice of Holder Optional Redemption**") to all Holders, by first class mail, postage prepaid, at each such Holder's address as it appears on the register of members of the Company, which notice shall specify the date fixed for redemption pursuant to this Article A(5) (the "**Holder Optional Redemption Date**"), which shall be not more than 60 nor fewer than 30 days after the date of such Notice of Holder Optional Redemption; *provided, however,* that any failure to give such Notice of Holder Optional Redemption or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any Series A Preferred Shares, except as to any Holder to whom the Company has failed to give such Notice of Holder Optional Redemption or to whom such notice was defective. In addition to any information required by law, such Notice of Holder Optional Redemption shall

state: (i) the Holder Optional Redemption Date; (ii) the Redemption Price; (iii) the place or places where certificates for such Series A Preferred Shares are to be surrendered for payment of the Redemption Price; (iv) that payment of the Redemption Price of Series A Preferred Shares will be made only upon surrender of such shares as specified in such Notice of Holder Optional Redemption; and (v) that, unless the Company defaults in paying the Redemption Price of the Series A Preferred Shares called for redemption, dividends on such Series A Preferred Shares shall cease to accumulate on and after the Holder Optional Redemption Date.

(c) At any time during the period from delivery of a Holder Notice until the date that is 15 days prior to the Holder Optional Redemption Date, any Holder shall be entitled to deliver additional written notices (each, a "**Subsequent Notice**") to the Company electing to require the Company to redeem all or any portion of the Series A Preferred Shares held by such Holder on the Holder Optional Redemption Date (other than those theretofore surrendered for conversion into Ordinary Shares). The Company shall redeem all of the Series A Preferred Shares specified in the Holder Notice and any Subsequent Notice delivered in accordance with this Article A(5)(c) (other than those theretofore surrendered for conversion into Ordinary Shares) on the Holder Optional Redemption Date, as provided in Article A(5)(d). Upon the mailing of any Holder Notice or timely Subsequent Notice, such Holder shall be deemed to have irrevocably elected to cause the Company to redeem the number of such Holder's Series A Preferred Shares specified in such Holder Notice or Subsequent Notice. Upon the mailing of any Holder Notice or timely Subsequent Notice, the Company shall become obligated to redeem at the time of redemption specified therein the number of such Series A Preferred Shares specified therein out of funds legally available therefor.

(d) In the event a Holder shall deliver a Holder Notice or a Subsequent Notice to the Company pursuant to Article A(5)(b), the Company shall, no later than 11:00 a.m., Hong Kong time on the Holder Optional Redemption Date, pay, by wire transfer of immediately available funds to the account or accounts specified by the Holder in the Holder Notice or Subsequent Notice, cash that is sufficient in amount to redeem the shares to be redeemed in accordance with Article A(5)(b) (other than those theretofore surrendered for conversion into Ordinary Shares); *provided* that, prior to the Holder Optional Redemption Date, such Holder shall have delivered to the Company the certificate or certificates representing the Series A Preferred Shares to be redeemed. Notwithstanding any other provision of this Article A(5), each Holder of a Series A Preferred Share shall have the right to convert such Series A Preferred Share into Ordinary Shares pursuant to Article A(8) at any time prior to the Holder Optional Redemption Date.

(e) From and after the date on which payment of the Redemption Price is made as provided in Article A(5)(d), dividends on the Series A Preferred Shares so redeemed shall cease to accumulate, and said shares shall be cancelled in accordance with the Companies Ordinance, whether or not certificates representing such Series A Preferred Shares have been delivered to the share registrar, and all rights of the Holders thereof as Holders shall cease. Notwithstanding the foregoing provisions of this Article A(5)(e), if the Company shall default in the payment of the Redemption Price in respect of any Series A Preferred Share on the applicable Holder Optional Redemption Date, dividends on such share shall continue to accumulate, and the Holder of such Series A

Preferred Share shall continue to have all rights as a Holder of such share unless and until such share is redeemed and such Redemption Price is paid in accordance with the terms hereof.

(6) Redemption Upon a Change of Control

(a) In the event there occurs a Change of Control, any Holder as of the date of such Change of Control, in accordance with the procedures set forth in this Article A(6), may require the Company to redeem any or all of the Series A Preferred Shares held by such Holder at a price per share equal to the sum of (i) 100% of the unpaid dividends, if any, accumulated or deemed to have accumulated thereon (including on any Arrearage) to the date of actual payment of the COC Redemption Price that have not become Arrearages, whether or not such dividends are or have been declared, and (ii) 101% of the sum of the Stated Value plus any Arrearages (the "**COC Redemption Price**").

(b) Notice of any Change of Control (a "**Change of Control Notice**") shall be sent to all Holders on or prior to the fifth Business Day after a Change of Control. Failure by the Company to give the Change of Control Notice or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any Series A Preferred Shares, except as to any Holder to whom the Company has failed to give such Change of Control Notice or except as to any Holder to whom such notice was defective. In addition to any information required by law, such Change of Control Notice shall set forth: (i) in reasonable detail the transaction or transactions constituting such Change of Control and set forth each Holder's right to require the Company to redeem any and all Series A Preferred Shares held by such Holder out of funds legally available therefor; (ii) the date fixed for redemption pursuant to this Article A(6) (the "**COC Redemption Date**"), which date shall be not fewer than 30 nor more than 45 days after the date of such Change of Control Notice; (iii) the COC Redemption Price; (iv) the procedures to be followed by such Holders in exercising their rights to cause such redemption, including the place or places where certificates for such shares are to be surrendered for payment of the COC Redemption Price; (v) that payment of the COC Redemption Price of Series A Shares called for redemption will be made only upon surrender of the certificates representing such shares as specified in the Change of Control Notice; and (vi) that, unless the Company defaults in paying the COC Redemption Price of the Series A Preferred Shares as to which a COC Redemption Notice is delivered in accordance with this Article A(6), dividends on each Series A Preferred Share to be redeemed shall cease to accumulate on the COC Redemption Date.

(c) In the event a Holder shall elect to require the Company to redeem any or all of such Holder's Series A Preferred Shares pursuant to this Article A(6), such Holder shall deliver, at least 15 days prior to the COC Redemption Date specified in the Change of Control Notice, or, if such notice is not given as required by under Article A(6)(b), at any time following the last day on which the Company was required to give such notice (in which case the COC Redemption Date with respect to the Change of Control shall be the date which is the later of (x) 15 days following the last day the Company was required to give the Change of Control Notice in accordance with Article A(6)(b) and (y) 30 days following the delivery of such election by such Holder), a written notice (the "**COC Redemption Notice**"), in the reasonable form specified by the Company, to the Company stating: (i) the certificate number and number of

Series A Preferred Shares to be redeemed pursuant to this Article A(6) and (ii) the account or accounts (together with wire payment instructions) into which the Redemption Price is to be paid. The Company shall redeem the number of Series A Preferred Shares specified in each COC Redemption Notice on the COC Redemption Date with respect to the Change of Control fixed by the Company or as provided in the preceding sentence. The Company shall comply with any securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the redemption of Series A Preferred Shares as a result of a Change of Control. Notwithstanding any other provision of this Article A(6), each Holder of a Series A Preferred Share shall have the right to convert such Series A Preferred Share into Ordinary Shares pursuant to Article A(8) at any time prior to the COC Redemption Date.

(d) The Company shall, no later than 11:00 a.m., Hong Kong time, on any redemption date pursuant to this Article A(6), deposit with its share registrar or other redemption agent having a capital and surplus of at least US$250,000,000, as a trust fund for the benefit of the Holders of the Series A Preferred Shares to be redeemed, cash that is sufficient in amount to redeem the shares to be redeemed in accordance with this Article A(6) (other than those theretofore surrendered for conversion into Ordinary Shares), with irrevocable instructions and authority to such share registrar or other redemption agent to pay to the respective Holders of such shares, as evidenced by a list of such Holders certified by an officer of the Company, the aggregate COC Redemption Price for the shares to be redeemed upon surrender of their respective share certificates. Any such deposit of funds shall be irrevocable, except that (i) if any Series A Preferred Shares called for redemption are converted pursuant to Article A(8), any funds deposited with such share registrar or other redemption agent shall be paid to the Company upon its request, and (ii) any balance of monies so deposited by the Company and unclaimed by the Holders of the Series A Preferred Shares entitled thereto at the expiration of 12 months from the applicable COC Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the Company. After any such repayment, such transfer or redemption agent shall be relieved of all responsibility to the Holders entitled to the funds so repaid, and such Holders shall look only to the Company for payment without interest or other earnings as general creditors of the Company.

(e) If, (i) a COC Redemption Notice has been given in accordance with Article A(6)(c) above and (ii) on or before the applicable COC Redemption Date, all funds necessary for such redemption shall have been deposited as provided in Article A(6)(d), then, from and after the COC Redemption Date, dividends on the Series A Preferred Shares to be redeemed in accordance with this Article A(6) shall cease to accumulate, and said shares shall no longer be deemed to be in issue and shall not have the status of Series A Preferred Shares, whether or not certificates representing such Series A Preferred Shares have been delivered to the share registrar of the Company, and all rights of the Holders thereof as Holders (except the right to receive from the Company the COC Redemption Price for each of such Holder's Series A Preferred Shares) shall cease. Upon surrender, in accordance with said COC Redemption Notice, of the certificates for any shares so redeemed, such shares shall be redeemed by the Company at the COC Redemption Price and thereafter cancelled in accordance with the Companies Ordinance. Notwithstanding the foregoing provisions of this Article A(6)(e), if the Company shall default in the payment of the COC Redemption Price in respect of any Series A Preferred Share on the COC Redemption Date

under this Article A(6), dividends on such share shall continue to accumulate without giving effect to the provisions of the first sentence of this Article A(6)(e), and the Holder of such Series A Preferred Share shall continue to have all rights as a Holder of such Series A Preferred Share unless and until such share is redeemed and such price is paid in accordance with the terms hereof.

(f) Notwithstanding any other provision of this Article A(6), the right of any and all Holders to cause the Company to redeem Series A Preferred Shares shall be subject to the condition that (i) all principal of, interest on, and premium, if any, and all other obligations of the Company under agreements for indebtedness of the Company entered into in connection with the Company's acquisition of the personal computer business of International Business Machines Corporation and outstanding on the date hereof shall have been repaid or prepaid in full in cash at the time of such redemption or (ii) at the time of each such redemption, no default or event of default exists or would result from such redemption under the agreements for indebtedness of the Company entered into in connection with the Company's acquisition of the personal computer business of International Business Machines Corporation and outstanding on the date hereof.

(7) Application of Funds

In the event that, in connection with the redemption of any Series A Preferred Shares pursuant to Article A(4), Article A(5) or Article A(6), the Company shall make total payment in an aggregate amount less than the aggregate Redemption Price or the aggregate COC Redemption Price, as applicable, for all Series A Preferred Shares to be redeemed (including in the event the funds of the Company legally available for redemption of Series A Preferred Shares on any date fixed for redemption are insufficient to redeem the total number of Series A Preferred Shares to be redeemed on such date), those funds available for such payment shall be allocated pro rata among the Holders who are entitled to receive payment in connection with such redemption, based on each Holder's proportion of the total number of Series A Preferred Shares to be redeemed. Notwithstanding the foregoing provisions of this Article A(7), any Series A Preferred Share as to which the Redemption Price or COC Redemption Price, as applicable, is not paid in full on the redemption date under Article A(4), Article A(5) or Article A(6), as applicable, dividends on such share shall continue to accumulate, and the Holder of such Series A Preferred Share shall continue to have all rights as a Holder of such share unless and until such share is redeemed and such price is paid in accordance with the terms hereof. In the event that funds legally available for redemption of Series A Preferred Shares are insufficient to redeem the total number of Series A Preferred Shares on any date fixed for redemption, at any time thereafter when additional funds are legally available for the redemption of any Series A Preferred Shares, such funds will immediately be used to redeem all or any part of the balance of the Series A Preferred Shares that the Company has become obliged to redeem on any date fixed for redemption but that it has not redeemed.

(8) Conversion

(a) At the option and election of the holder thereof, each Series A Preferred Share may be converted in the manner provided herein at any time into fully paid Ordinary Shares. As of the Conversion Date with respect to a Series A Preferred Share, subject to subsection (e) this Article A(8), such Series A Preferred Share

shall be converted into that number of Ordinary Shares (as such shares shall then be constituted) equal to the quotient of (i) the Stated Value, divided by (ii) the Conversion Price in effect on the Conversion Date.

(b) Conversion of Series A Preferred Shares may be effected by any Holder thereof upon the surrender to the Company at the office of the transfer agent for the Series A Preferred Shares, of the certificate for such Series A Preferred Shares to be converted, accompanied by a written notice (a "**Conversion Notice**") in the form set forth in Article A(8)(c), stating that such Holder elects to convert all or a specified whole number of Series A Preferred Shares represented by such certificate in accordance with the provisions of this Article A(8) and specifying the name or names in which such Holder wishes the certificate or certificates for Ordinary Shares to be issued, and shall be accompanied by transfer taxes, if required pursuant to Article A(8)(g).

(c) Conversion pursuant to subsection (b) of this Article A(8) shall be deemed to have occurred at the close of business on the first date (the "**Conversion Date**") on which the relevant Conversion Notice has been given by the Holder of the Series A Preferred Shares to be converted and the certificate or certificates representing the Series A Preferred Shares to be converted have been surrendered as provided in subsection (b) of this Article A(8). As of such time:

(i) the rights of the Holder thereof as to the shares being converted shall cease except for the right to receive Ordinary Shares and cash in lieu of fractional Ordinary Shares in accordance herewith;

(ii) the person in whose name any certificate or certificates for the Ordinary Shares shall be issuable upon such conversion shall be deemed to have become on the Conversion Date the holder of record of the shares represented thereby; *provided, however*, that if any such surrender occurs on any date when the share transfer books of the Company shall be closed, the conversion shall be effected on the next succeeding day on which such share transfer books are open, and the person in whose name the certificates are to be issued shall be the record holder thereof for all purposes, but such conversion shall be at the Conversion Price in effect on the date upon which certificate or certificates representing such Series A Preferred Shares were surrendered.

(d) The Company shall promptly (and in any event within seven Business Days) after the Conversion Date, issue and allot the relevant Ordinary Shares and issue and cause to be delivered as directed by the Holder of the Series A Preferred Shares being converted: (i) certificates representing the number of validly issued and fully paid and nonassessable full Ordinary Shares to which such Holder shall be entitled, (ii) any cash that is required to be paid pursuant to Article A(8)(e), and (iii) if less than the full number of Series A Preferred Shares evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of Series A Preferred Shares evidenced by such surrendered certificate or certificates less the number of Series A Preferred Shares being converted.

(e) In connection with the conversion of any Series A Preferred Share, no fractions of Ordinary Shares shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such

fractional interest multiplied by the Closing Price per Ordinary Share on the Conversion Date (or on the Trading Day immediately preceding the Conversion Date, if the Conversion Date is not a Trading Day). If more than one Series A Preferred Share shall be surrendered for conversion by the same Holder on the same Conversion Date, the number of full Ordinary Shares issuable on conversion thereof shall be computed on the basis of the total number of Series A Preferred Shares so surrendered. On or before the earlier of (i) the Dividend Payment Date next occurring after the Conversion Date with respect to a Series A Preferred Share and (ii) the tenth day after such Conversion Date, the Company shall pay to the Holder of such Series A Preferred Share on the record date for such Dividend Payment Date or such Conversion Date, as the case may be, all dividends and Arrearages accumulated or deemed to have accumulated thereon (including on any Arrearage) and unpaid in respect of such Series A Preferred Share through the Conversion Date.

(f) To the extent that any Series A Preferred Share is to be redeemed pursuant to Article A(4), Article A(5) or Article A(6) hereof, from and after the applicable redemption date, the right of a Holder to convert such Series A Preferred Share pursuant to this Article A(8) shall cease and terminate, except if the Company shall default in payment of the Redemption Price or the COC Redemption Price, as the case may be, on the applicable redemption date, in which case all such rights shall continue unless and until such Series A Preferred Share is redeemed and such price is paid in full in accordance with the terms hereof. Notwithstanding anything in the foregoing to the contrary, if the Conversion Date shall occur with respect to any Series A Preferred Share on or prior to any redemption date pursuant to Article A(4), Article A(5) or Article A(6) hereof, such Series A Preferred Share shall be converted by the Company into Ordinary Shares in the manner provided in this Article A(8).

(g) The issue of certificates representing the Ordinary Shares on conversions of the Series A Preferred Shares shall be made without charge to the holders of such shares for any issuance tax in respect thereof imposed by the government of Hong Kong or any political subdivision thereof or other cost incurred by the Company in connection with such conversion and/or the issuance of such Ordinary Shares. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than the name in which the Series A Preferred Shares with respect to which such Ordinary Shares are issued are registered, and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

(9) Adjustment of Conversion Price. The Conversion Price shall be subject to adjustment as follows:

(a) Share Dividends. In case at any time after the original issuance of the Series A Preferred Shares, the Company shall pay or make a dividend or other distribution on all or any portion of its Common Shares or shall make a dividend or other distribution on any other class of shares of its capital stock, which dividend or distribution is paid or payable, in whole or in part, in Common Shares, the Conversion Price in effect at the opening of business on the Business Day following the date fixed for the determination of shareholders entitled to receive

such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction of which (x) the *numerator* shall be the number of Common Shares outstanding at the close of business on the date fixed for such determination and (y) the *denominator* shall be the *sum of* (1) such number of Common Shares outstanding and (2) the total number of Common Shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the Business Day following the date fixed for such determination. If any dividend or other distribution of the type described in this Article A(9)(a) is declared but not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(b) Stock Splits and Reverse Splits. In case at any time after the date of the original issuance of the Series A Preferred Shares, all or any portion of the Common Shares outstanding shall be subdivided into a greater number of Common Shares, the Conversion Price in effect at the opening of business on the Business Day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case at any time after the date of the original issuance of the Series A Preferred Shares, all or any portion of the Common Shares outstanding shall be combined into a smaller number of Common Shares, the Conversion Price in effect at the opening of business on the Business Day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the Business Day following the day upon which such subdivision or combination becomes effective.

(c) Special Dividends. In case at any time after the date of the original issuance of the Series A Preferred Shares, the Company shall, by dividend or otherwise, distribute to all holders of Common Shares evidences of its indebtedness or assets (including securities, rights, warrants or options, but excluding (i) any Common Shares, rights, warrants or options issued in a Below Market Issuance effected in compliance with Article A(10) or a Qualifying Issuance, (ii) any dividend or distribution paid exclusively in cash, (iii) any dividend or distribution referred to in Article A(9)(a) and (iv) any dividend or distribution comprising a transaction to which Article A(9)(m) applies), the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution shall be reduced by multiplying such Conversion Price by a fraction of which (x) the *numerator* shall be (1) the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the date fixed for such determination, *less* (2) the then-fair market value (determined in reasonable good faith by the Board of Directors) of the assets or evidence of indebtedness so distributed, divided by the number of Common Shares outstanding on the date fixed for such determination, and (y) the *denominator* shall be such current market price per Ordinary Share, such adjustment to become effective immediately prior to the opening of business on the Business Day following the date fixed for the determination of shareholders entitled to receive such distribution. If any dividend or distribution of the type described in this Article A(9)(c) is declared but not so paid or made, the Conversion Price shall again be adjusted to the Conversion Price that would then be in effect if such dividend or distribution had not been declared. The Company shall provide any Holder, upon receipt of a written request therefor,

with any indenture or other instrument defining the rights of the holders of any indebtedness or assets referred to in this Article A(9)(c).

(d) Cash Dividends. In case at any time after the date of the original issuance of the Series A Preferred Shares, the Company shall, by dividend or otherwise, make a distribution to all holders of Common Shares consisting exclusively of cash (excluding any cash that is distributed pursuant to a transaction to which Article A(9)(m) applies or as part of a distribution referred to in Article A(9)(c)) in an aggregate amount that, combined together with the aggregate amount of any other dividends and other distributions to all holders of Common Shares made exclusively in cash within the 12 months preceding the date of payment of such distribution (excluding any distribution paid prior to the date of original issuance of the Series A Preferred Shares) and in respect of which no adjustment pursuant to this Article A(9)(d) has been made exceeds the greater of (i) 2.0% of the *product of* (A) the current market price per Ordinary Share on the date fixed for the determination of shareholders entitled to receive such distribution *multiplied by* (B) the number of Common Shares outstanding on such date, then, and in each such case, immediately after the close of business on the date fixed for such determination, and (ii) 35% of the consolidated net earnings of the Company for the 12-month period preceding the date fixed for the determination of the shareholders entitled to receive such distribution (such amount the "*Excess*"), the Conversion Price in effect immediately prior to the close of business on the date fixed for determination of the shareholders entitled to receive such distribution shall be reduced by multiplying such Conversion Price by a fraction (x) the *numerator* of which shall be equal to (1) the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the date fixed for such determination *less* (2) an amount equal to the *quotient of* (a) the Excess *divided by* (b) the number of Common Shares outstanding on the date fixed for such determination and (y) the *denominator* of which shall be the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the date fixed for such determination. If any dividend or other distribution of the type described in this Article A(9)(d) is declared but not so paid or made, the Conversion Price shall again be adjusted to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(e) Below Market Issuance. If the Company shall effect a Below Market Issuance (whether or not in compliance with Article A(10)) at a subscription, exercise or conversion price per Common Share, as the case may be, that is less than 85% of the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the Determination Date, then solely with respect to the Series A Preferred Shares held by Holders who did not participate in such Below Market Issuance pursuant to Article A(10), the Conversion Price in effect at the close of business on the Determination Date shall be reduced by multiplying such Conversion Price by a fraction of which (x) the *numerator* shall be the *sum of* (1) the number of Common Shares outstanding at the close of business on the Determination Date and (2) the number of Ordinary Shares that the Aggregate Consideration for such Below Market Issuance would subscribe at 85% of such current market price and (y) the *denominator* shall be the *sum of* (1) the number of Common Shares outstanding at the close of business on the Determination Date and (2) the number of Common Shares issued in (or issuable upon the exercise or conversion of the rights, warrants or options issued in) such Below Market Issuance, such reduction to become effective immediately prior to the opening of business on the Business Day following the Determination Date. This Article A(9)(e) shall not apply to (i) any dividend or distribution referred to in

Article A(9)(a) or (ii) any dividend or distribution upon a transaction to which Article A(8)(m) applies.

(f) Reclassification. The reclassification of Common Shares into securities other than Common Shares (other than any reclassification upon a transaction to which Article A(9)(m) applies) shall be deemed to involve (i) a distribution of such securities other than Common Shares to all holders of Common Shares (and the effective date of such reclassification shall be deemed to be "the date fixed for the determination of shareholders entitled to receive such distribution" within the meaning of Article A(9)(c)) and (ii) a subdivision or combination, as the case may be, of the number of Common Shares outstanding immediately prior to such reclassification into the number of Common Shares outstanding immediately thereafter (and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision or combination becomes effective" within the meaning of Article A(9)(b)).

(g) Market Price Determination. For the purpose of any computation under Article A(10) or paragraphs (c), (d), (e) or (f) of this Article A(9), the current market price per Ordinary Share on any date shall be deemed to be the average of the daily Closing Prices per Ordinary Share for the ten consecutive Trading Days immediately preceding the earlier of such date and the day before the "ex date" with respect to the issuance or distribution requiring such computation. For purposes of this Article A(9)(g), the term "ex date," when used with respect to any issuance or distribution, means the first date on which the Ordinary Shares trades regular way on the applicable securities exchange or in the applicable securities market without the right to receive such issuance or distribution.

(h) The Company may (but shall not be required to) make such reductions in the Conversion Price, in addition to those required by paragraphs (a) through (f) of this Article A(9), as it considers to be advisable to avoid or diminish any income tax to holders of Common Shares or rights to subscribe for Common Shares resulting from any dividend or distribution of shares of capital stock (or rights to acquire shares of capital stock) or from any event treated as such for income tax purposes. The Company from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least twenty days, the reduction is irrevocable during the period and the Board of Directors (or, to the extent permitted by applicable law, a duly authorised committee thereof) shall have made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. Whenever the Conversion Price is reduced pursuant to the preceding sentence, the Company shall give to each Holder a written notice of the reduction at least fifteen days prior to the date the reduced Conversion Price takes effect, and such notice shall state the reduced Conversion Price and the period it will be in effect.

(i) Notwithstanding any other provision of this Article A(9), no adjustment to the Conversion Price shall reduce the Conversion Price below the then nominal value per Ordinary Share, and any such purported adjustment shall instead reduce the Conversion Price to such nominal value. The Company hereby covenants not to take any action (i) to increase the nominal value of the Ordinary Shares or (ii) that would or does result in any adjustment in the Conversion Price that would cause the Conversion Price to be less than the then nominal value of the Ordinary Shares.

(j) Notwithstanding any other provision of this Article A(9), no adjustment in the Conversion Price (and no related adjustment in the number of Ordinary Shares into which a Series A Preferred Share is convertible) need be made until all cumulative adjustments to the Conversion Price amount to 1% or more of the Conversion Price as last adjusted. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

(k) Whenever the Conversion Price is adjusted as herein provided:

(i) the Company shall compute the adjusted Conversion Price, as well as the related change in the number of Ordinary Shares into which Series A Preferred Shares are convertible, and shall prepare a certificate signed by the Company Secretary or any director of the Company setting forth the adjusted Conversion Price and the number of Ordinary Shares into which Series A Preferred Shares are convertible and showing in reasonable detail the facts upon which such adjustments were based; and

(ii) a notice stating that the Conversion Price and the number of Ordinary Shares into which Series A Preferred Shares are convertible has been adjusted and setting forth the adjusted Conversion Price and the adjusted number of Ordinary Shares into which Series A Preferred Shares are convertible, shall as soon as reasonably practicable be given by the Company to each Holder.

(l) In any case in which this Article A(9) provides that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the Holder of Series A Preferred Shares converted after such record date and before the occurrence of such event the additional Ordinary Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Ordinary Shares issuable upon such exercise before giving effect to such adjustment and (ii) paying to such Holder any amount in cash in lieu of any fractional Ordinary Share pursuant to Article A(8)(e).

(m) In the event that the Company shall be a party to any transaction, including without limitation any (i) recapitalisation or reclassification of Common Shares (other than a decrease in nominal value, or a change from nominal value to no nominal value, or as a result of a subdivision or combination of Common Shares), (ii) any consolidation or amalgamation or reconstruction of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of outstanding Common Shares), (iii) any sale or transfer of all or substantially all of the assets of the Company, or (iv) any compulsory share exchange, pursuant to which Common Shares are converted into the right to receive other securities, cash or other property, then lawful provision shall be made as part of the terms of such transaction whereby each Holder shall have the right thereafter, to convert such Series A Preferred Shares into the kind and amount of securities, cash and other property receivable upon such recapitalisation, reclassification, consolidation, amalgamation, reconstruction, merger, sale, transfer or share exchange by a holder of the number of Ordinary Shares into which such Series A Preferred Shares might have been converted immediately prior to such recapitalisation, reclassification, consolidation, amalgamation, reconstruction, merger, sale, transfer or share

exchange. The Company or the Person formed by such consolidation or amalgamation or reconstruction or resulting from such merger or which acquires such assets or which acquires the Company's shares, as the case may be, shall make such necessary provisions (including in its certificate or articles of incorporation or other constituent documents if necessary) to establish such right and shall also make lawful provision so that all other terms hereof shall remain in full force and effect following such recapitalisation, reclassification, consolidation, amalgamation, reconstruction, merger, sale, transfer or share exchange. Such provisions shall provide for adjustments which, for events subsequent to the effective date of such provisions, shall be as nearly equivalent as may be practicable to the adjustments provided for in Article A(10) and this Article A(9), and all other terms of such new securities shall be substantially equivalent to the terms provided herein. The above provisions shall similarly apply to successive recapitalisations, reclassifications, consolidations, amalgamations, mergers, reconstructions, sales, transfers or share exchanges.

(n) No Adjustment. Notwithstanding anything to the contrary set forth herein, no adjustment to the Conversion Price or the number of Ordinary Shares issuable upon conversion of Series A Preferred Shares shall be made pursuant to this Article A(9) as a result of, or in connection with, (i) the issuance of Common Shares or other equity interests of the Company (or options or rights to subscribe for such Common Shares or other equity interests) issued to directors, officers or employees of the Company or its Subsidiaries pursuant to a stock option or other similar plan adopted by the Board of Directors or an employment agreement approved by the Board of Directors, or the modification, renewal or extension of any such plan or agreement approved by the Board of Directors, or (ii) the issuance of Ordinary Shares upon the conversion of Series A Preferred Shares or the exercise of warrants issued by the Company on the Issue Date (or any warrants issued by the Company in replacement for such warrants).

(o) In case:

(i) the Company shall authorise or take an action that would, upon consummation, require an adjustment to the Conversion Price pursuant to subparagraphs (a), (b), (c), (d), (e) or (f) of Article A(9); or

(ii) of any transaction to which Article A(9)(m) applies; or

(iii) of the Liquidation of the Company;

then the Company shall cause to be given to the Holder, by first-class mail, postage prepaid, at such Holder's last address as it appears on the register of members of the Company, at least twenty days prior to the proposed record or effective date as the case may be, notice stating (x) the date on which a record (if any) is to be taken for the purpose of such action, dividend or distribution, or, if a record is not to be taken, the date as of which the holders of Common Shares to be entitled to such dividend or distribution are to be determined or (y) the date on which such action, such transaction to which Article A(9)(m) applies or such dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such action, such transaction to which Article A(9)(m) applies or such dissolution, liquidation or winding up (but no failure to mail such notice or any

defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice). Any such notice of a Liquidation shall also set forth, in addition to any information required by applicable law, the payment date or dates when, and the place or places where, the amounts distributable to each Holder in such circumstances shall be payable.

(10) Below Market Issuances

(a) So long as any Series A Preferred Shares remain outstanding, the Company shall not (x) issue rights, warrants or options (including rights, warrants or options embedded in convertible or derivative securities) exercisable for or convertible into Common Shares at an exercise or conversion price per Common Share (or equivalent thereof), or (y) issue Common Shares at a subscription price per Common Share (or equivalent thereof) (net of underwriting discounts and commissions), in each case less than the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the date of such issuance (or, in the case of any issuance effected by dividend or distribution to shareholders, the date fixed for determination of shareholders entitled to receive such dividend or distribution) (such date, the "**Determination Date**" and such issuance a "**Below Market Issuance**"), unless the Company shall have delivered to each Holder, not less than 15 days before the Determination Date, a written notice of such Below Market Issuance, which shall set forth in reasonable detail the terms and conditions of such Below Market Issuance and each Holder's right (the "**Participation Right**") to acquire, at the same price and otherwise on the same terms and conditions as are offered to third parties, a percentage of such Common Shares (or rights, warrants, options or other securities convertible into or exercisable for a percentage of such Common Shares) equal to the percentage of the Company's outstanding Common Shares represented by the Ordinary Shares issuable upon the conversion of Series A Preferred Shares held on the Determination Date by such Holder (such percentage to be determined as of the Determination Date after giving effect to the deemed issuance of such Ordinary Shares but before giving effect to the Below Market Issuance) (its "**Pro Rata Portion**").

(b) Each Holder shall be entitled to exercise its Participation Right by delivering a written notice (a "**Participation Notice**") to the Company prior to the Determination Date, which Participation Notice shall set forth the number of such Common Shares, rights, warrants, options or other securities it elects to acquire, which shall not exceed such Holder's Pro Rata Portion.

(c) Any consideration received in return for the rights, warrants or options issued in a Below Market Issuance shall be taken into account in determining (i) whether any rights, warrants or options have a subscription, conversion or exercise price per share, as the case may be, that is less than the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the Determination Date, and (ii) the aggregate consideration which the Company receives for the Common Shares (or will receive upon the exercise or conversion of the rights, warrants or options) issued in the Below Market Issuance (the "**Aggregate Consideration**"). The value of the Aggregate Consideration, to the extent other than cash, shall be determined in the reasonable good faith judgment of the Board of Directors.

(d) The Participation Right shall not apply to: (i) any dividend or distribution referred to in Article A(9)(a); (ii) any dividend or distribution upon a transaction to which Article A(9)(m) applies; (iii) any issuance of Common Shares in a bona fide underwritten offering in which the price per Common Share received by the Company, net of all underwriting discounts and commissions paid to the underwriters in such offer, is at least 97% of the current market price per Ordinary Share (determined as provided in Article A(9)(g)) on the Determination Date (a "**Qualifying Issuance**"); (iv) the issuance of Common Shares or other equity interests of the Company (or options or rights to subscribe for such Common Shares or other equity interests) issued to directors, officers or employees of the Company or its Subsidiaries pursuant to a stock option or other similar plan adopted by the Board of Directors or an employment agreement approved by the Board of Directors, or the modification, renewal or extension of any such plan or agreement approved by the Board of Directors; or (v) the issuance of Ordinary Shares upon the conversion of Series A Preferred Shares or the exercise of warrants issued by the Company on the Issue Date (or any warrants issued by the Company in replacement for such warrants).

(11) Certain Undertakings of the Company. The Company undertakes to and with each Holder that so long as any Series A Preferred Shares remain outstanding, it will comply with the following provisions of this Article A(11).

(a) If an offer is made to the holders of Ordinary Shares (or such holders other than the offeror and/or any Person controlled by the offeror and/or Persons acting in concert with the offeror) to repurchase, redeem or otherwise acquire (including in an exchange for other securities) Ordinary Shares (or a scheme of arrangement or a similar proposal is made having the same effect), the Company shall forthwith give notice of such offer or scheme or proposal to each Holder.

(b) All Ordinary Shares issued and allotted upon conversion of Series A Preferred Shares: (i) will upon delivery be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights; and (ii) shall rank *pari passu* in all respects with the fully paid Ordinary Shares in issue on the Conversion Date of the Series A Preferred Shares so converted and shall accordingly entitle the holders thereof to participate in full in all dividends or other distributions paid or made on the Ordinary Shares on or after such Conversion Date, other than any dividend or other distribution previously declared, or recommended or resolved to be paid or made for which the record date is on or before the Conversion Date.

(c) If on the Conversion Date with respect to any Series A Preferred Share, any Ordinary Shares are admitted to listing on the HKSE, the Company shall ensure that all Ordinary Shares allotted upon conversion of such Series A Preferred Share shall be admitted to listing on the HKSE.

(d) The Company shall not repurchase, redeem or otherwise acquire (including in an exchange for other securities) any Ordinary Shares of the Company other than in: (i) any offer to repurchase, redeem or otherwise acquire (including an offer to exchange for other securities) Ordinary Shares that is extended to holders of Ordinary Shares generally, including the Investors and their Affiliates that hold Series A Preferred Shares or Ordinary Shares, written notice of which shall have been provided to each Holder no fewer than 10 Business Days before the last date on which tenders can be made in response to such offer; (ii) bona fide on-

market transactions effected through the facilities of the HKSE (or any other recognized stock exchange or national quotation system on which the equity securities of the Company are quoted or listed or admitted for trading) in accordance with all applicable rules and regulations and in which the Company's offer to purchase can be accepted by market participants generally; or (iii) any offer to repurchase, redeem or otherwise acquire up to 435,717,757 Ordinary Shares and/or Non-Voting Shares, in the aggregate, of the Company from International Business Machines Corporation.

(e) From and after the date of original issuance of the Series A Preferred Shares, so long as any Series A Preferred Shares remain outstanding, the Company shall at all times reserve and keep available for issuance and delivery upon conversion of Series A Preferred Shares, free from preemptive rights, the number of authorised but unissued Ordinary Shares as may at any time be required for issuance or delivery upon conversion of all the Series A Preferred Shares then outstanding.

(12) Restrictive Covenants

(a) So long as any Series A Preferred Shares shall be in issue, and unless the consent or approval of a greater number of Series A Preferred Shares shall then be required by law, without first obtaining a Qualifying Resolution given in person or by proxy or by authorised representative at a separate general meeting at which the holders of such shares shall be entitled to vote separately as a class, or by written consent, the Company shall not:

(i) authorise, create, allot, issue or permit to exist any Senior Securities or Parity Securities (whether by merger, consolidation, amalgamation or otherwise);

(ii) reclassify, redesignate, convert or exchange any shares of any capital or capital stock of the Company into Senior Securities or Parity Securities (whether by merger, consolidation, amalgamation or otherwise);

(iii) authorise, create, allot, issue or permit to exist any security exchangeable for, convertible into, or evidencing the right to subscribe for any Senior Securities or Parity Securities (whether by merger, consolidation, amalgamation or otherwise);

(iv) authorise, create, allot, issue or permit to exist any class or series of equity securities, or any shares of any class or series of equity securities, or any security convertible into or exercisable for any class or series of equity securities, redeemable mandatorily or redeemable at the option of the holder thereof at any time on or prior to the seventh anniversary of the Issue Date (whether or not only upon the occurrence of a specified event) (whether by merger, consolidation, amalgamation or otherwise);

(v) amend, alter or repeal any provision of the Articles of Association, or authorise or take any other action which would require the approval of the Company's shareholders, to alter or change the powers, preferences, designations, rights, qualifications, limitations or restrictions of the Series A Preferred Shares or any Senior Securities or Parity Securities so as to

affect the Series A Preferred Shares in any material adverse respect (whether by merger, consolidation, amalgamation or otherwise);

(vi) declare or pay or set apart for payment dividends or make any other distributions on any Junior Securities, or redeem or repurchase any Junior Securities or any warrants, rights or options exercisable for or convertible into any Junior Securities (other than (A) dividends, distributions, redemptions, or repurchases made in the form of, or exchangeable for, Junior Securities, or warrants, rights or options exercisable for or convertible into Junior Securities, and (B) from time to time during the period in which Series A Preferred Shares are in issue, redemptions or repurchases of Junior Securities held by management of the Company in connection with termination of employment, retirement and similar circumstances), unless prior to or concurrently with such declaration, payment, setting apart for payment, other distribution, redemption or repurchase, as the case may be, (x) all dividends, including any Arrearages, that have accumulated or been deemed to have accumulated through such date (including on any Arrearage) on the Series A Preferred Shares and on any Parity Dividend Securities shall have been paid with respect to all past dividend periods with respect to the Series A Preferred Shares and such Parity Dividend Securities shall have been paid in full and (y) sufficient funds shall have been set apart for the payment of the dividend for the current dividend period with respect to the Series A Preferred Shares and any Parity Dividend Securities; or

(vii) declare or pay or set apart for payment dividends or make any other distributions on any Parity Securities, or redeem or repurchase any Parity Securities or any warrants, rights or options exercisable for or convertible into any Parity Securities (other than (A) dividends or distributions effected ratably on Series A Preferred Shares and all Parity Securities, in proportion to the total amounts (including Arrearages and any dividends accumulated or deemed to have accumulated on the Series A Preferred Shares) to which the holders of all such securities are then entitled, (B) redemptions or repurchases in exchange for shares of Junior Securities, or warrants, rights or options exercisable for or convertible into Junior Securities, and (C) other redemptions or repurchases effected ratably on Series A Preferred Shares and all Parity Securities, in proportion to the total amounts (including Arrearages and any dividends accumulated or deemed to have accumulated on the Series A Preferred Shares) to which the holders of all such securities are then entitled; or

(viii) amend, alter or repeal this Article A(12).

(13) Voting Rights

(a) The Holders of Series A Preferred Shares shall have no voting rights except as set forth in this Article A(13), or in Article A(12) hereof or as otherwise from time to time required by law.

(b) So long as any Series A Preferred Shares are in issue, each Series A Preferred Share shall entitle the Holder thereof to vote on all matters voted on by holders of Ordinary Shares, and the Series A Preferred Shares shall vote together with

Ordinary Shares as a single class. On any such matter, each Series A Preferred Share shall entitle the Holder thereof to a number of votes equal to the number of Ordinary Shares into which such Series A Preferred Share is convertible at the time of the record date with respect to such vote (assuming all conditions precedent to such conversion have been satisfied and that such conversion had occurred as of the record date for such vote).

(c) At any separate general meeting at which the Holders of Series A Preferred Shares shall be entitled to vote separately as a class, (i) a quorum for the conduct of business shall be no less than two Persons holding or representing by proxy or by authorised representatives Series A Preferred Shares representing, in the aggregate, at least one-third of the aggregate Stated Value of all Series A Preferred Shares then in issue, and (ii) each Holder of Series A Preferred Shares present in person or by proxy or by authorised representative shall be entitled to one vote per Series A Preferred Share.

(14) Other Securities

The Company shall not enter into any agreement or issue any security that directly conflicts with this Article A.

(15) Additional Definitions

For the purposes of this Article A(15), the following terms shall have the meanings indicated:

"**Affiliate**" means, with respect to Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person (it being understood, that a Person shall be deemed to "control" another Person, for purposes of this definition, if such Person directly or indirectly has the power to direct or cause the direction of the management and policies of such other Person, whether through holding ownership interests in such other Person, through agreements or otherwise).

"**Aggregate Consideration**" has the meaning set forth in Article A(10)(c).

"**Approved Person**" means the Company, International Business Machines Corporation or Legend Holdings Limited, in each case, together with their respective controlled Affiliates.

"**Arrearage**" has the meaning set forth in the Articles of Association, as in effect from time to time.

"**Articles of Association**" means the Articles of Association of the Company, as amended from time to time.

"**Below Market Issuance**" has the meaning set forth in Article A(10)(a).

"**Beneficially Own**" with respect to any securities means having the power, directly or indirectly, to vote or direct the voting of, or to dispose or direct the disposition of, such securities. A Person shall be deemed to Beneficially Own all such securities that such Person has the right to acquire by conversion or otherwise whether such right is

exercisable immediately or after the passage of time. The terms "**Beneficial Ownership**" and "**Beneficial Owner**" have correlative meanings.

"**Board of Directors**" means the Board of Directors of the Company or any authorised committee thereof.

"**Business Day**" means any day, other than a Saturday, Sunday or a day on which banking institutions in Hong Kong are authorised or obligated by law or executive order to close.

"**Change of Control**" means (i) the consummation of (a) sale of all or substantially all the assets of the Company and its subsidiaries, (b) the acquisition of beneficial ownership, directly or indirectly, by any Person other than the Company or any of its subsidiaries of any equity interest in IBM Products Asia Pte Ltd (Singapore) or any successor thereto or (c) a sale of capital stock, business combination, merger, amalgamation, consolidation or joint venture as a result of which any of the following shall have occurred: (i) any Person or group of persons acting in concert (other than an Approved Person) being the beneficial owner, directly or indirectly, of in excess of 40% of the total voting power or equity interest in the Company or any successor thereto or (ii) a majority of the Board of Directors consisting of Persons other than Continuing Directors. As used in this definition, "voting power" in any Person shall mean the right to vote for the election of directors or other equivalent managing body of such Person or, if there are no such directors or managing body, the right to make material business decisions with respect to such Person; and (ii) the adoption of a plan relating to the liquidation or dissolution of the Company shall have been completed, whether or not otherwise in compliance with the provisions of hereof.

"**Change of Control Notice**" has the meaning set forth in Article A(6)(b).

"**Closing Price**" means, with respect to an Ordinary Share on any day, the closing price (based on a Trading Day from 9:30 a.m. to 4:00 p.m. Hong Kong time) per security on the HKSE for the Ordinary Shares on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices per security, regular way, in each case on the HKSE, or, if the Ordinary Shares are not listed or admitted to trading on the HKSE, on the principal national securities exchange or quotation system on which the Ordinary Shares are quoted or listed or admitted to trading, or, if not quoted or listed or admitted to trading on any national securities exchange or quotation system, the average of the closing bid and asked prices per security on the over-the-counter market on the day in question as reported by a generally accepted reporting service, or if not so available, in such manner as reasonably determined by the Board of Directors.

"**COC Redemption Date**" has the meaning set forth in Article A(6)(b).

"**COC Redemption Notice**" has the meaning set forth in Article A(6)(c).

"**COC Redemption Price**" has the meaning set forth in Article A(6)(a).

"**Common Shares**" means Ordinary Shares and Non-Voting Shares.

"**Continuing Directors**" means (a) the members of the Company's Board of Directors on the Issue Date and (b) any other Person nominated for election or appointed to the Board of Directors by the affirmative vote of the Continuing Directors who at the time represent the majority of the members of the Board of Directors.

"**Conversion Price**" means HK$2.725, as adjusted from time to time pursuant to Article A(9).

"**Determination Date**" has the meaning set forth in Article A(10)(a).

"**Dividend Payment Date**" has the meaning set forth in Article A(2)(b).

"**Excess**" has the meaning set forth in Article A(9)(d).

"**General Atlantic**" means, collectively, General Atlantic Partners (Bermuda), L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG and any permitted assignee of the foregoing.

"**Governmental Entity**" means any government or political subdivision or department thereof, any governmental or regulatory body (including the HKSE or any other securities exchange or securities quotation system), any commission (including the Hong Kong Securities and Futures Commission), board, bureau, agency or instrumentality, or any court or arbitrator or alternative dispute resolution body, or other entity controlled directly or indirectly by any government or political subdivision or department thereof, in each case whether federal, state, local or foreign.

"**HK$**" means Hong Kong Dollars.

"**HKSE**" means the Stock Exchange of Hong Kong Limited.

"**Holder**" means the record holder of one or more Series A Preferred Shares, as shown on the register of members of the Company, it being understood that a "Holder" as of any particular date means the record holder of one or more Series A Preferred Shares, as shown on the register of members the Company as of the close of business on such date.

"**Holder Notice**" has the meaning set forth in Article A(5)(b).

"**Holder Optional Redemption Date**" has the meaning set forth in Article A(5)(b).

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China.

"**Investor**" means any of TPG, Newbridge or General Atlantic, and

"**Investors**" means, collectively, TPG, Newbridge and General Atlantic.

"**Issue Date**" means the date on which the Convertible Preferred Share are first issued.

"**Junior Dividend Securities**" has the meaning set forth in Article A(1)(a). "**Junior Liquidation Securities**" has the meaning set forth in Article A(1)(b). "**Junior Securities**" has the meaning set forth in Article A(1)(c). "**Liquidation**" has the meaning set forth in Article A(1)(b).

"**Newbridge**" means Newbridge Asia Acquisition Company LLC and any permitted assignee of Newbridge Asia Acquisition Company LLC.

"**Non-Voting Shares**" means non-voting ordinary shares, nominal value HK$0.025 per share, of the Company.

"**Notice of Holder Optional Redemption**" has the meaning set forth in Article A(5)(b).

"**Ordinary Shares**" mean the class of share capital of the Company designated as ordinary shares, nominal value HK$0.025 per share, as of the Issue Date. For purposes of Article A(9) hereof, "Ordinary Shares" shall be deemed to include any class or classes resulting from any reclassification or reclassifications thereof.

"**Parity Dividend Securities**" has the meaning set forth in Article A(1)(a). "**Parity Liquidation Securities**" has the meaning set forth in Article A(1)(b). "**Parity Securities**" has the meaning set forth in Article A(1)(c). "**Participation Notice**" has the meaning set forth in Article A(10)(b). "**Participation Right**" has the meaning set forth in Article A(10)(a).

"**Person**" means any individual, corporation, company, association, partnership, limited liability company, joint venture, trust, unincorporated organization or Governmental Entity.

"**Pro Rata Portion**" has the meaning set forth in Article A(10)(a).

"**Preferred Shares**" means any series of preferred shares of the Company. "**Qualifying Issuance**" has the meaning set forth in Article A(10)(d).

"**Qualifying Resolution**" means either: (a) a resolution passed at a separate general meeting of the Holders duly convened for the conduct of business by the Holders of 75% of the outstanding Series A Preferred Shares (whether represented in person, by proxy or by authorised representative); or (b) a consent or consents in writing, setting forth the action so taken shall be signed by the Holders of 75% of the outstanding Series A Preferred Shares.

"**Redemption Price**" has the meaning set forth in Article A(4)(a).

"**Securities Act**" means the United States Securities Act of 1933, as amended. "**Senior Dividend Securities**" has the meaning set forth in Article A(1)(a). "**Senior Liquidation Securities**" has the meaning set forth in Article A(1)(b). "**Senior Securities**" has the meaning set forth in Article A(1)(c). "**Series A**

Preferred Shares" has the meaning set forth in the preamble hereto. "**Stated Value**" means HK$1,000 per share. "**Subsequent Notice**" has the meaning set forth in Article A(5)(c).

"**TPG**" means TPG IV Acquisition Company LLC and any permitted assignee of TPG IV Acquisition Company LLC.

"**Trading Day**" means any day on which the HKSE is open for trading, or if the Ordinary Shares are not listed or admitted for trading on the HKSE, any day on which the principal national securities exchange or quotation system on which the Ordinary Shares are quoted or listed or admitted to trading is open for trading, or if the Ordinary Shares are not so quoted, listed or admitted to trading, any Business Day.

"**US$**" means United States Dollars.

"**Voting Securities**" means the Ordinary Shares and any other securities of the Company entitled to vote generally for the election of directors.

(16) Miscellaneous

(a) Notices. Any notice referred to in this Article A shall be in writing and, unless first-class mail shall be specifically permitted for such notices under the terms hereof, shall be deemed to have been given upon personal delivery thereof, upon transmittal of such notice by telecopy (with confirmation of receipt by telecopy or telex) or five days after transmittal by registered or certified mail, postage prepaid, addressed as follows:

(i) if to the Company, to its office at 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong (Attention: Corporate Secretary);

(ii) if to a Holder of Series A Preferred Shares, to such Holder at the address of such Holder as listed in the register of members of the Company; or

(iii) to such other address as the Company or such holder, as the case may be, shall have designated by notice similarly given.

(b) Transfer Agent. The Company shall appoint, and may from time to time discharge and change, a transfer agent for the Series A Preferred Shares. Upon any such appointment or discharge of a transfer agent, the Company shall send notice thereof to each Holder of Series A Preferred Shares.

(c) Record Dates. In the event that the Series A Preferred Shares shall be registered under either the Securities Act or the U.S. Securities Exchange Act of 1934, as amended, the Company shall establish appropriate record dates with respect to payments and other actions to be made with respect to the Series A Preferred Shares."

Registration No. 450816

Yang Yuanqing
Chairman

12

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We[1] ____

of ____

being the registered holder(s) of[2] ____________________ voting ordinary shares in the share capital of Lenovo Group Limited (the "Company") HEREBY APPOINT[3] the Chairman of the Extraordinary General Meeting or ____

of ____

as my/our proxy to attend and vote for me/us at the Extraordinary General Meeting of the Company to be held at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, 1 August 2005 at 9:30 a.m. and at any adjournment thereof and to vote for me/us and in my/our name(s) in respect of such resolution as indicated below and, if no such indication is given, as my/our proxy thinks fit.

	FOR[4]	AGAINST[4]
Special Resolution – Off-market repurchase of 435,717,757 non-voting ordinary shares of the Company.		

Dated this ____________ day of ____________ 2005 Signature[5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**

2. Please insert the number of shares registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all such shares in the share capital of the Company registered in your name(s).

3. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words "the Chairman of the Extraordinary General Meeting or" and insert the name and address of the proxy desired in the space provided. Any shareholder may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company.

4. **Important: *If you wish to vote for the resolution, tick in the appropriate box marked "FOR". If you wish to vote against the resolution, tick in the appropriate box marked "AGAINST".*** Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than referred to above.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, either under seal, under the hand of an officer or attorney duly authorised.

6. Where there are joint registered holders, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares of the Company as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such shares of the Company will alone be entitled to vote in respect thereof.

7. To be valid, this form of proxy along with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending the meeting and voting in person at the meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

8. Any alteration made to this form of proxy must be initialled by the person who signs it.

9. The vote to be taken in the Extraordinary General Meeting will be taken by way of poll.

13

(13)

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "Company") will be held at 9:30 a.m. on 1 August 2005 at Harcourt Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing with or without modification the following resolution:

SPECIAL RESOLUTION

"**THAT** the share repurchase agreement dated 1 May 2005 entered into between the Company and International Business Machines Corporation ("**IBM**") (a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) (the "**Repurchase Agreement**") pursuant to which IBM agreed to sell and the Company agreed to purchase the Excess Shares, representing 435,717,757 Non-voting Shares of HK$0.025 each in the share capital of the Company at the total purchase price of approximately US$152,221,909 (approximately HK$1,187,330,888) which is equivalent to HK$2.725 per Non-voting Share and the transactions contemplated under the Repurchase Agreement ("**Share Repurchase**") be and are hereby approved, confirmed and ratified and any director of the Company ("**Director**") be and is hereby authorised to take such action, to do such things and execute such further documents or deeds as the Director may, in his opinion, deem necessary or desirable for the purpose of implementing or giving effect to any of the matters relating to, or incidental to, the Repurchase Agreement or the Share Repurchase.

For the purposes of this resolution:

"Excess Shares"	means 435,717,757 Non-voting Shares, issued to IBM to satisfy part of the consideration for the IBM Acquisition
"IBM Acquisition"	means the Company's acquisition of IBM's global desktop computer and notebook computer business
"Non-voting Shares"	means unlisted ordinary shares of par value HK$0.025 each in the share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares
"Shares"	means ordinary shares of nominal value of HK$0.025 each in the share capital of the Company which carry voting rights"

By order of the Board
Lenovo Group Limited
Yang Yuanqing
Chairman

Hong Kong, 6 July 2005

Registered office: 23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

As at the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen M Ward, Jr and Ms Ma Xuezheng; the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe, Mr Shan Weijian, Mr Justin T Chang (alternate Director to Mr James G Coulter), Mr Vince Feng (alternate Director to Mr William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr Shan Weijian); and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders of any share of the Company carrying voting rights, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Extraordinary General Meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice (including the Special Resolution) is for reference only. In case of any discrepancies, the English version shall prevail.

6. The vote to be taken in the Extraordinary General Meeting will be taken by way of poll.

"Please also refer to the published version of this announcement in The Standard"

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lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

RESIGNATION AND APPOINTMENT OF ALTERNATE DIRECTOR

The Board of the Company announces that Mr Ricky Wai Kei Lau has resigned, and Mr Daniel Ashton Carroll has been appointed, as alternate Director to Mr Shan Weijian of the Company with effect from 26 May 2005.

The board of Directors (the "Board") of Lenovo Group Limited (the "Company") announces that due to personal reasons Mr Ricky Wai Kei Lau has resigned, and Mr Daniel Ashton Carroll has been appointed, as alternate Director to Mr Shan Weijian of the Company with effect from 26 May 2005.

Mr Daniel Ashton Carroll, age 44, has been appointed as alternate Director to Mr Shan Weijian of the Company with effect from 26 May 2005. Prior to joining the Group, Mr Carroll is Co-Managing Partner of Newbridge Capital, based in San Francisco. He joined Newbridge in 1995 and has been responsible for raising and investing the firm's three investment funds and building the firm's Asia-based investment teams. Mr Carroll runs Newbridge's investment committee and, together with Mr Shan Weijian, oversees the firm's investment strategy and operations. Prior to 1995, Mr Carroll spent nine years with Hambrecht & Quist Group, where he played a key role in the development of the firm's private equity investment operations in Asia. He lived in Bangkok from 1990-1991 and in Hong Kong from 1993-1995. He holds a BA in Economics from Harvard University and an MBA from the Stanford University Graduate School of Business. Mr Carroll is currently a director of Advanced Interconnect Technologies, Matrix Laboratories Ltd. and Shenzhen Development Bank. Mr Carroll has not previously held any positions with the Company or any of its subsidiaries. Save as other disclosed above, Mr Carroll did not hold any other directorship with any listed companies in the last three years and has no relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is no service contract between Mr Carroll and the Company and no terms have been fixed or proposed for his length of service with the Company. Pursuant to the Articles of Association, Mr Carroll will cease to be an alternate Director if Mr Shan ceases for any reason to be a Director and he is not entitled to receive from the Company any fee in his capacity as an alternate Director. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance as at the date of this announcement, Mr Carroll was not interested in any shares, underlying shares or debentures of the Company.

The Board is not aware of any matters relating to the resignation of Mr Lau that needs to be brought to the attention of the holders of securities of the Company.

As at the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen Maurice Ward, Jr and Ms Ma Xuezheng; the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr Shan Weijian, Mr William O Grabe, Mr Justin T Chang (alternate Director to Mr

James G Coulter), Mr Daniel Ashton Carroll (alternate Director to Mr Shan Weijian) and Mr Vince Feng (alternate Director to Mr William O Grabe); and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, 26 May 2005

"Please also refer to the published version of this announcement in The Standard"